UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


07054996

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8):
☒ (Tri-Vision International Ltd.)

Tri-Vision International Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Tri-Vision International Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

895921
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 30, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Notice of Special Meeting of Shareholders to be held on June 28, 2007 and Management Information Circular and Proxy Statement (the "Circular")
- Letter of Transmittal
- Form of Proxy

Item 2. Informational Legends

See pages 1 to 3 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Tri-Vision International Ltd. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Tri-Vision International Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 13, 2007.

TRI-VISION INTERNATIONAL LTD.

By: [signature]
Name: DAVID GARLAND
Title: CFO

4837-5985-8945\1

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form of Tri-Vision International Ltd. dated June 29, 2006 for the financial year ended March 31, 2006.
2.2	Management Information Circular of Tri-Vision International Ltd., dated July 31, 2006, prepared in connection with the annual meeting of shareholders of Tri-Vision International Ltd. held on September 14, 2006 (excluding those sections not required to be incorporated by reference in the Management Information Circular and Proxy Statement prepared in connection with the Special Meeting of Shareholders to be held on June 28, 2007).
2.3	Audited comparative consolidated financial statements of Tri-Vision International Ltd. and the notes thereto for the years ended March 31, 2006, March 31, 2005 and March 31, 2004, together with the report of the auditors thereon.
2.4	Management's discussion and analysis of Tri-Vision International Ltd. for the years ended March 31, 2006, March 31, 2005 and March 31, 2004.
2.5	Amended unaudited comparative consolidated financial statements of Tri-Vision International Ltd. for the three and nine months ended December 31, 2006.
2.6	Amended management's discussion and analysis of Tri-Vision International Ltd. for the three and nine months ended December 31, 2006.
2.7	Unaudited comparative consolidated financial statements of Tri-Vision International Ltd. for the three and six months ended September 30, 2006 and September 30, 2005 (except for the reference in note 1 of the financial statements that the auditors of Tri-Vision International Ltd. have not been asked to audit or review these financial statements).
2.8	Short form prospectus of Tri-Vision International Ltd. dated January 3, 2007.
2.9	Material change report of Tri-Vision International Ltd. dated October 4, 2006 with respect to the appointment of a new Chief Financial Officer and non-executive Chairman.
2.10	Material change report of Tri-Vision International Ltd. dated December 15, 2006 with respect to the announcement by Tri-Vision International Ltd. of a bought deal financing of common shares to raise $4.0 million.
2.11	Material change report of Tri-Vision International Ltd. dated January 11, 2007 with respect to the completion of the bought deal financing of common shares to raise $4.0 million.
2.12	Material change report of Tri-Vision International Ltd. dated March 27, 2007 with respect to the entry by Tri-Vision International Ltd. into of the letter of intent with Wi-LAN Inc. respecting the proposed acquisition of Tri-Vision International Ltd. by Wi-LAN Inc.
2.13	Material change report of Tri-Vision International Ltd. dated May 16, 2007 with respect to the announcement of the execution of the Acquisition Agreement.
2.14	Acquisition Agreement among Tri-Vision International Ltd., Wi-LAN Inc. and Wi-LAN Acquisition Inc. in respect of the acquisition of Tri-Vision International Ltd. by Wi-LAN Inc. dated May 11, 2007.
2.15	Annual Information Form of WiLAN Inc. dated January 20, 2007 for the financial year ended October 31, 2006.

2.16 Management Information Circular of WiLAN Inc., dated March 21, 2007, prepared in connection with the annual and special meeting of shareholders of WiLAN Inc. held on April 26, 2007 (excluding those sections not required to be incorporated by reference in the Management Information Circular).

2.17 Audited consolidated financial statements of Wi-LAN Inc. for the years ended October 31, 2006, October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' reports thereon.

2.18 Management's discussion and analysis of Wi- LAN Inc. for the years ended October 31, 2006, October 31, 2005 and October 31, 2004.

2.19 Unaudited consolidated financial statements of Wi-LAN Inc. for the three months ended January 31, 2007.

2.20 Management's discussion and analysis of Wi- LAN Inc. for the three months ended January 31, 2007.

2.21 Short form prospectus of Wi-LAN Inc. dated March 5, 2007.

2.22 Material change report of Wi-LAN Inc. dated March 26, 2007 with respect to Wi-LAN Inc.'s entry into the non-binding letter of intent with Tri-Vision International Ltd. in respect of the acquisition of Tri-Vision International Ltd. by Wi-LAN Inc.

2.23 Material change report of Wi-LAN Inc. dated December 6, 2006, with respect to a license of Wi- LAN's patent portfolio to Nokia Corporation on December 4, 2006.

TRI-VISION INTERNATIONAL LTD./LTEE

ANNUAL INFORMATION FORM

June 29, 2006

TABLE OF CONTENTS

TRI-VISION INTERNATIONAL LTD./LTEE

ANNUAL INFORMATION FORM

The following documents are specifically incorporated by reference in this Annual Information Form:

1. The consolidated financial statements of Tri-Vision International Ltd./Ltée for the fiscal year ended March 31, 2006 and the auditors' report thereon (the "Consolidated Financial Statements") and management's discussion and analysis of financial condition and results of operations for the fiscal year ended March 31, 2006 ("Management's Discussion and Analysis"); and

2. The management information circular relating to the annual meeting of shareholders of Tri-Vision International Ltd./Ltée to be held on September 14, 2006 (the "Information Circular").

Item 1 – CORPORATE STRUCTURE

Incorporation of Tri-Vision International Ltd./Ltée

Tri-Vision International Ltd./Ltée (the "TVI") was incorporated under the *Business Corporations Act* (Ontario) on June 19, 1984 under the name Peter Island Resources Inc. By Articles of Amendment effective March 5, 1993, the then issued and outstanding common shares were consolidated on a one new for ten old basis, and the corporate name was changed to the current name. The share consolidation and name change was effected in conjunction with the acquisition of Tri-Vision Electronics Inc. ("TVE"), which acquisition was completed by way of a share for share exchange.

TVI's head and registered office address is 41 Pullman Court, Toronto, Ontario M1X 1E4.

Unless the context otherwise requires, in this Annual Information Form "TVI", "TVE" and "Think Broadband" refer to Tri-Vision International Ltd./Ltée, Tri-Vision Electronics Inc. and Think Broadband Solutions Inc. (formerly Broadband Multimedia Solutions Inc.) respectively, and the "Corporation" or "Tri-Vision" refers collectively to TVI, TVE and Think Broadband.

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership Percentage
Tri-Vision Electronics Inc.	Ontario	100%
Think Broadband Solutions Inc.	Ontario	100%

Item 2 - GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation has been engaged, through TVE, in the cable television ("CATV") industry since 1986. The Corporation's business initially was comprised of selling refurbished CATV products and providing equipment repair services to cable operators. While still engaged in these businesses, the Corporation has developed its own proprietary products and now offers a full line of proprietary and distributed products to the CATV industry.

In 1997 the Corporation acquired the worldwide rights to use the v-chip technology invented by Tim Collings, then a research engineer and instructor at the School of Engineering Science at Simon Fraser University, in connection with the design, development, manufacture and sale of specified audio/video products, including televisions, television converters and video cassette recorders, for a twenty year period expiring in 2016. The Corporation's patented V-gis™ v-chip technology allows parents to block the display of television programs they deem unsuitable for their children to view, based upon specified criteria selected by the parent.

To date, the Corporation has successfully licensed the V-gis™ v-chip technology to 50 television manufacturers for implementation into their products and is continuing to negotiate similar licensing arrangements with other electronics manufacturers. The Corporation has also developed a stand-alone set-top decoder product, the V-gis™ Parental TV Monitoring System, for use with television sets not already equipped with blocking technology.

Tri-Vision, with the assistance of outside consultants, conducted a detailed review of its existing CATV operations in 2005 with a view to maximizing sales of its CATV products and introducing new complementary products. As a result of this review, Tri-Vision, established a new subsidiary, Think Broadband Solutions Inc. ("Think Broadband") in August 2005, focused on the distribution of a full range of premium CATV products and the provision of value-added services for the cable, wireless and telecom industries in North America. This new division is presently supplying several leading cable companies with peripheral products and is manufacturing high quality coaxial jumper cables to meet market demand. Think Broadband is also providing full test and fulfillment services for these operators, and has undertaken the testing, cleaning and kitting of cable modems, EMTA and wireless broadband modems including, Docsis data modems and VOIP modems, on an ongoing basis.

Late in 2005, Think Broadband entered into a Distribution Agreement with Scientific Atlanta Inc. to sell and distribute its products in Canada including the complete line of Scientific-Atlanta cable head-end RF and optical transmission equipment. U.S.-based Scientific-Atlanta, Inc. is a leading supplier of digital video systems, transmission networks and digital interactive set-tops and subscriber systems. The Scientific-Atlanta agreement gives Tri-Vision the opportunity to stock equipment for immediate shipment to the Canadian cable and broadcasting industry. A Systems Integrator Agreement, signed at the same time, covers integration, installation and maintenance of all Scientific-Atlanta equipment offered by Tri-Vision.

In addition, in early 2006 Think Broadband signed an agreement with Samsung Telecommunications America L.P. to market Samsung fiber optic cable and fiber optic cable

11

accessories in Canada and entered into an agreement with Andrew Corporation to offer Andrew Subscriber Access Cable products including, CATV coaxial cable and connectors, for sale in Canada.

The Corporation did not complete any significant acquisitions or dispositions during the fiscal year ended March 31, 2006 and management of the Corporation is not presently aware of any trend, commitment, event or uncertainty that is expected to have a material effect on the Corporations business, financial condition or results of operations.

Item 3 - DESCRIPTION OF THE BUSINESS

The Corporation is a technology Corporation primarily engaged in the supply of innovative products to the CATV, multimedia and consumer electronics industries internationally. The Corporation licences its V-gis™ v-chip technology to consumer electronics manufacturers and, through its own research and development programs, designs, develops and manufactures its own product lines and products for the OEM market. The Corporation has become a market leader in several CATV technologies and continues to commit significant resources to the research and development of new technologies.

Products

V-gis™ V-Chip Technology Licensing

The Corporation licences its V-gis™ v-chip technology to consumer electronics manufacturers. To date, the Corporation has entered into 50 such licensing arrangements with television manufacturers for the custom implementation of the technology into television sets and other products.

Addressable Pay TV and Pay Per View System

The addressable Pay TV and Pay Per View system developed by the Corporation is a unique and low cost solution for CATV operators. The system provides a high level of signal security to guard against loss of revenue resulting from signal piracy, for both wired and wireless CATV systems, private CATV installations and hotel/motel use. The system also has the unique capability of enabling cable companies to offer Pay Per View service without the need for a two-way interactive system.

As a complete turn-key solution, which includes all hardware and software to perform cable system control room (Head-end) video scrambling, transmission and reception functions, including addressable Pay TV converters and decoders for subscriber descrambling operation. The system is available in a number of languages in addition to English including, French, Spanish, Portuguese, Chinese, German, Hungarian and Polish, and the video scrambling and descrambling system covers all major TV standards including NTSC (North America), PAL-B/G (Western Europe and Asia), PAL-N (South America), PAL-D/K (Eastern Europe and China) and SECAM (France).

The hotel/motel version of the system also has the additional benefit of telecom network access through local area networks (LAN) and wide area networks (WAN) and permits the system operator to also provide local advertising, messaging, billing and other guest services through the system.

Multimedia and Entertainment Systems over Optical Fibre Network

The Corporation has developed an entertainment system based on the Corporation's addressable Pay TV and Pay Per View system technology. Developed for the North American market, the system utilizes optical fibre networks rather than coaxial cable to deliver viewing content on a dedicated basis to each end user. Optical fibre delivery of audio and video content provides the advantages of significantly reduced cabling requirements, thereby reducing the cost of installation, substantially improving picture quality and eliminating damage that could otherwise be caused to the network and control systems by power disruptions/surges.

Turn-key Cable Systems

The Corporation also offers a complete turn-key CATV system targeted for use by small CATV system operators and those in new emerging markets.

High Quality Coaxial Jumper Cables

The Corporation is manufacturing high quality coaxial jumper cables to provide customers with a more unique product which incorporates the new PCT locking connector distributed by Think Broadband. This product has received significant interest from major Canadian cable operators.

Cable TV Converters (STBs)

Set-top box converters with hand-held remote control devices continue to be produced under both the Corporation's own brand name and for OEM private labelled brands and are available in formats suited for both North American and overseas markets. The Corporation's latest 860 MHz converters are available with or without volume control capability and added features such as favourite channel recall and parental lock and may be used in conjunction with universal remote control devices. The Corporation is currently developing enhanced versions of its set-top box products.

Distribution of Third Party Products

To complement its own product line, the Corporation also distributes CATV products manufactured by other firms. These products include: CATV distribution equipment; line amplifiers; CATV cable; connectors; head-end equipment; power supplies and antennas. The Corporation's Think Broadband subsidiary is an authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Samsung.

Segmented information relating to the Corporation's operations, sales of principal products, sales in major geographic segments and information regarding sales of the Corporation's products to its major customers may be found in Note 10 to the Consolidated Financial Statements.

Sales and Distribution

The Corporation's sales and distribution functions are carried out by the Corporation's own internal sales force from the Toronto head office.

Research and Development

The research and development activities carried out by the Corporation include research and development designed to expand and improve the products manufactured by the Corporation as well as research and development initiated by the Corporation's customers who request the assistance of the Corporation in developing design and engineering solutions for their products.

Current activities are focused on both traditional products such as cable converters, hand-held remotes and addressable pay-tv and pay-per-view systems as well as new opportunities presented by the shift from analog to digital broadcast equipment and delivery systems and the convergence of traditional televisions and computers.

Net research and development expenses were relatively constant at $1,233,000 for the year ended March 31, 2006, as compared to $1,284,000 in 2005. During the current year the Company utilized the investment tax credits to the tune of $ 1,100,000 which were credited to the research and development cost.

Manufacturing

New product design and development is carried out by the Corporation at its facility in Toronto, Ontario. Large volume manufacturing is then contracted to overseas third party manufacturers in Korea and China. To maintain cost competitiveness, in-house manufacturing by the Corporation is limited to small scale production.

Quality control over production is controlled from the Corporation's Toronto facility. The Corporation acquires its raw materials from a variety of sources in North America and abroad. These raw materials tend to be widely available and competitively priced.

Customers

The Corporation's customers include many of the major North American and overseas CATV operators and television manufacturers. Other customers include brokers and other suppliers of CATV equipment and OEM clients.

Individual sales to the CATV operators vary widely from year to year based on the customer's then current needs, primarily related to the number of capital projects the relevant CATV operator has underway. In the year ended March 31, 2006, the Corporation's sixteen largest customers accounted for 70% of total sales, with the largest customer accounting for 17% of total sales.

Facilities

The Corporation operates from a 31,000 square foot owned facility located at 41 Pullman Court, Toronto, Ontario. Of the total space, 5,000 square feet is used for general administrative and research and development activities; 20,000 square feet is used for the warehousing of product inventories; and 6,000 square feet is used for the manufacturing and refurbishing of CATV equipment. The facility serves as a distribution hub for the majority of the Corporation's re-manufactured and distributed products.

Employees

As at March 31, 2006 and as at the date hereof, the Corporation employs 45 full-time staff. 6 employees work in the research and development, 8 employees work in marketing and sales, 1 in licensing, 5 in administration and management, 5 in production engineering and 20 are general workers involved in production, assembly, testing and parts changing.

Competition

The Corporation shares the market for CATV systems products with a number of large manufacturers offering full lines of CATV products. Management believes that the Corporation's technology, research and development expertise and competitive pricing enable it to compete effectively with its competitors in these markets.

The Corporation is not aware of any technology similar to the Corporation's V-gis™ v-chip technology in North America that is field-upgradeable to adapt to television rating systems changes.

Intangible Assets

Pursuant to a technology licence agreement dated June 10, 1997 among TVI, TVE, V-Chip Canada Enterprises Inc. and Canadian V-Chip Design Inc. (the "V-Chip Licence Agreement") the Corporation acquired an exclusive sub-licence in respect of the trade-mark, a sole sub-licence in respect of any patents and an exclusive licence with respect to other intellectual property rights relating to the V-gis™ v-chip technology to enable the Corporation to design, develop, manufacture, market, distribute and sell the V-gis™ v-chip technology in specified audio/video products, including televisions, television converters and videocassette recorders, anywhere in the world for a twenty year term.

The consideration paid for the licence rights consisted of: (i) a cash payment of $200,000 ; (ii) the issuance of a $1,900,000 promissory note, which was subsequently paid; (iii) the issuance of 3,600,000 common shares of TVI; and (iv) the grant of a royalty in respect of each individual sale of a product containing the V-gis™ v-chip technology, the amount of which was to vary depending on the type of product sold. Under the V-Chip Licence Agreement certain minimum sales quotas were required to be achieved by the Corporation to maintain the rights granted thereunder.

During fiscal 2000, the V-Chip Licence Agreement was amended to provide for, among other things, the elimination of the sales quotas previously required to be achieved to maintain the rights to the technology and the elimination of certain royalty payments. In consideration for these amendments, TVI issued 3,400,000 common shares to V-Chip Canada Enterprises Ltd., a Corporation indirectly owned by Timothy Collings, a director of the Corporation, and Simon Fraser University.

The Corporation's rights are subject to early termination under certain circumstances, including non-payment of amounts owing and the bankruptcy or insolvency of TVE. The loss of such rights would have a material adverse effect on the operations and financial performance of the Corporation.

Intellectual Property

Timothy Collings has received patent protection for the V-gis™ v-chip technology in the United States (#5,828,402) which relates to the method and apparatus for selectively blocking audio and video signals with technology capable of adapting to multiple and changing television ratings systems. This patent is valid until June 19, 2016. During the 2001 fiscal year, patent protection of the V-gis™ v-chip technology was also received in Canada (#2,179,474) relating to methods and apparatus for selectively blocking video signals in Canada with what is commonly referred to as "V-Chip" technology.

In May 2006 Tri-Vision was issued Canadian patent (#2,342,045) entitled "UNIVERSAL MEDIA RATINGS SELECTOR", a method and apparatus for controlling the playing/viewing of media using an age-based selection process for ratings codes embedded in the media. The patent has also been filed in the United States and in Europe. This patent provides the kind of parental control flexibility expected in North America and needed in Europe where digital receivers can access programming from many countries in multiple languages. This patent will be particularly relevant in Internet Protocol Television (IPTV), in computer-based home entertainment hubs and in digital mobile multimedia. This patent deals particularly with a single easy-to-use age-based interface, that provides the kind of simplicity needed in an international environment.

Canadian V-Chip Design Inc. has also received registration in the United States in respect of the trade-mark "V-gis". Pursuant to the provisions of the V-Chip Licence Agreement, the Corporation has been granted a worldwide sub-licence of all patents and trade-marks issued in respect of the V-gis™ v-chip technology.

In addition, the Corporation has received trade-mark protection in Canada for the trade-mark "TRI-VISION".

Although steps have been taken to protect the rights to the V-gis™ v-chip technology, no assurance can be given that the V-gis™ v-chip technology does not infringe one or more patents or intellectual property rights held by third parties. In addition, there can be no assurances that any patents issued in respect of the V-gis™ v-chip technology will not be found to be invalid or unenforceable or that the scope of such patents may not be limited.

International Operations

The Corporation carries on a significant portion of its business outside of Canada. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, greater difficulty of administering business abroad and the need to comply with a wide variety of foreign laws. To date, the Corporation has not hedged its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the Corporation resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Corporation's manufacturing costs are denominated in U.S. dollars. The Corporation has also adopted a policy of converting at least 50% of all U.S. funds to Canadian funds upon receipt to further mitigate this currency risk.

Item 4 - DIVIDENDS

No dividends were declared or paid by the Corporation during the Corporation's three most recently completed financial years.

The board of directors of the Corporation currently does not anticipate paying any dividends but intends to retain any earnings to finance the growth and development of the business of the Corporation. The directors of the Corporation will review this policy from time to time in the context of the Corporation's earnings, financial condition and other relevant factors.

Item 5 - MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange ("TSX") under the symbol "TVL". The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended March 31, 2006.

Period	High (Cdn.$)	Low (Cdn.$)	Volume (# of Shares)
April 2005	1.35	1.16	1,022,100
May 2005	1.29	1.06	519,000
June 2005	1.19	1.00	561,800
July 2005	1.19	0.98	398,200
August 2005	1.15	1.00	740,600
September 2005	1.11	0.93	791,000
October 2005	1.08	0.85	396,800
November 2005	1.12	1.95	640,700
December 2005	1.19	1.05	465,900
January 2006	1.60	1.04	2,113,500
February 2006	2.09	1.51	2,819,600
March 2006	2.03	1.60	1,453,200

Item 6 - DIRECTORS AND OFFICERS

Directors are elected at each annual meeting and hold office until the next annual meeting or until their successors are elected or appointed. The names and municipalities of residence of the directors and officers of the Corporation, the positions and offices held by them in the Corporation, and their respective principal occupations are as follows:

Name and Municipality of Residence	Position with Corporation	Period of Service as a Director	Principal Occupation for Last Five Years
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer & Director	March , 1993	Same
Qamrul Hasan Siddiqi Markham, Ontario	Sr. Vice President, Engineering, Secretary & Director	March , 1993	Same
Khalid Usman Unionville, Ontario	Chief Financial Officer & Director	September, 1998	Same
Tim Collings Surrey, B.C.	Director	April, 1996	March/89 to present President and CEO, Canadian V-Chip Design Inc. (technology consulting and design Corporation) Apr./95 to May/02 Instructor, Technical University of British Columbia
Toshinori Ikebe Toronto, Ontario	Director	July/99 to April/01[(2)] and since Sept. 2001	April/01 to present President of Tri-Vision Electronics Inc. April/99 to April/01 Executive Officer and Senior General Manager of Nichimen Corporation of Japan (diversified trading corporation)

Bruce J. Daley Mississauga, Ontario	Director	April, 1996	Jan./95 to present Partner, Daley Byers (a law firm)
Frank Scarpitti [(1)] Markham, Ontario	Director	September, 2005	Deputy Mayor, Town of Markham
Bob Leshchyshen [(1)] Toronto, Ontario	Director	September , 2005	Aug./05 to present Special Situations Analyst, Independent Equity Research Corp. (an independent equity research firm) Nov./99 to July/05 Special Situations Analyst, Northern Securities Inc. (a securities dealer)
Terry A. Canning [(1)] Oakville, Ontario	Director	September, 2004	2000 to present Vice President and General Manager, Rogers Internet Services & Vice President Strategic Planning, Rogers Communications Inc. (a telecommunications company)

(1) Member of the Audit Committee. The Corporation does not have an Executive Committee. For a description of all board committees and the members thereof reference is made to the Information Circular under the heading "Statement of Corporate Governance Practices".

(2) Served during this period as a representative of Nichimen Corporation of Japan.

As of June 22, 2005 the directors and senior officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over approximately 28.8% of the number of common shares of the Corporation outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any Corporation that, while that person was acting in such capacity:

    (i) was the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets,; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Corporation's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Corporation and any directors or officers of the Corporation, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Business Corporations Act* (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Item 7 - AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. A copy of the charter is attached hereto as Schedule "A".

The Audit Committee is comprised of three directors, all of whom are independent directors: Frank Scarpitti, Bob Leshchyshen and Terry Canning. In addition to being independent directors, all members of the Corporation's Audit Committee must meet an additional "independence" test under Multilateral Instrument 52-110, "Audit Committees" in that their directors' fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. Each member of the Audit Committee is also financially literate within the meaning of Multilateral Instrument 52-110.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Corporation's three current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Bob Leshchyshen – Mr. Leshchyshen holds B.A. and M.B.A. degrees and F.I.C.B. and C.F.A. designations and has over 25 years experience in the financial services industry. Mr. Leshchyshen has extensive experience in securities and financial statement analysis.

Terry Canning – Mr. Canning holds a Bachelor degree in Applied Science in Civil Engineering and has extensive senior management experience in strategic planning, marketing and technical and financial areas of the telecommunications industry. Mr. Canning has also completed post-graduate finance courses.

Frank Scarpitti – Mr. Scarpitti has gained considerable experience in the reading and analysis of financial information in his employment in municipal government, and in particular as Deputy Mayor and Budget Chief of the Town of Markham, on the numerous committees on which he has served and in his role as Vice Chair of Powerstream, the fourth largest local electricity distribution company in Ontario.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Corporation's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation's external auditors for the year ended March 31, 2006 were $120,000 (March 31, 2005 -$98,120). The audit fees relate to the audit of consolidated financial statements and other statutory and regulatory filings.

Audited-Related Fees

There were no audit-related fees billed by the Corporation's external auditors for the years ended March 31, 2006 and March 31, 2005.

Tax Fees

Tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation's external auditors for the year ended March 31, 2006 were $68,005 (March 31, 2005 -$4,718).

All Other Fees

There were no other fees billed by the Corporation's external auditors in the past two fiscal years.

Item 8 - DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Special Shares. As at June 21, 2006, 56,030,313 Common Shares and no Special Shares are issued and outstanding.

The following is a summary of the material provisions of the share capital of the Corporation:

Common Shares

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the board of directors of the Corporation out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares would be entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation's liabilities and after payment to the holders of Special Shares of the amount payable to them upon liquidation, dissolution or winding-up. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Special Shares

The Special Shares may be issued only for cash and may, if authorized by the board of directors of the Corporation, be accompanied by warrants to purchase Common Shares on the basis of one warrant for each Special Share. The Special Shares do not carry with them the right to receive any dividend. The Special Shares may not be redeemed by the Corporation for a period of five years from the date of issuance thereof, without the prior consent of the holders. After the expiry of such five year period, the Corporation may redeem the Special Shares for a price equal to the amount paid for such shares. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Special Shares would be entitled to receive from the assets and property of the Corporation a sum equivalent to the amount paid for the Special Shares, before any payments to the holders of the Common Shares. The holders of the Special Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Special Shares carry one vote per share. The number of Special Shares issuable by the Corporation at any time is limited such that at no time shall more than 500,000 Special Shares be issued and outstanding.

Item 9 - LEGAL PROCEEDINGS

Other than as disclosed in Note 20 of the Consolidated Financial Statements and the Management's Discussion and Analysis which are incorporated by reference herein, the Corporation is not a party to, nor is any of its property the subject of, any legal proceedings or any pending legal proceedings, or, to the Corporation's knowledge, contemplated legal proceedings, the outcome of which could have a material adverse effect on the Corporation.

Item 10 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in Note 14 to the Consolidated Financial Statements or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Item 11 - TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc., at its principal offices in Toronto, Ontario.

Item 12 - ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Corporation's Information Circular. Additional financial information is provided in the Corporation's financial statements and managements' discussion and analysis for the fiscal year ended March 31, 2006. Additional financial information relating to the Corporation may also be found atwww.sedar.com.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

TRI-VISION INTERNATIONAL LTD./LTÉE

1. Pursuant to the General By-law of Tri-Vision International Ltd./Ltée (the "Corporation"), a committee of the directors to be known as the "Audit Committee" (hereinafter referred to as the "Committee") is hereby established.

2. The Committee shall be composed of a minimum of three directors, and the Committee and its membership shall meet all applicable legal, securities regulatory and stock exchange requirements relating to composition and the qualifications of its members as may be in effect from time to time, including, without limitation, requirements relating to the independence and financial literacy of its members.

3. The members of the Committee shall be appointed or reappointed at the meeting of the Board of Directors (the "Board") immediately following each Annual Meeting of the Shareholders of the Corporation. Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

4. The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a Chairman from amongst their number. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present. The Chairman presiding at any meeting of the Committee shall have a casting vote in case of a deadlock. The Committee shall also appoint a Secretary who need not be a director.

5. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

   (a) a quorum for meetings shall be not less than 50% of the members of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

   (b) the Committee shall meet at least quarterly, at the discretion of the Chairman or a majority of its members, as circumstances dictate; and

   (c) notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive notice of a meeting; and attendance of a member at a meeting is a waiver of notice of a meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors. Notwithstanding the provisions of this paragraph, the Committee shall at all times have the right to determine who shall and shall not be present at any part of the meeting of the Committee.

6. The Committee shall:

(a) in connection with its advisory functions:

(i) review and recommend to the Board for approval, as applicable, the Corporation's annual report, annual information form, audited annual financial statements and related management discussion and analysis, all financial statements in prospectuses and other offering memoranda and all financial statements required by regulatory authorities;

(ii) review with management and report to the Board, on an annual basis, on the financing plans and objectives of the Corporation;

(iii) review the internal audit procedures of the Corporation and advise the Board on auditing practices and procedures;

(iv) meet and communicate directly with the external auditors and internal auditors and report to the Board on such meetings and communications;

(v) make recommendations to the Board with respect to the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders;

(vi) receive periodically, reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, including deductions and remittances under the *Income Tax Act* (Canada), the *Excise Tax Act* (Canada) and the *Employment Insurance Act* (Canada), the nature and extent of non-compliance together with the reasons therefor, and the plan and timetable to correct deficiencies and report to the Board on the status of such matters;

(b) in connection with the exercise of its powers:

(i) be directly responsible for overseeing the work of the external auditors who shall be required by the Corporation to report directly to the Committee;

(ii) review and approve the interim reports of the Corporation and the financial statements and related management discussion and analysis contained therein and review and approve the press releases on quarterly and year end financial results;

(iii) review all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and the annual proxy circular;

(iv) review all foreign currency risks strategies presented by senior management and, in accordance with the authority delegated by the Board, approve those foreign currency risk strategies they consider appropriate;

(v) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

(vi) ensure that there are adequate procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements (other than those disclosures required by this charter to be reviewed and/or approved by the Committee), and periodically assess the adequacy of these procedures;

(vii) review the audit plans of the internal and external auditors of the Corporation including the degree of coordination in those plans and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed;

(viii) review the internal control procedures to ensure compliance with applicable law and avoidance of conflicts of interest including without limitation, a review of policies and practice concerning regular examination of officers' expenses and perquisites, including the use of the Corporation's assets, and enquire as to the results of these examinations;

(ix) review the duties and responsibilities of internal audit staff, including controls, procedures and accounting practices of the Corporation with both external and internal auditors;

(x) review management programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Corporation and, in particular, the Committee will review management's response to the internal control recommendations of the internal and external auditors;

(xi) review management plans regarding any changes in accounting practices or policies and the financial impact thereof and review any major areas of management judgment and estimates that have a significant effect upon the financial statements;

(xii) review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(xiii) review the minutes of any audit committee meetings of subsidiaries of the Corporation and any significant issues and auditor recommendations concerning such subsidiaries;

(xiv) pre-approve all non-audit related services to be provided by the external auditors and the fees related thereto (which pre-approval function may be delegated to one or more independent members provided that such pre-approved services are presented at the next meeting of the Committee) and assess the impact of such non-audit related services on the independence of the external auditors;

(xv) review the basis and amount of the external auditors' fees in light of the number and nature of reports issued by the auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support provided by the Corporation to the external auditors and review all other non-audit fees of the auditors or other accounting firms;

(xvi) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c) have the authority to:

(i) engage independent counsel and other advisors, consultants or experts as it determines necessary to carry out its duties at the expense of the Corporation and to set and pay the compensation for advisors employed by the audit committee;

(ii) communicate directly with the internal and external auditors; and

(iii) conduct any investigation appropriate to its responsibilities, and to request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

TRI-VISION INTERNATIONAL LTD./LTÉE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTÉE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

<u>**Advice To Non-Registered Shareholders**</u>

Only registered shareholders or duly appointed proxy holders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Corporation's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned or, if permitted, otherwise communicated to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At the date hereof the Corporation had issued and outstanding 56,030,313 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August 3, 2006 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102 *Continuous Disclosure Obligations*, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2006, 2005 and 2004 in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the three most highly compensated executive officers of the Corporation and its subsidiaries (other than the Chief Executive Officer and the Chief Financial Officer) whose total salary and bonuses during the most recently completed fiscal year exceeded $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, President & CEO	2006	$121,490	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$120,238	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$117,423	Nil	Nil	Nil	Nil	Nil	Nil
Khalid Usman, CFO	2006	$116,173	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$114,892	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$112,285	Nil	Nil	Nil	Nil	Nil	Nil
Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2006	$211,492	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$211,492	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$206,687	Nil	Nil	Nil	Nil	Nil	Nil

(b) Option Grants in Year Ended March 31, 2006

There were no stock options granted to the Named Executive Officers during the year ended March 31, 2006.

(c) Options Exercised and Aggregates Remaining at Year-end

No options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2006 and no options were held by the Named Executive Officers as at March 31, 2006.

(d) Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation currently has no employment contracts in place with the Named Executive Officers. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Non-management directors, other than Mr. Collings, receive an annual retainer of $1,200 plus an additional $1,200 for each board committee they chair. Meeting fees of $500 for each meeting attended in person and $250 for each meetings attended via telephone are also paid. Directors of the Corporation are also entitled to reimbursement of out-of-pocket expenses incurred in connection with their duties and are eligible to receive stock options under the Corporation's stock option plan.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 7,055,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 950,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant[1]	Expiration Date
Directors who are not also Executive Officers – three persons	Feb. 15, 2006	400,000	$1.60	$1.60	Feb. 15, 2008

Employees	Feb. 10, 2006	100,000	$2.00	$1.86	Feb. 10, 2008
Cavalcanti Hume Funfer Inc. (consultant)	Feb. 10, 2006	150,000	$2.00	$1.86	Aug. 10, 2006
Acumen Capital Partners Limited (consultant)	Sept. 15, 2004	300,000	$2.00	$1.79	Sept. 15, 2006

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors' and Officers Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $23,000, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation and Governance Committee

The Corporation's compensation program is administered by the Compensation and Governance Committee, which is currently composed of the following individuals:

Bruce J. Daley[(1)]
Timothy Collings
Frank Scarpitti

(1) Mr. Daley is indebted to the Corporation. See Indebtedness of Management and Directors.



(i) Report of the Compensation and Governance Committee

It is the responsibility of the Compensation and Governance Committee to make recommendations to the board relating to the appointment and compensation of board members and the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews publicly available information with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation and Governance Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation and Governance Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2006 fiscal year as set forth in the Summary Compensation

Table above was determined in accordance with the foregoing. Relative weights were not assigned by the Committee to the factors considered in arriving at the CEO's compensation.

Submitted by the Compensation and Governance Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 2001 with the total return of S&P/TSX Composite Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):


Cumulative Value of $100 Invested
Legend
Tri-Vision
S&P/TSX Composite Index
$700.00
$650.00
$600.00
$550.00
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2001
2002
2003
2004
2005
2006

	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006
Tri-Vision	$100.00	$126.66	$276.66	$260.00	$416.66	$606.66
S&P/TSX Composite Total Return Index	$100.00	$104.87	$86.42	$119.02	$135.60	$174.16

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2006 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2006 Fiscal Year	Amount Outstanding as at March 31, 2006
Bruce J. Daley, Director	Loan made by the Corporation	$2,199	$2,199

(1) The loan is unsecured, non-interest bearing and due on demand.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. During the fiscal year Tim Collings, a director of the Corporation, provided the Corporation with technical consulting services relating to licensing activities, digital television standards development and support and research and development support. During the fiscal year ended March 31, 2006, the Corporation paid Mr. Collings a total of $90,000 for these consulting services.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Corporate Governance

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. On June 30, 2005, National Policy 58-201 *Corporate Governance Guidelines* ("Corporate Governance Guidelines") along with the corresponding National

Instrument 58-101 *Disclosure of Corporate Governance Practices* ("Corporate Governance Disclosure Rule") took effect. The Corporate Governance Guidelines and the Corporate Governance Disclosure Rule have replaced the former Toronto Stock Exchange corporate governance disclosure guidelines. The Corporate Governance Disclosure Rule requires reporting issuers to, among other things, disclose certain aspects of their corporate governance practices annually. The following description of the Corporation's corporate governance practises includes the disclosure required by the Corporate Governance Disclosure Rule and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. A copy of the full text of the board's written mandate is attached as Schedule A hereto. Any responsibility which is not delegated to senior management or a board committee remains a responsibility of the board. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of strategic and operating plans recommended by management;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a corporate disclosure and communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board of Directors

The board of directors is currently composed of nine members. The board of directors has reviewed the independence of each director based on the definition in section 1.4 of Multilateral Instrument 52-110, as amended, ("MI 52-110") under the *Securities Act* (Ontario), which provides that a director is independent if he or she has no direct or indirect material relationship with the issuer. A material relationship is a relationship that could, in the board's view, be reasonably expected to interfere with the exercise of a member's independent judgment. The definition further describes criteria in which a director would be considered to have a material relationship with the issuer. The board believes that Terry Canning, Bob Leshchyshen, Bruce Daley and Frank Scarpitti are all independent. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman and Toshinori Ikebe, being members of management of the Corporation and its subsidiaries, are not independent. Timothy Collings provides technical consulting services to the Corporation for which he is remunerated making him not independent.

Based on the assessment above, a majority of the directors of the Corporation (5 out of 9) are not independent. The board believes that the appointment of strong independent directors and their active participation in board matters facilitates independent judgment being exercised by the board notwithstanding that a majority of the directors are not independent.

The following existing directors and proposed nominees are also presently directors of the following other reporting issuers (or the equivalent): Bob Leshchyshen – Selient Inc. (TSX Venture); and Alegro Health Corp.(TSX Venture).

To date, regularly scheduled meetings of independent directors at which members of management and non-independent directors are not present have not been held. To the extent that independent members feel the need to discuss board matters amongst themselves with management and non-independent directors not being present, this can be accommodated by informal discussions/communications between the independent directors or by scheduling a formal meeting of independent directors.

The Chief Executive Officer of the Corporation serves as the Chairman of the board. The board is considering the appointment of a non-management "lead director" to provide leadership for its independent directors and to ensure that the board functions independently of management.

Eight meetings of the board of directors of the Corporation have been held since April 1, 2005. The attendance record of each director who has served as a director of the Corporation since that date is as follows: N. Siddiqui (8 meetings); (Q. Siddiqi (8 meetings); K. Usman (7 meetings); T. Ikebe (2 meetings); T. Collings (7 meetings); B. Daley (6 meetings); and T. Canning (5 meetings). Two directors did not join the Corporation until September 15, 2005 and their attaendance records are as follows: B. Leshchyshen (4 of 5 meetings); and F. Scarpitti (4 of 5 meetings).

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

Board Committees

The board of directors has three committees: the Audit Committee, the Compensation and Governance Committee and the Research and Development Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Terry Canning (Chairman), Bob Leshchyshen and Frank Scarpitti. All the members of the committee are independent directors.

Compensation and Governance Committee

The Compensation and Governance Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; awards under the Corporation's long-term incentive plan; and the development and implementation of the Corporation's approach to corporate governance and the consideration of governance issues. The Compensation and Governance Committee consists of Bruce J. Daley (Chairman), Timothy Collings and Frank Scarpitti, a majority of whom are independent.

Research and Development Committee

The Research and Development Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqi.

Position Descriptions

Position descriptions have been developed for the CEO, Chairman of the board and the Chair of each of the Audit Committee and the Compensation and Corporate Governance Committee and have been approved by the board.

Orientation and Continuing Education

The board does not have a formal orientation or education program for new directors however, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports, copies of by-laws and board and committee mandates) and are encouraged to visit and meet with management on a regular basis. There are no formal measures in place for the provision of continuing education to directors although directors are encouraged to stay current and are provided with copies of articles and memorandum on recent developments provided by the Corporation's auditors and legal counsel.

Ethical Business Conduct

The Corporation has adopted a written Code of Ethics for its directors, officers and employees, The Code of Ethics addresses, amongst other things, compliance with laws, conflicts of interest, confidentiality, protection and use of company assets and public company reporting. A copy of the Code of Ethics has been filed on SEDAR at www.sedar.com and may also be obtained by writing to the Secretary of the Corporation.

Each director, officer and employee of the Corporation is required to sign an acknowledgement form confirming that they have received and read the Code of Ethics and understand its contents, that they agree to comply fully with the standards contained in the Code of Ethics and the Corporation's related policies and procedures, and that they understand that they have an obligation to report violations of the Code of Ethics to the Corporation.

Where a transaction or agreement is considered by the board in respect of which a director or senior officer has a material interest, in each case consideration is given to the appropriateness of the appointment of an independent committee comprised of disinterested directors for the consideration of such transaction or agreement.

The Corporation has also implemented various other corporate polices which also encourage ethical conduct, including a Whistleblower Policy, an Insider Trading Policy and a Disclosure Policy.

Nomination of Directors

When it has been determined that the appointment of a new nominee is advisable or required to fill a vacancy, members of the board are canvassed for prospective candidates. Information regarding prospective candidates is then provided to the Compensation and Governance Committee who review this information and conduct interviews of the prospective candidates. A recommendation is then made by the Compensation and Governance Committee to the full board.

The responsibilities of the Compensation and Governance Committee are described above under the heading "Board Committees - Compensation and Governance Committee". The Compensation and Governance Committee is comprised of two independent directors and one non-independent director. The non-independent director is an outside director and not a member of management. The board is of the view that the active participation of independent directors on the board and Compensation and Governance Committee results in an objective nomination process.

Compensation

As described above under "Report of the Compensation and Governance Committee", the Compensation and Governance Committee is responsible for making recommendations to the board relating to the compensation of board members and the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to the compensation of senior management. The process employed for determining the Chief Executive Officer's compensation is described above under "Report of the Compensation and Governance Committee". Compensation paid to directors is based on a number of factors such as time commitment, fees paid by other comparable companies and level of responsibility, and is reviewed annually. Non-management directors, other than Mr. Collings, receive an annual retainer and meeting fees for each meeting attended. See "Executive Compensation – Compensation of Directors". Directors are also entitled to receive stock options under the Corporation's stock option plan. The Corporation did not retain a compensation consultant to assist in determining compensation for directors or officers during the most recently completed financial year.

The Compensation and Governance Committee is comprised of two independent directors and one non-independent director. The non-independent director is an outside director and not a member of management. Again, the board is of the view that the active participation of independent directors on the board and Compensation and Governance Committee results in an objective process for determining compensation.

Assessments

At present the board has not implemented a formal process for assessing the effectiveness of the board as a whole, the committees of the board and individual board members and their contributions. Feedback is informally provided through day-to-day interaction between board and committee members, and the board and board committees. Given the Corporation's size, the board is of the view that the benefits that would be derived from such a process would be outweighed by the significant additional time that would be required of board members in performing these assessments. The board will consider the adoption of such a process in future if warranted.

Supervision of Management

The board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Cavalcanti Hume Funfer Inc., which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholders will be asked to elect nine directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Place of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held[1]	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[2]
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer and Director	since March 1993	N/A	5,439,643
Qamrul Hasan Siddiqi	Senior Vice	since March	N/A	4,864,443

Markham, Ontario	President, Research, Development and Engineering, Secretary and Director	1993		
Khalid Usman Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	291,663
Tim Collings Surrey, B.C.	Director	since April 1996	President, Canadian V-Chip Design Inc. (a technology consulting and design company)	4,515,300[4]
Bruce J. Daley Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	368,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[5] and since September 2001	President, Tri-Vision Electronics Inc.	400,000
Terry A. Canning [3] Oakville, Ontario	Director	since September 2004	V.P. & GM Rogers Internet Services & V.P. Strategic Planning Rogers Communications Inc. (a communications company)	Nil
Mr. Frank Scarpitti[3] Markham, Ontario	Nominee	N/A	Deputy Mayor, Town of Markham	Nil
Bob Leshchyshen[3] Toronto, Ontario	Director	since September 2005	Vice President, Operations, Independent Equity Research Corp. (an independent equity research firm)	6,000

1. All of the Nominees have held the indicated positions for the past five years except for Mr. Leshchyshen who from November 1999 to July 2005 was a Special Situations Analyst with Northern Securities Inc., a Toronto-based investment dealer.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.
3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.

5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

None of the Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while the person was acting in that capacity, was the subject of, or an event occurred that after the Nominee ceased to be a director or officer resulted in, a cease trading or similar order, or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days.

None of Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while that person was acting in that capacity or within one year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold the assets of such company.

None of Nominees has, within the ten (10) year period prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or initiated any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

Reappointment of Auditors

Ernst & Young LLP, Chartered Accountants, were first appointed as independent auditors of the Corporation on September 25, 1998.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2007, and to authorize the directors to fix their remuneration.

Securities Authorized for Issuance Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted –average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

44

Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders [1]	950,000	$1.83	2,199,200
Equity compensation plans not approved by securityholders [2]	118,065	$1.04	Nil
Total	**1,068,065**		**2,199,200**

(1) Stock Option Plan.
(2) See Note 9 (d) to the Consolidated Financial Statements of the Corporation for the year ended March 31, 2006 for a description of the arrangement.

Additional Information and Availability of Documents

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year. Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4:

1. the 2006 Annual Report to Shareholders containing the consolidated financial statements for the year ended March 31, 2006, together with the accompanying report of the auditor and the MD&A;

2. this Information Circular; and

3. the Corporation's most recent Annual Information Form.

* * * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 31st day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Qamrul H. Siddiqi, Secretary



SCHEDULE A

Mandate of the Board of Directors of Tri-Vision International Ltd./Ltée

The Board of Directors (the "Board") of Tri-Vision International Ltd./Ltée (the "Corporation") assumes responsibility for the stewardship of the Corporation. As an integral part of that stewardship responsibility, the Board has responsibility for the following matters:

1. The Board has primary responsibility for the development and adoption of the strategic direction of the Corporation. The Board contributes to the development of strategic direction by approving a strategic plan developed and proposed by management. The plan will take into account the business opportunities and business risks of the Corporation. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities and risks and the implications of these developments for the strategic direction of the Corporation.

2. The Board identifies the principal business risks of the Corporation and ensures that there are appropriate systems put in place to manage these risks.

3. The Board ensures the integrity of the internal controls and financial reporting procedures of the Corporation.

4. The Board is responsible for ensuring appropriate standards of corporate conduct including adopting a corporate code of ethics for all employees and senior management.

5. The Board is responsible for the review and approval of quarterly and annual financial statements, management's discussion and analysis related to such financial statements, and budgets and forecasts.

6. The Board is responsible for establishing and reviewing from time to time a dividend policy for the Corporation.

7. The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

8. The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

9. The Board is responsible for evaluating the relevant relationships of each independent director and shall make an affirmative determination that such relationship does not preclude a determination that the director is independent.

10. The Board develops and approves a disclosure policy that includes a framework for investor relations and a public disclosure policy.

11. The Board is responsible for satisfying itself as to the integrity of the chief executive officer (the "CEO") and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the organization.

12. The Board is responsible for developing the Corporation's approach to corporate governance principles and guidelines that are specifically applicable to the Corporation.

The Board will appoint such committees as it may deem necessary from time to time including an Audit Committee, a Compensation Committee, and a Corporate Governance Committee, each of which shall have an appropriate mandate. The compensation of the members of such committees shall be determined from time to time by the Board.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006



TRI-VISION INTERNATIONAL LTD./LTEE

MARCH 31, 2006

CONTENTS

TRI-VISION INTERNATIONAL LTD./LTEE

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée:

We have audited the consolidated balance sheets of **Tri-Vision International Ltd./Ltée** as at March 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
June 14, 2006.

Ernst & Young LLP
CHARTERED ACCOUNTANTS



TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31

ASSETS	NOTES	2006 $	2005 $
CURRENT			
Cash and cash equivalents		483,900	1,218,147
Interest bearing deposits		3,350,000	4,000,000
Accounts receivable	14, 19	1,950,541	2,037,634
Inventories	4	951,250	1,069,520
Prepaid expenses		112,377	99,821
Income taxes recoverable		61,918	217,309
		6,909,986	8,642,431
Restricted term deposits	3	2,296,983	2,021,086
Deferred development costs	5	1,235,807	2,018,604
Capital assets, net	6	2,308,249	2,250,151
V-Chip license and patents, net	7	8,369,337	9,298,991
		21,120,362	24,231,263

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	2006	2005
CURRENT			
Accounts payable and accrued liabilities		669,339	591,630
Customers' deposits		40,523	201,708
Government grants payable - current portion	12	120,000	162,600
Mortgage payable - current portion	13	134,580	124,722
		964,442	1,080,660
Government grants payable	12	187,688	230,511
Mortgage payable	13	599,244	984,818
		786,932	1,215,329
Contingencies and commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	538,043	254,460
Deficit		(15,628,791)	(12,778,922)
		19,368,988	21,935,274
		21,120,362	24,231,263

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

N.H. [signature] Director

[signature] Director

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
Revenue	10	6,791,094	7,845,214
Cost of sales	6, 7, 17	4,867,001	4,985,786
Gross profit		1,924,093	2,859,428
Selling, general and administrative expense	6, 9,14	3,495,759	2,438,002
Research and development expense	6, 11	90,895	1,283,740
		3,586,654	3,721,742
Loss before interest, foreign exchange loss and income taxes		(1,662,561)	(862,314)
Interest income		188,589	160,292
Interest expense	13	(53,444)	(59,707)
Foreign exchange loss		(68,927)	(229,837)
Loss before income taxes		(1,596,343)	(991,566)
Provision for income taxes	15	1,253,526	223,766
Net loss for the year		(2,849,869)	(1,215,332)
Deficit, beginning of year		(12,778,922)	(11,563,590)
Deficit, end of year		(15,628,791)	(12,778,922)
Net loss per share - basic	18	(0.05)	(0.02)
Net loss per share - diluted	18	(0.05)	(0.02)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2006 $	2005 $
OPERATING ACTIVITIES:			
Net loss for the year		(2,849,869)	(1,215,332)
Add charges (credits) to operations not involving cash			
Compensation expense for options granted to service providers		283,583	109,260
Amortization of capital assets		109,748	99,981
Amortization of deferred development costs		782,797	860,564
Amortization of V-Chip license and patents		929,654	929,654
Foreign exchange losses/(gains) on cash, cash equivalents and term deposits		37,968	(42,701)
		(706,119)	741,426
Changes in non-cash working capital balances related to operations			
Accounts receivable		87,093	539,916
Inventories		118,270	210,334
Prepaid expenses		(12,556)	(7,473)
Accounts payable and accrued liabilities		77,709	(404,110)
Income taxes (recoverable) payable		155,391	(151,859)
Customers' deposits		(161,185)	(66,709)
Cash (used in) provided by operating activities	16	(441,397)	861,525
INVESTING ACTIVITIES			
Interest bearing deposits		650,000	(4,000,000)
Restricted term deposits		(275,897)	(1,068,589)
Additions to capital assets		(167,846)	(101,695)
Cash provided by (used in) investing activities		206,257	(5,170,284)
FINANCING ACTIVITIES			
Repayment of mortgage payable		(375,716)	(121,380)
Common shares issued for cash and exercise of options	9	—	572,750
Government grants repaid		(85,423)	(101,889)
Cash (used in) provided by financing activities		(461,139)	349,481
Foreign exchange (losses)/gains on cash, cash equivalents and term deposits		(37,968)	42,701
Net decrease in cash and cash equivalents during the year		(734,247)	(3,916,577)
Cash and cash equivalents, beginning of year		1,218,147	5,134,724
Cash and cash equivalents, end of year		483,900	1,218,147

See notes to the consolidated financial statements

1. NATURE OF BUSINESS

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with the V-Chip technology to Canada and the United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent, and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc., Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.). All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or when title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, and net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; or
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to capital stock.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net loss for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of the Company's common shares outstanding during the period.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2,296,983 at March 31, 2006 (2005 - $2,021,086) mature at various dates ranging from May 8, 2006 to June 12, 2006. Although the restricted funds mature and the letter of credit expires within one year after March 31, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2006 and 2005, current liabilities include no amounts relating to such costs which may be paid using the restricted funds held by the Company. Accordingly, none of the restricted funds have been classified as current assets. The balance of restricted funds required to be held as collateral for the letter of credit of $2,296,983 (2005 - $2,021,086) is classified as non-current.

4. INVENTORIES

Inventories consist of the following:

	2006 $	2005 $
Raw materials (converters and equipment)	173,285	228,546
Raw materials (parts and supplies)	488,548	425,151
Finished goods (converters and transmitters)	140,074	213,857
Finished goods (cable equipment)	149,343	201,966
	951,250	1,069,520

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2006 $	2005 $
Balance, beginning of year	2,018,604	2,879,168
Less amortization for the year	(782,797)	(860,564)
Balance, end of year	1,235,807	2,018,604

The Company is continually assessing the viability of its projects under development. Included in amortization for fiscal 2006 is an amount of $438,709 (2005 - $318,797) for project costs written off as the projects are no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one ongoing project under development and this and other projects that have been successfully completed are being amortized based on the accounting policies of the Company.

The ongoing and completed projects are as follows:

	2006 $	2005 $
Ongoing project:		
Electronic power meter	—	134,729
Completed projects:		
V-Chip licensing	2,935,885	2,935,885
V-Chip development	785,834	785,834
R.F. technology	724,056	724,056
Idleaire project	491,203	491,203
Other	2,304,678	2,169,949
	7,241,656	7,106,927
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(6,005,849)	(5,223,052)
	1,235,807	2,018,604

6. CAPITAL ASSETS (notes 8, 13 and 14)

Capital assets consist of the following:

	Cost	Accumulated amortization	Net book value 2006	Cost	Accumulated amortization	Net book value 2005
	$	$	$	$	$	$
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	96,914	994,103	1,091,017	55,493	1,035,524
Equipment	792,205	427,032	365,173	624,898	361,119	263,779
Furniture and fixtures	55,965	45,992	9,973	55,425	43,577	11,848
	2,878,187	569,938	2,308,249	2,710,340	460,189	2,250,151

The amortization of capital assets for fiscal 2006 is $109,748 (2005 - $99,981) of which $51,536 (2005 - $63,635) is included in cost of sales, $36,171 (2005 – $17,065) in selling, general and administrative expense and $22,041 (2005 - $18,741) in research and development expense on the consolidated statements of loss and deficit.

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost	Accumulated amortization	Net book value 2006	Cost	Accumulated amortization	Net book value 2005
	$	$	$	$	$	$
V-Chip license	15,290,000	6,941,200	8,348,800	15,290,000	6,013,600	9,276,400
Patents	34,915	14,378	20,537	34,915	12,324	22,591
	15,324,915	6,955,578	8,369,337	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents of $929,654 (2005 - $929,654) is included in cost of sales on the consolidated statements of loss and deficit.

8. BANK FACILITIES

At March 31, 2006, the Company had available a bank overdraft facility of $2,000,000 (2005 - $2,000,000) of which up to U.S. $300,000 (2005 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.50% plus 0.5% per annum as at March 31, 2006 (2005 - 4.25% plus 0.5% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 7.75% as at March 31, 2006 (2005 - 5.50%) plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2006, the Company also had available a separate cash secured letter of credit facility of $2,500,000 (2005 - $2,500,000) in connection with the licensing arrangement described in note 17. At March 31, 2006, letters of credit amounting to U.S. $1,958,426 (2005 - U.S. $1,668,033) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of shares	$
Stated capital		
Common shares:		
Balance as at March 31, 2004	53,830,313	33,886,986
Exercise of options (b) (c)	2,200,000	572,750
Balance as at March 31, 2005 and 2006	56,030,313	34,459,736

(iii) Contributed surplus

	2006 $	2005 $
Balance as at March 31, 2005	254,460	145,200
Additions during the year - options (b) (c) and (d)	283,583	109,260
Balance as at March 31, 2006	538,043	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan"), as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from August 10, 2006 to February 15, 2008, with exercise prices ranging from $1.04 to $2.00. All options were vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted average exercise price $
Balance, March 31, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, March 31, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, March 31, 2006	1,068,065	1.80

The following table summarizes information about the common share stock options outstanding at March 31, 2006:

Exercise price $	Options outstanding	Weighted average remaining contractual life (in years)	Options exercisable
1.04	118,065	0.47	100,000
1.60	400,000	1.88	200,000
2.00	150,000	0.36	150,000
2.00	100,000	1.87	50,000
2.00	300,000	0.47	225,000
1.04 to 2.00	1,068,065	1.11	725,000

The weighted average exercise price of options exercisable at March 31, 2006 is $1.76.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2006:

Exercise price	Options	Weighted average exercise price $	Weighted average fair value $
Exceeds market price at grant date	250,000	2.00	0.36
At market price on grant date	400,000	1.60	0.54
	650,000	1.75	0.47

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 55.9%	69.4% to 75.3%
Expected time until exercise, in years	0.36 to 1.88	0.5 to 1.5

Compensation expense for stock options granted to directors (a), employees (c), and service providers (d) and (e) during the year amounted to $283,583 (2005 - $109,260), and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On February 15, 2006, the Company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $114,833 (2005 – nil).

(b) **Stock options to Century Communications:**

On September 18, 2003, the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share, with all options expiring on September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and the remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) **Stock options to employees:**

On September 18, 2003, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year after the date of grant. These options expired unexercised during fiscal 2006.

On February 10, 2006, the Company granted executive options to acquire 100,000 common shares at an exercise price of $2.00 per share, with all options expiring on February 10, 2008. These options shall vest as to one half immediately and one half on February 11, 2007. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $34,125 (2005 – $5,250).

(d) **Stock options to consultants:**

On October 2, 2003, the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share, expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2006 and, based on the agreement, 181,935 of such options have expired as at September 15, 2004. None of these options were exercised until March 31, 2006.

On September 15, 2004, the Company granted Accumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share, expiring on September 15, 2006. The options shall vest as to 1/8th on completion of each quarter from the date of the grant. 225,000 of these options were vested by March 31, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $91,125 (2005 – $104,010).

(e) **Stock options to Cavalcanti Hume Funfer Inc.:**

On February 10, 2006, the Company granted Cavalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. None of these options were exercised until March 31, 2006.

In fiscal 2006, compensation expense for the above options amounted to $43,500 (2005 – nil).

10. SEGMENTED INFORMATION

The Company designs, develops, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. It is also involved in offering V-Chip license to TV manufacturers who are shipping television sets which include V-Chip technology to Canada and the United States of America. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2006 $	2005 $
V-Chip licensing and decoder	2,525,719	2,305,430
Converters and transmitters	757,159	458,695
Idleaire equipment	-	1,320,158
Cable equipment	3,306,411	3,508,634
Other	201,805	252,297
	6,791,094	7,845,214

A summary of revenue segmented by the customers' country or region of residence is as follows:

	2006 $	2005 $
Canada	2,519,529	1,539,243
United States	2,389,210	3,123,047
Japan	800,974	1,594,864
South Korea and Taiwan	413,699	36,574
West Indies	46,425	667,988
Middle East	113,334	-
Thailand	-	455,146
Others	507,923	428,352
	6,791,094	7,845,214

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada. In fiscal 2006, there were three (2005 - two) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2006 totaled approximately $900,000, $800,000 and $700,000 (2005 - $1,600,000 and $1,300,000), respectively.

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	2006 $	2005 $
Research and development costs incurred during the year	450,642	423,176
Investment tax credit utilized	(1,142,544)	-
Amortization of deferred development costs (note 5)	782,797	860,564
Net research and development expense	90,985	1,283,740

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments of which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next fiscal year are based on estimated projected sales for fiscal 2007, which have been estimated as $120,000 and have been reflected on the consolidated balance sheets as current liabilities. The grants are unsecured and interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2006 $	2005 $
Mortgage payable on land and building (note 6), bearing variable interest at CIBC prime rate less 0.5%, due December 12, 2008, with repayments of $15,000 monthly including principal and interest	733,824	1,109,540
Less: current portion	(134,580)	(124,722)
	599,244	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

	$
2007	134,580
2008	143,950
2009	153,974
2010	164,694
2011	136,626
	733,824

Mortgage interest expense recorded in the consolidated statements of loss and deficit is $53,444 (2005 - $59,707).

14. RELATED PARTY TRANSACTIONS

(a) During fiscal 2006, legal fees of nil (2005 - $15,900) reflected in selling, general and administrative expense were paid to a law firm, one of the partners of which is a director of the Company. These amounts are recorded at the exchange amount which is the amount agreed between the parties.

(b) During fiscal 1999, $140,000 was advanced to a director of the Company, of which $2,199 (2005 - $2,199) is outstanding and is included in accounts receivable. The advance is unsecured, non-interest bearing and due on demand.

(c) During fiscal 2006, the Company paid one of its directors $90,000 (2005 - $72,500) for technical consulting services. These amounts are included in selling, general and administrative expense and recorded at the exchange amount which is the amount agreed between the parties.

15. INCOME TAXES

The provision for income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2006 $	2005 $
Loss before income taxes	(1,596,343)	(991,566)
Statutory tax rate	36.12%	36.12%
Income tax recovery at statutory tax rate	(576,599)	(358,154)
Adjustments thereon for the effect of:		
Permanent differences	132,356	44,427
Unutilized foreign tax credits	-	223,180
Change in valuation allowance	2,017,921	314,313
Other	(320,152)	-
Provision for income taxes	1,253,526	223,766

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason for this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

The future income tax assets (liabilities) are represented by the following:

	2006 $	2005 $
Federal non-capital loss carryforwards	322,406	1,335,355
Ontario non-capital loss carryforwards	245,153	572,195
Federal investment tax credits ("ITCs")	—	828,057
Capital assets and V-Chip license and patents	7,560,795	2,256,725
Scientific research and experimental development	320,842	651,558
Corporate minimum tax credit balance	59,016	62,404
Non-deductible reserves, end of year	—	1,150,897
Gross future income tax assets	8,508,212	6,857,191
Less valuation allowance	(8,145,992)	(6,128,071)
Net future income tax assets	362,220	729,120
Deferred development costs	—	(729,120)
Net future liabilities on federal ITCs used in the year	(362,220)	—
Future income tax assets, net	—	—

As at March 31, 2006, the Company has federal non-capital loss carryforwards of approximately $1.5 million and provincial non-capital loss carryforwards of approximately $1.7 million. The loss carryforwards expire as follows:

	Federal $	Provincial $
2007	198,066	198,066
2008	379,261	379,261
2009	158,299	158,299
2010	289,878	289,878
2011	292,938	292,938
2012	138,453	408,510
2013	638	638
	1,457,533	1,727,590

At March 31, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following

	2006 $	**2005** $
Cash paid for interest expense	53,444	58,680
Cash received from interest income	197,472	87,636
Cash paid for income taxes	115,302	279,951

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty the Company has collected (from a certain specific TV manufacturer) from the licensing arrangement, which at March 31, 2006 amounts to $1,958,000 (2005 - $1,668,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement based on information available from and provided by the licensee.

The Company has outstanding a non-cancelable purchase order of U.S. $237,440.

18. NET LOSS PER COMMON SHARE

Net loss per common share consists of the following:

	2006 $	2005 $
Net loss for the year	(2,849,869)	(1,215,332)
Weighted average number of common shares outstanding during the year - basic	56,030,313	54,575,929
- diluted*	56,030,313	54,575,929
Net loss per share - basic and diluted	(0.05)	(0.02)

* Diluted weighted average number of common shares outstanding at March 31, 2006 is 56,049,472. For purposes of calculating the 2006 diluted loss per share, the basic weighted average number of common shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted term deposits, accounts receivable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest rate risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2006, accounts receivable from three customers accounted for 58.3% (2005 - three customers - 53.3%) of the balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY THE COMPANY

At March 31, 2006, the Company has filed several claims of patent infringement against certain parties, claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the consolidated financial statements.

21. COMPARATIVE FIGURES

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

TRI-VISION INTERNATIONAL LTD./LTEE

MARCH 31, 2005

CONTENTS



TRI-VISION INTERNATIONAL LTD./LTEE

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltee:

We have audited the consolidated balance sheets of **Tri-Vision International Ltd./Ltee** as at March 31, 2005 and 2004 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
June 14, 2005.

Ernst & Young LLP
CHARTERED ACCOUNTANTS

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31

ASSETS	NOTES	2005 $	2004 $
CURRENT			
Cash and cash equivalents		1,218,147	4,610,296
Interest bearing deposits		4,000,000	-
Restricted cash equivalents	3	-	524,428
Accounts receivable	14, 19	2,037,634	2,577,550
Inventories	4	1,069,520	1,279,854
Prepaid expenses		99,721	92,248
Income taxes recoverable		217,309	65,450
		8,642,331	9,149,826
Restricted term deposits	3	2,021,086	952,497
Deferred development costs	5	2,018,604	2,879,168
Capital assets, net	6	2,250,151	2,248,437
V-Chip license and patents, net	7	9,298,991	10,228,645
		24,231,163	25,458,573

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	2005 $	2004 $
CURRENT			
Accounts payable and accrued liabilities		591,530	995,640
Customers' deposits		201,708	268,417
Government grants payable - current portion	12	162,600	119,040
Mortgage payable - current portion	13	124,722	121,000
		1,080,560	1,504,097
Government grants payable	12	230,511	375,960
Mortgage payable	13	984,818	1,109,920
		1,215,329	1,485,880
Contingencies and Commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	33,886,986
Contributed surplus	9	254,460	145,200
Deficit		(12,778,922)	(11,563,590)
		21,935,274	22,468,596
		24,231,163	25,458,573

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

Najmul H. Siddiqui Director

Khalid Usman Director

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

FOR THE YEARS ENDED MARCH 31

	NOTES	2005 $	2004 $
Revenue	10	7,845,214	11,271,413
Cost of sales	7, 17	4,984,786	5,620,364
Gross profit		2,860,428	5,651,049
Selling, general and administrative expense		2,439,002	2,779,634
Research and development expense	11	1,283,740	891,905
		3,722,742	3,671,539
(Loss) income before interest, foreign exchange loss and income taxes		(862,314)	1,979,510
Interest income		160,292	67,145
Interest expense	13	(59,707)	(20,043)
Foreign exchange loss		(229,837)	(502,730)
(Loss) income before income taxes		(991,566)	1,523,882
Provision for income taxes	15	223,766	340,724
Net (loss) income		(1,215,332)	1,183,158
Deficit, beginning of year		(11,563,590)	(12,746,748)
Deficit, end of year		(12,778,922)	(11,563,590)
Net (loss) income per share - basic	18	(0.02)	0.02
Net (loss) income per share - diluted	18	(0.02)	0.02

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2005 $	2004 $
OPERATING ACTIVITIES:			
Net (loss) income		(1,215,332)	1,183,158
Add charges to operations not involving cash			
Compensation expense for options granted to service providers		109,260	70,500
Amortization of capital assets		99,981	69,494
Amortization of deferred development costs		860,564	584,080
Amortization of V-Chip license and patents		929,654	929,654
		784,127	2,836,886
Changes in non-cash working capital balances related to operations			
Accounts receivable		539,916	(389,485)
Inventories		210,334	64,896
Prepaid expenses		(7,473)	(58,076)
Accounts payable and accrued liabilities		(404,110)	(47,058)
Income taxes (recoverable) payable		(151,859)	1,273
Customers' deposits		(66,709)	(14,029)
Cash provided by operating activities	16	904,226	2,394,407
INVESTING ACTIVITIES			
Interest bearing deposits		(4,000,000)	-
Restricted term deposits		(1,068,589)	(794,890)
Additions to capital assets	14	(101,695)	(2,150,230)
Deferred development costs		-	(193,913)
Cash used in investing activities		(5,170,284)	(3,139,033)
FINANCING ACTIVITIES			
Mortgage payable, funds received	13	-	1,250,000
Repayment of mortgage payable		(121,380)	(19,080)
Common shares issued for cash and exercise of options	9	572,750	103,500
Government grants repaid		(101,889)	-
Cash provided by financing activities		349,481	1,334,420
Net (decrease) increase in cash and cash equivalents during the year		(3,916,577)	589,794
Cash and cash equivalents, beginning of year		5,134,724	4,544,930
Cash and cash equivalents, end of year		1,218,147	5,134,724
Cash and cash equivalents are comprised of:			
Cash and cash equivalents		1,218,147	4,610,296
Restricted cash equivalents		-	524,428
Cash and cash equivalents		1,218,147	5,134,724

See notes to the consolidated financial statements

1. NATURE OF BUSINESS

Tri-Vision International Ltd./Ltee (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net income (loss) per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2005. Restricted term deposits of $2,021,086 at March 31, 2005 mature at various dates ranging from May 9, 2005 to June 14, 2005. Although the restricted funds mature and the letter of credit expires, within one year after March 31, 2005, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2005, current liabilities include nil (2004 - $524,428) relating to such costs which may be paid using the restricted funds held by the Company. Accordingly, nil (2004 - $524,428) of the restricted funds has been classified as current assets. The balance of restricted funds required to be held as collateral for the letter of credit of $2,021,086 (2004 - $952,497) is classified as non-current.

4. INVENTORIES

Inventories consist of the following:	2005 $	2004 $
Raw materials (converters and equipment)	228,546	226,438
Raw materials (parts and supplies)	425,151	548,164
Finished goods (converters and transmitters)	213,857	360,976
Finished goods (cable equipment)	201,966	144,276
	1,069,520	1,279,854

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2005 $	2004 $
Balance, beginning of year	2,879,168	3,269,335
Costs deferred during the year	-	193,913
	2,879,168	3,463,248
Less amortization for the year	860,564	584,080
Balance, end of year	2,018,604	2,879,168

The Company is continually assessing the viability of its projects under development. Included in amortization amounts for fiscal 2005 is an amount of $318,797 (2004 - $78,726) for project costs written off as the projects are no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one ongoing project under development and this and other projects that have been successfully completed are being amortized based on the accounting policies of the Company.

The ongoing and completed projects are as follows:

	2005 $	2004 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
FSK modem	-	28,356
	134,729	163,085
Completed Projects:		
V-Chip licensing	2,935,885	2,935,885
V-Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,169,947	2,141,591
	7,106,927	7,078,571
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	5,223,052	4,362,488
	2,018,604	2,879,168

6. CAPITAL ASSETS (notes 8, 13 and 14)

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value 2005 $	Cost $	Accumulated amortization $	Net book value 2004 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	55,493	1,035,524	1,091,017	12,236	1,078,781
Moulds	236,220	236,220	-	236,220	236,220	-
Equipment	624,898	361,119	263,779	523,203	307,357	215,846
Tools and dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,425	43,577	11,848	55,425	40,615	14,810
Systems and software	86,033	86,033	-	86,033	86,033	-
	3,263,896	1,013,745	2,250,151	3,162,201	913,764	2,248,437

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost $	Accumulated amortization $	Net book value 2005 $	Cost $	Accumulated amortization $	Net book value 2004 $
V-Chip license	15,290,000	6,013,600	9,276,400	15,290,000	5,086,000	10,204,000
Patents	34,915	12,324	22,591	34,915	10,270	24,645
	15,324,915	6,025,924	9,298,991	15,324,915	5,096,270	10,228,645

The amortization of the V-Chip license and patents of $929,654 (2004 - $929,654) is included in cost of sales on the consolidated statements of income (loss) and deficit.

8. BANK FACILITIES

At March 31, 2005, the Company had available a bank overdraft facility in the amount of $2,000,000 (2004 - $1,000,000) of which up to U.S. $300,000 (2004 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2004 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.25% plus 0.5% per annum as at March 31, 2005 (2004 - 4.00% plus 1% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 5.50% plus 0.5% per annum as at March 31, 2005 (2004 - 4.50% plus 1% per annum). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2005, the Company also had available a separate cash secured letter of credit facility in the amount of $2,500,000 (2004 - $3,300,000) in connection with the licensing arrangement described in note 17. At March 31, 2005, letters of credit amounting to U.S. $1,668,033 (2004 - U.S. $1,126,306) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital		
Common shares:		
Balance at March 31, 2003	53,605,313	33,783,486
Exercise of options during fiscal 2004 (b) (c)	225,000	103,500
Balance at March 31, 2004	53,830,313	33,886,986
Exercise of options during fiscal 2005 (a)	2,200,000	572,750
Balance as at March 31, 2005	56,030,313	34,459,736

(iii) Contributed surplus

	2005 $	2004 $
Balance as at March 31, 2004	145,200	74,700
Additions during the year - options (b) (c) & (d)	109,260	70,500
Balance as at March 31, 2005	254,460	145,200

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from September 18, 2005 to September 19, 2006, with exercise prices ranging from $1.04 to $2.00. All options were vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2003	2,525,000	0.33
Granted (b) (c) (d)	550,000	1.43
Expired (c)	(100,000)	1.50
Exercised (b) (c)	(225,000)	0.46
Balance, March 31, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, March 31, 2005	668,065	1.79

The following table summarizes information about the common share stock options outstanding at March 31, 2005:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual life (in years)	Options Exercisable
1.04	118,065	1.47	100,000
1.50	50,000	0.47	50,000
2.00	200,000	0.47	200,000
2.00	300,000	1.46	112,500
1.04 to 2.00	668,065	1.09	462,500

The weighted average price of options exercisable at March 31, 2005 is $1.74.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2005:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	300,000	2.000	0.660

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	69.4% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	0.5 to 1.5	1.5 to 2.5

Compensation expense for stock options granted to service providers (b) & (d) and an employee (c) during the year amounted to $104,010 (2004 - $54,750) and $5,250 (2004 - $15,750) respectively, and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

(b) **Stock options to Century Communications:**

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share expiring on June 20, 2003. These options were exercised during fiscal 2004.

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with all options expiring on September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. None of these options were exercised up to fiscal 2005 year end.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003 and 75,000 options with an exercise price of $0.46 per share were exercised in fiscal 2004. All other options expired unexercised during fiscal 2004.

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and remaining 50% one year after the date of grant. None of these options were exercised during fiscal 2005.

(d) **Stock options to consultants:**

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2005 and based on the agreement, 181,935 of such options have expired as at September 19, 2004. None of these options were exercised during fiscal 2005.

On September 15, 2004 the Company granted Accumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The option shall vest as to 1/8th on completion of each quarter from the date of the grant. 112,500 of these options were vested by March 31, 2005. None of these options were exercised during fiscal 2005.

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2005 $	2004 $
V-Chip licensing and decoder	2,305,430	5,907,963
Converters and transmitters	458,695	458,398
Idleaire equipment	1,320,158	1,379,508
Cable equipment	3,508,634	2,854,406
Other	252,297	671,138
	7,845,214	11,271,413

A summary of revenue segmented by the customers' country of residence is as follows:

	2005 $	2004 $
Canada	1,539,243	1,868,279
United States	3,123,047	4,979,371
Japan	1,594,864	2,320,070
South Korea	36,574	705,606
West Indies	667,988	335,067
Middle East	-	192,468
Thailand	455,146	-
Others	428,352	870,552
	7,845,214	11,271,413

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

The Company derived more than 10% of its total revenue from 2 customers in fiscal 2005 of approximately $1,600,000 and $1,300,000, respectively (2004 - 3 customers of approximately $2,500,000, $2,000,000 and $1,400,000, respectively).

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	2005 $	2004 $
Research and development costs incurred during the year	423,176	501,738
Deferred development costs (note 5)	-	(193,913)
Amortization of deferred development costs (note 5)	860,564	584,080
Net research and development expense	1,283,740	891,905

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments for which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next year are based on estimated projected sales for fiscal 2006, which have been estimated as $162,600 and reflected as a current liability on the consolidated balance sheet. The grants are interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2005 $	2004 $
Mortgage payable on land & building (note 6), bearing variable interest at CIBC prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,109,540	1,230,920
Less: current portion	(124,722)	(121,000)
	984,818	1,109,920

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

	$
2006	124,722
2007	132,000
2008	139,000
2009	147,000
2010	566,818
	1,109,540

Mortgage interest expense recorded in the consolidated statements of income (loss) is $59,707 (2004 - $14,687).

14. RELATED PARTY TRANSACTIONS

(a) On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors of the Company. The purchase price at $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property from Tri-Venture Investments on a month-to-month basis. Total related costs paid to Tri-Venture Investments in 2004 were $125,323. At March 31, 2005, accounts receivable includes $22,000 (2004 - nil) due from Tri-Venture Investments for reimbursable expenses paid on its behalf by the Company.

(b) During fiscal 2005, legal fees of $15,900 reflected in selling, general and administrative expenses (2004 - $150,450 of which $99,000 was capitalized as part of land and building costs and the remaining $51,450 reflected in selling, general and administrative expenses) were incurred to a law firm, one of the partners of which is a director of the Company. These amounts are recorded at the exchange amount which is the amount agreed between the parties.

(c) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(d) During fiscal 2005, the Company paid one of its directors of the Company $72,500 (2004 - $60,000) for technical consulting services. These amounts are included in selling, general and administrative expenses and recorded at the exchange amount which is the amount agreed between the parties.

15. INCOME TAXES

The provision for (recovery of) income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2005 $	2004 $
(Loss) income before income taxes	(991,566)	1,523,882
Statutory tax rate	36.12%	36.50%
Income tax (recovery) at statutory tax rate	(358,154)	556,217
Adjustments thereon for the effect of:		
Permanent differences and other	44,427	5,582
Unutilized foreign tax credit	223,180	-
Use of previously unrecorded losses and temporary differences	(278,770)	(327,997)
Tax effect of losses and temporary differences not recorded	593,083	106,922
Provision for income taxes	223,766	340,724

The future income tax assets (liability) are represented by the following:

	2005 $	2004 $
Federal non-capital loss carryforwards	1,335,355	1,446,604
Ontario non-capital loss carryforwards	572,195	909,683
Federal investment tax credits	828,057	629,398
Capital assets and license and patents	2,256,725	1,518,197
Scientific research and experimental development	651,558	1,229,310
CMT credit balance	62,404	14,916
Non-deductible reserves- end of year	1,150,897	1,201,412
Gross future income tax assets	6,857,191	6,949,520
Less valuation allowance	(6,128,071)	(5,909,565)
Net future income tax assets	729,120	1,039,955
Deferred development costs	(729,120)	(1,039,955)
Future income tax assets, net	-	-

As at March 31, 2005, the Company has federal non-capital loss carryforwards of approximately $6.0 million and provincial non-capital loss carryforwards of approximately $5.1 million.



The loss carryforwards expire as follows:

	Federal $	Provincial $
2006	4,321,000	3,414,000
2007	445,000	445,000
2008	379,000	379,000
2009	158,000	158,000
2010	290,000	290,000
2011	293,000	293,000
2012	138,000	138,000
	6,024,000	5,117,000

At March 31, 2005, the Company also has undeducted scientific research and experimental development expenses of approximately $2.9 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following

	2005 $	**2004** $
Cash paid for interest expense	58,680	20,043
Cash received from interest income	87,636	67,145
Cash paid for income taxes	279,951	363,708

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2005 amounts to $1,958,000 (2004 - $1,485,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of U.S. $237,440.



18. NET (LOSS) INCOME PER COMMON SHARE

Net (loss) income per common share consists of the following:

	2005 $	2004 $
Net (loss) income for the year - basic & diluted	(1,215,332)	1,183,158
Weighted average number of common shares outstanding during the year - basic	54,575,929	53,804,155
- diluted*	54,575,929	55,414,914
Net (loss) income per share - basic and diluted	(0.02)	0.02

* Diluted weighted average number of common shares outstanding at March 31, 2005 is 55,652,163. For purposes of calculating the 2005 diluted loss per share, the basic weighted average number of shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2005, accounts receivable from three significant customers accounted for 53.3% (2004 - three customers - 59.9%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2005 and 2004 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At March 31, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.

TRI-VISION INTERNATIONAL LTD/LTEE

Management's responsibility for financial reporting

The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

Najmul H. Siddiqui
President and Chief Executive Officer

Khalid Usman, CA
Director and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée

We have audited the consolidated balance sheets of Tri-Vision International Ltd./Ltée as at March 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
May 28, 2004

Ernst & Young LLP

Chartered Accountants

TRI-VISION INTERNATIONAL LTD/LTEE

BALANCE SHEETS
AS AT MARCH 31

ASSETS	NOTES	2004 $	2003 $
CURRENT			
Cash and cash equivalents		4,610,296	4,173,490
Restricted cash equivalents	3	524,428	371,440
Restricted term deposits	3	-	157,607
Accounts receivable	4, 15	2,577,550	2,188,065
Inventories	5	1,279,854	1,344,750
Prepaid expenses and sundry assets		92,248	34,172
Income taxes recoverable		65,450	66,723
		9,149,826	8,336,247
Restricted term deposits	3	952,497	-
Deferred development costs	6	2,879,168	3,269,335
Capital assets, net	7	2,248,437	167,701
V-Chip license and patents, net	8	10,228,645	11,158,299
		25,458,573	22,931,582
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		995,640	1,042,698
Customers' deposits		268,417	282,446
Government grants payable – current portion	13	119,040	-
Mortgage payable – current portion	14	121,000	-
		1,504,097	1,325,144
Government grants payable	13	375,960	495,000
Mortgage payable	14	1,109,920	-
		1,485,880	495,000
CONTINGENCIES	18		
SHAREHOLDERS' EQUITY			
Capital stock	10	33,886,986	33,783,486
Contributed surplus	10	145,200	74,700
Deficit		(11,563,590)	(12,746,748)
		22,268,596	21,111,438
		25,458,573	22,931,582

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

_______________ Director

_______________ Director

TRI-VISION INTERNATIONAL LTD/LTEE

CONSOLIDATED STATEMENTS OF INCOME & DEFICIT

FOR THE YEARS ENDED MARCH 31

	NOTES	2004 $	2003 $
Revenue	11	11,271,413	14,421,355
Cost of sales	8, 18	5,620,364	9,252,303
Gross profit		5,651,049	5,169,052
Selling, general and administrative expense		2,779,634	3,113,406
Research and development expense	12	891,905	719,580
		3,671,539	3,832,986
Income before interest, foreign exchange loss and income taxes		1,979,510	1,336,066
Interest income		67,145	64,234
Interest expense	9, 14	(20,043)	(15,393)
Foreign exchange loss		(502,730)	(548,413)
Income before income taxes		1,523,882	836,494
Provision for income taxes - current	16	340,724	464,816
Net income		1,183,158	371,678
Deficit, beginning of year		(12,746,748)	(13,313,234)
		(11,563,590)	(12,941,556)
Other changes in deficit	19	-	194,808
Deficit, end of year		(11,563,590)	(12,746,748)
Net income per share	20	0.02	0.01
Net income per share –diluted	20	0.02	0.01

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD/LTEE

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED MARCH 31

	NOTES	2004 $	2003 $
OPERATING ACTIVITIES:			
Net income		1,183,158	371,678
Add charges to operations not involving cash			
Compensation expense for options granted to service providers		70,500	19,500
Amortization of capital assets		69,494	76,966
Amortization of deferred development costs		584,080	604,455
Amortization of V-Chip license and patents		929,654	929,654
		2,836,886	2,002,253
Changes in non-cash working capital balances related to operations			
Accounts receivable		(389,485)	1,003,542
Inventories		64,896	(186,979)
Prepaid expenses and sundry assets		(58,076)	8,231
Accounts payable and accrued liabilities		(47,058)	(881,599)
Income taxes recoverable		1,273	(46,248)
Customers' deposits		(14,029)	20,319
Cash flow provided by operating activities	17	2,394,407	1,919,519
INVESTING ACTIVITIES			
Restricted term deposits		(794,890)	2,370,013
Additions to capital assets	15	(2,150,230)	(22,129)
Deferred development costs		(193,913)	(514,138)
Cash flow provided by (used in) investing activities		(3,139,033)	1,833,746
FINANCING ACTIVITIES			
Mortgage payable, funds received	14	1,250,000	-
Repayment of mortgage payable		(19,080)	-
Common shares issued for cash and exercise of options	10	103,500	11,500
Government grants received		-	164,706
Cash flow provided by financing activities		1,334,420	176,206
Net increase in cash, cash equivalents and restricted cash equivalents during the year		589,794	3,929,471
Cash, cash equivalents and restricted cash equivalents, beginning of year		4,544,930	615,459
Cash, cash equivalents and restricted cash equivalents, end of year		5,134,724	4,544,930
Cash and cash equivalents is comprised of:			
Cash and cash equivalents		4,610,296	4,173,490
Restricted cash equivalents		524,428	371,440
Cash and cash equivalents		5,134,724	4,544,930

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD/LTEE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2004

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Certain comparative financial statement balances have been reclassified to conform to the current fiscal year's financial statement presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

New Pronouncements

During fiscal 2004, the Company adopted the following new pronouncements pursuant to changes in Canadian GAAP:

(a) AcG-14 "Disclosure of Guarantees" – requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. AcG-14 applies to agreements that contingently require the guarantor to make payments to the guaranteed party based on change in an underlying that is related to an asset, liability or an equity security of the guaranteed party or based on another entity's failure to perform under an obligating agreement. A guarantee includes an indirect guarantee of the indebtedness of another party.

(b) CICA Handbook Section 3063 – "Impairment of Long-lived Assets" requires a two step process to determine impairment of long-lived assets held for use. The first step is to determine when impairment is recognized, and the second measures the amount of the impairment. A loss is recognized on long-lived assets held for use whenever events or changes in circumstances indicate that its carrying value is not recoverable based on the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset's net recoverable value (based on undiscounted cash flows) from its carrying value. The adoption of this section did not impact the Company's results.

(c) CICA Handbook Section 3870 – "Stock-based compensation and other stock-based payments" requires that options issued to employees and directors are accounted for using the fair value method of accounting. Previously, no compensation expense was recorded for stock options granted to employees and directors. The Company has selected the prospective method of adoption for all stock options awarded since April 1, 2003. Accordingly, results from prior years have not been restated. See details of the accounting policy under "Stock-based compensation plan" and note 10 for required disclosure.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant inter Company balances and transactions have been eliminated.

Cash and cash equivalents and term deposits:

Cash equivalents and short-term investments consist of short-term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Term deposits are temporary investments with original maturities of 90 days or greater, and are valued at cost, which approximates market value.



Inventories:

Raw materials, parts and supplies and finished goods inventories are valued at the lower of cost, determined on an average cost basis, or net realizable value.

Capital assets:

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Land		Nil
Building	- 4%	Declining balance basis
Moulds	- 20%	Straight-line basis
Equipment	- 20%	Declining balance basis
Tools and dies	- 100%	Straight-line basis
Furniture and fixtures	- 20%	Declining balance basis
Systems and software	- 50%	Straight-line basis

V-Chip license and patents:

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis.

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing on the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income for the year.

Financial instruments:

The Company's financial instruments consist of current financial assets and liabilities, term deposits, government grants payable and mortgage payable. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The fair value of these financial instruments is not materially different from the carrying value as presented in the consolidated balance sheets.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;

(b) the sale of the product or process; and

(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Income taxes:

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assessed and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax assets or liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method and stock-based compensation awarded to employees and directors requires a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 is recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 10. Any consideration paid on exercise of stock options is credited to capital stock.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Net income per common share:

Basic income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

Government assistance:

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at March 31, 2004 mature at various dates ranging from April 21, 2004 to June 1, 2004 and are assigned as cash security against an outstanding letter of credit (note 9), which expires in December 2004. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires, within one year after March 31, 2004, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 18). At March 31, 2004, current liabilities include $524,428 (2003 - $529,047) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly, $524,428 (2003 – $371,440) of the restricted cash equivalents and nil (2003 - $157,607) of the restricted term deposits have been classified as current assets. The balance of term deposits restricted as collateral for the letter of credit of $952,497 (2003-nil) is classified as non-current.

4. CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company's exposure to credit risk at March 31, 2004 is equal to the carrying amount of its accounts receivable. Three customers (2003 – one customer) represent 59.9% (2003 – 59.4%) of the accounts receivable year-end balance.


94

5. INVENTORIES:

Inventories consist of the following:

	2004 $	2003 $
Raw materials (converters and equipment)	226,438	371,153
Raw materials (parts and supplies)	548,164	450,553
Finished goods (converters and transmitters)	360,976	322,855
Finished goods (cable equipment)	144,276	200,189
	1,279,854	1,344,750

6. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	2004 $	2003 $
Balance, beginning of year	3,269,335	3,359,652
Costs deferred during the year (note 12)	193,913	514,138
	3,463,248	3,873,790
Less amortization for the year (note 12)	584,080	604,455
Balance, end of year	2,879,168	3,269,335

The Company is continually assessing the viability of its projects under development. In fiscal 2004, as a result of this review, the Company increased its amortization by $78,726 (2003–nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows:

	2004 $	2003 $
Ongoing Projects:		
Visual brake wear indicator	-	78,726
Electronic power meter	134,729	104,512
Hospitality industry product	-	355,863
FSK modem	28,356	-
	163,085	539,101
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	355,853
Other	2,141,591	1,707,013
	7,078,571	6,508,643
Total costs capitalized	7,241,656	7,047,744
Less accumulated amortization	4,362,488	3,778,409
	2,879,168	3,269,335

7. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost	Accumulated amortization	Net book value 2004	Cost	Accumulated amortization	Net book value 2003
	$	$	$	$	$	$
Land	939,000	-	939,000	-	-	-
Building	1,091,017	12,236	1,078,781	-	-	-
Moulds	236,220	236,220	-	232,320	214,098	18,222
Equipment	523,203	307,357	215,846	409,771	275,533	134,238
Tools and dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,425	40,615	14,810	52,547	37,306	15,241
Systems and software	86,033	86,033	-	86,033	86,033	-
	3,162,201	913,764	2,248,437	1,011,974	844,273	167,701

8. V-CHIP LICENSE AND PATENTS:

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises Ltd. as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost	Accumulated amortization	Net book value 2004	Cost	Accumulated amortization	Net book value 2003
	$	$	$	$	$	$
V-Chip license	15,290,000	5,086,000	10,204,000	15,290,000	4,158,400	11,131,600
Patents	34,915	10,270	24,645	34,915	8,216	26,699
	15,324,915	5,096,270	10,228,645	15,324,915	4,166,616	11,158,299

The amortization of the V-Chip license and patents in the amount of $929,654 (2003 - $929,654) is included in cost of sales on the consolidated statements of income and deficit.



9. BANK FACILITIES:

At March 31, 2004, the Company had available a bank overdraft facility in the amount of $1,000,000 (2003 - $1,000,000) of which up to U.S. $300,000 (2003 – U.S. $300,000) is available by way of U.S. dollar direct advances and up to $500,000 (2003 - $500,000) is available by way of letters of credit. Bank indebtedness at year end is nil (2003 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.00% as at March 31, 2004 (2003 - 4.75%) plus 1.0% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 4.50% as at March 31, 2004 (2003 - 4.75%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2004, the Company also had available a separate cash secured letter of credit facility in the amount of $3,300,000 (2003 - $3,300,000) in connection with the licensing arrangement described in note 18. At March 31, 2004, letters of credit amounting to U.S. $1,126,306 (2003 – U.S. $352,563) were issued under this credit facility.

Subsequent to the year end, the Company is negotiating new banking facilities with RBC Bank to replace the facility from HSBC Bank of Canada. The terms and conditions under negotiation with the RBC Royal Bank are as follows:

Borrowings under these facilities are anticipated to have similar limits as the current facilities to be collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

10. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at April 1, 2002	53,580,313	33,771,986
Exercise of options (c)	25,000	11,500
Balance at March 31, 2003	53,605,313	33,783,486
Exercise of options (b) (c)	225,000	103,500
Balance as at March 31, 2004	53,830,313	33,886,986

(iii) Contributed surplus:

	2004 $	2003 $
Balance, beginning of year	74,700	55,200
Additions during the year – options (b) (c)	70,500	19,500
Balance, end of year	145,200	74,700

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from December 21, 2004 to September 19, 2006, with exercise prices ranging from $0.245 to $2.000. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2002	2,300,000	0.323
Granted (a) (b)	400,000	0.410
Expired (b)	(150,000)	0.460
Exercised (c)	(25,000)	0.460
Balance, March 31, 2003	2,525,000	0.327
Granted (b) (c)	550,000	1.431
Expired (c)	(100,000)	1.500
Exercised (b) (c)	(225,000)	0.460
Balance, March 31, 2004	2,750,000	0.494



The following table summarizes information about the common share stock options outstanding at March 31, 2004:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
0.245	1,950,000	0.73	1,950,000
0.380	250,000	0.62	187,500
1.040	300,000	2.47	50,000
1.500	50,000	1.47	50,000
2.000	200,000	1.47	100,000
0.245 to 2.000	2,750,000	0.65	2,337,500

The weighted average price of options exercisable at March 31, 2004 is $0.37.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2004:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	550,000	1.431	0.370

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	2.55%	3.20% to 3.47%
Expected dividend yield	0%	0%
Expected volatility	69.4% to 75.3%	69.6% to 87.5%
Expected time until exercise, in years	1.5 to 2.5	0.9 to 2.0

For stock options granted to consultants (b) and an employee (c) during the year, $54,750 (2003 - $19,500) and $15,750 (2003-nil), respectively, have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870.

For stock options granted to employees and directors, for the period prior to April 1, 2003 but subsequent to April 1, 2002, had the Company determined compensation costs based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870, the Company's net income would have been reported as the pro forma amounts below:

	2004 $	2003 $
Net income	1,183,158	371,678
Pro forma income	1,183,158	334,178
Pro forma basic and diluted earnings per share	0.02	0.01

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. These options will expire on December 21, 2004. None of these options have been exercised.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options will expire on November 13, 2004. None of these options were exercised by March 31, 2004.

(b) **Stock options to consultants:**

Century Communications:
On December 21, 2001, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share. These options expired unexercised on April 20, 2002.

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share expiring on June 20, 2003. These options were exercised during fiscal 2004.

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. None of these options were exercised during fiscal 2004.

Other consultant:
On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 50,000 of the options were vested as at March 31, 2004.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003 and 75,000 options with an exercise price of $0.46 per share were exercised in fiscal 2004. All other options expired unexercised during fiscal 2004.

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. None of these options were exercised during fiscal 2004.



TRI-VISION INTERNATIONAL LTD/LTEE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2004

11. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	2004 $	2003 $
V-Chip licensing and decoder	5,907,963	7,558,870
Converters and transmitters	458,398	2,361,178
Idleaire equipment	1,379,508	140,068
Cable equipment	2,854,406	3,905,151
Other	671,138	456,088
	11,271,413	14,421,355

A summary of revenue segmented by the customers' country of residence is as follows:

	2004 $	2003 $
Canada	1,868,279	1,240,149
United States	4,979,371	4,800,014
Japan	2,320,070	4,138,373
South Korea	705,606	383,187
West Indies	335,067	1,376,033
Middle East	192,468	128,830
Others	870,552	2,354,769
	11,271,413	14,421,355

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

In fiscal 2004, there were three (2003 - three) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2004 was approximately $2,500,000, $2,000,000 and $1,400,000, respectively (2003 - $3,600,000, $2,300,000 and $1,500,000, respectively).

12. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	2004 $	2003 $
Total research and development costs incurred during the year	501,738	649,783
Government assistance (note 13)	-	(20,520)
	501,738	629,263
Deferred development costs (note 6)	(193,913)	(514,138)
Amortization of deferred development costs (note 6)	584,080	604,455
Net research and development expense	891,905	719,580

TRI-VISION INTERNATIONAL LTD/LTEE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2004

13. GOVERNMENT ASSISTANCE:

The Company has received government grants which are non-repayable totalling nil (2003 - $20,520), which have been credited to research and development costs as this assistance relates to the reimbursement of certain costs incurred.

The Company has received government grants totalling nil (2003 - $164,706) during fiscal 2004 which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

14. MORTGAGE PAYABLE:

	2004 $	2003 $
Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,230,920	-
Less current portion	(121,000)	-
	1,109,920	-

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2005	121,000	
2006	127,000	-
2007	134,000	-
2008	141,000	-
2009	707,920	-
	1,230,920	-

Mortgage interest expense recorded in the consolidated statements of income and deficit is $14,687 (2003 - nil).

15. RELATED PARTY TRANSACTIONS:

(a) On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors of the Company. The purchase price at $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property from Tri-Venture Investments on a month-to-month basis. Total related costs paid to Tri-Venture Investments in 2004 were $125,323 (2003 - $180,000).

(b) During fiscal 2004, legal fees of $150,450 (2003 - nil) were paid to a law firm, one of the partners of which is a director of the Company. $99,000 has been capitalized as part of land and building purchase costs and the remaining $51,450 has been reflected in general and administrative expenses.

(c) During fiscal 1999, $140,000 was advanced to a director of the Company of which $19,214 (2003 - $71,498) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(d) During fiscal 2004, nil (2003 – $25,380) of goods were purchased from First Water e-Commerce and recorded at the exchange amount. Some of the partners of First Water e-Commerce are also directors of the Company.

(e) During fiscal 2004, the Company paid one of its directors of the Company $60,000 (2003 – $60,000) for technical consulting services.

16. INCOME TAXES:

The provision for income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2004 $	2003 $
Income before income taxes	1,523,882	836,494
Statutory tax rate	36.50%	38.12%
Income tax at statutory tax rate	556,217	318,871
Adjustments thereon for the effect of:		
Large Corporations Tax	-	32,316
Permanent differences and other	5,582	21,223
Use of previously unrecorded losses and temporary differences	(327,997)	(5,829)
Tax effect of losses and temporary differences not recorded	106,922	98,235
Provision for income taxes	340,724	464,816

The future income tax assets (liability) are represented by the following:

	2004 $	2003 $
Federal non-capital loss carryforwards	1,446,604	1,812,063
Ontario non-capital loss carryforwards	909,683	743,012
Federal investment tax credits	629,398	1,030,586
Capital assets and license and patents	1,518,197	1,273,630
Scientific research and experimental development	1,229,310	911,146
Share issue costs	-	13,929
CMT credit balance	14,916	-
Non-deductible reserves, end of year	1,201,412	1,199,863
Gross future income tax assets	6,949,520	6,984,229
Less valuation allowance	(5,909,565)	(5,999,505)
Net future income tax assets	1,039,955	984,724
Deferred development costs	(1,039,955)	(984,724)
Future income tax assets, net	-	-


103

As at March 31, 2004, the Company has federal non-capital loss carry forwards of approximately $4.9 million and provincial non-capital loss carry forwards of approximately $6.5 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2005	243,000	243,000
2006	2,681,000	4,248,000
2007	445,000	445,000
2008	380,000	380,000
2009	597,000	597,000
2010	290,000	290,000
2011	293,000	293,000
	4,929,000	6,496,000

At March 31, 2004, the Company also has undeducted scientific research and experimental development expenses of approximately $3.4 million that can be carried forward indefinitely.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	2004 $	2003 $
Cash paid for interest expense	20,043	13,549
Cash received from interest income	67,145	89,520
Cash paid for income taxes	363,708	502,384

During fiscal 2003, $194,808 of accounts payable and accrued liabilities was reversed by recording a credit directly to deficit (note 19). This adjustment is not reflected in the consolidated statements of cash flows.

18. CONTINGENCIES:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2004 amounts to U.S. $1,485,000 (2003 – U.S. $805,000) and is secured by a letter of credit provided by the Company's bank (notes 3 and 9). During the year, the Company incurred nil (2003 - $2.9 million) for such legal costs which are included in cost of sales on the consolidated statements of income and deficit. Management has made provisions based on information provided by the licensee and believes that it has adequately provided for the Company's obligation under the licensing arrangement.

19. CHANGES IN DEFICIT:

In fiscal 2000 the Company recorded a liability for $194,808 of costs relating to the public offering completed during fiscal 1999. These costs were charged directly to deficit. In fiscal 2003 it was determined that these costs would not be paid and, as a result, the liability has been reversed by recording a credit directly to the deficit for $194,808.

20. NET INCOME PER COMMON SHARE:

	2004 $	2003 $
Net income for the year – basic and diluted	1,183,158	371,678
Weighted average number of common shares outstanding		
during the year - basic	53,804,155	53,582,162
- diluted	55,414,914	54,484,390
Net income per share – basic and diluted	0.02	0.01

Tri-Vision International Ltd/Ltée
Management Discussion and Analysis for the year ended March 31, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2006, including the notes thereto, presented elsewhere in this annual report.

Additional information relating to Tri-Vision International Ltd. /Ltée, including the Annual Information Form, can be found on **SEDAR at www.sedar.com**.

This Management's Discussion and Analysis is dated and has been prepared as of June 29, 2006.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-chip technology, through its wholly-owned subsidiary Tri-Vision Electronics Inc. and has established in 2005 its Think Broadband Solutions Inc. subsidiary to specifically handle the Company's service and distributorship business. All business is conducted in one business segement with two core areas, CATV products and V-chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value–added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. To date 22 licences have been granted for sales into the US and Tri-Vision is now concentrating its licensing efforts in this market which is at least 10 times the size of Canadian market.

During fiscal 2006, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements.
    - (US Patent- Shenzhen KXD Multimedia Co., Ltd., Static IP Inc., Optoma Technology Inc., Coretronic Corporation, Jabil Circuit Inc., Akai Electric Co., Ltd., NEC Display Solutions Ltd., Guangdong Changhong Electronics Co., Ltd., Sichuan Changhong Electric Co. Ltd., Viewsonic Corporation, Chunghwa Picture Tubes Ltd. and Humax Co., Ltd.)

- (Canadian Patent- Newlane Limited, Shenzhen KXD Multi-Media Co., Ltd., Static IP Inc., Xiamen Overseas Chinese Electronics Co., Ltd., Optoma Technology Inc., Konka Group Co., Ltd., Coretronic Corporation, Viewsonic Corporation, TTE Corporation, Syntex Group Corporation, NEC Display Solutions Ltd, Akai Electric Co., Ltd, Guangdong Changhong Electronics Co., Ltd, Sichuan Changhong Electric Co., Ltd, and Chunghwa Picture Tubes Ltd.)

Tri-Vision conducted a detailed review of the existing CATV operations in 2005, assisted by outside consultants with a view to maximizing sales of our CATV products and introducing new complementary products. As a result of this review, Tri-Vision, established a new subsidiary, Think Broadband Solutions Inc. ("Think Broadband") in August 2005., focused on the distribution of a full range of premium CATV products and the provision of value-added services for the cable, wireless and telecom industries in North America. This new division is presently supplying several leading cable companies with peripheral products and is manufacturing high quality coaxial jumper cables to meet market demand. Think Broadband is also providing full test and fulfillment services for these operators including, Docsis data modems and VOIP modems on an ongoing basis.

Late in 2005, Think Broadband entered into a Distribution Agreement with Scientific Atlanta Inc. to sell and distribute its products in Canada including the complete line of Scientific-Atlanta cable head-end RF and optical transmission equipment. U.S.-based Scientific-Atlanta, Inc. is a leading supplier of digital video systems, transmission networks and digital interactive set-tops and subscriber systems. The Scientific-Atlanta agreement gives Tri-Vision the opportunity to stock equipment for immediate shipment to the Canadian cable and broadcasting industry. A Systems Integrator Agreement, signed at the same time, covers integration, installation and maintenance of all Scientific-Atlanta equipment offered by Tri-Vision.

In addition, in 2006 Think Broadband signed an agreement with Samsung Telecommunications America L.P. to market Samsung fiber optic cable and fiber optic cable accessories in Canada and entered into an agreement with Andrew Corporation to offer Andrew Subscriber Access Cable products including, CATV coaxial cable and connectors, for sale in Canada.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

		2006	2005
Revenues		$6,791	$7,845
Gross profit		$1,924	$2,860
Gross profit %		28.33%	36,46%
EBITDA (see section on EBITDA below)		$91	$ 798
EBITDA %		1.89%	10.17 %
Net loss		($2,850)	($1,215)
Net loss %		(41.97%)	(15.49%)
Per share information			
EBITDA		$0.00	$ 0.015
Net loss for the year		($0.05)	($ 0.022)
Weighted average shares outstanding (in thousands)	- basic	56,030	54,576
	- diluted †	56,030	54,576

† In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating Results for the year ended March 31, 2006, compared to 2005

Revenue

Revenue for the year ended March 31, 2006, decreased by 13.4% to $6,791,000 compared to $7,845,000 reported in fiscal 2005. Royalty revenues improved 9.6% in fiscal 2006 as compared to fiscal 2005. Of the total revenues for 2006, $2,418,000 related to V-chip licensing, as compared to $2,206,000 in fiscal 2005. Management contends that licensing was being affected by the transition of television manufacturers from analog to digital production. Manufacturers are in the process of winding down analog television production and ramping up digital television (DTV) manufacturing. In this way, Tri-Vision royalties from DTV which are fixed per unit were affected. The US government has mandated that by February 2009 analog signals will no longer be available, therefore requiring all television products to be sold there to contain a digital tuner. Accordingly, we expect the Company's licensing activities to benefit as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to show positive results in the fourth quarter of the fiscal year, the traditionally strongest season for television sales



Revenues from our traditional CATV business were down by 22.4 % in fiscal 2006 as compared to fiscal 2005. We believe the main reason for this decline to be the shift in the marketplace from analog to digital cable systems. Tri-Vision has traditionally catered to the analog based systems while the market is now shifting to more digital-based products. In anticipation of and response to this shift, we have established and positioned our Think Broadband subsidiary to meet the market demand for digital-based products. In a very short period of time Think Broadband has made excellent progress, establishing a number of key distribution agreements, and we are confident that it will add significantly to the revenues in our CATV business going forward.

Gross profit margin

The Company's gross profit margin overall decreased to 28.33% for the year ended March 31, 2006, compared to 36.46% in 2005, due to lower overall sales, resulting in unabsorbed fixed overhead, and more competitive pricing of CATV products in the industry. The gross profit is arrived at as follows:

All dollar amounts are in Million of Dollars:

			2006	2005
	Sales	Cost of sales	Gross profit	Gross profit
CATV sales	4.4	4.0	0.4	1.6
Licensing Revenue	2.4	0.9	1.5	1.2
	6.8	4.9	1.9	2.8

The gross profit on our CATV business was substantially affected in fiscal 2006 by the lower pricing the Company had to offer on its products to meet significant price reductions of its competitors. The higher margin portion of licensing revenue was also somewhat lower than anticipated due to a slower than expected changeover of manufacturers from analog to digital production, while manufacturers pushed out all their existing analog inventory.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3,496,000 for the year ended March 31, 2006, compared to $2,438,000 in 2005, representing an increase of 44%. The significant increase is attributable to: (i) the employment of two new senior executives at Think Broadband; (ii) increased legal costs related to the negotiation, drafting and signing of numerous new licensing agreements; (iii) the accrual of stock option cost; and (iv) higher technical & consulting services costs. Most of these costs are not expected to be recurring in nature.

Research and development costs

Net research and development expenses were relatively constant at $1,233,000 for the year ended March 31, 2006, as compared to $1,284,000 in 2005. During the current year the Company utilized the investment tax credits to the tune of $ 1,100,000 which were credited to the research and development cost.

Included in R&D expenses for fiscal 2006 is an amount of $439,000 (2005: $319,000) for deferred development costs of projects written-off as these projects were not expected to generate revenue in the near future.

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. The net effect of this policy for fiscal 2006 was a loss of $68,927.

Net loss

Net loss after taxes was $2,850,000 ($0.05 per share) for the year ended March 31, 2006, compared to a net loss of $1,215,000 ($0.02 per share) in 2005. The increased net loss is for the most part attributable to: (i) lower CATV product sales; (ii) increased material costs; (iii) higher legal expenses associated with finalizing new licensing agreements; (iv) higher employee costs due to employment of two senior personnel with Think Broadband; and (v) higher traveling expenses incurred both for licensing and CATV sales follow up. Notwithstanding our foreign exchange policy, the continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also resulted negatively on the net loss but showed an improvement over fiscal 2005. The foreign exchange loss as at March 31, 2006, was $69,000 compared to a loss of $230,000 in fiscal 2005.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2006, was $91,000 ($0.00 per share) compared to an income of $798,000 ($0.015 per share) in 2005.

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense, a non-cash item, is significant. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Net loss per financial statements		(2,849,869)
Add Back:	Interest (net)	(135,145)
	Income tax	1,253,526
	Amortization of capital assets, deferred development costs and V-Chip license	1,822,199
EBITDA as calculated		90,711

Income taxes

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason behind this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in the loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

Working capital

Working capital ratios at March 31, 2006 and 2005 were 7.2:1 and 8.0:1, respectively. Working capital has decreased in the current year compared to the previous fiscal year due to losses incurred. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $3,834,000 as at March 31, 2006, compared to $5,218,000 as at March 31, 2005. Cash used in operating activities for the year ended March 31, 2006, was $441,000 compared to cash generation of $862,000 in 2005.

Investing activities:

An amount of $650,000 was generated by cashing interest bearing deposits, whereas $276,000 was used to purchase restricted term deposits and $168,000 to acquire capital assets in the year ended March 31, 2006. While in fiscal 2005 $4,000,000 was used to purchase interest bearing deposits, $1,069,000 to purchase restricted term deposits and $102,000 used to acquire capital assets.

The Company generated a total of $206,000 from investing activities in the 2006 fiscal year as compared to a use of cash of $5,170,000 in fiscal 2005.

Financing activities:

During fiscal 2006, $376,000 was used for repayment of the mortgage at the Company's office and warehouse property located at 41 Pullman Court, Toronto, Ontario ($121,000 in fiscal 2005), and $85,000 was used for repayment of Government grant ($102,000 in 2005). There were no common shares issued or options exercised during fiscal 2006 as compared to $573,000 in cash generated in 2005 from the exercise of stock options). The total net cash used in financing activities in fiscal 2006 was $461,000 compared to net cash generation of $349,000 in fiscal 2005.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

The Company has borrowing facilities of $2,000,000 from a Canadian chartered bank. These facilities were not utilized during the 2006 fiscal year. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.


109

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in Note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in Note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

a) The Company filed a claim of infringement against Jutan International Limited, a Toronto-based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2006.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served a statement of defense. It is difficult to anticipate the level of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, Management has not set up any possible revenue in the current financial statements as at March 31, 2006

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

.OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$1,958,000 collateralized by the same amount of restricted term deposits. The amount increased to US$2,274,000 subsequent to the receipt of the last payment on May 31, 2006. The contingent obligation is disclosed in Note 17 to the audited consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17 to the audited consolidated financial statements.

RELATED PARTY TRANSACTIONS:

1. During fiscal 2006, legal fees of $nil (2005: $16,000) were paid to a law firm, one of the partners of which is a director of the Company.

2. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,000 (2005: $2,000) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

3. During fiscal 2006, the Company paid one of its directors $90,000 (2005: $73,000) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-chip licensing In Canada, virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 1/3rd of digital televisions are currently sold under Tri-Vision license and Management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-chip by selling these rights to TV/HDTV manufacturers that import or produce products the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America the flexibility they deserve in dealing with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games each with ratings possibilities. The patent which has been issued in Canada has been filed in United States and in Europe. The patent is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistical support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in Management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Fiscal Year Ended March 31, 2006 (Unaudited)

	June 30	September 30	December 31	March 31
(In thousands of Cdn dollars, except per share data)	$	$	$	$



Total Revenue	2,078	2,088	1,235	1,390
Net income (loss)	(96)	14	(615)	(2,153)
Income (loss) per share:				
Basic	(0.002)	0.000	(0.011)	(0.038)
Diluted*	(0.002)	0.000	(0.011)	(0.038)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,030
Diluted*	56,030	56,030	56,030	56,030

For the Fiscal Year Ended March 31, 2005 (Unaudited)

(In thousands of Cdn dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,372	2,363	1,393	1,717
Net income (loss)	295	125	(654)	(981)
Income (loss) per share:				
Basic	0.005	0.002	(0.012)	(0.018)
Diluted*	0.005	0.002	(0.012)	(0.018)
Weighted average number of shares outstanding (000's)				
Basic	53,830	53,830	54,100	54,576
Diluted*	54,912	55,351	55,640	55,652

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

SELECTED ANNUAL FINANCIAL INFORMATION:

	Year End Results Year Ended March 31		
	2006	2005	2004
In thousands of Cdn dollars:	$	$	$
Total revenues	6,791	7,845	11,271
Total assets	21,120	24,231	25,459
Total long-term financial liabilities	787	1,215	1,486
Net (loss)/ income	(2,850)	(1,215)	1,183
Net (loss)/ income per share-basic	(0.05)	(0.02)	0.02
Net (loss)/ income per share-diluted	(0.05)	(0.02)	0.02

DISCLOSURE OF OUTSTANDING SHARE DATA:

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	**56,030,313**	**N/A**
Stock Options	**1,068,065**	**1,068,065**
Total (maximum number of common shares – fully diluted)		**57,098,378**

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Management's Discussion and Analysis

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of June 22, 2005 should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2005, including the notes thereto, presented elsewhere in this annual report. This discussion contains certain "forward-looking statements" that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in such forward-looking statements.

Additional information relating to Tri-Vision International Ltd. /Ltée, including our Annual Information Form, can be found on **SEDAR at www.sedar.com**.

This management discussion and analysis is dated June 22, 2005.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should" "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-Chip technology, through its wholly-owned subsidiary, Tri-Vision Electronics Inc. All business is conducted in one business segment with two core areas, traditional CATV products and V-Chip licensing. During fiscal 2005, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements.

  (US Patent- Orion America Inc., Korat Denki Ltd., World Electric (Thailand) Ltd., Erae Electronics Inc., Seiko Epson Corporation and Pioneer Corporation.)

  (Canadian Patent- Orion America Inc., Korat Denki Ltd., World Electric (Thailand) Ltd., Toshiba of Canada Limited., Erae Electronics Inc., and Seiko Epson Corporation.)

We have recently commenced a detailed review of our existing CATV operations with the assistance of outside consultants with a view to maximizing our CATV sales and introducing new complementary products. We expect this review to be completed in the second quarter of fiscal 2006.



We are continuing our efforts to increase our licensing revenue of the V-Chip in the United States. The recent steps taken by the Advance Television Standards Committee ("ATSC") of the Consumer Electronics Association in the United States are supportive of rapid transition to digital television. Management believes that this transition to digital television will provide greater support for Tri-Vision's V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company.

We intend to pursue a variety of marketing programs to enhance our visibility in the CATV marketplace.

Our objectives for fiscal 2006 are as follows:

1. To expand our penetration of V-Chip licensing following the commencement of transition to digital television.
2. To increase the sales base of our traditional CATV products and to introduce new complementary products.

RESULTS OF OPERATIONS:

(In thousands of Cdn. dollars, except per share information)

		2005	2004
Revenues		$7,845	$11,271
Gross profit		$2,860	$5,651
Gross profit %		36.46%	50.14 %
EBITDA		$798	$ 3,060
EBITDA %		10.17%	27.15 %
Net Income / (loss)		($1,215)	$ 1,183
Net income/ (loss) %		(15.49%)	10.5 %
Per share information			
EBITDA		$0.015	$ 0.057
Net (loss) income		($0.022)	$ 0.022
Weighted average shares outstanding (in thousands)	- basic	54,576	53,582
	- diluted †	55,652	54,484

† In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

Operating Results for the year ended March 31, 2005 compared to 2004

Revenue

Revenue for the year ended March 31, 2005 decreased by 30.4% to $7,845,000 compared to $11,271,000 reported in fiscal 2004. Royalty revenues were lower in fiscal 2005 as compared to fiscal 2004. Of the total revenues for 2005, $2,206,000 related to V-Chip licensing, as compared to $5,827,000 in fiscal 2004. The primary reason for the decline is that V-Chip licensees are in the process of winding down low priced analog television production and ramping up DTV manufacturing which provides much higher revenues despite initially lower per unit sales. Tri-Vision revenues which are fixed per unit suffer. Less than 10% of all DTV products sold to date (since the DTV transition began) include the over-the-air (OTA) digital tuners which are a necessary component to the FCC mandated upgradeability or open V-Chip that is the primary basis of Tri-Vision's United States Patent licensing expectations.. The FCC has mandated that all OTA digital receiver products must include open V-Chip technology no later than March 15, 2006. As of July 1, 2005 all digital televisions with display greater than 36 inch, as well as 50% of digital televisions between 25 inches and 36 inches, must include OTA digital tuners. In addition the FCC recently mandated that all digital televisions between 25 inch and 36 inch must include OTA digital tuners by March 1, 2006 and have proposed that all digital receiver products include OTA digital tuners by December 31, 2006.

Gross profit margin

The Company's gross profit margin decreased to 36.46% for the year ended March 31, 2005 compared to 50.14% in 2004 due to significantly lower high-margin licensing revenue



Research and development costs

Net research and development expenses were $1,284,000 for the year ended March 31, 2005 as compared to $892,000 in 2004. The focus of the current year's expenditures was on the development of a non temperable electronic power meter for use in Canada. . It is anticipated that this product will be available for commercial sale in third quarter of fiscal 2006.

Included in the Research and development expenses for fiscal 2005 is also an amount of $ 319,000 (2004-$79,000) for deferred development costs of projects written-off as these projects are no longer being persued..

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all US denominated receipts to fund US denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies during the year.

Selling, general & administrative expenses

Selling, general & administrative expenses were $2,439,000 for the year ended March 31, 2005 compared to $2,780,000 in 2004. The decrease is primarily due to the reversal of a provision for legal expenses relating to licensing revenue set up in prior years which has been determined to no longer be payable.

Net income

Net loss after taxes was $1,215,332 ($0.022 per share) for the year ended March 31, 2005 compared to net income of $1,183,158 ($0.022 per share) in 2004. Net loss is for the most part attributable to lower royalty revenue as compared to the prior year. The continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also had a negative impact on net income. The exchange loss as at March 31, 2005 was $229,837 compared to a loss of $502,730 in fiscal 2004.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2005 was $798,000 ($0.015 per share) compared to $3,060,000 ($0.057 per share) in 2004.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized as we have fully provided for them by a valuation allowance.

Working capital

Working capital ratios at March 31, 2005 and 2004 were 8.0:1 and 6.1:1, respectively. Working capital increased in current year compared to the previous fiscal year. Net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $5,218,147 as at March 31, 2005 compared to $4,610,296 as at March 31, 2004. Cash flow from operating activities for the year ended March 31, 2005 was $904,226 compared to $2,394,407 in 2004.


116

Investing activities:

An amount of $4,000,000 was used for interest bearing deposits, $1,068,589 for restricted term deposits and $101,695for capital assets in the year ended March 31, 2005 as compared to $794,890 for restricted term deposits and 193,913 in deferred development cost in 2004. In 2004, we also used a portion of our cash ($2,150,230) to acquire the land, building and equipment comprising of our head office.

The Company used a total of $5,170,284 in investing activities in the 2005 fiscal year as compared to $3,139,033 in fiscal 2004.

Financing activities:

During fiscal 2005, $572,750 was raised as a result of issuing common shares when certain options were exercised during the current fiscal year ($103,500 in fiscal 2004). The total net cash generated from financing activities in fiscal 2005 was $349,481 compared to net cash generation of $1,334,420 in fiscal 2004.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2006 fiscal year.

The Company has borrowing facilities of $2,000,000 from Royal Bank of Canada. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes:

The Company has substantial future income tax credits as at March 31, 2005. The Company has set up a full provision against these income tax credits on the basis that there is uncertainty in terms of the ability to utilize them.

Legal claims filed by Tri-Vision:

The Company filed a claim of infringement against Jutan International Limited, a Toronto based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2005.

Legal claims filed by Tri-Vision subsequent to year end:

a) The Company filed a claim of infringement against Best Buy Canada Ltd. on April 25, 2005. The Company has claimed both injunctive and monetary relief. Best Buy has not as yet served its statement of defense. It is difficult to anticipate the quantum of damages at this time as it is not apparent how many infringing units were sold by Best Buy. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at March 31, 2005.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served statement of defense. It is difficult to anticipate the quantum of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at March 31, 2005.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,671,000 collateralized by the same amount of restricted term deposits. The amount increased to US $1,958,000 subsequent to the receipt of the last payment on May 31, 2005. The contingent obligation has been disclosed in note 17.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,440 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17.

RELATED PARTY TRANSACTIONS:

1. On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors and officers of the Company. The purchase price of $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property form Tri-Venture Investments on a month to month basis. Total rental costs paid to Tri-Venture Investments in 2004 were $125,323. At March 31, 2005, accounts receivable includes $22,000 (2004-nil) due from Tri-Venture Investments for reimbursable expenses paid on its behalf by the Company.

2. During fiscal 2005, legal fees of $15,900 (2004 - $150,450) were paid to a law firm, one of the partners of which is a director of the Company.

3. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.
4. During fiscal 2005, the Company paid one of its directors $72,500 (2004 – $60,000) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2004 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by the ATSC are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital television will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2005. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2005 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,372	2,363	1,393	1,717
Net income (loss)	295	125	(654)	(981)
Income (loss) per share:				
Basic	0.005	0.002	(0.012)	(0.018)
Diluted†	0.005	0.002	(0.012)	(0.018)
Weighted average number of shares outstanding (000's)				
Basic	53,830	53,830	54,100	54,576
Diluted†	54,912	55,351	55,640	55,652



For the Years Ended March 31, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,027	2,412	1,738	5,094
Net income (loss)	(225)	350	6	1,052
Income (loss) per share:				
Basic	(0.004)	0.007	0.001	0.020
Diluted†	(0.004)	0.006	0.001	0.019
Weighted average number of shares outstanding (000's)				
Basic	53,725	53,778	53,795	53,804
Diluted†	54,224	54,632	55,031	55,415

† In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

SELECTED ANNUAL FINANCIAL INFORMATION:

Year End Results
Year Ended March 31

In thousands of Canadian dollars:	2005 $	2004 $	2003 $
Total revenues	7,845	11,271	14,421
Total assets	24,231	25,459	22,932
Total long-term financial liabilities	1,215	1,486	495
Net income /(loss)	(1,215)	1,183	372
Net income /(loss)per share-basic	(0.02)	0.02	0.01
Net income /(loss)per share-diluted	(0.02)	0.02	0.01

DISCLOSURE OF OUTSTANDING SHARE DATA

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	668,065	668,065
Total (maximum number of common shares – fully diluted)		56,698,378

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

TRI-VISION INTERNATIONAL LTD/LTEE
MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instruments 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of July 14, 2004 should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004, including the notes thereto, presented elsewhere in this annual report. This discussion contains certain "forward-looking statements" that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in such forward-looking statements.

Additional information relating to Tri-Vision international Ltd. /Ltée, including our Annual Information Form, can be found on **SEDAR at** www.sedar.com.

This management discussion and analysis is dated July 14, 2004

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should"' "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the CATV industry; others are more specific to our Company. Investor's should consult the "Risk Factors" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-Chip technology, through its wholly-owned subsidiary, Tri-Vision Electronics Inc. All business is conducted in one business segment with two core areas, traditional CATV products and V-Chip licensing. During fiscal 2004, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of seven new licensing agreements with: Orion America Inc., Cosmo Communications Canada Inc, Samsung Electronics Co. ltd, Apex Digital Inc., Eastern Asia Technology Limited; Koninklijke, Phillips Electronics N.V and Matsushita Electric Industrial Company Ltd.
- Expanding the capacity for the anticipated Idleaire's fibre optic Addressable Pay TV and Pay Per View product line.

We intend to expand our presence in the North-American marketplace, and to this end we will focus on the growth of our CATV products business.

We also intend to expand our licensing revenue of V-Chip in the United States. The recent steps taken by the "ATSC" Advance Television Standards Committee which is part of CEA in the United States are supportive of rapid transition to digital television. Management believes that this transition to digital will provide greater support for the Tri-Vision's V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company.

We intend to pursue variety of marketing programs to enhance our visibility in the CATV marketplace.

Our objectives for fiscal 2005 are as follows:

1. To expand penetration of the V-Chip licensing once transition to digital television starts in a way as envisioned by the ATSC.
2. To expand the capacity for the roll-out of Idleaire's fibre optic Addressable Pay TV and Pay Per View product line;
3. To increase the sales base of our traditional CATV products.

RESULTS OF OPERATIONS:

(In thousands of Cdn. dollars, except per share information)

		2004	2003
Revenues		$ 11,271	$ 14,421
Gross profit		$ 5,651	$ 5,169
Gross profit %		50.14 %	35.84 %
EBITDA		$ 3,060	$ 2,399
EBITDA %		27.15 %	16.62 %
Net Income		$ 1,183	$ 372
Net income %		10.50 %	2.58 %
Per share information			
EBITDA		$ 0.06	$ 0.04
Net Income		$ 0.02	$ 0.01
Weighted average shares outstanding (in thousands)	- basic	53,804	53,582
	- diluted	55,415	54,484

Operating Results for the year ended March 31, 2004 compared to 2003

Revenue

Revenue for the year ended March 31, 2004 decreased by 21.8% to $11,271,000 compared to $14,421,000 reported in fiscal 2003. There has been a lower capital cost spending by the Cable companies in the current fiscal year, which has resulted in lower CATV sales for the Company. Royalty revenues were also lower in fiscal 2004, impacting the overall sales volume of the Company. Of the total revenues for 2004, $5,827,000 related to V-Chip licensing, as compared to $7,512,000 in fiscal 2003.

Gross Profit Margin

Though revenues were lower, the Company's gross profit margin increased to 50.14% for the year ended March 31, 2004 compared to 35.84% in 2003. The increase in gross profit margin is principally due to significantly lower legal costs associated with royalty revenue as the major patent related issues were settled in the previous fiscal year. Excluding legal costs in fiscal 2003 the comparable gross margin would have been 56.4%. In arriving at gross profit margin, amortization and legal costs associated with royalty revenue are included in the cost of sales.



TRI-VISION INTERNATIONAL LTD/LTEE
MANAGEMENT'S DISCUSSION & ANALYSIS

Research and Development Costs

Net research and development expenditures were $892,000 for the year ended March 31, 2004 as compared to $720,000 in 2003. Current year's expenditures relate to the following projects:

1. *FSK Modem will be used for 2 way communication through a USB port and with a CA TV headend system*
2. *Electronic power meter is being developed so that it will be non temperable and*
3. *Idleaire's fibre optic interactive media system*

Foreign exchange loss

Since the second quarter, the Company adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for determining the amount in US dollars that the Company requires for its payments for the entire fiscal year. The Company therefore retains 50% of the monies so received for its use in US Dollars and cashes the rest into Canadian dollars right away. This helps in hedging the impact of currency fluctuation.

Selling, General & Administrative Expenses

Selling, general & administrative expenses were $2,780,000 for the year ended March 31, 2004 compared to $3,113,000 in 2003. The decrease is primarily due to lower selling costs which include delivery expenses, commissions, brokerage and packaging material costs, commensurate with the lower sales volume.

Net income

Net income after taxes was $1,183,158 ($0.02 per share) for the year ended March 31, 2004 compared to a net income of $371,678 ($0.01 per share) in 2003. The increase in net income is for the most part attributable to royalty revenue, which has comparatively little cost associated with it. The continued improvement in the Canadian Dollar relative to the US dollar during the fiscal year negatively impacted the income statement as the Company follows a policy of converting at least 50% of its US dollar funds into Canadian dollars as and when received. The exchange loss as at March 31, 2004 was $502,730 as compared to a loss of $548,413 in fiscal 2003.

Earnings Before Interest, Income Tax and Depreciation & Amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2004 was $3,060,000 ($0.06 per share) compared to $2,398,728 ($0.04 per share) in 2003.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized but we have fully provided for them by a valuation allowance.

Working Capital

Working capital ratios at March 31, 2004 and 2003 were 6.1:1 and 6.3:1, respectively. Net working capital and cash flow from operations are satisfactory for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance of $4,610,296 as at March 31, 2004 compared to a net unrestricted cash balance of $4,173,490 as at March 31, 2003. Cash flow from operating activities for the year ended March 31, 2004 was $2,394,407 compared to $1,919,519 in 2003.

Investing activities:

We used a portion of our cash ($2,150,230) to acquire land and building comprising of our head office in the current fiscal year.
A further $794,890 was used for restricted term deposits and $ 193,913 was used in other investing activities.
The Company used a total of $3,139,033 for fiscal year 2004 as compared to cash generation of $1,833,746 in fiscal 2003.

Financing activities:

During fiscal 2004, $1,250,000 was raised by obtaining a mortgage on the land and building purchased during the year. $103,500 was raised as a result of issuing common shares when certain options were exercised during the current fiscal year ($11,500 in fiscal 2003). The total net cash generated of $1,334,420 for the fiscal year ended March 31, 2004 compared to net cash generation of $176,206 in fiscal 2003.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company decides to pursue during the 2005 fiscal year.

Subsequent to the year end, the Company has made arrangements to change the banking facility from HSBC Bank Canada to RBC Royal Bank. Borrowings under these facilities from RBC Royal Bank are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts. In the current fiscal year the Company has adopted the policy relating to "bill and hold" which recognizes revenue based on Canadian GAAP.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales;
2. Identifying specific inventory items which have become obsolete and require provision

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 10 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Provision for legal costs:

The Company believes that it may have to reimburse some legal costs to a licensee in order to defend a Patent Infringement claim relating to the Technology licensed. Management believes that it has adequately provided for this possible cost.

Future income taxes:

The Company has substantial future income tax credits as at March 31, 2004. The Company has set up a full provision against these income tax credits on the basis that there is uncertainty in terms of the ability to utilize them.

Litigation:

The Company has filed a claim of infringement against Toshiba and Jutan International -TV manufacturers. Management has not set up any possible revenue in the current financial statements as the claims have not been resolved as at March 31, 2004

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

CHANGES IN ACCOUNTING POLICIES:

During fiscal 2004, the Company adopted the following new pronouncements pursuant to changes in Canadian "Generally Accepted Accounting Principles (GAAP)":

(a) AcG-14 "Disclosure of Guarantees" – requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. AcG-14 applies to agreements that contingently require the guarantor to make payments to the guaranteed party based on change that is related to an asset, liability or an equity security of the guaranteed party or based on another entity's failure to perform under an obligating agreement. A guarantee includes an indirect guarantee of the indebtedness of another party. The Company has adopted this pronouncement and made the applicable disclosure in note 18 to the audited consolidated financial statements.

(b) CICA Handbook Section 3063 – "Impairment of Long lived Assets" – requires a two step process to determine impairment of long- lived assets held for use. The first step is to determine when impairment is recognized, and the second measures the amount of the impairment. A loss is recognized on a long-lived assets held for use whenever events or change in circumstances indicate that its carrying value is not recoverable based on the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset's net recoverable value (based on undiscounted cash flows) from its carrying value. The adoption of this section did not impact the Company's results in fiscal 2004.

(c) CICA Handbook Section 3870– "Stock-based compensation and other stock-based payments" requires that options issued to employees and directors are accounted for using the fair value method of accounting. Previously, no compensation expense was recorded for stock options granted to employees and directors. The Company has selected the prospective method of adoption for all stock options awarded since April 1, 2003. Accordingly, results from prior years have not been re-stated. See details of this accounting policy under "Stock-based compensation plan" and note 10 for required disclosure.



OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,126,000, collateralized by the same amount of restricted term deposits. The amount increased to US $1,485,000 subsequent to the receipt of the last payment on May 28, 2004. The contingent obligation has been disclosed in note 18.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the Technology licensed. For more details see Note 18.

RELATED PARTY TRANSACTIONS:

1. On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors and officers of the Company. The purchase price of $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property form Tri-Venture Investments on a month to month basis. Total rental costs paid to Tri-Venture Investments in 2004 were $125,323 (2003 - $180,000).

2. During fiscal 2004, legal fees of $150,450 (2003 - nil) were paid to a law firm, one of the partners of which is a director of the Company. $99,000 has been capitalized as part of land and building purchase costs and the remaining $51,450 has been reflected in general and administrative expenses.

3. During fiscal 1999, $140,000 was advanced to a director of the Company of which $19,214 (2003 - $71,498) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.

4. During fiscal 2004, nil (2003 –$25,380) of goods were purchased from First Water e-Commerce and recorded at the exchange amount. Some of the partners of First Water e-Commerce are also directors of the Company.

5. During fiscal 2004, the Company paid one of its directors $60,000 (2003 – $60,000) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2004 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by "ATSC" Advance Television Standards Committee which is part of CEA in the United States are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Recent successes in sales of Tri-Vision Electronic's Pay Per View and Hotel Pay TV systems have demonstrated that the future for Tri-Vision's core CATV business is also showing significant promise as a growth area of the Company's operations. The Company believes that there will be additional, considerable demand for these products following the successes in sales during the past fiscal year.

TRI-VISION INTERNATIONAL LTD/LTEE
MANAGEMENT'S DISCUSSION & ANALYSIS

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2004. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,027	2,412	1,738	5,094
Net income (loss)	(225)	350	6	1,052
Income (loss) per share:				
Basic	(0.004)	(0.027)	0.007	0.016
Diluted	(0.004)	(0.027)	0.007	0.015
Weighted average number of shares outstanding (000's)				
Basic	53,725	53,778	53,795	53,804
Diluted	54,224	54,632	55,031	55,415

For the Years Ended March 31, 2003 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,782	3,574	3,499	4,566
Net income (loss)	589	(1,457)	394	846
Income (loss) per share:				
Basic	0.011	(0.027)	0.007	0.016
Diluted	0.011	(0.027)	0.007	0.015
Weighted average number of shares outstanding (000's)				
Basic	53,580	53,580	53,580	53,582
Diluted	53,880	54,120	54,370	54,484



TRI-VISION INTERNATIONAL LTD/LTEE
MANAGEMENT'S DISCUSSION & ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION:

Year End Results
Year Ended March 31

	2004	2003	2002
In thousands of Canadian dollars:	$	$	$
Total revenues	11,271	14,421	10,108
Total assets	25,459	22,932	23,225
Total long-term financial liabilities	1,486	495	330
Net income /(loss)	1,183	372	(1,936)
Net income /(loss)per share-basic	0.02	0.01	(0.04)
Net income /(loss)per share-diluted	0.02	0.01	(0.04)

DISCLOSURE OF OUTSTANDING SHARE DATA

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	53,830,313	N/A
Stock Options	2,750,000	2,750,000
Total (maximum number of common shares – fully diluted)		56,580,313

DISCLAIMER
Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.



AMENDED
(May 25, 2007)

TRI-VISION INTERNATIONAL LTD/LTEE

Consolidated Financial Statements for the quarter and nine months ended December 31, 2006

(unaudited)

NOTICE

These financial statements have been amended to reclassify certain balance sheet items in connection with a product sale transaction that occurred during the three month period ended December 31, 2006 to better reflect the substance of that transaction. Accounts receivable and customer deposits and deferred revenue have been adjusted for the sales value of the transaction and inventory and prepaid expenses and deferred costs have been adjusted to reflect the costs related to the same transaction.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at December 31 2006 $ Amended	As at March 31 2006
CURRENT			
Cash and cash equivalents		1,359,480	483,900
Interest bearing deposits		1,356,472	3,350,000
Accounts receivables	18	**2,588,731**	1,950,541
Inventories	4	**1,421,620**	951,250
Prepaid expenses and deferred costs		**323,794**	112,377
Taxes recoverable		80,870	61,918
		7,130,967	6,909,986
Restricted term deposits	3	2,841,856	2,296,983
Deferred development costs	5	1,105,307	1,235,807
Capital assets, net	6	2,239,521	2,308,249
V-Chip license and patents, net	7	7,672,097	8,369,337
		20,989,748	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		1,473,507	669,339
Customers' deposits and deferred revenue		**476,037**	40,523
Government grants payable – current portion	12	90,000	120,000
Mortgage payable – current portion	13	141,548	134,580
		2,181,092	964,442
Government grants payable	12	160,066	187,688
Mortgage payable	13	492,991	599,244
		653,057	786,932
CONTINGENCIES	16, 19		
SUBSEQUENT EVENT	20		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	686,538	538,043
Deficit		(16,990,675)	(15,628,791)
		18,155,599	19,368,988
		20,989,748	21,120,362

See notes to the consolidated financial statements



CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended December 31 2006 $	For three months ended December 31 2005 $	For nine months ended December 31 2006 $	For nine months ended December 31 2005 $
Revenue	10	2,749,199	1,234,707	6,160,242	5,400,360
Cost of sales	7, 16	1,622,993	962,426	4,287,351	3,329,811
Gross profit		1,126,206	272,281	1,872,891	2,070,549
Selling, general and administrative expense		1,010,421	663,931	2,719,314	2,047,382
Research and development expense	11	158,362	192,452	465,812	576,701
		1,168,783	856,383	3,185,126	2,624,083
Loss before interest, foreign exchange gain (loss) and income taxes		(42,577)	(584,102)	(1,312,235)	(553,534)
Interest income		52,781	43,063	157,620	130,624
Interest expense	13	(29,401)	(14,987)	(50,423)	(38,086)
Foreign exchange gain (loss)		60,865	(13,780)	(32,783)	(100,246)
Income (loss) before income taxes		41,668	(569,806)	(1,237,821)	(561,242)
Provision for income tax	15	43,193	45,000	124,063	135,159
Net loss		(1,525)	(614,806)	(1,361,884)	(696,401)
Deficit, beginning of period		(16,989,150)	(12,860,517)	(15,628,791)	(12,778,922)
Deficit, end of the period		(16,990,675)	(13,475,323)	(16,990,675)	(13,475,323)
Net loss per share	17	(0.00)	(0.01)	(0.02)	(0.01)
Net loss per share – diluted	17	(0.00)	(0.01)	(0.02)	(0.01)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended December 31 2006 $ Amended	For three months ended December 31 2005 $	For nine months ended December 31 2006 $ Amended	For nine months ended December 31 2005 $
OPERATING ACTIVITIES:					
Net loss		(1,525)	(614,806)	(1,361,884)	(696,401)
Add charges to operations not involving cash					
Compensation expense for options granted		65,995	-	148,495	49,500
Amortization of capital assets		27,639	27,915	85,925	78,611
Amortization of deferred development costs		43,500	96,780	130,500	290,340
Amortization of V-Chip license and patent		232,413	233,440	697,240	697,240
		368,022	(256,671)	(299,724)	419,290
Changes in non-cash working capital balance related to operations					
Account receivable		**(623,032)**	(288,109)	**(638,190)**	38,646
Inventories		**(187,143)**	(138,785)	**(470,370)**	(191,827)
Prepaid expenses and deferred costs		**(257,109)**	(34,209)	**(211,517)**	177
Accounts payable and accrued liabilities		1,016,363	(1,984)	804,266	(209,506)
Taxes payable (recoverable)		(7,500)	29,178	(19,951)	207,997
Customers' deposits and deferred revenue		**304,166**	(24,738)	**435,515**	(117,669)
Cash flow provided by (used in) operating activities		613,767	(715,318)	(399,971)	147,108
INVESTING ACTIVITIES					
Restricted term deposits		(288,527)	(9,589)	(544,873)	(266,064)
Additions to capital assets		(731)	(102,323)	(16,197)	(117,800)
Interest bearing deposits		527,740	1,350,000	1,993,528	1,000,000
Cash flow provided by investing activities		238,482	1,238,088	1,432,458	616,136
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(19,548)	(25,055)	(57,622)	(70,607)
Repayment of mortgage payable		(33,900)	(280,013)	(99,285)	(342,059)
Cash flow used in financing activities		(53,448)	(305,068)	(156,907)	(412,666)
Net increase in cash and cash equivalents during the period		798,801	217,702	875,580	350,578
Cash and cash equivalents, beginning of period		560,679	1,351,023	483,900	1,218,147
Cash and cash equivalents, end of period		1,359,480	1,568,725	1,359,480	1,568,725
ADDITIONAL INFORMATION:					
Cash paid for mortgage and other interest expense		29,401	14,987	50,423	38,086
Cash received from interest income		64,895	43,063	139,223	107,449
Cash paid for income taxes		64,316	-	202,101	80,787

See notes to the consolidated financial statements


134

1. NATURE OF BUSINESS:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Third Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.) All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.



(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.



(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2007. Restricted term deposits of $2.8 million at December 31, 2006 mature at various dates ranging from February 5, 2007 to June 11, 2007. Although the restricted funds mature and the letter of credit expires, within one year after December 31, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 16).

4. INVENTORIES:

Inventories consist of the following:	December 31 2006 $	March-31 2006 $
Raw materials (converters and equipment)	185,325	173,285
Raw materials (parts and supplies)	506,256	488,548
Finished goods (converters and transmitters)	115,659	140,074
Finished goods (cable equipment)	**614,380**	149,343
	1,421,620	951,250


137

5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	December 31 2006 $	March-31 2006 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 11)	(130,500)	(782,797)
Balance, end of period	1,105,307	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending December 31 2006, as a result of this review, the Company increased its amortization by $nil (December 31, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	December 31 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
Total cost capitalized	7,241,658	7,241,658
Less: accumulated amortization	(6,136,351)	(6,005,851)
	1,105,307	1,235,807

6. CAPITAL ASSETS (Note 13):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Dec. 31-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	126,737	964,280	1,091,017	96,914	994,103
Equipment	808,775	481,606	327,169	792,205	427,032	365,173
Furniture and fixtures	56,591	47,519	9,072	55,965	45,992	9,973
	2,895,383	655,862	2,239,521	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS:

V-Chip license and patent consist of the following

	Cost $	Accumulated amortization $	Net book value Dec. 31-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,636,900	7,653,100	15,290,000	6,941,200	8,348,800
Patents	34,915	15,918	18,997	34,915	14,378	20,537
	15,324,915	7,652,818	7,672,097	15,324,915	6,955,578	8,369,337



The amortization of the V-Chip license and patents in the amount of $0.2 million (2005 - $0.2 million) for the quarter and $0.7 million (2005 - $0.7 million) for nine months is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At December 31, 2006, the Company had available a bank overdraft facility in the amount of $2.0 million (2005 - $2.0 million) of which up to U.S. $0.3 million (2005 – U.S. $0.3 million) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 6.00% plus 0.5% per annum at December 31, 2006 (March 31, 2006 – 5.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.25% plus 1.0% per annum as at December 31, 2006 (March 31, 2006 – 7.75%). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At December 31, 2006, the Company also had a separate cash secured letter of credit facility in the amount of $2.5million (2005 - $2.5 million) in connection with the licensing arrangement described in note 16. At December 31, 2006, a letter of credit amounting to US$2.4 million (March 31, 2006 – US$2.0 million) was issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2006	56,030,313	34,459,736
Exercise of options	-	-
Issue of bonus shares	15,000	-
Balance on December 31, 2006	56,045,313	34,459,736

On October 15, 2006, the Company issued 15,000 common shares as bonus shares to an Executive of the company.

(iii) Contributed surplus:

	December 31 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (a) (c) (e)	148,495	283,583
Balance, end of period	686,538	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.



The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from February 10, 2008 to October 15, 2010, with exercise price ranging from $1.32 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2006	1,068,065	1.74
Granted (b) (d)	450,000	1.41
Expired (a) (c) (d)	568,065	1.80
Balance, December 31, 2006	950,000	1.55

The following table summarizes information about the common share stock options outstanding at December 31, 2006:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.60	400,000	1.13	200,000
2.00	100,000	1.13	50,000
1.32	200,000	0.93	-
1.49	250,000	3.86	-
1.32 to 2.00	950,000	1.81	250,000

The weighted average price of options exercisable at December 31, 2006 is $1.68

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended:

	December 31 2006	March 31 2006
Risk free interest rate	3.96% to 4.06	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 57.2%%	50.1% to 72.1%
Expected time until exercise, in years	0.93 to 3.86	0.66 to 1.88

Compensation for stock options granted to directors (a) employee (c) and service provider (d) during the period amounted to $65,995 (2005 - $nil) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.


140

(a) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during fiscal 2006.

(b) Stock options to employees:

On February 10, 2006, the company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with the expiry date of February 10, 2008. These options shall vest as to one half immediately and as to the remaining one half on February 11, 2007 None of these options were exercised as at December 31, 2006.

On October 15, 2006 the company granted an executive options to acquire 250,000 common shares at an exercise price of $1.49 per share with all options expiring on October 15, 2010. These options shall vest as to one third on each of the 12, 24 and 36 month anniversaries of the date of grant.

On December 8, 2006 the company granted certain executives options to acquire 200,000 common shares at an exercise price of $1.32 per share with all options expiring on December 8, 2007. These options shall vest as to 100% on March 31, 2007.

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1.0 million sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. All these options expired unexercised during the quarter ended September 30, 2006.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant.. All these options expired unexercised during the quarter ended September 30, 2006.

(e) Stock options to Cavalcanti Hume Funfer Inc.

On February 10, 2006, the company granted Calvalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. All these options expired unexercised during the quarter ended September 30, 2006.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
V-Chip licensing and decoder	962,481	560,211	1,936,969	2,551,569
Converters and transmitters	16,584	186,590	133,272	446,296
Cable equipment	1,430,153	461,790	3,597,831	2,251,798
Other	339,981	26,116	492,170	150,697
	2,749,199	1,234,707	6,160,242	5,400,360


141

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Canada	1,768,242	489,889	3,791,906	1,700,938
United States	470,058	224,493	979,325	1,768,014
Japan	208,572	450,000	689,169	1,351,586
Taiwan/China	260,874	54,557	384,593	56,660
Middle East	-	3,072	-	82,002
Others	41,453	12,696	315,249	441,160
	2,749,199	1,234,707	6,160,242	5,400,360

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Total research and development costs incurred during the period	114,862	95,672	335,312	286,361
Amortization of deferred development costs (note 6)	43,500	96,780	130,500	290,340
Net research and development expense	158,362	192,452	465,812	576,701

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling $0.5 million which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

Mortgage payable on land and building (note 6), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest.

Mortgage interest expense recorded in the consolidated statements of income and deficit is $35,715 (December 2005 - $38,086).

14. RELATED PARTY TRANSACTIONS:

During nine months ended December 31, 2006 the Company paid one of its directors $76,250 (2005 – $67,500) for technical consulting services.

15. INCOME TAXES:

As at December 31, 2006, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million.

At December 31, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.



16. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at December 31, 2006 amounts to U.S. $2.4 million (2005 – U.S. $2.0 million) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $0.2 million.

17. NET LOSS PER COMMON SHARE:

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
	$	$	$	$
Net loss for the period– basic and diluted	(1,525)	(614,806)	(1,361,884)	(696,401)
Weighted average number of common shares outstanding during the year - basic	56,042,867	56,030,313	56,034,513	56,030,313
- diluted	56,042,867	56,030,313	56,034,513	56,030,313
Net loss per share – basic and diluted	(0.00)	(0.01)	(0.02)	(0.01)

In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

18. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at December 31, 2006, accounts receivable from four significant customers accounted for 56.3% (2005 – five customers – 70%) of the accounts receivable year end balance

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

19. LEGAL CLAIMS FILED BY TRI-VISION

During the quarter, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all



actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement. There are no other legal claims outstanding.

20. SUBSEQUENT EVENT

Subsequent to quarter end, the Company closed a bought deal equity financing. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4.0 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. The Company plans to use the proceeds from the equity financing to strengthen the treasury as well as for general working capital purposes.

Subsequent to quarter end, under the terms of a licensing arrangement previously disclosed, the Company was required to pay approximately US$2.1 million for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the technology licensed from the Company. This amount will be included in the fourth quarter cost of sales on the consolidated statements of income (loss) and deficit.


144

AMENDED
(May 25, 2007)

TRI-VISION INTERNATIONAL LTD/LTEE

MD&A for the quarter and nine months ended December 31, 2006

(unaudited)

NOTICE

This MD&A has been amended to reclassify certain balance sheet items in connection with a product sale transaction that occurred during the three month period ended December 31, 2006 to better reflect the substance of that transaction. Accounts receivable and customer deposits and deferred revenue have been adjusted for the sales value of the transaction and inventory and prepaid expenses and deferred costs have been adjusted to reflect the costs related to the same transaction.



TRI-VISION INTERNATIONAL LTD/LTEE. (the " Company" or "Tri-Vision")

Management Discussion and Analysis for the three and nine month periods ended December 31, 2006

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that Management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. The discussion should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine month periods ended December 31, 2006, including the notes thereto, and Management's Discussion & Analysis for the fiscal year ended March 31, 2006 contained in the Company's Annual Report.

This MD&A is dated and has been prepared as of January 31, 2007.

All dollar amounts are in Canadian Dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS:

This MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should" "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the industries in which we operate; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops, manufactures and supplies its cable television (CATV) products, including its services and distributorship business through its wholly-owned subsidiary, Think Broadband Solutions Inc. The Company is also involved in offering V-Chip licenses to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America, through its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc. All business is conducted in one business segment with two core areas, CATV products and V-Chip licensing.

The CATV products business involves the marketing of the Company's CATV products, including Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems, the distribution of premium third party branded CATV products and the provision of value-added services for the cable, wireless and telecommunication industries in North America.

The V-chip licensing business involves the licensing of the Company's V-Chip technology to television manufacturers around the world for incorporation into their products. To date licensing for sales into the Canadian market has proven successful with the manufacturers of almost 98% of all televisions sold in Canada being licensed. Approximately 20% to 30% of all televisions sold in the USA have been licensed to date and our efforts to increase this percentage continue.



During the period, Management's main focus remained on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements during the quarter ended December 31, 2006.
    - o US Patent- BenQ Corporation, Proview Technology (Shenzhen) Co., Ltd, Sanyo TV International Corporation, and Harsper Co., Ltd.
    - o Canadian Patent- BenQ Corporation, and Redmond Group of Companies.

RESULTS OF OPERATIONS:

(In thousands of Cdn dollars, except per share information)

	For three months ended December 31		For nine months ended December 31	
	2006	2005	2006	2005
Revenues	$2,749	$1,235	$6,160	$5,400
Gross profit	$1,126	$272	$1,873	$2,070
Gross profit %	41%	22.0%	30.4%	38.3%
EBITDA (see section on EBITDA below)	$388	$(240)	$(283)	$ 462
EBITDA %	14.1%	(19.4%)	(4.6%)	8.6 %
Net loss	$(2)	($615)	$(1,362)	$(696)
Net loss %	(0%)	(49.8)	(22.1%)	(12.9%)
Per share information				
EBITDA	$0.01	($0.00)	($0.01)	$ 0.01
Net loss for the year	($0.00)	($0.01)	($0.02)	($ 0.01)
Weighted average shares outstanding (000's) - basic & diluted	56,043	56,030	56,035	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

Operating results for the three and nine month periods ended December 31, 2006, compared to 2005

Revenues

Revenues for the quarter ended December 31, 2006 increased by 122.6% to $2.7 million, compared to $1.2 million reported in the corresponding period last year. Revenues increased by 14% in the nine month period ended December 31, 2006 to $6.2 million from $5.4 million in the same period in the prior year.

Royalty revenues increased by 72.0% to $1.0 million compared to $0.5 million in third quarter of last year. Royalty revenues decreased by 24.0% to $1.9 million in the nine months ended December 31, 2006 compared to $2.5 million in the corresponding period in 2005. The US government has mandated that by March 1, 2007, all digital receivers sold in the United States require V-chip flexibility. Furthermore, the US government has also mandated that by February 2009 analog signals will no longer be available, therefore requiring all analog television products that exist to use a digital tuner to receive a digital signal. Accordingly, we expect the Company's licensing activities to benefit both as digital televisions are sold into the United States and as more analog televisions are replaced with digital sets as February 2009 approaches. We anticipate revenue from our licensing activities to start to show positive results in the fourth quarter of the our fiscal year, as the fourth quarter of the calendar year is traditionally the strongest season for television sales. Our success will be dependent on our ability to continue our licensing of manufacturers that sell or import into the United States. See also "Outlook" below.

Revenues from our CATV products business increased by 165.0% to $1.8 million in the quarter ended December 31, 2006 as compared to $0.7 million in quarter ended December 31, 2005. Revenues from our CATV business increased by 44.8% to $4.2 million in the nine month period compared to $2.9 million in the corresponding period last year. The main reason for the increase in CATV product sales is the new third-party distribution contracts being finalized and fulfilled through Think Broadband Solutions Inc. This offset a further decline in our traditional CATV business that continues to result from the shift in the marketplace from analog to digital cable systems. Tri-Vision has historically catered to analog based systems while the market is now shifting to more digital-based products and we are repositioning our traditional CATV business to meet these new market demands.



Gross profit margin

The Company's overall gross profit margin increased to 41.0% for the quarter ended December 31, 2006 compared to 22.0% in the corresponding period of 2005, due to increased licensing revenue and increased margins on CATV product sales. The Company's overall gross profit margin decreased to 30.4% for the nine months ended December 31, 2006 compared to 38.3% in the corresponding period of 2005 due to decreased licensing revenue offset by improved margins on CATV product sales. The gross profit is arrived at as follows:

CD$000's:

	Three months ended, December 31, 2006				Three months ended, December 31, 2005			
	REV	**COS**	**GM**	**GM%**	**REV**	**COS**	**GM**	**GM%**
CATV	1,796	1,391	405	22.6	703	731	(28)	(4.0)
V-Chip	953	232	721	75.6	532	232	300	56.4
Total	2,749	1,623	1,126	41.0	1,235	963	272	22.0

	Nine months ended, December 31, 2006				Nine months, ended December 31, 2005			
	REV	**COS**	**GM**	**GM%**	**REV**	**COS**	**GM**	**GM%**
CATV	4,246	3,590	656	15.4	2,923	2,633	290	9.9
V-Chip	1,914	697	1,217	63.6	2,477	697	1,780	71.9
Total	6,160	4,287	1,873	30.4	5,400	3,330	2,070	38.3

The gross profit on our CATV business has improved in the quarter ended December 31 2006 due to adjustments in selling prices and higher volume absorbing a greater portion of the fixed overhead. The higher margin licensing revenue has also increased in the quarter.

Selling, general and administrative expense

Selling, general and administrative expenses were $1.0 million for the quarter ended December 31, compared to $0.7 million in the corresponding quarter in 2005, representing an increase of 52%. For the nine months ended December 31, 2006, selling, general and administrative expenses were $2.7 million as compared to $2.0 million in the corresponding period in 2005. The increases are attributable primarily to: (i) increased legal costs related to increased activity in the negotiation, drafting and signing of new licensing agreements (ii) the accrual of stock option cost; and (iii) accrual of auditing and shareholder reporting costs.

Research and development expense

Net research and development expenses were flat at $0.2 million for the quarter ended December 31, 2006, as compared to $0.2 million in the corresponding period of 2005. These expenses for the nine month period ended December 31. 2006 were $0.5 million versus $0.6 million for the corresponding period in 2005. Our engineering team works on various initiatives including reverse engineering, prospective patents and other special projects.

Foreign exchange gain (loss)

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all U.S. denominated receipts to fund U.S. denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies. There was an exchange gain for the quarter of $60,865 and an exchange loss for nine months to December 31, 2006 of $32,783. This compares to a loss of $13,780 for the corresponding quarter and $0.1 million for nine month period in the prior year.

Net loss

Net loss after taxes was $1,525 ($0.00 per share) for the quarter ended December 31, 2006, compared to a net loss of $0.6 million ($0.01 per share) in 2005. The improved results in the quarter are attributable to improved licensing revenue and CATV product sales. The net loss for the nine month period to December 31, 2006 was $1.4 million as compared to a net loss of $0.7 million in the corresponding period in 2005.

Earnings (loss) before interest, income tax and stock-based compensation, depreciation & amortization (EBITDA)

Earnings (loss) before interest, income tax, stock-based compensation and non-cash depreciation and amortization costs for the quarter ended December 31, 2006 was $0.4 million ($0.01 per share) compared to a loss of $0.3 million ($0.01 per share) in 2005. EBITDA (loss) before interest, income tax, stock-based compensation and non-cash depreciation and amortization costs for the nine months ended December 31, 2006 was a loss of $0.3 million (($0.01) per share) compared to income of $0.4 million ($0.01 per share) in the corresponding nine month period in 2005

EBITDA data is provided to better reflect the Company's results from operational activities as amortization expense and stock-based compensation, both non-cash items, are significant. "EBITDA" is calculated as net earnings before interest, income tax, stock-based compensation, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing and financing activities, as a measure of liquidity.

	Three months ended December 31, 2006	Nine months ended December 31, 2006
Net loss per financial statements	$ 1,525	$1,361,884
Add back:		
Interest (net)	23,380	107,197
Income tax	(43,193)	(124,063)
Stock-based compensation	(65,995)	(148,495)
Amortization and depreciation	(303,552)	(913,665)
EBITDA (loss) as calculated	$ 387,835	($282,858)

Working capital

Working capital ratios at December 31, 2006 and March 31, 2006 were 3.3:1 and 7.2:1, respectively. Working capital has decreased in the current period compared to year end due to losses incurred and inventory build up to meet CATV product sales. Subsequent to quarter-end, the Company completed a bought deal equity financing raising gross proceeds of $4.0 million. Management believes the net working capital and cash flow from operations are adequate for the Company's current needs. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2007 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $2.7 million as at December 31, 2006, compared to $3.8 million as at March 31, 2006. Cash provided by operating activities for the quarter ended December 31, 2006 was $0.6 million, compared to a use of cash of $0.7 million in corresponding period of 2005.

Investing activities:

There was a net increase of $0.2 million in cash resulting from investing activities in the quarter ended December 31, 2006 compared to a net cash increase of $1.2 million in the corresponding period last year due to the cashing of interest bearing term deposits of $0.5 million.

Financing activities:

During quarter ended December 31, 2006, $34,000 was used for repayment of the mortgage at the Company's head office and warehouse facility located at 41 Pullman Court, Toronto, Ontario ($280,000 in 2005) and $19,000 for the repayment of Government grants ($25,000 in 2005).

Subsequent to quarter-end, the Company closed a bought deal equity financing. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4.0 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. The Company plans to use the proceeds from the equity financing to strengthen the treasury as well as for general working capital purposes. Additional funding may be required to support special projects and initiatives which the Company may decide to pursue.

Subsequent to quarter end, under the terms of a licensing arrangement previously disclosed, the Company was required to pay approximately US$2.1 million for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the technology licensed from the Company. This amount will be included in the fourth quarter cost of sales on the consolidated statements of income (loss) and deficit.

The Company has borrowing facilities of $2.0 million from a Canadian chartered bank. These facilities were not utilized during the quarter ended December 31, 2006. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, and provision for legal costs, future income taxes and litigation, as discussed below.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information are available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over seventeen years for costs related to V-Chip technology development, and a range of three to six years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:



1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current period.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in the notes to the Company's consolidated financial statements.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003, are recognized as an expense using the fair value method. These and other disclosures are outlined in the notes to the consolidated financial statements of the Company. Any consideration paid on the exercise of stock options is credited to capital stock.

Legal claims filed by Tri-Vision:

During the quarter, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement.

There are no other legal claims outstanding.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R&D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

In addition to the risks outlined above, the risks described in the Company's other filings with Canadian securities regulatory authorities including the Company's most recent Annual Information Form, should be carefully considered. These and other information relating to the Company can be obtained from SEDAR at www.sedar.com. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that it currently deems immaterial may also impair the Company's business operations. If any of these risks actually occur, the Company's business, financial condition, liquidity or results of operations could be materially harmed.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not a party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US$2,425,000 collateralized by the same amount of restricted term deposits. The contingent obligation is disclosed in the notes to the Company's consolidated financial statements.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,000 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of the sales order.

CONTRACTUAL OBLIGATIONS:

The Company has no contractual obligations except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending patent infringement claims relating to the licensed technology. Further details are disclosed in the notes to the Company's consolidated financial statements.

RELATED PARTY TRANSACTIONS:

During the quarter and nine months ended December 31, 2006 the Company paid one of its directors $30,000 and $76,250, respectively (2005: $22,500 and $67,500, respectively) for technical consulting services.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2006 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing in Canada, with virtually all digital TV sets are now being sold under Tri-Vision's license. In the United States, approximately 20% to 30% of digital televisions are currently sold under Tri-Vision licenses and management is diligently working towards significantly increasing its market penetration.

Tri-Vision continues to commercialize its patent rights for its V-Chip by selling these rights to TV/HDTV manufacturers that import or produce products into the US on a royalty-per-unit-shipped basis. First royalty revenue injections from this new licensing to Tri-Vision will be seen in coming quarters. It is important to note that any companies yet to license with Tri-Vision will be required to pay royalties retroactively to March 15, 2006, on units shipped in/to the USA in order to be awarded a license.

The Government of the United States made the decision to provide parents in America with the flexibility to deal with the digital world and, as of March 15, 2006, the Federal Communications Commission (FCC) mandated that all digital receiver products sold must include "open" V-chip technology – "open" so they may accommodate changes in the rating systems in the future. For next year, the FCC has set a deadline of March 1, 2007, for which not only new digital TV receivers but all other digital receiving devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) will require the "open" V-chip software. Furthermore, by February 2009 analog signals will no longer be available and the transition to all digital broadcasting will be complete.

In May 2006, the Company successfully registered a new patent to continue its leadership position in digital V-chip technology. This forward-looking technology is designed for use with ratings from several countries (also known as "Quick V-chip™" which has been trademarked). This technology can be used in Europe where televisions in one country may receive signals from several nearby countries in a variety of languages and also can be used in Internet protocol television (IPTV) where television signals from any country are possible thru Internet multi-media devices that allow television, DVD and video games, each with ratings possibilities. The patent, which has been issued in Canada has been filed in United States and in Europe, is valid until 2021.

Management believes that its Think Broadband subsidiary, which was launched in November 2005, will be able to capitalize on the Company established relationships in the CATV industry and provide Canada's broadband industry with in-house equipment, logistics-support, niche product design and development, in-house and offshore manufacturing capabilities, and cable equipment repair and refurbishment. In a short period of time, Think Broadband has been able to successfully conclude several new key sales, marketing and distribution agreements (Andrews Corporation, Samsung Telecommunications America L.P, Scientific-Atlanta Inc. and PCT North America LLC of the United States).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended December 31, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with its audited consolidated financial statements and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the quarters ended (Unaudited)

2006 **(In thousands of Cdn dollars, except per share data)**	**March 31** **$**	**June 30** **$**	**September 30** **$**	**December 31** **$**
Total Revenue	1,390	1,782	1,629	2,749
Net income (loss)	(2,153)	(364)	(996)	(2)
Income (loss) per share:				
Basic	(0.04)	(0.01)	(0.02)	(0.00)
Diluted*	(0.04)	(0.01)	(0.02)	(0.00)
Weighted average number of shares outstanding (000's)				
Basic	56,030	56,030	56,030	56,043
Diluted*	56,030	56,030	56,030	56,043

2005 **(In thousands of Cdn dollars except per share data)**	**March 31** **$**	**June 30** **$**	**September 30** **$**	**December 31** **$**
Total Revenue	1,717	2,078	2,088	1,235
Net income (loss)	(981)	(96)	14	(615)
Income (loss) per share:				
Basic	(0.02)	(0.00)	0.00	(0.01)
Diluted*	(0.02)	(0.00)	0.00	(0.01)
Weighted average number of shares outstanding (000's)				
Basic	54,576	56,030	56,030	56,030
Diluted*	55,652	56,030	56,030	56,030

* In periods of net loss, including common shares reserved for issuance in the computation of the diluted per share amount would have an anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used instead in the computation of the applicable diluted per share amount.

DISCLOSURE OF OUTSTANDING SHARE DATA AT JANUARY 31, 2007

Designation of Securities	**Number or Principal Amount Outstanding**	**If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable**
Common Shares	**59,122,314**	**N/A**
Share Purchase Warrants	**1,815,430**	**1,815,430**
Stock Options	**950,000**	**950,000**
Total (maximum number of common shares – fully diluted		**61,887,744**



TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at September 30 2006 $	As at March 31 2006 $
CURRENT			
Cash and cash equivalents		560,679	483,900
Interest bearing deposits		1,884,212	3,350,000
Accounts receivables	18	1,965,699	1,950,541
Inventories	4	1,234,477	951,250
Prepaid expenses		66,685	112,377
Taxes recoverable		73,369	61,918
		5,785,121	6,909,986
Restricted term deposits	3	2,553,329	2,296,983
Deferred development costs	5	1,148,807	1,235,807
Capital assets, net	6	2,266,429	2,308,249
V-Chip license and Patents, net	7	7,904,510	8,369,337
		19,658,196	21,120,362
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		457,143	669,339
Customers' deposits		171,871	40,523
Government grants payable – current portion	12	96,000	120,000
Mortgage payable – current portion	13	150,120	134,580
		875,134	964,442
Government grants payable	12	173,614	187,688
Mortgage payable	13	518,319	599,244
		691,933	786,932
CONTINGENCIES	19		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	620,543	538,043
Deficit		(16,989,150)	(15,628,791)
		18,091,129	19,368,988
		19,658,196	21,120,362

See notes to the consolidated financial statements

154

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
Revenue	10	1,628,927	2,087,924	3,411,043	4,165,653
Cost of sales	7, 16	1,439,722	891,119	2,664,358	2,367,385
Gross profit		189,205	1,196,805	746,685	1,798,268
Selling, general and administrative expenses		988,697	830,008	1,708,893	1,383,451
Research and development	11	171,687	198,695	307,450	384,249
		1,160,384	1,028,703	2,016,343	1,767,700
Income (loss) before interest income (expense), foreign exchange loss and income taxes		(971,179)	168,102	(1,269,658)	30,568
Interest income		60,587	48,197	104,839	87,561
Interest expense	13	(10,965)	(13,954)	(21,022)	(23,099)
Foreign exchange loss		(54,491)	(142,926)	(93,648)	(86,466)
Income (loss) before income taxes		(976,048)	59,419	(1,279,489)	8,564
Provision for current income taxes	15	(20,178)	(45,159)	(80,870)	(90,159)
Net income (loss)		(996,226)	14,260	(1,360,359)	(81,595)
Deficit, beginning of period		(15,992,924)	(12,874,777)	(15,628,791)	(12,778,922)
Deficit, end of the period		(16,989,150)	(12,860,517)	(16,989,150)	(12,860,517)
Net income (loss) per share	17	(0.02)	0.00	(0.02)	(0.00)
Net income (loss) per share – diluted	17	(0.02)	0.00	(0.02)	(0.00)

See notes to the consolidated financial statements



TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended September 30 2006 $	For three months ended September 30 2005 $	For six months ended September 30 2006 $	For six months ended September 30 2005 $
OPERATING ACTIVITIES:					
Net (loss) income		(996,226)	14,260	(1,360,359)	(81,595)
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		24,375	24,750	82,500	49,500
Amortization of capital assets		29,520	25,409	58,286	50,696
Amortization of deferred development costs		43.500	96,780	87,000	193,560
Amortization of V-Chip license and patent		232,414	231,900	464,827	463,800
		(666,417)	393,099	(667,746)	675,961
Changes in non-cash working capital balance related to operations					
Account receivable		(413,996)	(288,229)	(42,719)	326,755
Inventories		(6,376)	(47,146)	(283,227)	(53,042)
Prepaid expenses		54,955	21,041	45,692	34,386
Accounts payable and accrued liabilities		(165,511)	61,868	(212,196)	(207,522)
Taxes payable (recoverable)		(46,807)	-	16,110	178,819
Customers' deposits		(4,717)	(2,511)	131,348	(92,931)
Cash flow provided by (used in) operating activities		(1,248,869)	138,122	(1,012,738)	862,426
INVESTING ACTIVITIES					
Restricted term deposits		70,371	122,869	(256,346)	(256,475)
Additions to capital assets		(12,035)	-	(16,466)	(15,477)
Interest bearing deposits		(34,212)	(2,350,000)	1,465,788	(350,000)
Cash flow provided by (used in) investing activities		24,124	(2,227,131)	1,192,976	(621,952)
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(24,386)	(45,552)	(38,074)	(45,552)
Repayment of mortgage payable		(32,616)	(30,973)	(65,385)	(62,046)
Cash flow used in financing activities		(57,002)	(76,525)	(103,459)	(107,598)
Net increase (decrease) in cash and cash equivalents during the period		(1,281,747)	(2,165,534)	76,779	132,876
Cash and cash equivalents, beginning of period		1,842,426	3,516,557	483,900	1,218,147
Cash and cash equivalents, end of period		560,679	1,351,023	560,679	1,351,023
ADDITIONAL INFORMATION:					
Cash paid for mortgage and other interest expense		10,965	18,809	21,022	27,954
Cash received from interest income		55,326	15,033	84,595	58,805
Cash paid for income taxes		49,576	8,589	126,330	97,965

See notes to the consolidated financial statements


156

TRI-VISION INTERNATIONAL LTD./LTEE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

1. NATURE OF BUSINESS:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Second Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.



(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.


158

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2006. Restricted term deposits of $2.6 million at September 30, 2006 mature at various dates ranging from November 06, 2006 to December 13, 2006. Although the restricted funds mature and the letter of credit expires, within one year after September 30, 2006, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 16).

4. INVENTORIES:

Inventories consist of the following:	September-30 2006 $	March-31 2006 $
Raw materials (converters and equipment)	189,842	173,285
Raw materials (parts and supplies)	470,739	488,548
Finished goods (converters and transmitters)	61,047	140,074
Finished goods (cable equipment)	512,849	149,343
	1,234,477	951,250



5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	1,235,807	2,018,604
Less amortization for the period (note 12)	(87,000)	(782,797)
Balance, end of period	1,148,807	1,235,807

The Company is continually assessing the viability of its projects under development. In quarter ending September 30 2006, as a result of this review, the Company increased its amortization by $nil. (September 30, 2005–$nil) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	September-30 2006 $	March-31 2006 $
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
Total cost capitalized	7,241,658	7,241,658
Less: accumulated amortization	(6,092,851)	(6,005,851)
	1,148,807	1,235,807

6. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	116,796	974,221	1,091,017	96,914	994,103
Equipment	808,046	464,388	343,658	792,205	427,032	365,173
Furniture and fixtures	56,591	47,041	9,550	55,965	45,992	9,973
	2,894,654	628,225	2,266,429	2,878,187	569,938	2,308,249

7. V-CHIP LICENSE AND PATENTS:

V-Chip license and patent consist of the following

	Cost $	Accumulated amortization $	Net book value Sept 30-2006 $	Cost $	Accumulated amortization $	Net book value March 31-2006 $
V-Chip license	15,290,000	7,405,000	7,885,000	15,290,000	6,941,200	8,348,800
Patents	34,915	15,405	19,510	34,915	14,378	20,537
	15,324,915	7,420,405	7,904,510	15,324,915	6,955,578	8,369,337



The amortization of the V-Chip license and patents in the amount of $0.2 million (2005 - $0.2 million) for the quarter and $0.5 million (2005 - $0.5 million) for six months is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At September 30, 2006, the Company had available a bank overdraft facility in the amount of $2.0 million (2005 - $2.0 million) of which up to U.S. $0.3 million (2005 – U.S. $0.3 million) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2005 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 5.75% plus 0.5% per annum at September 30, 2006 (2005 – 4.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.00% as at September 30, 2005 (March 2005 – 6.75%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At September 30, 2006, the Company also had a separate cash secured letter of credit facility in the amount of $2.5 million (2005 - $2.5 million) in connection with the licensing arrangement described in note 16. At September 30, 2006, letter of credit amounting to US$2.3 million (2005 – US$2.0 million) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2006	56,030,313	34,456,736
Exercise of options	-	-
Balance on September 30, 2006	56,030,313	34,459,736

(iii) Contributed surplus:

	September-30 2006 $	March-31 2006 $
Balance, beginning of period	538,043	254,460
Additions during the period – options (b) (c)	82,500	283,583
Balance, end of period	620,543	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from February 10, 2008 to February 15, 2008, with exercise price ranging from $1.60 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, September 30, 2005	418,065	1.73
Granted (a) (c) (e)	650,000	1.75
Expired (b) (d) (e)	568,065	1.80
Balance, September 30, 2006	500,000	1.68

The following table summarizes information about the common share stock options outstanding at September 30, 2006:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.60	400,000	1.37	200,000
2.00	100,000	1.36	50,000
1.60 to 2.00	500,000	1.37	250,000

The weighted average price of options exercisable at September 30, 2006 is $1.68 (2005 - $1.67).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended:

	September 30 2006	March 31 2006
Risk free interest rate	3.96%	2.45% to 2.55%
Expected dividend yield	0%	0%
Expected volatility	50.1% to 72.1%%	50.1% to 72.1%
Expected time until exercise, in years	1.36 to 1.37	0.66 to 1.88

Compensation for stock options granted to directors (a) an employee (c) and service provider (d) during the period amounted to $24,375 (2005 - $24,750) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On February 15, 2006, the company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is 12 months from the date of grant. None of these options were exercised as at September 30, 2006.



(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during fiscal 2006

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. All these options expired unexercised during fiscal 2006.

On February 10, 2006, the company granted stock options to certain directors to purchase up to 100,000 common shares at an exercise price of $2.00 per share with the expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on February 11, 2007 None of these options were exercised as at September 30, 2006

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1.0 million sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. All these options expired unexercised during the quarter.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to 1/8th immediately and another 1/8th on completion of each quarter from the date of grant.. All these options expired unexercised during the quarter

(e) Stock options to Cavalcanti Hume Funfer Inc.

On February 10, 2006, the company granted Calvalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date od August 10, 2006. All these options expired unexercised during the quarter.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
V-Chip licensing and decoder	291,255	1,513,080	974,488	1,901,358
Converters and transmitters	66,609	79,118	116,688	259,706
Cable equipment	1,201,007	471,910	2,167,678	1,790,008
Other	70,056	23,816	152,189	124,581
	1,628,927	2,087,924	3,411,043	4,165,653



TRI-VISION INTERNATIONAL LTD./LTEE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Canada	1,273,391	236,645	2,023,664	1,211,049
United States	272,637	1,176,503	509,267	1,543,521
Japan	(61,083)	451,586	480,597	901,586
West Indies	-	3,979	2966	31,586
Middle East	-	553	-	78,930
Others	143,982	218,658	394,549	398,981
	1,628,927	2,087,924	3,411,043	4,165,653

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Total research and development costs incurred during the period	128,187	101,915	220,450	190,689
Amortization of deferred development costs (note 6)	43,500	96,780	87,000	193,560
Net research and development expense	171,687	198,695	307,450	384,249

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling $0.5 million which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

13. MORTGAGE PAYABLE:

Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest

Mortgage interest expense recorded in the consolidated statements of income and deficit is $23,099 (Septembr-2005 - $26,372).

14. RELATED PARTY TRANSACTIONS:

During six months ended September 30, 2006 the Company paid one of its directors $46,250 (2005 – $45,000) for technical consulting services.

15. INCOME TAXES:

As at September 30, 2006, the Company has federal non-capital loss carry forwards of approximately $1.5 million and provincial non-capital loss carry forwards of approximately $1.7 million.

At September 30, 2006, the Company also has undeducted scientific research and experimental development expenses of approximately $1.4 million that can be carried forward indefinitely.



16. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at September 30, 2006 amounts to U.S. $2.3 million (2005 – U.S. $2.0 million) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $0.2 million.

17. NET INCOME PER COMMON SHARE:

	For three months ended September 30		For six months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Net income (loss) for the period– basic and diluted	(996,226)	14,260	(1,360,359)	(81,595)
Weighted average number of common shares outstanding during the year - basic	56,030,313	56,030,313	56,030,313	56,030,313
- diluted	56,030,313	56,030,313	56,030,313	56,030,313
Net income per share – basic and diluted	(0.02)	0.00	(0.02)	(0.00)

18. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at September 30, 2006, accounts receivable from five significant customers accounted for 48.3% (2005 – five customers – 62.2%) of the accounts receivable year end balance

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2006 and 2005 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

19. LEGAL CLAIMS FILED BY TRI-VISION

At September 30, 2006, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.



TRI-VISION INTERNATIONAL LTD/LTEE

Consolidated Financial Statements for the quarter ended September 30, 2005

NOTICE

The accompanying unaudited consolidated interim financial statements of Tri-Vision International Ltd./Ltée for the three and six month periods ended September 30, 2005 have been prepared by management and approved by the Audit Committee of the Board of directors of the Company.

These statements have not been reviewed by the external auditors of the Company.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS	NOTES	As at September 30 2005 $	As at March 31 2005 $
CURRENT			
Cash and cash equivalents		1,351,023	1,218,147
Interest bearing deposits		4,350,000	4,000,000
Accounts receivables	14, 19	1,710,879	2,037,634
Inventories	4	1,122,562	1,069,520
Prepaid expenses		65,335	99,721
Taxes recoverable		38,490	217,309
		8,638,289	8,642,331
Restricted term deposits	3	2,277,561	2,021,086
Deferred development costs	5	1,825,044	2,018,604
Capital assets, net	6	2,215,959	2,250,151
V-Chip license and Patents, net	7	8,834,164	9,298,991
		23,791,017	24,231,163

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES		
CURRENT			
Accounts payable and accrued liabilities		384,008	591,530
Customers' deposits		108,777	201,708
Government grants payable – current portion	12	130,587	162,600
Mortgage payable – current portion	13	141,253	124,722
		764,625	1,080,560
Government grants payable	12	216,972	230,511
Mortgage payable	13	906,241	984,818
		1,123,213	1,215,329
CONTINGENCIES			
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	34,459,736
Contributed surplus	9	303,960	254,460
Deficit		(12,860,517)	(12,778,922)
		21,903,179	21,935,274
		23,791,017	24,231,163

See notes to the consolidated financial statements



TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

	NOTES	For three months ended September 30 2005 $	For three months ended September 30 2004 $	For six months ended September 30 2005 $	For six months ended September 30 2004 $
Revenue	10	2,087,924	2,362,559	4,165,653	4,734,161
Cost of sales	7, 17	891,119	1,192,165	2,367,385	2,588,510
Gross profit		1,196,805	1,170,394	1,798,268	2,145,651
Selling, general and administrative expenses		830,008	644,024	1,383,451	1,129,799
Research and development	11	198,695	239,836	384,249	461,414
		1,028,703	883,860	1,767,700	1,591,213
Income before interest, foreign exchange gain (loss) and income taxes		168,102	286,534	30,568	554,438
Interest income		48,197	23,761	87,561	50,332
Interest expense	13	(13,954)	(14,836)	(23,099)	(26,372)
Foreign exchange loss		(142,926)	(114,041)	(86,466)	(26,735)
Income before income taxes		59,419	181,418	8,564	551,663
Provision for current income taxes	15	(45,159)	56,378	90,159	131,378
Net income		14,260	125,040	(81,595)	420,285
Deficit, beginning of period		(12,874,777)	(11,268,345)	(12,778,922)	(11,563,590)
Deficit, end of the period		(12,860,517)	(11,143,305)	(12,860,517)	(11,143,305)
Net income per share	18	0.000	0.002	(0.001)	0.007
Net income per share – diluted	18	0.000	0.002	(0.001)	0.007

See notes to the consolidated financial statements



TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	NOTES	For three months ended September 30 2005 $	For three months ended September 30 2004 $	For six months ended September 30 2005 $	For six months ended September 30 2004 $
OPERATING ACTIVITIES:					
Net (loss) income		14,260	125,040	(81,595)	420,285
Add charges to operations not involving cash					
Compensation expense for					
Options granted to service providers		24,750	51,760	49,500	59,760
Amortization of capital assets		25,409	35,126	50,696	50,220
Amortization of deferred development costs		96,780	138,420	193,560	276,840
Amortization of V-Chip license and patent		231,900	231,900	463,800	463,800
		393,099	582,246	675,961	1,270,905
Changes in non-cash working capital balance related to operations					
Account receivable		(288,229)	(253,035)	326,755	637,922
Inventories		(47,146)	(42,993)	(53,042)	150,991
Prepaid expenses		21,041	19,597	34,386	12,524
Accounts payable and accrued liabilities		61,868	(182,915)	(207,522)	(399,259)
Taxes payable (recoverable)		-	587	178,819	587
Customers' deposits		(2,511)	(93,755)	(92,931)	(105,373)
Cash flow provided by operating activities		138,122	29,732	862,426	1,568,297
INVESTING ACTIVITIES					
Restricted term deposits		122,869	38,773	(256,475)	(587,857)
Additions to capital assets		-	(52,540)	(15,477)	(71,747)
Interest bearing deposits		(2,350,000)	-	(350,000)	-
Cash flow used in investing activities		(2,227,131)	(13,767)	(621,952)	(659,604)
CASH FLOW FROM FINANCING ACTIVITIES					
Repayment of Government grant		(45,552)	(28,459)	(45.552)	(28,459)
Repayment of mortgage payable		(30,973)	(30,117)	(62,046)	(59,861)
Exercise of share options		-	61,250	-	61,250
Cash flow from financing activities		(76,525)	2,674	(107,598)	(27,070)
Net Increase in Cash, cash equivalents and restricted cash equivalents during the period		(2,165,534)	18,639	132,876	881,623
Cash, cash equivalents and restricted cash equivalents, beginning of period		3,516,557	5,997,708	1,218,147	5,134,724
Cash, cash equivalents and restricted cash equivalents end of period		1,351,023	6,016,347	1,351,023	6,016,347

Cash and cash equivalents is comprised of:

Cash and cash equivalents	1,351,023	5,638,204	1,351,023	5,638,204
Restricted cash equivalents	-	378,143	-	378,143
Cash and cash equivalents	1,351,023	6,016,347	1,351,023	6,016,347

See notes to the consolidated financial statements

169

1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltée (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Second Quarter Financial Statements have been presented on a comparative basis and have been prepared without audit. The Company's auditors have not been asked to audit or review these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES:.

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.



(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.



(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net income (loss) per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2005. Restricted term deposits of $2,277,561 at September 30, 2005 mature at various dates ranging from November 07, 2005 to December 13, 2005. Although the restricted funds mature and the letter of credit expires, within one year after September 30, 2005, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17).

4. INVENTORIES:

Inventories consist of the following:	September-30 2005 $	March-31 2005 $
Raw materials (converters and equipment)	366,878	228,546
Raw materials (parts and supplies)	289,157	425,151
Finished goods (converters and transmitters)	214,556	213,857
Finished goods (cable equipment)	251,971	201,966
	1,122,562	1,069,520



5. DEFERRED DEVELOPMENT COSTS:

Deferred development costs consist of the following:

	September-30 2005 $	March-31 2005 $
Balance, beginning of period	1,921,824	2,879,168
Less amortization for the period (note 12)	(96,780)	(860,564)
Balance, end of period	1,825,044	2,018,604

The Company is continually assessing the viability of its projects under development. In quarter ending September 30 2005, as a result of this review, the Company increased its amortization by $nil. (March 31-2005–$318,797) to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. The Company's ongoing and completed projects are as follows.

	September-30 2005 $	March-31 2005 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
	134,729	134,729
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,169,947	2,169,948
	7,106,927	7,106,927
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(5,416,612)	(5,223,052)
	1,825,044	2,018,604

6. CAPITAL ASSETS (Notes 9, 14 and 15):

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value Sept 30-2005 $	Cost $	Accumulated amortization $	Net book value March 31-2005 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	76,203	1,014,814	1,091,017	55,493	1,035,524
Moulds	236,220	236,220	-	236,220	236,220	-
Equipment	639,835	388,892	250,943	624,898	361,119	263,779
Tools & dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,964	44,762	11,202	55,425	43,577	11,848
Systems & Software	86,033	86,033	-	86,033	86,033	-
	3,279,372	1,063,413	2,215,959	3,263,896	1,013,745	2,250,151



7. V-CHIP LICENSE AND PATENTS:

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises Ltd. as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost $	Accumulated amortization $	Net book value Sept 30-2005 $	Cost $	Accumulated amortization $	Net book value March 31-2005 $
V-Chip license	15,290,000	6,477,571	8,812,429	15,290,000	6,013,600	9,276,400
Patents	34,915	13,180	21,735	34,915	12,324	22,591
	15,324,915	6,490,751	8,834,164	15,324,915	6,025,924	9,298,991

The amortization of the V-Chip license and patents in the amount of $463,800 (2003 - $463,800) is included in cost of sales on the consolidated statements of income and deficit.

8. BANK FACILITIES:

At September 30, 2005, the Company had available a bank overdraft facility in the amount of $2,000,000 (2004 - $2,000,000) of which up to U.S. $300,000 (2003 – U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at quarter end is nil (2004 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.50% plus 0.5% per annum at September 30, 2005 (2004 – 4.00%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 6.75% as at September 30, 2005 (March 2004 – 5.25%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At September 30, 2005, the Company also had a separate ash secured letter of credit facility in the amount of $2,500,000 (2004 - $2,500,000) in connection with the licensing arrangement described in note 17. At September 30, 2005, letter of credit amounting to US$1,958,426 (2004 – US$1,484,850) were issued under this facility.

9. CAPITAL STOCK:

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at September 30, 2003	53,880,313	33,886,986
Balance as at September 30, 2004	53,830,313	33,886,986
Exercise of options (a)	2,200,000	572,750
Balance on September 30, 2005	56,030,313	34,459,736


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(iii) Contributed surplus:

	September-30 2005 $	March-31 2005 $
Balance, beginning of period	279,210	145,200
Additions during the period – options (b) (c)	24,750	109,260
Balance, end of year	303,960	254,460

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates from September 15, 2006 to September 19, 2006, with exercise price ranging from $1.04 to $2.00. All options vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, September 30, 2003	2,750,000	0.49
Granted (c)	300,000	2.00
Expired (d)	(181,935)	1.04
Balance, September 30, 2004	2,868,065	0.61
Exercised (a)	(2,200,000)	0.26
Expired (b) (c) (d)	(250,000)	1.90
Balance on September 30, 2005	418,065	1.73

The following table summarizes information about the common share stock options outstanding at September 30, 2004:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Options Exercisable
1.04	118,065	0.97	100,000
2.00	300,000	0.96	187,500
1.04 to 2.00	418,065	0.96	287,500

The weighted average price of options exercisable at September 30, 2004 is $1.67



There were no common share stock options granted during the period October 2004 to September, 2005:

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	September 30 2005	March 31 2005
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	72.1% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	1.00	0.5 to 1.5

Compensation for stock options granted to service providers (b) and (d) and an employee (c) during the period amounted to $24,750 (2004 - $59,760) and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share expiring on December 21, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen month's anniversaries of the date of grant. These options were expiring on November 13, 2004. All these options were exercised in the fiscal year ended March 31, 2005.

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first options of 100,000 common shares vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second options of 50,000 common shares vested on the date of grant. All these options expired unexercised during the quarter.

(c) Stock options to employees:

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year from the date of grant. All these options expired unexercised during the quarter.

(d) Other consultants:

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The option shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at September 30, 2004. None of these options were exercised till September 30, 2005.

On September 15, 2004 the Company granted Acumen Capital Finance Partners Limited a consultant options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006.The options shall vest as to $1/8^{th}$ immediately and another $1/8^{th}$ on completion of each quarter from the date of grant. 187,500 of these options were vested by September, 2005. None of these options were exercised till September 30, 2005.

10. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.



The following table shows certain information with respect to product line revenue:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
V-Chip licensing and decoder	1,513,080	560,327	1,991,358	1,346,830
Converters and transmitters	79,118	152,913	259,706	295,574
Idleaire equipment	-	694,472	-	1,232,484
Cable equipment	471,910	855,742	1,790,008	1,690,186
Other	23,816	99,105	124,581	169,087
	2,087,924	2,362,559	4,165,653	4,734,161

A summary of revenue segmented by the customers' country of residence is as follows:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Canada	236,645	162,610	1,211,049	647,012
United States	1,176,503	1,271,045	1,543,521	2,312,951
Japan	451,586	56,798	901,586	806,798
Thailand	-	437,314	-	437,314
West Indies	3,979	255,616	31,586	273,217
Middle East	553	19,140	78,930	19,140
Others	218,658	160,036	398,981	237,729
	2,087,924	2,362,559	4,165,653	4,734,161

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

11. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	For three months ended September 30		For six months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Total research and development costs incurred during the period	101,915	101,416	190,689	184,574
Amortization of deferred development costs (note 6)	96,780	138,420	193,560	276,840
Net research and development expense	198,695	239,836	384,249	461,414

12. GOVERNMENT ASSISTANCE:

The Company has received government grants totalling 495,000 which are repayable beginning July 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.



13. MORTGAGE PAYABLE:

	Sept 30 2005 $	March 31 2005 $
Mortgage payable on land and building (note 7), bearing variable interest at Canadian Imperial Bank of Commerce (CIBC) prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,047,484	1,109,540
Less current portion	(141,243)	(124,772)
	906,241	984,818

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

2006 (balance)	62,666
2007	132,000
2008	139,000
2009	147,000
2010	566,818
	1,047,484

Mortgage interest expense recorded in the consolidated statements of income and deficit is $23,099 (Septembr-2004 - $26,372).

14. RELATED PARTY TRANSACTIONS:

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(b) During six months ended September 30, 2005 the Company paid one of its directors $45,000 (2004 – $30,000) for technical consulting services.

15. INCOME TAXES:

As at September 30, 2005, the Company has federal non-capital loss carry forwards of approximately $6.1 million and provincial non-capital loss carry forwards of approximately $556,030,313.2 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2006	4,402,000	3,495,000
2007	445,000	445,000
2008	379,000	379,000
2009	158,000	158,000
2010	290,000	290,000
2011	293,000	293,000
2012	138,000	138,000
	6,105,000	5,198,000

At September 30, 2005, the Company also has undeducted scientific research and experimental development expenses of approximately $32.9 million that can be carried forward indefinitely.



16. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	Six months ended Sept 30 2005 $	Six months ended Sept 30 2004 $
Cash paid for mortgage and other interest expense	27,954	26,372
Cash received from interest income	58,803	50,332
Cash paid for income taxes	17,336	174,277

17. CONTINGENCIES AND COMMITMENTS:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at September 30, 2005 amounts to U.S. $1,958,000 (2003 – U.S. $1,485,000) and is secured by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on the information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of US $237,440.

18. NET INCOME PER COMMON SHARE:

	Six months September 2005 $	Six months September 2004 $
Net income for the quarter s– basic and diluted	(81,595)	420,285
Weighted average number of common shares outstanding		
during the year - basic	56,030,313	54,237,913
- diluted	56,030,313	55,670,206
Net income per share – basic and diluted	(0.001)	0.007

19. FINANCIAL INSTRUMENTS

(i) Fair values

The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at June 30, 2005, accounts receivable from five significant customers accounted for 62.2% (2004 - three customers - 59.9%) of the accounts receivable year end balance.



(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2005 and 2004 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At September 30, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.



No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulations under the 1933 Act) ("U.S. Persons") except in compliance with the registration requirements of the 1933 Act and applicable state securities law or under exception from those laws. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue *January 3, 2007*


TRI•VISION

Tri-Vision International Ltd.

$4,000,100
3,077,000 Units
each Unit consisting of one Common Share and one-half of one Warrant

This short form prospectus qualifies the distribution (the "**Offering**") of 3,077,000 units (the "**Units**") of Tri-Vision International Ltd. ("**Tri-Vision**" or the "**Corporation**"), each Unit consisting of one common share of the Corporation (a "**Common Share**") and one-half of one common share purchase warrant (a "**Warrant**") at a price of $1.30 per Unit (the "**Offering Price**"). Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $1.60 on or before 5:00 p.m. (Toronto time) on the date which is 18 months following the date of issue, subject to adjustment in certain events. The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. The Offering Price has been determined by negotiation between the Corporation and Wellington West Capital Markets Inc. (the "**Underwriter**").

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "TVL". On December 14, 2006 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $1.32. The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. **There is no market through which the Warrants may be sold and none is expected to develop. Purchasers may not be able to resell the Warrants purchased under this short form prospectus. See "Risk Factors".**

Price: $1.30 per Unit			
	Price to the Public	Underwriter's Fee(1)	Net Proceeds to Corporation(2)
Per Unit	$1.30	$0.078	$1.222
Total(2)	$4,000,100	$240,006	$3,760,094

(1) The Corporation has agreed to pay to the Underwriter a cash commission of 6% of the gross proceeds of the Offering (the "**Underwriter's Fee**"). The Underwriter will also receive non-transferable warrants (each, a "**Broker's Warrant**", and collectively, the "**Broker's Warrants**") to purchase that number of Units equal to 6% of the Units sold pursuant to the Offering. Each Broker's Warrant will entitle the Underwriter to acquire one Unit at the Offering Price until the date which is 12 months following the date of issue. The grant of the Broker's Warrants is also qualified by this short form prospectus. See "Plan of Distribution".

181

(2) Before deducting expenses of the Offering, estimated at $225,000, which together with the Underwriter's Fee, will be paid from the proceeds of the Offering.

The Underwriter, as principal, conditionally offers the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about January 11, 2007, or such later date as the Corporation and the Underwriter may agree, but in any event not later than January 18, 2007 (the **"Closing Date"**). Definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriter may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

It is important for purchasers of Units to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

The Corporation's head and registered office and principal place of business is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, and its telephone number is (416) 298-8551.

182

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars, unless otherwise indicated.



DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) the annual information form of the Corporation dated June 29, 2006 (the "**AIF**");

(b) the audited comparative consolidated financial statements of the Corporation and the notes thereto for the years ended March 31, 2006 and March 31, 2005, together with the auditors' report thereon;

(c) the management's discussion and analysis of the Corporation for the years ended March 31, 2006 and March 31, 2005;

(d) the unaudited comparative consolidated financial statements of the Corporation for the three and six months ended September 30, 2006;

(e) the management's discussion and analysis of the Corporation for the three and six months ended September 30, 2006;

(f) the management information circular of the Corporation dated July 31, 2006 issued in connection with the annual meeting of the shareholders of the Corporation held on September 14, 2006 (excluding information which, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference herein);

(g) the material change report of the Corporation dated October 4, 2006 with respect to the appointment of a new Chief Financial Officer and non-executive Chairman; and

(h) the material change report of the Corporation dated December 15, 2006 with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited annual consolidated financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any

purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements that involve various risks and uncertainties. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to, the enforceability of the Corporation's patents, the timing of the Corporation's ability to generate revenues and cash flows from licensing its patent portfolio, the effects of litigation regarding the licensing activities and the patents, the Corporation's ability to attract and retain key employees, the ability of the Corporation to raise capital or other forms of financing on acceptable terms when needed and potential change in foreign currency rates. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and, except in accordance with applicable law, the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

NON-GAAP MEASURES

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a recognized measure under Canadian GAAP. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Corporation and in determining whether to invest in Units. Management believes that EBITDA is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to fund operations and future growth. Investors are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with Canadian GAAP as an indication of performance.

ELIGIBILITY FOR INVESTMENT

Based on legislation and regulations in effect on the date of this short form prospectus and subject to the provisions of any particular plan, the Common Shares and Warrants comprising the Units offered hereby, if issued on the date hereof, would each be a "qualified investment" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans, provided that, in the case of the Warrants, the Corporation deals at arm's length (within the meaning of the Tax Act) with each person who is an annuitant, a beneficiary, an employer or a subscriber under any such plan.



THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Ontario) on June 19, 1984 under the name Peter Island Resources Inc. By Articles of Amendment effective March 5, 1993, the then issued and outstanding Common Shares were consolidated on a one for ten basis, and the corporate name was changed to Tri-Vision International Ltd. The share consolidation and name change was effected in conjunction with the Corporation's acquisition of Tri-Vision Electronics Inc. ("**TVE**"), which acquisition was completed by way of a share-for-share-exchange.

The head and registered office of the Corporation is located at 41 Pullman Court, Toronto, Ontario M1X 1E4, Telephone: (416) 298-8551.

The Corporation has two active direct wholly-owned subsidiaries, TVE and Think Broadband Solutions Inc. (formerly Broadband Multimedia Solutions Inc.) ("**TBB**"), both Ontario corporations. TVE owns 100% of Tri-Vision Electronics 2006 Inc.("**TVE 2006**"), an Ontario corporation.

BUSINESS OF THE CORPORATION

The Corporation, through its direct and indirect wholly-owned subsidiaries, is a technology company engaged in the supply of innovative products to the cable television ("**CATV**"), multimedia and consumer electronics industries internationally.

Through its TVE and TVE 2006 subsidiaries, the Corporation licences its patented V-chip blocking technology to television manufacturers internationally for incorporation into their products. To date, 45 licences for sales of televisions into the Canadian market have been granted and 40 licenses have been granted to licensees for sales into the U.S. market (Canadian Patent No. 2,179,474 and 2,342,045 and U.S. Patent No. 5,828,402). Through these subsidiaries, the Corporation also designs, develops, manufactures and distributes CATV products, including, data video distribution systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive systems.

Through its TBB subsidiary, the Corporation distributes premium third-party branded CATV products and provides value-added testing and fulfillment services to broadband industry customers in North America. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development and in-house and offshore manufacturing capabilities.

RECENT DEVELOPMENTS

Between January 1, 2006 and January 3, 2007 the Corporation announced 16 new Canadian licences and 23 new U.S. licences of its V-chip patents, bringing the total Canadian licences to 45 and U.S. to 40.

On October 2, 2006, the Corporation announced the appointment of David Garland as Chief Financial Officer of the Corporation. Mr. Garland had most recently served as Vice President Finance and Controller of TSX-listed Certicom Corp. Mr. Garland replaced Khalid Usman, who left the Corporation to pursue his political activities. The Corporation also announced the appointment of V-chip inventor and long-standing Tri-Vision board member Tim Collings, to the position of non-executive Chairman of the board.

On December 12, 2006, the Corporation announced the settlement of infringement claims issued by the Corporation against Jutan Limited Partnership (now The Redmond Group of Companies LP). The settlement resulted in The Redmond Group of Companies LP licensing Tri-Vision's Canadian patent that covers televisions imported for sale in Canada. The settlement constituted resolution of the last of five claims initiated by the Corporation against companies alleging infringement of its Canadian patent.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriter's Fee and the estimated expenses of the Offering payable by the Corporation of $225,000, will be approximately $3,535,094. The Corporation intends to use the estimated net proceeds of the Offering to fund working capital and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Corporation's share or loan capital on a consolidated basis since September 30, 2006. Upon completion of the Offering, there will be 59,122,314 Common Shares issued and outstanding.

DESCRIPTION OF SECURITIES BEING OFFERED

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Special Shares. As at the date of this short form prospectus, 56,045,314 Common Shares and no Special Shares are issued and outstanding.

All investors are advised to consult their own taxation, accounting and legal advisors to determine the income tax benefits or consequences, if any, to the purchasers of Units.

The following is a summary of the material provisions of the Common Shares and Warrants comprising the Units:

Common Shares

Common Shares carry equal rights in that the holders thereof participate equally, share for share, as to dividends declared by the board of directors of the Corporation out of funds legally available for the payment of such dividends. In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares would be entitled, share for share, to receive on a pro rata basis, all of the assets of the Corporation after payment of all of the Corporation's liabilities and after payment to the holders of Special Shares of the amount payable to them upon liquidation, dissolution or winding-up. The holders of the Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation and are entitled to attend and vote at such meetings. Common Shares carry one vote per share.

Warrants

Each whole Warrant will entitle the holder thereof to subscribe for one Common Share at any time before 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, upon payment of the exercise price of $1.60 per Common Share.

187

Warrants will be issued in registered form and will be governed by an indenture to be dated as of the Closing Date (the "**Warrant Indenture**") between the Corporation and Equity Transfer & Trust Company, as trustee (the "**Warrant Agent**"). The Corporation has appointed the principal transfer office of the Warrant Agent in Toronto, Ontario, at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the Warrant Indenture.

The Warrant Indenture will provide for an adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon exercise of the Warrants upon the occurrence of certain customary events and subject to certain conditions, including (i) subdivision, consolidation, redivision, reduction, combination, reclassification or change of the Common Shares, (ii) declaration or payment of a stock dividend on the Common Shares, (iii) an amalgamation, merger, plan of arrangement or consolidation of the Corporation with another entity, or (iv) the transfer of all or substantially all of the assets of the Corporation.

The exercise price will not be adjusted if the amount of such adjustment would be less than 1% of the exercise price in effect immediately prior to the event giving rise to the adjustment, provided, however, that in such case any adjustment that would otherwise be required then to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, will amount to at least 1% of the exercise price.

No fractional Common Shares will be issuable upon the exercise of any Warrant. Warrant holders will not have any voting or pre-emptive rights or any other rights of a Common Share holder.

Under the Warrant Indenture, the Corporation shall, during the period in which the Warrants are exercisable, give public notice of certain stated events at least 10 days prior to the record date or effective date, as the case may be, of the event.

The Warrant Indenture will provide that, from time to time, the Corporation and the Warrant Agent, without the consent of the Warrant holders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that is necessary or useful provided it is not prejudicial to the interests of Warrant holders. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the Warrant holders may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either passed at a meeting of the Warrant holders by holders of not less than 66 2/3% of the Warrants represented in person or by proxy at the meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all Warrants then outstanding.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 21, 2006 (the "**Underwriting Agreement**") between the Corporation and the Underwriter, the Corporation has agreed to issue and sell an aggregate of 3,077,000 Units to the Underwriter, and the Underwriter has agreed to purchase such Units on the Closing Date. The Common Shares and Warrants comprising the Units will be immediately separable at the closing of the Offering and certificates representing the Units will not be issued. Definitive certificates representing the Common Shares and Warrants comprising the Units will be available for delivery on the Closing Date. Delivery of the Common Shares and Warrants comprising the Units is conditional upon payment on closing of $1.30 per Unit by the Underwriter to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriter.

The Corporation has agreed to pay the Underwriter's Fee equal to $0.078 per Unit (being a commission of 6%) and to issue to the Underwriter the Broker's Warrants entitling the Underwriter to purchase that number of Units as is equal to 6% of the number of Units sold pursuant to the Offering exercisable at a price of $1.30 per Unit at any time before 5:00 p.m. (Toronto time) on the date which is 12 months following the Closing Date. The grant of the Broker's Warrants is also qualified by this short form prospectus. The Corporation has also agreed to reimburse the Underwriter for certain expenses incurred in connection with the Offering.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriter and its directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriter may not, at any time during the period of distribution of the Units, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed. The Underwriter may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not issue any additional equity or quasi-equity securities (including any securities convertible into or exchangeable for or exercisable to acquire such securities) until the date which is 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

It is a condition of closing of the Offering that certain directors and senior officers of the Corporation agreed upon by the Corporation and the Underwriter and any shareholder of the Corporation which owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares to enter into agreements pursuant to which they agree that they will not, directly or indirectly, sell, transfer, offer to sell or transfer, grant any option for the sale or transfer of, or otherwise dispose of, or announce any intention to do so, any Common Shares or other securities of the Corporation or any economic interest in any Common Shares of other securities of the Corporation, for a period of 120 days after the Closing Date, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Units offered hereby have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or in transactions exempt from such requirements. The Underwriting Agreement permits the Underwriter to offer and resell such Units to certain investors that are "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) pursuant to the exemption from registration under the 1933 Act provided by Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriter will offer and sell the Units outside the United States to investors that are not U.S. Persons only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Units offered under this short form prospectus within the United States or to U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in Units involves significant risks and must be considered speculative due to the nature of the Corporation's business. Prospective purchasers of Units offered under this short form prospectus should carefully consider the following risk factors, as well as the information included or incorporated by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes, before making an investment decision to purchase Units.

RISKS RELATING TO THE CORPORATION

Dependence on the V-chip Technology

The Corporation's future prospects are substantially dependent on the retention and continued successful exploitation of the Corporation's V-chip technology. The success of the V-chip technology is subject to a number of risks, including intellectual property protection, competition, market acceptance and government support. The Corporation's rights to the V-chip technology are subject to early termination under certain circumstances, including non-payment of amounts owing and the bankruptcy or insolvency of TVE. The loss of such rights would have a material adverse effect on the operations and financial performance of the Corporation.

Adapting to Technological Change

The CATV and consumer electronics industries in which the Corporation operates are characterized by rapid technological change, evolving industry standards and frequent new product introductions. Technological innovation in the marketplace may reduce the comparative benefits of the Corporation's products and could materially adversely affect its business, financial condition, liquidity and operating results. The Corporation's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner in response to changing market conditions, industrial standards, customer requirements or competitive offerings could result in its products becoming obsolete, or could otherwise have a material adverse effect on its business, financial condition, liquidity and operating results.

The Corporation's ability to compete successfully will depend in large part on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industries in which it operates, including providing for the continued compatibility of its products with evolving industry standards and protocols and legislative requirements. There can be no assurance that the Corporation can continue to keep its products technologically competitive. There can be no assurance that the Corporation will be successful in developing and marketing enhancements to its products or services or in developing new products and services, that respond to technological changes, evolving industry standards or customer or legislative requirements, that the Corporation will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or that new products and services will adequately address the requirements of the marketplace and achieve any significant degree of market acceptance.

Intellectual Property Rights

The Corporation relies on one or more of the following to protect its proprietary rights: patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Although the Corporation takes steps to protect its proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of its product designs, products or trademarks, or in obtaining and using information it regards as proprietary. Preventing the unauthorized use of its technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of the Corporation's proprietary technology may be difficult, time-consuming and costly. While the Corporation believes that its products are covered by its patents and that these patents are valid, a court may not agree if the matter is litigated. There can be no assurance that the Corporation will be successful in protecting its proprietary rights and, if it is not, its business, financial condition and operating results could be materially adversely affected.

There can be no assurance, despite the Corporation's efforts to protect its proprietary rights, that the use of its intellectual property may not result in third parties alleging patent or copyright or trademark infringement or violation of a right in a trade secret against the Corporation. Any such claims, with or without merit, could result in costly litigation, require the expense of significant resources to develop non-infringing technology, cause product shipment delays or require the Corporation to enter into royalty or licensing agreements. The Corporation cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms.

The Corporation has provided an indemnity to one of its licensees against third party intellectual property claims based on its V-chip technology. Claims relating to this indemnity, whether or not with merit, could be time consuming to evaluate and result in costly litigation, awards and/or settlements, which could have a materially adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Continued Government Support

The success of the commercialization of the Corporation's V-chip technology is substantially dependent on the establishment and maintenance by governments of requirements mandating the adoption of rating systems compatible with the V-chip technology and the encoding of such ratings in television signals and other broadcast mediums. Failure of governments to establish, maintain or significantly modify such requirements may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results.

Dependence on Key Personnel

The success of the Corporation is heavily dependent on its management team and key personnel and on its ability to attract, train, motivate and retain highly skilled persons. Competition for skilled technical personnel in the industries in which the Corporation operates is highly competitive. In addition, Tim Collings, the inventor of the V-chip and Chairman of the Corporation, provides key technical consulting services to the Corporation relating to licensing activities, digital television standards development and support and research and development support under arrangements with the Corporation. The loss of such services or the failure by the Corporation to continue to attract and retain other key personnel may have a material adverse effect on the Corporation.

Most of the Corporation's key technical and senior management personnel are not bound by employment agreements. Loss of the services of any of these key employees may harm the Corporation's business, financial condition and operating results. The Corporation does not maintain key person life insurance policies on any of its employees.

Uncertainty of Revenues

A substantial portion of the Corporation's revenues are derived from V-chip license royalties. Historically, the timing and amount of this royalty revenue have been difficult to predict and is subject to a number of factors including, level of non-compliance with v-chip requirements by manufacturers, general economic conditions and consumer purchasing patterns. The Corporation's expense levels are based, in part, on its expectations of future revenues and are largely fixed in the short term. The Corporation may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.

Foreign Exchange Risk

A substantial portion of the Corporation's operating expenses and cost of sales are paid in Canadian currency and currencies other than the U.S. dollar while a substantial portion of its revenues are received in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and such other currencies may have a material adverse effect on the Corporation's business, financial condition, liquidity and operating results. In particular, its operating results may be materially adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. The Corporation has adopted a policy of converting a portion of U.S. dollars into Canadian dollars immediately upon receipt and retaining the balance to fund U.S. denominated expenses to mitigate this exposure, however, this may not be sufficient to fully protect against this risk.

International Operations

The Corporation carries on a significant portion of its business outside of Canada. International business is subject to various risks, including exposure to currency fluctuations, political and economic instability, greater difficulty of administering business abroad and the need to comply with a wide variety of foreign laws. There can be no assurance that the Corporation will be able to manage effectively the risks associated with international operations.

Need for Additional Financing

The Corporation may need additional financing to fund its operations or for special projects or initiatives, which may be difficult to obtain. Failure to obtain necessary financing or doing so on relatively unfavourable terms could adversely affect the Corporation's operations and financial condition. The Corporation may need to raise additional capital in order to fund the continued development and marketing of its products or to fund strategic acquisitions or investments. The Corporation believes that its current cash, cash equivalents, marketable securities and anticipated cash flow from operations will be sufficient to meet its planned liquidity needs for the next fiscal year. In the event that it experiences a material reduction in its estimated revenues or is unable to maintain its costs at their current levels, it may need to raise additional funds through public or private financings, strategic partnerships, as well as collaborative relationships, borrowings and other available sources or restructure its operations. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If the Corporation raises funds by issuing additional equity securities, the percentage of shares owned by its then current shareholders will be reduced.

Competition

Some areas of the Corporation's business operate in marketplaces which are highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors may have greater name recognition and more extensive financial, technological, marketing and/or personnel resources than the Corporation. There can be no assurance that the Corporation will be able to compete successfully with existing or new competitors.

Key Customers

The distribution and sale of CATV products by the Corporation is concentrated with a small number of large cable operators. The loss of one or more of these major customers could materially adversely affect the Corporation's business, financial condition, liquidity, operating results or prospects.

Legal Proceedings

The nature of the Corporation's business makes it subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Corporation's results of operations in any future period.

Dividends

The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development and growth of its businesses. Dividends will only be paid when operational circumstances permit.

RISKS RELATING TO THE OFFERING

Future Price of Common Shares

The market price of the Common Shares could decline as a result of issuances by the Corporation or sales by its existing shareholders of Common Shares in the market after this Offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Immediate Dilution

Investors who purchase Units may pay more for the Common Shares comprising the Units than the amounts paid by existing shareholders of the Corporation for their Common Shares. As a result, investors in this Offering may incur immediate and substantial dilution.

Marketability of Warrants

Since the Corporation does not intend to apply for listing of the Warrants on any securities exchange or for inclusion on any automated quotation system, there is no public market for the Warrants and none is expected to develop. Even if a market develops for the Warrants, there can be no assurance that it will be liquid.

INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Kutkevicius Kirsh, LLP and on behalf of the Underwriter by Goodmans LLP. At the date hereof, partners and associates of Kutkevicius Kirsh, LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. At the date of hereof, partners and associates of Goodmans LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. The registrar and transfer agent for the Common Shares is Equity Transfer & Trust Company at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Tri-Vision International Ltd. (the "Company") dated January 3, 2007 relating to the sale and issue of 3,077,000 units of the Company, each unit consisting of one common share and one-half of one common share purchase warrant of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2006 and 2005, and the consolidated statements of loss and deficit and cash flows for the years then ended. Our report is dated June 14, 2006.

(Signed) Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 3, 2007


195

CERTIFICATE OF THE CORPORATION

Dated: January 3, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

(Signed) Najmul H. Siddiqui
Chief Executive Officer

(Signed) David Garland
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Terry Canning
Director

(Signed) Bob Leshchyshen
Director


196

CERTIFICATE OF THE UNDERWRITER

Dated: January 3, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the provinces of Ontario, Alberta, British Columbia and Manitoba.

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) Paul Rajchgod

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

   Tri-Vision International Ltd.
   41 Pullman Court
   Scarborough, Ontario
   M1X 1E4

2. Date of Material Change

   October 2, 2006

3. News Release

   Press release, attached as Schedule A, was released through the facilities of the Canada Newswire disclosure network on October 2, 2006.

4. Summary of Material Change

   On October 2, 2006 Tri-Vision International Ltd. announced the appointment of David Garland as Chief Financial Officer effective October 15, 2006 and the appointment of Timothy Collings as non-executive Chairman of the Board of Directors.

5. Full Description of the Material Change

   See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

   Not applicable.

7. Omitted Information

   Not applicable.



8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.
41 Pullman Court
Scarborough, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

October 4, 2006

SCHEDULE A


TRI-VISION
INTERNATIONAL LTD/LTEE

News Release

Toronto Stock Exchange Symbol TVL

FOR IMMEDIATE RELEASE **SYMBOL: TVL**

TRI-VISION APPOINTS NEW CFO

MONDAY, October 2, 2006 - TORONTO, ONTARIO, CANADA – Tri-Vision International Ltd./Ltée (TSX: TVL) is pleased to announce the appointment of David Garland as its new Chief Financial Officer. The appointment is effective October 15, 2006. Mr. Garland replaces Khalid Usman who is leaving Tri-Vision to devote more time to his political activities. Mr. Usman recently announced his candidacy for Regional Councillor in the upcoming elections in the Town of Markham to be held on November 13, 2006.

Mr. Garland comes to Tri-Vision with a wealth of senior public company financial experience in the high-tech and licensing sectors. He most recently served as Vice President Finance and Controller to TSX-listed Certicom Corp., a developer of wireless security software solutions. Mr. Garland's previous positions have included Vice-President and Controller, Delano Technology Corporation; Director of Finance, Software, PRI Automation (Canada) Inc. and Group Controller, PC DOCS International Inc. Mr. Garland holds a Masters of Accounting degree and CA, CPA and CMA designations.

"David Garland is an exceptionally talented young man with broad experience in the high tech industry, in licensing, and in international agreements," stated Tri-Vision CEO Najmul Siddiqui. "His public company and governance experience will be invaluable to Tri-Vision as the Company moves forward with its licensing and other corporate activities." I would like to thank Mr. Usman for the 20 years of solid counsel he has given the Company, initially as the Company's independent auditor and then as Chief Financial Officer. He will remain on the Board of Directors where his valuable contributions will continue,' said Siddiqui.

Tri-Vision is also pleased to announce that Timothy Collings, inventor of the V-chip, and long time board member has agreed to serve as non-executive Chairman of the Board of Directors.

"We are thrilled that Mr. Collings has agreed to take on these significant additional responsibilities and look forward to his guidance and leadership to our Board of Directors," stated Mr. Siddiqui,

About Tri-Vision:

Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

200

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp., and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana@chfir.com and mention "TVL news" on the subject line.

For further information please contact:

CHF Investor Relations
Jeanny So, Broker Relations Specialist
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca



201

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

   Tri-Vision International Ltd.
   41 Pullman Court
   Toronto, Ontario
   M1X 1E4

2. Date of Material Change

   December 15, 2006

3. News Release

   A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on December 15, 2006.

4. Summary of Material Change

   On December 15, 2006 Tri-Vision International Ltd. announced that it had entered into an agreement with Wellington West Capital Markets Inc. ("Wellington West") pursuant to which, subject to all necessary regulatory approvals, Wellington West has agreed to purchase 3,077,000 of units of the Corporation at a price of $1.30 per unit to raise aggregate gross proceeds of $4,000,100. Each unit will be comprised of one common share and one-half of a warrant to acquire a common share at a price of $1.60 for 18 months following the completion of the offering.

5. Full Description of the Material Change

   See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

   Not applicable.

7. Omitted Information

   Not applicable.

202

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

Najmul H. Siddiqui
Chief Executive Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

December 15, 2006

SCHEDULE A


TRI-VISION
INTERNATIONAL LTD/LTEE

News Release

Toronto Stock Exchange Symbol TVL

NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

For Immediate Release

TRI-VISION ANNOUNCES $4 MILLION BOUGHT DEAL OFFERING

TRI-VISION INTERNATIONAL LTD. (TSX: TVL) – December 15, 2006 – Tri-Vision International Ltd. (the "Corporation") today announced that it has entered into an agreement with Wellington West Capital Markets Inc. pursuant to which Wellington West has agreed to purchase 3,077,000 of units of the Corporation at a price of $1.30 per unit to raise aggregate gross proceeds of $4,000,100. Each unit will be comprised of one common share and one-half of a warrant to acquire a common share at a price of $1.60 for 18 months following the completion of the offering.

Najmul Siddiqui, Tri-Vision's CEO, stated "The addition of this $4 million to the treasury will help in accelerating our US V-Chip licensing program. A strong working capital position is vital as we pursue licensing the V-chip to the remaining major brands and OEM suppliers around the world."

The units to be issued under this offering will be offered by way of a short-form prospectus in the provinces of Ontario, Alberta, British Columbia and Manitoba and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Exchange and the securities regulatory authorities.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. is a public company founded in 1986. Shares of the Company trade on Canada's TSX Exchange under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

For further information on Tri-Vision International Ltd., please contact:

CHF Investor Relations
Jeanny So
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca



TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

   Tri-Vision International Ltd.
   41 Pullman Court
   Toronto, Ontario
   M1X 1E4

2. Date of Material Change

   January 11, 2007

3. News Release

   A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on January 11, 2007.

4. Summary of Material Change

   On January 11, 2007 Tri-Vision International Ltd. (the "Company") completed its previously announced bought deal financing with Wellington West Capital Markets Inc. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4,000,100. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share.

5. Full Description of the Material Change

   See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

   Not applicable.

7. Omitted Information

   Not applicable.

206

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

David Garland
Chief Financial Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

January 12, 2007

207


TRI-VISION
INTERNATIONAL LTD/LTEE

SCHEDULE A

News Release

Toronto Stock Exchange Symbol TVL

FOR IMMEDIATE RELEASE **SYMBOL: TVL**

Tri-Vision Closes $4 Million Bought Deal Financing

THURSDAY, JANUARY 11, 2007 - TORONTO, ONTARIO– Tri-Vision International Ltd. (TSX: TVL) is pleased to announce that it has completed its previously announced bought deal financing with Wellington West Capital Markets Inc. The financing consisted of 3,077,000 units of the Company at a price of $1.30 per unit, for gross proceeds of $4,000,100. Each unit consists of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant exercisable for an additional common share of the Company for a period of 18 months at a price of $1.60 per common share. Proceeds from this financing will be used to strengthen the treasury as well as for general working capital purposes.

The units were offered by way of a short form prospectus in the provinces of Alberta, British Columbia, Manitoba and Ontario and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale, would be unlawful.

About Tri-Vision:
Tri-Vision International Ltd/Ltée is a public company founded in 1986. Shares of the Company trade on Canada's Toronto Stock Exchange (TSX) under the symbol TVL. Tri-Vision operates two wholly-owned subsidiaries: Tri-Vision Electronics Inc. and Think Broadband Solutions Inc.

Tri-Vision Electronics Inc. - Licenses V-chip globally and owns the sole rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent No. 2,179,474 and 2,342,045. This subsidiary also markets Data Video Distribution Systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Cable TV equipment worldwide.

Think Broadband Solutions Inc. - Authorized Canadian Distributor to Canada's broadband industry for Scientific Atlanta, PCT North America, Andrew Corp. and Conax. The division specializes in digital video system design and integration, in-country equipment sales and supply, logistical support, niche product design and development, in-house and offshore manufacturing capabilities.

To receive Company news releases, please email ana@chfir.com and mention "TVL news" on the subject line.

For further information please contact:
CHF Investor Relations
Jeanny So, Broker Relations Specialist
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

To find out more about Tri-Vision International Ltd. (TSX: TVL), visit our website at www.tri-vision.ca.

208

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

2. Date of Material Change

March 26, 2007

3. News Release

A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on March 27, 2007.

4. Summary of Material Change

On March 26, 2007 Tri-Vision International Ltd. (the "Corporation") entered into a non-binding letter of intent with Wi-LAN Inc. ("Wi-LAN") for a business combination under which the Corporation's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per common share of the Corporation. Under the terms as proposed in the letter of intent, for the purposes of determining the actual exchange ratio, the value of each Wi-LAN common share would be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio would not exceed .2920 or be less than .2642 shares of Wi-LAN for each common share of the Corporation.

In the letter of intent, the Corporation has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Corporation's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of the Corporation within six months from the date of the letter of intent, the Corporation would be required to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the letter of intent are binding upon the Corporation.

The transaction is subject to satisfactory due diligence by both parties and the entering into of definitive agreements. There is no assurance that the transaction will be completed, or if completed, on the terms proposed in the letter of intent.

5. Full Description of the Material Change

See Schedule A attached hereto.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

David Garland
Chief Financial Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

March 27, 2007

210

SCHEDULE A





Wi-LAN and Tri-Vision Announce Merger

OTTAWA, Canada – March 27, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") and Tri-Vision International Ltd. (TSX: TVL) ("Tri-Vision) are pleased to announce that they have signed a non-binding letter of intent ("LOI") for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

Following the proposed Transaction, Wi-LAN would have the following attributes:

- The leading Canadian intellectual property ("IP") licensing company, with a strong communications portfolio of fundamental patents in V-chip, Wi-Fi, WiMAX, CDMA, and DSL

- Strong future cash flows from Tri-Vision's licensees. Approximately 25% of U.S. digital TV unit shipments and 98% of Canadian TV unit shipments have been licensed already, leaving significant future license revenues from both existing and future licensees. Tri-Vision owns the rights to V-chip patents in Canada, and the US where the Federal Communications Commission ("FCC") has mandated the inclusion of upgradeable V-Chips for all TV receivers and other broadcast reception devices (including VCRs, set-top boxes, and digital video recorders)

- Strong cash position, with over $100 million in cash to fund licensing operations, litigation and further IP acquisitions

- Considerable negotiation leverage across common licensing targets – combining Tri-Vision's and Wi-LAN's intellectual property greatly enhances leverage in licensing negotiations; able to pursue licensees with several patent families

Jim Skippen, President & Chief Executive Officer of Wi-LAN, said, "The combination of Wi-LAN and Tri-Vision will create a company that is more than the combined parts. It will be a world-class IP licensing company with exciting growth expected from our portfolio of essential patents. This is an excellent example of growing Wi-LAN's IP portfolio in an adjacent market. Since many of the licensing targets are similar to both companies, we believe there will be excellent synergies realized by combining the companies. We believe that this transaction represents an excellent value proposition for our shareholders and we will benefit immediately from the revenue flows from existing Tri-Vision licensees."

"Based on our calculations, and based on forecasts of DisplaySearch and IDC for digital TV and set-top box growth, the existing licenses of Tri-Vision should yield approximately $100 Million in future revenues." added Skippen. "Based on those same forecasts for growth and assuming the remainder of the Canadian and US markets are signed at the same rates as existing Tri-Vision license agreements, Wi-LAN should be able to realize total revenues of approximately $500 Million over the next nine years."

"This Transaction provides tremendous value to Tri-Vision shareholders", said Tim Collings, Tri-Vision Chairman and inventor of the company's V-chip technology. "We have always been confident in the strength of our V-chip technology, but by merging our companies we will benefit from the additional licensing experience and financial resources of Wi-LAN, particularly in the US market. We look forward to working closely with Wi-LAN's management to accelerate the growth of our business," he said.

Summary of the Transaction

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date, subject to the exchange ratio calculation described below. This would represent a premium of 41.0% to the closing price of Tri-Vision's shares on the TSX on March 26, 2007 and 41.7% to the 20-day volume weighted average trading price of Tri-Vision's shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

In the Letter of Intent, Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the Letter of Intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the Letter of Intent described in this release. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they are they will vote in favour of the Transaction.

The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following all necessary approvals.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change.

It is intended that Tri-Vision will divest its cable TV products and distribution business. As a result, the potential acquisition of Tri-Vision is consistent with Wi-LAN's stated goal of being a pure-play patent licensing company.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN, and Acumen Capital Finance Partners Limited is acting as financial advisor to Tri-Vision.

About Tri-Vision's V-chip Patents

Tri-Vision owns the rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent Nos. 2,179,474 and 2,342,045. The acquisition of Tri-Vision's V-chip technology adds to Wi-LAN's strong patent portfolio that includes Wi-Fi, CDMA, DSL, and the emerging WiMAX technology. Wi-LAN will now hold the key U.S. and Canadian patents for the upgradeable V-chip technology that has been mandated by the FCC in the United States.

March 1, 2007 marked the official date of the FCC full mandate to include the flexible V-chip technology in all digital television receivers with or without an associated display shipped in the United States. All TV receivers and other broadcast reception devices (e.g. VCRs, set-top boxes, digital video recorders, etc.) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software.

Tri-Vision's U.S. Patent licensing campaign now includes 42 licensees, representing approximately 25% of the U.S. market for digital TV sales. Tri-Vision has licensed approximately 98% of the Canadian TV market and resorted to legal action in five cases. All cases reached a favourable conclusion.

Companies which have been licensed to the U.S. and/or Canadian patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and others.

On February 17, 2009, analog television signals in the U.S. will no longer be available, and the transition to all digital broadcasting will be complete. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. Once the manufacturers are licensed, Tri-Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

Tri-Vision is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers with significant market share. As with the successful Canadian licensing campaign, it is Tri-Vision's goal to license all digital television receivers sold in the US market.

Conference Call Information – March 27, 2007 - 10:00AM EDT

Wi-LAN and Tri-Vision will conduct a conference call to discuss the potential transaction today at 10:00 AM, Eastern Time.

Participants calling from Canada or the U.S. should call toll free: 866.585.6398
Callers from other international locations should call: 416.849.9626

Participants are requested to call in 10 minutes before the start of the call.
For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

The Wi-LAN representative will be Jim Skippen, President & CEO. The Tri-Vision representative will be Tim Collings, Chairman and inventor of the V-Chip.

A replay of the call will be available until 11:59 PM EST on April 3, 2007:

- Replay Number (Toll Free): 866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 624386

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Steve Bower, CFO Wi-LAN
C: 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C1.613.864.4058
O:1.613.688.4900ext.2019
E: lbermel@wi-lan.com

David Garland, CFO Tri-Vision
O: (416) 298-8551
Email: david.garland@tri-vision.ca

Tim Collings, Chairman of the Tri-Vision Board of Directors
C: (778) 241-2047
E: collings@telus.net

TRI-VISION INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

2. Date of Material Changes

May 11, 2007

3. News Releases

A press release, attached as Schedule A hereto, was released through the facilities of the Canada Newswire disclosure network on May 11, 2007.

4. Summary of Material Change

On May 11, 2007 Tri-Vision International Ltd. (the "Company") announced that it had entered into an acquisition agreement (the "Acquisition Agreement") with Wi-LAN Inc. ("Wi-LAN") providing for the amalgamation of the Company with a wholly-owned subsidiary of Wi-LAN (the "Amalgamation"). Under the terms of the Acquisition Agreement each common share of the company would be exchanged for that fraction of a Wi-LAN common share (the "Exchange Ratio") determined by dividing C$1.72 by the volume weighted average trading price of Wi-LAN common shares on the Toronto Stock Exchange for 10 randomly selected trading days within the 20 trading day period immediately preceding closing, subject to a minimum of .2642 Wi-LAN common shares and a maximum of .2920 Wi-LAN common shares.

5. Full Description of the Material Change

The Company and Wi-LAN have entered into the Acquisition Agreement pursuant to which the Company is to be amalgamated with a wholly-owned subsidiary of Wi-LAN. Under the Amalgamation, shareholders of the Company would receive the Exchange Ratio for each common share of the Company held. The Amalgamation also contemplates that, upon the exercise of outstanding warrants of the Company, holders would receive common shares of Wi-LAN based on the Exchange Ratio. All outstanding stock options of the Company will vest prior to the closing date and will expire if not exercise prior thereto.



Wi-LAN is requiring, as a condition to the completion of the Amalgamation, that the Company shall have acquired the Canadian and U.S. V-Chip patents (the "V-Chip Patents") currently licensed to the Company on an exclusive basis for certain limited fields of use. The V-Chip Patents are to be acquired from Canadian V-Chip Design Inc. ("CVD") a Canadian company owned as to 80% by V-Chip inventor and Company Chairman Tim Collings, as to 5% by Mr. Collings' spouse Jane Collings, and as to 15% by Simon Fraser University. Pursuant to a patent sale agreement dated May 11, 2007 between CVD, CVD's wholly-owned subsidiary V-Chip Canada Enterprises Ltd., the Company and the Company's wholly-owned subsidiary Tri-Vision Electronics Inc. ("TVE"), on the completion of the Amalgamation, TVE has agreed to purchase the V-Chip Patents in consideration for the issuance by the Company of 1,077,693 common shares (the "Patent Purchase Transaction").

Upon completion of the Amalgamation, it is contemplated that Wi-LAN will enter into a consulting agreement with Tim Collings for the continuation of Mr. Collings' technical advisory services, on mutually satisfactory terms.

A break-fee of C$3.0 million will be payable by the Company in certain circumstances in the event that the Amalgamation is terminated or not completed. The Company will be entitled to an expense reimbursement of C$500,000 in the event the Amalgamation is not completed other than as a result of a default by the Company of certain closing conditions.

Pursuant to a Voting and Lock-up Agreement between Wi-LAN and shareholders of the Company representing approximately 24% of the number of currently outstanding common shares (the "Supporting Shareholders"), the Supporting Shareholders have agreed to vote in favour and otherwise support the Amalgamation transaction. The Supporting Shareholders have also agreed that they will not sell, transfer, pledge or otherwise dispose of 25% of the number of Wi-LAN common shares to be received pursuant to the Amalgamation until one year following the completion of the transaction and a further 25% of the Wi-LAN common shares to be received until two years following the completion of the transaction.

The Amalgamation is subject to all necessary shareholder and regulatory approvals. A special meeting of shareholders of the Company has been called for June 28, 2007 to consider the proposed Amalgamation and the Amalgamation will be required to be approved by two-thirds of all shares voted in person or represented by proxy as well as by a majority of disinterested shareholders.

A special committee of independent directors consisting of Bruce Daley and Bob Leshchyshen was formed to review the proposed Amalgamation transaction and to determine if it is fair to shareholders of the Company. The independent committee retained McCarthy Tétrault as its legal advisor and Acumen Capital Finance Partners Limited ("Acumen") as its financial advisor and has received a fairness opinion from Acumen indicating that the proposed Amalgamation is fair from a financial point of view to the shareholders of the Company. The special committee has unanimously recommended approval of the proposed Amalgamation by the full board of directors. The special committee has also received an assessment letter from Acumen indicating that Acumen believes that it is reasonable to conclude that the fair value of the additional rights to be acquired by the Company pursuant to the Patent Purchase Transaction will not be less than the amount of cash the Company would have received if the common shares to be issued by the Company in consideration therefor were issued for cash.

By virtue of the Patent Purchase Transaction (the "connected transaction"), the Amalgamation will constitute a "business combination" under Ontario Securities Commission Rule 61-501 (the "Rule"). In accordance with the Rule, the Amalgamation, as noted above, will be required to be approved by minority shareholders excluding Mr. Collings and his associates. The Amalgamation will however, be exempt from the valuation requirements contained in the Rule as the fair value of both the subject matter of the connected transaction and the consideration therefor did not exceed 25% of the Company's market capitalization at the relevant time.

6. Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

The following executive officer of Tri-Vision International Ltd. may be contacted for additional information:

David Garland
Chief Financial Officer
Tri-Vision International Ltd.
41 Pullman Court
Toronto, Ontario
M1X 1E4

217

Tel: (416) 298-8551
Fax: (416) 298-7976

9. Date of Report

May 16, 2007.

SCHEDULE A

Press Release





Wi-LAN Signs Definitive Agreement to Acquire Tri-Vision

Merger will create Canadian pure play intellectual property giant

OTTAWA/TORONTO, Canada – May 11, 2007 – Wi-LAN Inc. ("Wi-LAN") (TSX: WIN) and Tri-Vision International ("Tri-Vision") (TSX: TVL) today announced they have signed a definitive acquisition agreement whereby Wi-LAN will acquire Tri-Vision, consistent with the letter of intent that was announced on March 27, 2007.

Once completed, the merger will create a Canadian pure play intellectual property giant. In addition to Wi-LAN's already strong intellectual property portfolio in the wireless and telecom worlds, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission.

"I believe this is a great fit for Wi-LAN and further accelerates our growth strategy," said Jim Skippen, Wi-LAN President & CEO. "Given the significant synergies with our potential licensees, it is a definite win-win for both companies. Many of the major companies who require a V-chip license are also targets for Wi-LAN's existing portfolio. In addition to providing strong future cash flows from existing licensees, it will expand our war chest to approximately $100 million to pursue other acquisition opportunities and to handle multiple litigations."

"We believe this is an outstanding transaction for our shareholders," added Tim Collings, Chairman of Tri-Vision and inventor of the V-chip. "We have always been confident in the strength of our V-chip technology. We are particularly excited about the opportunities this partnership represents to benefit from Wi-LAN's licensing experience and litigation resources to help us enforce our patent rights, especially in the huge U.S. market. We look forward to working with their team to ensure a rapid and seamless transition."

The boards of directors of both companies have unanimously approved the transaction. The board of directors of Tri-Vision, having received the recommendation of a special committee of independent directors formed to consider the transaction, is recommending that Tri-Vision shareholders vote in favour of the transaction. Acumen Capital Finance Partners Limited has provided the Tri-Vision board of directors with a formal written opinion stating that the transaction is fair, from a financial point of view, to the holders of Tri-Vision common shares. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's outstanding common shares have agreed to vote in favour of the transaction and have signed a lock-up agreement.

Summary of the Transaction

Pursuant to the acquisition agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined by dividing $1.72 by the volume weighted average trading price of the Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less than .2642 common shares of Wi-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision will become a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision, from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a meeting of Tri-Vision shareholders as a well as a majority of the votes cast at such meeting by disinterested shareholders. The transaction is expected to be completed by late June 2007.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of Wi-LAN (the "Company") on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents

220

in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Steve Bower, CFO, Wi-LAN
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C .613.864.4058
O: 613.688.4897
E: lbermel@wi-lan.com

David Garland, CFO, Tri-Vision
O: 416.298.8551
E: david.garland@tri-vision.ca

Tim Collings, Chairman of Tri-Vision Board of Directors
C: 778.241.2047
E: collings@telus.net



EXECUTION COPY

ACQUISITION AGREEMENT

AMONG

Wi-LAN INC.

AND

TRI-VISION INTERNATIONAL LTD./LTÉE

AND

Wi-LAN ACQUISITION INC.

May 11, 2007

OTTAWA.821220 7
1101797

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT dated May 11, 2007,

A M O N G:

Wi-LAN INC., a corporation existing under the Alberta *Business Corporations Act* ("**Parent**"),

- and -

Wi-LAN ACQUISITION INC., a corporation existing under the *Business Corporations Act* (Ontario) and a wholly-owned subsidiary of Parent ("**Acquisition Sub**"),

- and -

TRI-VISION INTERNATIONAL LTD./LTÉE, a corporation existing under the *Business Corporations Act* (Ontario) ("**Tri-Vision**"),

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with the *Business Corporations Act* (Ontario), Parent, Acquisition Sub and Tri-Vision intend to enter into a business combination transaction by way of amalgamation.

B. The Board of Directors of Tri-Vision (i) has determined that the Amalgamation (as defined in Article 1) and the other transactions contemplated herein are fair to, and in the best interests of, Tri-Vision and its shareholders, (ii) has approved this Agreement, the Amalgamation and the other transactions contemplated herein, and (iii) has determined, subject to its fiduciary duties, to recommend that the shareholders of Tri-Vision adopt and approve this Agreement and approve the Amalgamation.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of Tri-Vision are entering into a Voting and Lock-Up Agreement in substantially the form attached hereto as Schedule A.

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub and Tri-Vision hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Acquisition Proposal**" means any amalgamation, arrangement, share exchange, business combination, take-over bid, merger, re-capitalization, restructuring, liquidation, sale or similar transaction involving Tri-Vision or other disposition of all or substantially all of the assets of Tri-Vision or similar transaction which would, if completed, constitute an acquisition or change of control of Tri-Vision or would, if completed, result in the sale or other disposition of all or substantially all of the assets of Tri-Vision, in a single transaction or a series of related transactions involving Tri-Vision and/or its subsidiaries, or a proposal or offer (binding or non-binding, oral or written, conditional or unconditional, or otherwise) or communication, announcement or other indication of an intention to do any of the foregoing, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Amalgamation or any transaction to which Parent or an affiliate of Parent is a party;

"**affiliate**" has the meaning ascribed thereto in the Securities Act;

"**Amalgamation**" means the amalgamation of Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision pursuant to the provisions of the OBCA on the terms and subject to the conditions set out in the Amalgamation Agreement, subject to any amendments or variations thereto in accordance with this Agreement;

"**Amalgamation Agreement**" means an amalgamation agreement providing for the Amalgamation, to be substantially in the form set out in Schedule D hereto;

"**Amalgamation Resolution**" means the special resolution of the Tri-Vision Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

"**Articles of Amalgamation**" means the articles of amalgamation of Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision in respect of the Amalgamation that are required by the OBCA to be filed with the Director;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Ottawa, Ontario, Canada;

"**Canadian Securities Administrators**" means the securities regulatory authorities in each of the provinces of Canada;

"**Certificate of Amalgamation**" means the certificate of amalgamation giving effect to the Amalgamation, issued pursuant to subsection 178(4) of the OBCA;

"**Circular**" means the notice of the meeting and accompanying management proxy circular and other materials to be sent by Tri-Vision to Tri-Vision Shareholders in connection with the Meeting;

"**Contract**" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Tri-Vision or any of its subsidiaries is a party or by which Tri-Vision or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"**control**", and any derivation thereof, means the possession, directly or indirectly, of the power to elect a majority of the members of the board of directors, in the case of a corporation, and, in the case of any other person, the power to direct the management or business of the person;

"**Director**" means the Director appointed pursuant to section 278 of the OBCA;

"**Dissent Rights**" means the rights of dissent pursuant to section 185 of the OBCA in respect of the Amalgamation;

"**Effective Date**" means the date of the Certificate of Amalgamation;

"**Effective Time**" means 9:00 a.m. (Ottawa time) on the Effective Date;

"**Environmental Condition**" means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies, standards or guidance documents of any Governmental Entity of competent jurisdiction;

"**Environmental Laws**" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

"**Environmental Permits**" means all Permits necessary under Environmental Laws for Tri-Vision and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

"**Equipment Business**" has the meaning ascribed thereto in the Tri-Vision Disclosure Letter;

"**Exchange**" means the Toronto Stock Exchange;

"**Exchange Ratio**" means that fraction of one Parent Share determined by dividing $1.72 by the Parent VWAP;

"**Financial Indebtedness**" means in relation to a person (the "**debtor**"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with GAAP, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (whether or not governmental), commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substance**" means any pollutant, contaminant, petroleum, hydrocarbons, hazardous substance, waste, hazardous material, toxic substance, dangerous or potentially dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

"**Improvements**" has the meaning ascribed thereto in Section 3.1(o)(iii);

"**including**" means including without limitation, and "include" and "includes" have a corresponding meaning;

"**Intellectual Property Rights**" means: (a) all Canadian, United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof ("**Patents**"); (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world ("**Copyrights**"); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world ("**Trademarks**"); (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; (h) all Web addresses, domain names and numbers, uniform resource locators and other names and locators associated with the Internet ("**Domain Names**"); and (i) any similar or equivalent rights to any of the foregoing anywhere in the world;

"**knowledge of Tri-Vision**" means collectively, the actual knowledge of Najmul H. Siddiqui, Qamrul Siddiqui, David Garland and Tim Collings, after due inquiry;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, codes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"**Legal Requirements**" means any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"**Licensed Tri-Vision IP**" shall mean all Tri-Vision IP other than the Owned Tri-Vision IP;

"**Lien**" means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

"**Material Adverse Effect**" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than (i) any change, effect, event, occurrence or state of facts resulting from the decision of the U.S. Supreme Court in KSR v. Teleflex, and (ii) any change, effect, event, occurrence or state of facts resulting from any change in the trading price or volume of the Tri-Vision Shares;

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**MD&A**" has the meaning ascribed thereto in Section 3.1(i)(i);

"**Meeting**" means the special meeting of Tri-Vision Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Amalgamation Resolution;

"**Non-disclosure Agreement**" means the non-disclosure agreement dated March 14, 2007 between Parent and Tri-Vision providing Parent access to confidential information of Tri-Vision in connection with or relating to this Agreement and the Transactions;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any person or its property under applicable Legal Requirements;

"**Outside Date**" means August 31, 2007, or such later date as may be agreed to in writing by the Parties;

"**Owned Real Property**" has the meaning ascribed thereto in Section 3.1(o)(i);

"**Owned Parent IP**" means all Intellectual Property Rights owned by, or filed in the name of, Parent or any of its subsidiaries;

"**Owned Tri-Vision IP**" means all Intellectual Property Rights owned by, or filed in the name of, Tri-Vision or any of its subsidiaries;

"**Parent Board of Directors**" means the board of directors of Parent, as constituted from time to time;

"**Parent Disclosure Letter**" means that certain letter dated as of even date herewith and delivered to Tri-Vision by Parent and as accepted by Tri-Vision;

"**Parent Financial Statements**" has the meaning ascribed thereto in Section 4.1(h);

"**Parent IP**" means all Intellectual Property Rights that are used or held for use by Parent or any of its subsidiaries in connection with the business of Parent and its subsidiaries;

"**Parent Material Contract**" has the meaning ascribed thereto in Section 4.1(p)(i);

"**Parent Plans**" has the meaning ascribed thereto in Section 4.1(r)(i);

"**Parent Public Disclosure Record**" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Parent after October 31, 2004;

"**Parent Shares**" means the common shares in the capital of Parent;

"**Parent Source Code**" means all source code that is part of the Owned Parent IP or the Parent products;

"**Parent VWAP**" means the volume weighted average trading price of the common shares of Parent on the Exchange for 10 trading days within the 20 trading days preceding the Effective Date mutually randomly selected by Parent and Tri-Vision, provided that (i) if such volume weighted average trading price exceeds $6.51, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $6.51, and (ii) if such volume weighted average trading price is less than $5.89, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $5.89.

"**Parties**" means Parent, Acquisition Sub and Tri-Vision and "**Party**" means any of them;

"**Permit**" means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"**person**" includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

"**Related Party Rules**" means OSC Rule 61-501 – *Insider Bids, Issuer bids, Going Private Transactions and Related Party Transactions)* and Policy Q-27 of the Québec Autorité des marchés financiers;

"**Response Period**" has the meaning ascribed thereto in Section 7.2(1)(b);

"**Returns**" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

"**Securities Act**" means the *Securities Act* (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Securities Laws**" means the Securities Act and all other applicable Canadian provincial and territorial and United States federal and state "blue sky" securities laws, and the rules and regulations thereunder;

"**Shareholder Approval**" means approval of the Amalgamation Resolution by the Tri-Vision Shareholders at the Meeting;

"**State Securities Laws**" has the meaning ascribed thereto in Section 2.10;

"**subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary, and, with respect to Parent, includes Acquisition Sub;

"**Superior Proposal**" has the meaning ascribed thereto in Section 7.1(1);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**Taxes**" or "**Tax**" means all taxes, duties, fees, premiums, assessments, imposts, levies and withholdings, however denominated, and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

"**Transaction Documents**" means this Agreement, the Voting and Lock-Up Agreement and the Amalgamation Agreement;

"**Transactions**" means, collectively, the transactions contemplated herein and in the Amalgamation Agreement;

"**Tri-Vision Board of Directors**" means the board of directors of Tri-Vision, as constituted from time to time;

"**Tri-Vision Broker Warrants**" means warrants issued effective January 11, 2007 to Wellington West Capital Markets Inc. to purchase 184,620 units of Tri-Vision at a price of $1.30 per unit, with each unit consisting of one Tri-Vision Share and one-half of one warrant to acquire a further Tri-Vision Share at a price of $1.60;

"**Tri-Vision Disclosure Letter**" means that certain letter dated as of even date herewith and delivered to Parent by Tri-Vision and as accepted by Parent;

"**Tri-Vision Financial Statements**" has the meaning ascribed thereto in Section 3.1(i);

"**Tri-Vision IP**" means all Intellectual Property Rights that are used or held for use by Tri-Vision or any of its subsidiaries in connection with the business of Tri-Vision and its subsidiaries;

"**Tri-Vision Licences**" means licences by Tri-Vision or its subsidiaries of the Tri-Vision V-chip Patents to third party customers;

"**Tri-Vision Material Contract**" has the meaning ascribed hereto in Section 3.1(q) of this Agreement;

"**Tri-Vision Material Purchase Orders**" has the meaning ascribed thereto in Section 3.1(q)(ii);

"**Tri-Vision Plans**" has the meaning ascribed thereto in Section 3.1(s);

"**Tri-Vision Public Disclosure Record**" means, collectively, all documents published or filed by Tri-Vision with the Canadian Securities Administrators during the three years prior to the date of this Agreement regardless of whether or not such document is required to be published or filed under Securities Laws;

"**Tri-Vision Shareholders**" means the registered holders of Tri-Vision Shares;

"**Tri-Vision Shares**" means the common shares in the capital of Tri-Vision;

"**Tri-Vision Source Code**" means all source code that is part of the Owned Tri-Vision IP or the Tri-Vision products;

"**Tri-Vision Stock Option**" means an option that is outstanding immediately prior to the Effective Date, to acquire Tri-Vision Shares pursuant to an option granted under the Tri-Vision Stock Option Plan;

"**Tri-Vision Stock Option Plan**" mean Tri-Vision's Stock Option Plan which permits grants of stock options to directors, officers and employees of and consultants to Tri-Vision and its subsidiaries;

"**Tri-Vision Warrants**" means the warrants issued effective January 11, 2007 to purchase 1,538,500 Tri-Vision Shares at a price of $1.60 per share, exercisable until July 11, 2008;

"**Tri-Vision V-chip Patents**" has the meaning ascribed thereto in the Tri-Vision Disclosure Letter;

"**Voting and Lock-Up Agreement**" means the voting and lock-up agreement, in the form set forth in Schedule A entered into by Parent with Najmul H. Siddiqui, Qamrul H. Siddiqui and Tim Collings on or about the date of this Agreement.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of a Party shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Voting and Lock-Up Agreement
Schedule B	-	Amalgamation Resolution
Schedule C	-	Regulatory Approvals
Schedule D	-	Amalgamation Agreement

ARTICLE 2
THE AMALGAMATION

2.1 The Amalgamation

Upon the terms and subject to the conditions set forth in this Agreement and Amalgamation Agreement, and in accordance with the OBCA, at the Effective Time, Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision shall amalgamate, as a result of which each Tri-Vision Shareholder shall be entitled to receive the number of Parent Shares per Tri-Vision Share equal to the Exchange Ratio, rounded down to the nearest whole number of shares and, in respect of any fractional Parent Shares, shall be entitled to receive cash in accordance with the Amalgamation Agreement.

2.2 News Release Announcing the Amalgamation

Subject to compliance with Securities Laws, Parent and Tri-Vision shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3 Meeting

(a) Tri-Vision shall, as promptly as practicable following the execution of this Agreement and in any event no later than June 4, 2007: (i) prepare and complete the Circular, the initial draft of which shall be prepared by Parent; (ii) as promptly as practicable thereafter, subject to obtaining any Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Tri-Vision Shareholders in accordance with applicable Law;

(b) Tri-Vision shall, subject to Section 7.1, (i) through the Tri-Vision Board of Directors, recommend that Tri-Vision Shareholders vote in favour of the Amalgamation Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Amalgamation Resolution by Tri-Vision Shareholders;

(c) subject to Section 7.1, Tri-Vision shall duly call, convene and hold the Meeting in accordance with the by-laws of Tri-Vision and applicable Laws as soon as practicable for the purpose of considering the Amalgamation Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Amalgamation Resolution shall be voted on before any other matter at the Meeting other than a special resolution to reduce the stated capital of the Tri-Vision Shares, if required, unless otherwise agreed by Parent) and Tri-Vision shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

(d) subject to Section 7.1 and except as required for quorum purposes or otherwise permitted under this Agreement, Tri-Vision shall not adjourn (except as required by Law or by valid Tri-Vision Shareholder action), and Tri-Vision shall not postpone or cancel (or propose for adjournment, postponement or cancellation) or fail to call the Meeting without Parent's prior consent, such consent not to be unreasonably withheld or delayed;

(e) subject to Section 7.1, Tri-Vision shall use commercially reasonable efforts to solicit from Tri-Vision Shareholders proxies in favour of the Amalgamation Resolution, including using the services of dealers and proxy solicitation services if so requested by Parent and at Parent's cost, and take all other action that is necessary or desirable to secure the approval of the Amalgamation Resolution by Tri-Vision Shareholders;

(f) Tri-Vision shall permit Parent and its counsel to review and comment upon drafts of all material to be filed or circulated by Tri-Vision in connection with the Amalgamation, including the Circular and any supplement or amendment thereof and Tri-Vision shall give reasonable consideration to any comments provided by Parent; and

(g) subject to the satisfaction or waiver of the other conditions herein contained in favour of each Party, within two (2) business days of the Meeting, Tri-Vision shall file Articles of Amalgamation with the Director and such other documents as may be required in connection therewith under the OBCA to give effect to the Amalgamation so that, on the Effective Date, Acquisition Sub and Tri-Vision shall amalgamate and continue as one corporation under the OBCA on the terms and conditions set out in the Amalgamation Agreement.

2.4 Securities and Corporate Compliance

(a) Tri-Vision shall diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

(b) Parent shall use commercially reasonably efforts to obtain all orders, if any, required from applicable Canadian Securities Administrators to permit the offer, sale and issuance of the Parent Shares to be issued pursuant to the Amalgamation and to permit the resale of such Parent Shares over the Exchange without any hold period, qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Canadian federal, provincial or territorial securities or other applicable Laws in Canada or pursuant to the rules and regulations of any regulatory authority administering such applicable Laws, or the fulfilment of any other legal requirement in any such Canadian jurisdiction (other than, with respect to such resale, any restrictions on transfer by reason of a holder being a "control person" of Parent for purposes of applicable Securities Laws).

(c) Each of Parent and Tri-Vision shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Tri-Vision, the holders of Tri-Vision Stock Options, as may be required to prepare the Circular or any application to Canadian Securities Administrators or other Governmental Entity and effect the Amalgamation. Each of Parent and Tri-Vision shall ensure that no information that is so furnished by it contains any untrue statement of a material fact or omits to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

(d) Parent and Tri-Vision shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Canadian Securities Administration or other Governmental Entity for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application.

(e) In the event that notice is given by a Party under Section 2.4(d) in respect of a document, the Party which filed, distributed or delivered such document shall prepare a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Tri-Vision Shareholders and filed with the applicable Canadian Securities

Administrators. For greater certainty, in the event that notice is given by a Party under Section 2.4(d) in respect of the Circular, Tri-Vision shall, if and to the extent required by applicable Law, prepare a supplement or amendment to the Circular and cause the same to be distributed to Tri-Vision Shareholders and filed with the applicable Canadian Securities Administrators; and if such notice relates to a portion of the Circular provided by Parent or Acquisition Sub expressly for incorporation into the Circular, Parent shall cooperate in the preparation of the aforementioned supplement or amendment.

2.5 Dissent

Tri-Vision shall give Parent: (a) prompt notice of any written demand for dissent received by Tri-Vision prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Tri-Vision prior to the Effective Time that relates to such demand; and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Tri-Vision shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.6 Closing

The closing of the Amalgamation will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 1500, 50 O'Connor Street, Ottawa, at 11:00 a.m. (Ottawa time) on the Effective Date or at such other place, date and time as the Parties shall agree. Each of Parent, Acquisition Sub and Tri-Vision shall deliver, at the closing of the Transactions, such customary certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably.

2.7 Preparation of Filings

Parent and Tri-Vision shall co-operate in the preparation of the Circular, the Articles of Amalgamation, the Regulatory Approvals, the business acquisition report required to be filed by Parent in connection with the Amalgamation and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transactions.

2.8 Treatment of Stock Options and Warrants

(a) The vesting period of each Tri-Vision Stock Option granted prior to the date of this Agreement, whether or not exercisable on the date hereof, shall be accelerated by the Tri-Vision Board of Directors in accordance with Section 19 of the Tri-Vision Stock Option Plan such that the vesting period of each such Tri-Vision Stock Option shall commence, in the case of each Tri-Vision Stock Option which is not exercisable on the date hereof, on the date the Tri-Vision Board of Directors specifies in its notice to the holders of such Tri-Vision Stock Options in accordance with Section 19 of the Tri-Vision Stock Option Plan and, in the case of all Tri-Vision Stock Options, shall terminate at 5:00 p.m. EDT on that date which is three (3) business days prior to the Effective Date, provided that the Tri-Vision Board of Directors shall also resolve that all Tri-Vision Stock Options shall be exercisable conditional upon the closing of the Transactions (the "**Tri Vision Option Expiry Date**"). As and from the Tri-Vision Option Expiry Date all such Tri-Vision Stock Options which have not been exercised shall be deemed to have terminated and the holders thereof shall have no further rights thereunder; provided that if the closing of the Transactions do not occur on or before August 31, 2007, each such Tri-Vision Stock Option shall be reinstated to its original terms and shall continue unamended in accordance with such terms.

(b) From and after the Effective Time, the Tri-Vision Warrants and Tri-Vision Broker Warrants, each in accordance with their respective terms, shall cease to represent a right to acquire Tri-Vision Shares and shall represent a warrant to acquire, on the same terms and conditions as were applicable under such warrants that number of Parent Shares determined by multiplying the number of Tri-Vision Shares subject to the Tri-Vision Warrants or the Tri-Vision Broker Warrants, as the case may be, by the Exchange Ratio (rounded to the nearest whole Parent Share) at a price per Parent Share equal to the applicable per share exercise price divided by the Exchange Ratio (rounded off to the nearest cent) all in accordance with their respective terms.

(c) As soon as practicable after the Effective Time, Parent shall deliver or cause to be delivered to the holders of Tri-Vision Warrants and Tri-Vision Broker Warrants appropriate notices setting forth such holders' rights pursuant to such warrants and agreements evidencing such amended warrants as altered in accordance with Section 2.8(b) and stating that such warrants have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.8).

2.9 Communications

(a) No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Amalgamation without the consent of Tri-Vision and Parent (such consent not to be unreasonably withheld or delayed).

(b) Neither Tri-Vision nor Parent shall make any filing with any Governmental Entity with respect to the Transactions without giving the other Party a reasonable opportunity to review and comment on such filing. Each of Tri-Vision and Parent shall reasonably consider comments provided by the other Party in respect of any such filing with a Governmental Entity.

(c) Sections 2.9(a) and 2.9(b) shall be subject to each Party's (and its affiliates') overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(d) Each of Parent and Tri-Vision shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Transactions, and neither Tri-Vision nor Parent shall participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the reasonable opportunity to attend and participate thereat. Each of Parent and Tri-Vision shall, upon request, furnish to the other all such information concerning it and, in the case of Tri-Vision, the Tri-Vision Shareholders, as may be reasonably required for purposes of the foregoing.

2.10 State "Blue Sky" Law Compliance

The Parties acknowledge and agree that the Parent Shares to be issued to shareholders of Tri-Vision upon the Amalgamation have not been and will not be registered or qualified under the state securities or "blue sky" laws ("**State Securities Laws**") of any state, territory or possession of the United States (including the District of Columbia). Such Parent Shares may only be delivered to holders of Tri-Vision securities in the United States in reliance upon exemptions from the registration or qualification requirements of applicable State Securities Laws. If the Parent determines that registration or qualification of the Parent Shares would be required under the State Securities Laws of a particular state in order to deliver such shares to a person in that State and that there is no available exemption from registration or qualification under the State Securities Laws of the particular State, the Parent may instead, in its sole discretion, deliver such person's Parent Shares to a selling agent outside the United States on that person's behalf, which selling agent shall, as agent for that person, sell such Parent Shares on that person's behalf over the facilities of the Exchange and have the net proceeds of such sale, less any applicable withholding taxes, delivered to that person. All Parent Shares which the selling agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the Exchange. Thereafter, the agent will forward, to each person whose Parent Shares have been sold, a cheque in Canadian dollars in an amount equal to that person's pro rata interest in the proceeds of sale of all Parent Shares so sold by the selling agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes), at that person's registered address on the books and records of Tri-Vision. In effecting the sale of any Parent Shares, the selling agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Prior to the Effective Time, Tri-Vision will provide Parent with such information regarding its registered securityholders as Parent may reasonably require in order to determine those states, territories or possessions of the United States (including the District of Columbia) in which securityholders of Tri-Vision are located as of the date of the Circular and as of the Effective Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TRI-VISION

3.1 Representations and Warranties of Tri-Vision

Tri-Vision hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Transactions:

(a) Board Approval.

(i) The Tri-Vision Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the unanimous recommendation in favour of the Amalgamation by the Special Committee of the Tri-Vision Board of Directors, has duly and unanimously adopted resolutions:

(A) authorizing and approving this Agreement and the Amalgamation;

(B) authorizing Tri-Vision to execute and deliver this Agreement;

(C) authorizing Tri-Vision to consummate this Agreement on the terms set forth herein;

(D) determining that the Transactions are fair to Tri-Vision Shareholders and is in the best interests of Tri-Vision;

(E) directing that the Amalgamation Resolution be submitted to a vote at a meeting of Tri-Vision Shareholders; and

(F) recommending that Tri-Vision Shareholders approve the Amalgamation Resolution,

which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(ii) As of the date hereof, all of the directors of Tri-Vision have advised Tri-Vision that they intend to vote or cause to be voted all Tri-Vision Shares beneficially held by them in favour of the Amalgamation Resolution, and Tri-Vision shall make a statement to that effect in the Circular.

(b) Organization and Qualification. Tri-Vision and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Tri-Vision and each of its subsidiaries is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Tri-Vision. Copies of the articles and bylaws of Tri-Vision furnished to Parent are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents. Section 3.1(b) of the Tri-Vision Disclosure Letter sets forth a correct and complete list of each jurisdiction where Tri-Vision or any of its subsidiaries has made filings for the purpose of becoming qualified, registered or otherwise authorized to do business.

(c) Authority Relative to this Agreement. Tri-Vision has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to complete the Amalgamation. The execution, delivery and performance of this Agreement have been duly authorized by the Tri-Vision Board of Directors, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Tri-Vision Board of Directors and (ii) the Shareholder Approval, no other corporate proceedings on the part of Tri-Vision are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transactions. This Agreement has been duly and validly executed and delivered by Tri-Vision and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of Tri-Vision enforceable against Tri-Vision in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violations.

(i) Neither the execution and delivery of this Agreement by Tri-Vision nor the completion of the Amalgamation, nor compliance by Tri-Vision with any of the provisions hereof will:

(A) except as set forth in Section 3.1(d) of the Tri-Vision Disclosure Letter, violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Tri-Vision or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Tri-Vision or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or bylaws or other comparable organizational documents; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Tri-Vision or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound;

(B) subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate laws and Securities Laws and obtaining the Shareholder

Approval, (1) violate any Law applicable to Tri-Vision or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or

(C) except as set forth in Section 3.1(d) of the Tri-Vision Disclosure Letter, (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Tri-Vision or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Tri-Vision Plan or restriction imposed on any asset held in connection with a Tri-Vision Plan or otherwise,

except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Tri-Vision), and except, in the case of clause (C) above, for such payments that do not in the aggregate exceed $100,000.

(ii) Subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate laws and Securities Laws and obtaining the Shareholder Approval, (A) there is no legal impediment to the execution and delivery of this Agreement by Tri-Vision, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Tri-Vision or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Tri-Vision or the completion of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(e) Capitalization.

(i) The authorized share capital of Tri-Vision consists of an unlimited number of Tri-Vision Shares and an unlimited number of preferred shares.

(ii) As of the close of business on May 9, 2007 there were issued and outstanding 59,164,814 Tri-Vision Shares, and there were outstanding no other shares of any class or series in the capital of Tri-Vision.

(iii) As of the close of business on May 9, 2007 an aggregate of 950,000 Tri-Vision Options were outstanding (whether or not vested) and an aggregate of up to 950,000 Tri-Vision Shares were issuable upon the exercise of Tri-Vision Options.

(iv) Except as set forth immediately above and otherwise specifically contemplated in this Agreement and except for the Tri-Vision Warrants, the Tri-Vision Broker Warrants and Acquisition Sub's right hereunder, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Tri-Vision of any shares in the capital of Tri-Vision (including Tri-Vision Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Tri-Vision (including Tri-Vision Shares).

(v) All outstanding Tri-Vision Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Tri-Vision Shares issuable upon the exercise of rights under the Tri-Vision Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(vi) All securities of Tri-Vision (including the Tri-Vision Shares, the Tri-Vision Options, the Tri-Vision Warrants, the Tri-Vision Broker Warrants and all other options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Tri-Vision or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Tri-Vision Shareholders on any matter. There are no outstanding contractual or other obligations of Tri-Vision or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(f) Opinion of Financial Advisor. The Tri-Vision Board of Directors and the Special Committee of the Tri-Vision Board of Directors have received the opinion, dated May 9, 2007, of Acumen Capital Finance Partners Limited (addressed to the Tri-Vision Board of Directors and the Special Committee) to the effect that, as of the date thereof and subject to the qualifications and limitations set forth therein, the Exchange Ratio to be received under the Amalgamation by the holders of Tri-Vision Shares (other than Parent, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

(g) Reporting Status and Securities Laws Matters. Tri-Vision is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Tri-Vision, and, to the knowledge of Tri-Vision, no inquiry, review or investigation (formal or informal) of any Securities Regulator or the Exchange, is in effect or ongoing or, to the knowledge of Tri-Vision, expected to be implemented or undertaken. The Transactions are not subject to the formal valuation requirements of the Related Party Rules by virtue of an exemption therefrom.

(h) Ownership of Subsidiaries. Section 3.1(h) of the Tri-Vision Disclosure Letter includes a complete and accurate list of all subsidiaries, together with each subsidiary's jurisdiction of incorporation or organization, owned, directly or indirectly, by Tri-Vision, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Tri-Vision's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Tri-Vision are, except as disclosed in Section 3.1(h) of the Tri-Vision Disclosure Letter, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Tri-Vision's subsidiaries except as set forth in Section 3.1(h) of the Tri-Vision Disclosure Letter.

(i) Reports.

(i) As of their respective dates or, where no such date is specified, the date of filing with Canadian Securities Administrators (1) Tri-Vision's audited financial statements as at and for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 (including the auditor's reports thereon, the notes thereto and related management's discussion and analysis ("**MD&A**")), Tri-Vision's unaudited interim financial statements as at and for the three months ended June 30, 2006, as at and for the six months ended September 30, 2006 and as at and for the nine months ended December 31, 2006 (including the notes thereto and related MD&A) and Tri-Vision's draft financial statements at and for the fiscal year ended March 31, 2007, as provided to the Parent (collectively, the "**Tri-Vision Financial Statements**"); (2) Tri-Vision's annual information form dated June 29, 2006 (including all documents incorporated by reference therein); (3) Tri-Vision's management information circular dated July 31, 2006 in respect of the annual meeting of Tri-Vision Shareholders for fiscal year 2006; (4) all material change reports and other documents filed with the Canadian Securities Administrators since March 31, 2004; and (v) all prospectuses and other documents filed by Tri-Vision in the offering of its securities with Canadian Securities Administrators or Exchange since March 31, 2004:

(A) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(B) complied in all material respects with Securities Laws.

(ii) The Circular will not, on the date mailed to the Tri-Vision Shareholders and at the time of the Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Tri-Vision with respect to statements made therein based on information supplied by Parent or Acquisition Sub in writing expressly for inclusion in the Circular. The Circular will comply as to form in all material respects with the provisions of Securities Laws.

(iii) The Tri-Vision Financial Statements and all financial statements of Tri-Vision and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since March 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Tri-Vision's independent auditors, (B) in the case of unaudited interim statements, such interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Tri-Vision and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Tri-Vision and its subsidiaries on a consolidated basis. Tri-Vision is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Tri-Vision's accounting policies, except as described in the notes to the Tri-Vision Financial Statements, since March 31, 2004.

(iv) Except as set forth in the Tri-Vision Financial Statements, neither Tri-Vision nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Tri-Vision nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Tri-Vision or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Tri-Vision or any of its subsidiaries in the Tri-Vision Financial Statements.

(v) Since March 31, 2004, neither Tri-Vision nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal loan to or for any director, employee or security holder of or consultant to Tri-Vision or any of its subsidiaries or to any director or employee of or consultant to any such security holder.

(j) Litigation. Except as set forth in Section 3.1(j) of the Tri-Vision Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Tri-Vision, threatened in writing and to the knowledge of Tri-Vision there are no material investigations or inquiries pending or threatened, affecting Tri-Vision or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Tri-Vision nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

(k) Taxes.

(i) Tri-Vision and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Tri-Vision Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Tri-Vision.

(ii) Tri-Vision and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those:

(A) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Tri-Vision Financial Statements; and

(B) in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Tri-Vision.

(iii) Except as provided for in the Tri-Vision Financial Statements and except as disclosed in Section 3.1(k) of the Tri-Vision Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Tri-Vision or any of its subsidiaries, and neither Tri-Vision nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Tri-Vision.

(iv) Tri-Vision and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(v) No material claim has ever been made by a taxing authority in a jurisdiction where Tri-Vision or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction. None of Tri-Vision or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority.

(l) Absence of Undisclosed Liabilities. Except as disclosed in the Tri-Vision Public Disclosure Record or the Tri-Vision Financial Statements, neither Tri-Vision nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since March 31, 2004, or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Tri-Vision.

(m) No Material Adverse Effect. Since March 31, 2006, no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Tri-Vision or any of its subsidiaries, whether or not covered by insurance, which has or had a Material Adverse Effect on Tri-Vision. During the period since March 31, 2006, Tri-Vision and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and have not taken any of the actions described in any of clauses (i) through (viii) and clause (x) of Section 5.1(d).

(n) Environmental. All operations of Tri-Vision and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Tri-Vision, there has been no use, release, threatened release, disposal, or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Tri-Vision, formerly owned or leased by Tri-Vision or any of its subsidiaries and, to the knowledge of Tri-Vision, neither Tri-Vision nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental


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Laws applicable to Tri-Vision or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. True and complete copies of all material environmental data and studies relating to and in the possession of Tri-Vision have been delivered or made available to Parent.

(o) Owned Real Property; Assets.

(i) Section 3.1(o) of the Tri-Vision Disclosure Letter sets out a list of all owned real property interests of Tri-Vision or any of its subsidiaries (the "**Owned Real Property**"). Except as disclosed in the Tri-Vision Financial Statements, Tri-Vision and/or each of its subsidiaries has good, marketable and valid title in fee simple to the Owned Real Property, free and clear of all Liens, including mortgages, other than (A) easements, zoning restrictions and restrictive covenants which do not materially interfere with the use or market value of the Owned Real Property in the operation of the business of Tri-Vision and its subsidiaries, and (B) Liens incurred not in connection with the borrowing of money which do not and would not, individually or in the aggregate, have a Material Adverse Effect on the occupancy, use or value of the affected assets.

(ii) True and complete copies of: (i) deeds, title insurance policies, certificates of title, title opinions, summaries or memoranda relating to title to the Owned Real Property, (ii) appraisals, valuations or other information evidencing the cost, assessed value and/or market value of the Owned Real Property, (iii) any surveys, real property reports, reference plans, aerial photographs and site plans, (iv) any reports or findings relating to building inspections, roof conditions, structural elements, services or other physical condition of the Improvements and Owned Real Property, and (v) materials relating to work orders, notices of violation or deficiency notices affecting the Owned Real Property, in each case within the possession or control of Tri-Vision, have been delivered to Parent.

(iii) All plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon the Owned Real Property and mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Owned Real Property, including any of the foregoing under construction (the "**Improvements**") are in good condition, repair and proper working order, having regard to their use and age, and such assets have been properly and regularly maintained.

(iv) No person has any right to purchase, option to purchase, right of first refusal or other rights with respect to any of the Owned Real Property, and no person other than Tri-Vision or its subsidiaries is using or has any right to use, or is in possession or occupancy of, any part of the Owned Real Property.

(v) Neither Tri-Vision nor its subsidiaries has received any notification of and has no knowledge of, any outstanding or incomplete work orders, deficiency notices or other current non-compliance with Laws relating to the Owned Real Property.

(vi) The current uses of the Owned Real Property are permitted under current zoning and land use regulations and Laws.

(vii) No Improvements encroach on real property not forming part of the Owned Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Owned Real Property.

(viii) Tri-Vision has no knowledge of any expropriation or condemnation or similar proceeding pending or threatened against the Owned Real Property or any part of the Owned Real Property.

(ix) All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements have been fully paid and no one is entitled to claim a lien under the *Construction Lien Act* (Ontario) or other similar legislation for such work performed by or on behalf of Tri-Vision or its subsidiaries.

(x) The Owned Real Property is fully serviced (including water, storm and sanitary sewer and electrical service) to a level sufficient to permit the operation of the business currently carried on by Tri-Vision and its subsidiaries.

(xi) There are no matters affecting the right, title and interest of Tri-Vision or its subsidiaries in and to the Owned Real Property which, in the aggregate, would materially and adversely affect the carrying on of the business upon the Owned Real Property as it has been carried on in the ordinary course by Tri-Vision and its subsidiaries.

(xii) Tri-Vision and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Tri-Vision and its subsidiaries which are used in connection with their respective businesses.

(p) Leased Real Property. Neither Tri-Vision nor its subsidiaries are currently party to any real property lease pursuant to which Tri-Vision or its subsidiaries lease any real property from a third party. Section 3.1(p) of the Tri-Vision Disclosure Letter lists all real property leases pursuant to which Tri-Vision or any of its subsidiaries lease real property to a third party. Each such lease has been validly executed and delivered by the tenant, is unmodified except as set forth in Section 3.1(p) of the Tri-Vision Disclosure Letter and is in full force and effect. Tri-Vision and its subsidiaries are not in default of any of their material obligations under any lease and there is no outstanding material dispute between Tri-Vision, its subsidiaries and the tenant in respect of any such lease.

(q) Material Contracts.

(i) Except as listed in Section 3.1(q) of the Tri-Vision Disclosure Letter or another Section of the Tri-Vision Disclosure Letter, copies of all of the following Contracts (the "**Tri-Vision Material Contracts**" which, for greater certainty, excludes the Tri-Vision Licences), have been provided to Parent:

(A) any commission or sales agreement with an employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to Tri-Vision or any of its subsidiaries, except for those agreements entered into in the ordinary course of business;

(B) any stock option plan;

(C) any fidelity or surety bond or completion bond;

(D) any lease of personal property having aggregate outstanding ongoing obligations of Tri-Vision or any of its subsidiaries in excess of $50,000;

(E) other than standard customer contracts that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Tri-Vision or any of its subsidiaries greater than the total fees paid to Tri-Vision or any of its subsidiaries under such contract, any agreement of indemnification or guaranty to any person;

(F) any agreement containing any covenant materially limiting the freedom of Tri-Vision or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

(G) any agreement relating to capital expenditures and involving future payments in excess of $50,000;

(H) other than in relation to the Transactions contemplated herein, any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(I) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $50,000);

(J) any dealer, distribution, joint marketing (including any pilot program), development, content provider, destination site or merchant agreement, joint venture, partnership, strategic alliance or agreement involving the sharing of profits, losses, costs or liabilities with any person or any development, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service of Tri-Vision or any of its subsidiaries or the products or services of any other person that involved payments by Tri-Vision and its subsidiaries of $50,000 or more in the 12 month period ended March 31, 2007;

(K) any material liability of Tri-Vision or any of its subsidiaries pursuant to a customer contract that does not limit the liability of Tri-Vision or any of its subsidiaries to the amount of the total fees paid to Tri-Vision or any of its subsidiaries under such contract;

(L) any material commitment to any customer of Tri-Vision or any of its subsidiaries or other person to develop or customize any product or service, or to customize or develop any third-party product, service or platform, in either case without compensation in an amount in excess of the cost to Tri-Vision or any of its subsidiaries to perform such commitment;

(M) any agreement pursuant to which Tri-Vision or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

(N) except as disclosed in clauses (A) through (M) above, any agreement that involved payments or receipts of more than $100,000 in the 12 month period ended March 31, 2007 or that Tri-Vision expects to involve payments or receipts of $100,000 or more, other than agreements in the ordinary and usual course of business; or

(O) any agreement, the termination or loss of which would have a Material Adverse Effect on Tri-Vision.

(ii) Section 3.1(q) of the Tri-Vision Disclosure Letter also sets forth a list of any customer or counterparty of Tri-Vision or any of its subsidiaries that had purchase orders or contracts (including for services) involving payments to Tri-Vision of more than $100,000 in the 12-month period ended March 31, 2007 (the **"Tri-Vision Material Purchase Orders"**).

(iii) None of Tri-Vision, its subsidiaries nor, to the knowledge of Tri-Vision, any of the other parties thereto, is in default or breach of, nor has Tri-Vision or its subsidiaries received any written notice of default or breach of, or termination under, any Tri-Vision Material Contract or Tri-Vision Material Purchase Order, and, to the knowledge of Tri-Vision, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. Except as set forth in Section 3.1(q) of the Tri-Vision Disclosure Letter, no Tri-Vision Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Tri-Vision and its subsidiaries) or notice (prior to or following the Effective Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions.

(iv) No state of facts exists in relation to Financial Indebtedness of Tri-Vision or any subsidiary of Tri-Vision that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(r) Permits. Tri-Vision and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. No suspension or cancellation of any of the Permits is pending or, to Tri-Vision's knowledge, threatened, which would have a Material Adverse Effect on Tri-Vision.

(s) Pension and Employee Benefits.

(i) Tri-Vision and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies, programs, practices, undertakings or arrangements, oral or written, formal or informal, which are maintained by or binding upon Tri-Vision or such subsidiary or in respect of which Tri-Vision or any of its subsidiaries has any actual or potential liability (collectively, the "**Tri-Vision Plans**") and with all applicable Laws relating thereto. Section 3.1(s) of the Tri-Vision Disclosure Letter sets out a complete and accurate list of all Tri-Vision Plans.

(ii) All of the Tri-Vision Plans are and have been (where required) established, registered, qualified, invested and administered in all material respects in accordance with all applicable Laws, and in all material respects in accordance with their terms and the terms of agreements between Tri-Vision and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of Tri-Vision, no fact or circumstance exists that could adversely affect the existing tax status of a Tri-Vision Plan.

(iii) All current obligations of Tri-Vision or any of its subsidiaries regarding the Tri-Vision Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Tri-Vision Plans except as would not have a Material Adverse Effect on Tri-Vision. All contributions or premiums required to be made by Tri-Vision or any of its subsidiaries, as the case may be, under the terms of each Tri-Vision Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Tri-Vision Plans except as would not have a Material Adverse Effect on Tri-Vision.

(iv) Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, none of the Tri-Vision Plans includes any retirement or pension plan or any retirement or pension obligations, including retirement benefits on a defined benefit basis.

(v) No Tri-Vision Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of Tri-Vision, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Tri-Vision Plan required to be registered or qualified.

(vi) All liabilities of Tri-Vision and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Tri-Vision Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Tri-Vision Financial Statements. The value of benefits that may be provided under any of the Tri-Vision Plans will not be calculated on the basis of the occurrence of the Transactions.

(vii) Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Tri-Vision or its subsidiaries other than the Tri-Vision Plans, or to make any amendments to any of the Tri-Vision Plans. Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, no Tri-Vision Plan provides benefits to any individual who is not an employee, officer or director of Tri-Vision or its subsidiaries, or the dependents or other beneficiaries of any such employee, officer or director.

(t) Employment Agreements and Collective Agreements. Except as set forth in Section 3.1(t) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries is a party or subject to or bound or governed by:

(i) any employment, retention, change of control or other agreement with any officer, employee, contractor, consultant or advisor whose base compensation (annualized) is at least $100,000;

(ii) any collective bargaining or union agreement or letter of understanding, letter of intent or other written communication with any bargaining agent, union, association or organization that may qualify as a union, or any actual or, to the knowledge of Tri-Vision, threatened application for certification or bargaining rights or apparent union organizing activities in respect of Tri-Vision or any of its subsidiaries;

(iii) any labour dispute, strike or lock-out relating to or involving any employee of Tri-Vision or any of its subsidiaries or has, in the 24 months prior to the date hereof, been a party to any such dispute, strike or lock-out; or

(iv) any claims or, to the knowledge of Tri-Vision, threatened claims arising out of or in connection with employment by Tri-Vision or any of its subsidiaries or the termination thereof that exceed, in the aggregate, $50,000.

(u) Compliance with Laws. Tri-Vision and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Tri-Vision.

(v) Intellectual Property and Software.

(i) Section 3.1(v)(i) of the Tri-Vision Disclosure Letter contains a complete and accurate list of the following Owned Tri-Vision IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant and current owner, (2) the jurisdiction of the application/registration and (3) the application or registration number. To the knowledge of Tri-Vision, none of the material Owned Tri-Vision IP is invalid or unenforceable.

(ii) To the knowledge of Tri-Vision, in each case in which Tri-Vision or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Tri-Vision IP from another person, Tri-Vision or its appropriate subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

(iii) Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter contains a complete and accurate list of all material Contracts (A) under which Tri-Vision or any of its subsidiaries uses or has the right to use any Licensed Tri-Vision IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Tri-Vision or incorporated by Tri-Vision into any Tri-Vision products (B) under which Tri-Vision or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Tri-Vision IP (which, for greater certainty, include Tri-Vision Licences), other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Tri-Vision or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Tri-Vision Source Code or which creates or governs any source code escrow arrangement (such Contracts referred to in the foregoing clauses (A) and (B) being referred to herein as the **"Tri-Vision IP Agreements"**). Except as set forth in Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries has granted to any other person any material exclusive license or other exclusive rights under any Tri-Vision IP that is still in effect. Except as set forth in Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, no third parties to the Tri-Vision IP Agreements are in material breach thereof and there are no material pending disputes regarding the scope of such Tri-Vision IP Agreements, performance under the Tri-Vision IP Agreements, or with respect to payments made or received under such Tri-Vision IP Agreements. Except as set forth in Section 3.1(v) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, all Tri-Vision IP Agreements are binding and are in full force and effect.

(iv) To the knowledge of Tri-Vision, the Owned Tri-Vision IP, together with the Licensed Tri-Vision IP, is sufficient for the conduct of the business of Tri-Vision and its subsidiaries as currently conducted.

(v) Tri-Vision and its subsidiaries own all right, title and interest in the Owned Tri-Vision IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the Tri-Vision IP Agreements and (B) non-exclusive licenses granted by Tri-Vision and its subsidiaries in the ordinary course of business.

(vi) Neither Tri-Vision nor any of its subsidiaries possess any material trade secrets.

(vii) To the knowledge of Tri-Vision, none of the products or services of Tri-Vision or any of its subsidiaries nor any other aspect of the conduct of Tri-Vision's or its subsidiaries' respective businesses has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party.

(viii) Other than as disclosed in Section 3.1(j) of the Tri-Vision Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Tri-Vision, filed or threatened with respect to, and Tri-Vision has not been notified in writing of, any alleged infringement or other violation in any material respect by Tri-Vision or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in Section 3.1(j) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, there is no pending claim or claim threatened in writing challenging the validity or enforceability of, or contesting Tri-Vision's or any of its subsidiaries' ownership of or other rights with respect to any of the Tri-Vision IP. Tri-Vision and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Tri-Vision IP.

(ix) Except as set forth in Section 3.1(v)(ix) of the Tri-Vision Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Tri-Vision IP Agreement or any loss of rights in or to any Tri-Vision IP that is material to the business of Tri-Vision and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Tri-Vision or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

(x) Except as specified in Section 3.1(v)(x) of the Tri-Vision Disclosure Letter, no Tri-Vision product (including any Tri-Vision product currently under development) contains or is distributed with any code that is, in whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including without limitation any obligation or condition under any "open source" license). No Tri-Vision product is subject to any license terms that require, or condition the use or distribution of such Tri-Vision product on, the disclosure, licensing or distribution of any source code for any portion of such Tri-Vision product.

(xi) To the knowledge of Tri-Vision, no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Tri-Vision Source Code. The consummation of the Transactions will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Tri-Vision Source Code for any current Tri-Vision product, nor to the knowledge of Tri-Vision, that would require release of any source code for any former Tri-Vision product.

(xii) Tri-Vision's and its subsidiaries' collection and dissemination of personal customer information in connection with their respective businesses has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by Tri-Vision and its subsidiaries and any applicable Legal Requirements.

(xiii) There are no currently pending or, to Tri-Vision's knowledge, threatened warranty claims with respect to any Tri-Vision product. Section 3.1(v)(xiii) of the Tri-Vision Disclosure Letter contains copies of the terms of Tri-Vision's and its subsidiaries' current forms of standard product warranties. Except as set forth in Section 3.1(v)(xiii) of the Tri-Vision Disclosure Letter, Tri-Vision and its subsidiaries have made no express warranties with respect to any Tri-Vision products other than such standard product warranties. There are no written notices by any Governmental Entity or any product testing laboratory stating that any product of Tri-Vision and its subsidiaries is unsafe or fails to meet any standards promulgated by such Governmental Entity or testing laboratory.

(xiv) There are no currently pending or, to Tri-Vision's knowledge, threatened warranty or other claims with respect to services provided by Tri-Vision or any of its subsidiaries to any person.

(w) Insurance. Tri-Vision and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Tri-Vision and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Tri-Vision and its subsidiaries have such policies of insurance as are listed in Section 3.1(w) of the Tri-Vision Disclosure Letter, and Tri-Vision is in compliance with all requirements with respect thereto.

(x) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of Tri-Vision, on behalf of Tri-Vision or its subsidiaries that would cause Tri-Vision or its subsidiaries to be in violation of the Foreign Corrupt Practices Act of the United States of America or the *Corruption of Foreign Public Officials Act* (Canada).

(y) Brokers and Advisors. Except for Acumen Capital Finance Partners Limited, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Tri-Vision in connection with this Agreement. Tri-Vision has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof.

(z) Investment Canada Act. Neither Tri-Vision nor any of its subsidiaries is engaged in a "cultural business" for purposes of subsection 14.1(5) of the *Investment Canada Act* (Canada).

(aa) Books and Records. The financial books, records and accounts of Tri-Vision and its subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Tri-Vision and its subsidiaries and (iii) accurately and fairly reflect the basis for the Tri-Vision Financial Statements. Tri-Vision has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Tri-Vision's and its subsidiaries' corporate records and minute books have been maintained in compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

(bb) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Tri-Vision or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Tri-Vision or such subsidiary, except as would not have a Material Adverse Effect on Tri-Vision.

(cc) Disclosure/Internal Controls. Tri-Vision has designed disclosure controls and procedures to ensure that material information relating to Tri-Vision, including its subsidiaries, is made known to the management of Tri-Vision by others within those entities. Tri-Vision's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Tri-Vision's auditors (i) all significant deficiencies in the design or operation of the internal controls that are reasonably likely to adversely affect Tri-Vision's ability to record, process, summarize and report financial data and have identified for Tri-Vision's auditors any material weakness in internal controls, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Tri-Vision's internal controls.

(dd) Financial Institution. Tri-Vision is not a "financial institution" for the purpose of Section 142.2 of the Tax Act.

(ee) U.S. Securities Law Matters. Tri-Vision:

(i) is a "foreign private issuer" within the meaning of Rule 405 under the U.S. Securities Act of 1933 (the "**1933 Act**");

(ii) acknowledges and agrees that the Parent will be relying on the exemption from the registration requirements of the 1933 Act afforded by Rule 802 thereunder in connection with the offer, sale and delivery of its securities issued upon the Amalgamation to holders of securities of Tri-Vision in the United States;

(iii) does not currently have, and did not or will not have on the date which is thirty days prior to the date of the Circular, more than 10% of the holders of any class of its securities that are resident in the United States, as calculated in accordance with Rule 800(h) under the 1933 Act; and

(iv) did not, as of May 7, 2007, have registered holders of any class of its securities in any state, possession or territory of the United States (including the District of Columbia), other than Michigan, Arizona, California, Washington, New York, Oregon, Arkansas, Minnesota, New Jersey, Maryland, Kansas, Texas, Idaho, Colorado, Connecticut, North Carolina, Oklahoma, Utah, New Hampshire, Virginia, Alabama, Florida, Ohio, Rhode Island, Nebraska and Pennsylvania.

3.2 Survival of Representations and Warranties

The representations and warranties of Tri-Vision contained in this Agreement shall survive, and shall not be affected by, any investigation of the subject matter thereof by Parent, Acquisition Sub or any affiliate thereof or by any representative of any of the foregoing, or any knowledge of any such person with respect thereto. The representations and warranties of Tri-Vision contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

4.1 Representations and Warranties of Parent and Acquisition Sub

Parent and Acquisition Sub hereby represent and warrant to and in favour of Tri-Vision as follows and acknowledges that Tri-Vision is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Transactions:

(a) Board Approval. Each of the Parent Board of Directors and the board of directors of Acquisition Sub, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly and unanimously adopted resolutions:

(i) authorizing and approving this Agreement and the Amalgamation;

(ii) authorizing Parent or Acquisition Sub, as applicable, to execute and deliver this Agreement; and

(iii) authorizing Parent or Acquisition Sub, as applicable, to consummate this Agreement on the terms set forth herein,

which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(b) Organization and Qualification. Parent and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Parent and each of its subsidiaries, except as set forth in Section 4.1.(b) of the Parent Disclosure Letter, is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Parent. Copies of the articles and bylaws of Parent furnished to Tri-Vision are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.

(c) Authority Relative to this Agreement. Each of Parent and Acquisition Sub has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to complete the Amalgamation. The execution, delivery and performance of this Agreement have been duly authorized by the Parent Board of Directors and the board of directors of Acquisition Sub, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by Tri-Vision, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violations.

(i) Neither the execution and delivery of this Agreement by Parent or Acquisition Sub nor the completion of the Amalgamation, nor compliance by Parent and Acquisition Sub with any of the provisions hereof will:

(A) violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Parent or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Parent or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or bylaws or other comparable organizational documents; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Parent or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound;

(B) subject to obtaining the Regulatory Approvals (1) violate any Law applicable to Parent or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or

(C) (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Parent or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Parent Plan or restriction imposed on any asset held in connection with a Parent Plan or otherwise,

(except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Parent).

(ii) Subject to obtaining the Regulatory Approvals, (A) there is no legal impediment to the execution and delivery of this Agreement by Parent or Acquisition Sub, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Parent or Acquisition Sub or the completion of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(e) Capitalization.

(i) The authorized share capital of Parent consists of an unlimited number of Parent Shares and an unlimited number of preferred shares.

(ii) As of the close of business on May 7, 2007 there were issued and outstanding 75,167,060 Parent Shares, and there were outstanding no other shares of any class or series in the capital of Parent.

(iii) As of the close of business on May 7, 2007 an aggregate of 3,549,000 Parent Options were outstanding (whether or not vested) and an aggregate of up to 3,549,000 Parent Shares were issuable upon the exercise of Parent Options.

(iv) As of the close of business on May 7, 2007, warrants to purchase 103,560 Parent Shares and deferred stock units to purchase 26,348 Parent Shares are outstanding.

(v) Except as set forth above and except for the issuance of Parent Shares in connection with the Transactions, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Parent of any shares in the capital of Parent (including Parent Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Parent (including Parent Shares).

(vi) All outstanding Parent Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Parent Shares issuable upon the exercise of rights under the Parent Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(vii) When issued in accordance with this Agreement and the Amalgamation Agreement, the Parent Shares will be duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to, nor would they be issued in violation of, any pre-emptive rights.

(viii) All securities of Parent (including the Parent Shares and the Parent Options and all options, rights or other convertible or exchangeable securities) have been, and upon issuance in accordance with this Agreement and the Acquisition Agreement, the Parent Shares will be, issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Parent or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Parent Shareholders on any matter. There are no outstanding contractual or other obligations of Parent or any subsidiary to repurchase, redeem or



otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(f) Reporting Status and Securities Laws Matters. Parent is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. Except as set forth in Section 4.1(f) of the Parent Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Parent, and, to the knowledge of Parent, no inquiry, review or investigation (formal or informal) of any Securities Regulator or the Exchange, is in effect or ongoing or, to the knowledge of Parent, expected to be implemented or undertaken.

(g) Ownership of Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Parent's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Parent, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Parent's subsidiaries except as set forth in Section 4.1(g) of the Parent Disclosure Letter.

(h) Reports.

(i) As of their respective dates or, where no such date is specified, the date of filing with Canadian Securities Administrators (1) Parent's audited financial statements as at and for the fiscal years ended October 31, 2006, October 31, 2005 and October 31, 2004 (including the auditor's reports thereon, the notes thereto and related MD&A, and Parent's unaudited interim financial statements as at and for the three months ended January 31, 2007 (including the notes thereto and related MD&A) (collectively, the "**Parent Financial Statements**"); (2) Parent's annual information form dated January 20, 2007 (including all documents incorporated by reference therein); (3) Parent's management information circular dated March 21, 2007 in respect of the annual meeting of Parent Shareholders for fiscal year 2006; (4) all material change reports and other documents filed with the Canadian Securities Administrators since October 31, 2004; and (v) all prospectuses and other documents filed by Parent in the offering of its securities with Canadian Securities Administrators or the Exchange since October 31, 2004:

(A) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(B) complied in all material respects with Securities Laws.

(ii) The Parent Financial Statements and all financial statements of Parent and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since October 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Parent's independent auditors, (B) in the case of unaudited interim statements, such interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Parent and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Parent and its subsidiaries on a consolidated basis. Parent is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Parent's accounting policies, except as described in the notes to the Parent Financial Statements, since October 31, 2004.

(iii) Except as set forth in the Parent Financial Statements, neither Parent nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Parent or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any of its subsidiaries in the Parent Financial Statements.

(i) Litigation. Except as set forth in Section 4.1(i) of the Parent Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened and to the knowledge of Parent there are no material investigations or inquiries pending or threatened, affecting Parent or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Parent nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

(j) Taxes.

(i) Parent and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 4.1(j) of the Parent Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

(ii) Except as provided for in the Parent Financial Statements and except as disclosed in Section 4.1(j) of the Parent Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Parent or any of its subsidiaries, and neither Parent nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

(iii) Parent and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those:

(A) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Parent Financial Statements; and

(B) in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Parent.

(k) Absence of Undisclosed Liabilities. Except as disclosed in the Parent Public Disclosure Record or the Parent Financial Statements, neither Parent nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since October 31, 2004, or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Parent.

(l) No Material Adverse Effect. Since October 31, 2006, no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Parent or any of its subsidiaries, whether or not covered by insurance, which has or had a Material Adverse Effect on Parent. During the period since October 31, 2006, Parent and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

(m) Environmental. All operations of Parent and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Parent, there has been no use, release, threatened release, disposal, or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Parent, formerly owned or leased by Parent or any of its subsidiaries and, to the knowledge of Parent, neither Parent nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental Laws applicable to Parent or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Parent. True and complete copies of all material environmental data and studies relating to and in the possession of Parent have been delivered or made available to Tri-Vision.

(n) Owned Real Property; Assets. Neither Parent nor its subsidiaries owns any real property. Parent and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Parent and its subsidiaries which are used in connection with their respective businesses.

(o) Leased Real Property. Each real property lease to which Parent or any of its subsidiaries is a party has been validly executed and delivered by the tenant and is in full force and effect. Each such lease represents the entire agreement between the landlord and the tenant in respect of the leased premises. Parent and its subsidiaries are not in default of any of their material obligations under any such lease and there is no outstanding material dispute between Parent, its subsidiaries and the landlord in respect of any such lease.

(p) Material Contracts.

(i) "**Parent Material Contract**" means:

(A) any license of Parent IP to an arm's length third party;

(B) any stock option plan;

(C) any lease of personal property having aggregate outstanding ongoing obligations of Parent or any of its subsidiaries in excess of $50,000;

(D) other than standard customer contracts that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Parent or any of its subsidiaries greater than the total fees paid to Parent or any of its subsidiaries under such contract, any agreement of indemnification or guaranty to any person;

(E) any agreement containing any covenant materially limiting the freedom of Parent or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

(F) any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(G) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $50,000);

(H) to the knowledge of Parent, any agreement pursuant to which Parent or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

(I) any agreement, the termination or loss of which would have a Material Adverse Effect on Parent.

(ii) None of Parent, its subsidiaries nor, to the knowledge of Parent, any of the other parties thereto, is in default or breach of, nor has Parent or its subsidiaries received any written notice of default or breach of, or termination under, any Parent Material Contract and, to the knowledge of Parent, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth in Section 4.1(p) of the Parent Disclosure Letter, no Parent Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Parent and its subsidiaries) or notice (prior to or following the Effective Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions.

(q) Permits. Parent and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No suspension or cancellation of any of the Permits is pending or, to Parent's knowledge, threatened, which would have a Material Adverse Effect on Parent.

(r) Pension and Employee Benefits.

(i) Parent and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies, programs, practices, undertakings or arrangements, oral or written, formal or informal, which are maintained by or binding upon Parent or such subsidiary or in respect of which Parent or any of its subsidiaries has any actual or potential liability (collectively, the "**Parent Plans**") and with all applicable Laws relating thereto.

(ii) None of the Parent Plans includes any retirement or pension plan or any retirement or pension obligations, including retirement benefits on a defined benefit basis.

(s) Employment Agreements and Collective Agreements. Neither Parent nor any of its subsidiaries is a party or subject to or bound or governed by:

(i) any collective bargaining or union agreement or any actual or, to the knowledge of Parent, threatened application for certification or bargaining rights in respect of Parent or any of its subsidiaries; or

(ii) any labour dispute, strike or lock-out relating to or involving any employee of Parent or any of its subsidiaries or has, in the 24 months prior to the date hereof, been a party to any such dispute, strike or lock-out.

(t) Compliance with Laws. Parent and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Parent.

(u) Intellectual Property and Software.

(i) To the knowledge of Parent, none of the material Owned Parent IP is invalid or unenforceable.

(ii) Section 4.1(u)(ii) of the Parent Disclosure Letter contains a complete and accurate list of the following Owned Parent IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant and current owner, (2) the jurisdiction of the application/registration and (3) the application or registration number.

(iii) To the knowledge of Parent, in each case in which Parent or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Parent IP from another person, Parent or its appropriate subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

(iv) **"Parent IP Agreements"** means all material Contracts (A) under which Parent or any of its subsidiaries uses or has the right to use any Licensed Parent IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Parent or incorporated by Parent into any Parent products (B) under which Parent or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Parent IP, other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Parent or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Parent Source Code or which creates or governs any source code escrow arrangement. To the knowledge of Parent, no third parties to the Parent IP Agreements are in material breach thereof. To the knowledge of Parent, there are no material pending disputes regarding the scope of such Parent IP Agreements, performance under the Parent IP Agreements, or with respect to payments made or received under such Parent IP Agreements. To the knowledge of Parent, all Parent IP Agreements are binding and are in full force and effect.

(v) To the knowledge of Parent, the Owned Parent IP, together with the Licensed Parent IP, is sufficient for the conduct of the business of Parent and its subsidiaries as currently conducted.

(vi) Parent and its subsidiaries own all right, title and interest in the Owned Parent IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the Parent IP Agreements and (B) non-exclusive licenses granted by Parent and its subsidiaries in the ordinary course of business.

(vii) Parent and each of its subsidiaries have taken reasonable and appropriate steps to protect and preserve the confidentiality of the trade secrets that comprise any part of the Parent IP and, to the knowledge of Parent, there has been no material unauthorized use, disclosure or infringement of any such trade secrets by any person. Parent and its subsidiaries have a policy requiring all employees, consultants and contractors to execute confidentiality and invention assignment agreements substantially in Parent's standard form previously provided to Tri-Vision. Parent and its subsidiaries have obtained from all persons (including employees, consultants and contractors) who have created any material portion of, or otherwise who would have any material rights in or to, the Owned Parent IP valid and enforceable written assignments of any such work, invention, improvement or other rights in favour of Parent and its subsidiaries.



(viii) Other than as disclosed in Section 4.1(i) of the Parent Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Parent, filed or threatened with respect to, and Parent has not been notified in writing of, any alleged infringement or other violation in any material respect by Parent or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in Section 4.1(i) of the Parent Disclosure Letter, to the knowledge of Parent, there is no pending or threatened claim challenging the validity or enforceability of, or contesting Parent's or any of its subsidiaries' ownership of or other rights with respect to any of the Parent IP. Parent and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Parent IP.

(ix) The execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Parent IP Agreement or any loss of rights in or to any Parent IP that is material to the business of Parent and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Parent or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

(v) Insurance. Parent and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Parent and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Parent is in compliance with all requirements with respect to all such policies of insurance.

(w) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of Parent, on behalf of Parent or its subsidiaries that would cause Parent or its subsidiaries to be in violation of the Foreign Corrupt Practices Act of the United States of America or the *Corruption of Foreign Public Officials Act* (Canada).

(x) Books and Records. The financial books, records and accounts of Parent and its subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its subsidiaries and (iii) accurately and fairly reflect the basis for the Parent Financial Statements. Parent has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Parent's and its subsidiaries' corporate records and minute books have been maintained in compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

(y) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Parent or such subsidiary, except as would not have a Material Adverse Effect on Parent.

(z) Parent Shares. The Parent Shares to be issued pursuant to the Amalgamation will, upon issue, be issued as fully-paid and non-assessable shares and will be freely tradable over the Exchange without any hold period, qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any United States or Canadian federal, state, provincial or territorial securities or other applicable Laws or pursuant to the rules and regulations of any regulatory authority administering such applicable Laws, or the fulfilment of any other legal requirement in the United States or any such Canadian jurisdiction (other than, with respect to such resale, any restrictions on transfer by reason of a holder being a "control person" of Parent for purposes of applicable Securities Laws and other than the fulfilment of the listing conditions imposed by the Exchange in respect of the listing thereon of the Parent Shares).

4.2 Survival of Representations and Warranties

The representations and warranties of Parent and Acquisition Sub contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1 Covenants of Tri-Vision Regarding the Conduct of Business

Tri-Vision covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is set forth in Section 5.1 of the Tri-Vision Disclosure Letter:

(a) the business of Tri-Vision and its subsidiaries shall be conducted only, and Tri-Vision and its subsidiaries shall not take any action except in the usual and ordinary course of business consistent with past practice, and Tri-Vision shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, customers, employees, goodwill and business relationships;

(b) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Tri-Vision Shares owned by any person or the securities of any subsidiary owned by a person other than Tri-Vision or a subsidiary of Tri-Vision; (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Tri-Vision or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Tri-Vision or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Tri-Vision or its subsidiaries in any manner), other than (A) the issuance of Tri-Vision Shares issuable pursuant to the terms of the Tri-Vision Options, Tri-Vision Warrants and Tri-Vision Broker Warrants that are outstanding as of the date of this Agreement, or (B) transactions between two or more Tri-Vision wholly-owned subsidiaries or between Tri-Vision and a Tri-Vision wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Tri-Vision wholly-owned subsidiaries or between Tri-Vision and a Tri-Vision wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tri-Vision or any of its subsidiaries, or undertake any merger, consolidation or reorganization of Tri-Vision or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) Tri-Vision shall promptly notify Parent in writing of any circumstance or development that has had or would have a Material Adverse Effect on Tri-Vision or any change in any material fact set forth in the Tri-Vision Disclosure Letter;

(d) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except sales of inventory or obsolete items in the ordinary course of business consistent with past practice, sell, pledge, lease, dispose of or encumber any assets of Tri-Vision or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person except for purchases of inventory in the ordinary course of business; (iv) incur any indebtedness for borrowed money or for any other liability or obligation of a financial nature or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Tri-Vision Financial Statements or made in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) without the approval in writing by Parent, such approval not to be unreasonably withheld or delayed, make or commit to make capital expenditures that are, in the aggregate, in excess of $50,000; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law or as set forth in the Tri-Vision Financial Statements; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time; or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Tri-Vision Material Contract (including Tri-Vision Material Contracts listed or referred to in the Tri-Vision Disclosure Letter) outside the ordinary course of business consistent with past practice;

(f) neither Tri-Vision nor any of its subsidiaries shall orally or in writing (i) grant to any officer, director or employee of Tri-Vision or any of its subsidiaries an increase in compensation in any form, except in the ordinary course of business and upon receipt of approval in writing by the Parent, such approval not to be unreasonably withheld or delayed, (ii) grant any general salary increase, (iii) commit to or make any loan to any officer, director or employee of Tri-Vision or any of its subsidiaries, (iv) take any action with respect to the grant of any bonus or similar payment or benefit to, or the grant of any severance, retention, retirement, change of control or termination pay to or the entering into of any employment agreement with any officer, director or employee of Tri-Vision or any of its subsidiaries (other than as required by applicable Law or employment agreements, or severance plans, agreements or arrangements in existence on the date of this Agreement), (v) increase any benefits payable under its current severance, change of control or termination pay policies, or (vi) adopt or amend in any material respect or make any voluntary contribution to any Tri-Vision Plan;

(g) Tri-Vision shall not, and shall not permit any of its subsidiaries to, hire any employee without the approval in writing of Parent;

(h) Tri-Vision shall, whether through the Tri-Vision Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Tri-Vision Options and the acceleration of outstanding Tri-Vision Stock Options in accordance with Section 2.8 under the Tri-Vision Stock Option Plan but shall not otherwise amend, vary or modify the Tri-Vision Stock Option Plan or any Tri-Vision Options;

(i) Tri-Vision shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, in excess of $100,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Amalgamation;

(j) Tri-Vision shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Tri-Vision or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Tri-Vision or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof; and

(k) Tri-Vision shall not approve, adopt or implement a shareholder rights plan or similar poison pill arrangement.

5.2 Covenants of Tri-Vision Regarding the Performance of Obligations

Subject to Section 7.1, Tri-Vision shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Tri-Vision or any of its subsidiaries under this Agreement, and co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and, without limiting the generality of the foregoing, Tri-Vision shall and, where appropriate, shall cause its subsidiaries to:

(a) use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Tri-Vision or its subsidiaries with respect to the Amalgamation;

(b) use commercially reasonable efforts to obtain the requisite approvals of the Tri-Vision Shareholders to the Amalgamation Resolution including participating in presentations to Tri-Vision Shareholders, except to the extent that the Tri-Vision Board of Directors has withdrawn, modified or qualified its recommendation to shareholders in accordance with the terms of this Agreement;

(c) advise Parent as requested, and on a daily basis on each of the last seven business days prior to the Meeting, as to the aggregate tally of the proxies and votes received in respect of the Meeting and all matters to be considered at such Meeting;

(d) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tri-Vision or any of its subsidiaries in connection with the Transactions from other parties to any material loan agreements, leases, licenses or other Tri-Vision Material Contracts;

(e) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Tri-Vision or other order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement;

(f) provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Transactions;

(g) promptly advise Parent orally and, if then requested, in writing:

(i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Tri-Vision contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii) of any event, change or development that has a Material Adverse Effect in respect of Tri-Vision; and

(iii) of any material breach by Tri-Vision of any covenant or agreement contained in this Agreement; and

(h) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Tri-Vision or any of its subsidiaries which are required in order to consummate the Amalgamation under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Tri-Vision shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or could reasonably be expected to be material to Tri-Vision or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

(i) furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Tri-Vision in connection with the Amalgamation or the Meeting with any Governmental Entity in connection with, or in any way affecting, the Transactions;

(j) defend all lawsuits or other legal, regulatory or other proceedings against Tri-Vision challenging or affecting this Agreement or completing the Amalgamation;

(k) use commercially reasonable efforts to assist in effecting the resignations of the Tri-Vision directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

(l) use commercially reasonable efforts to: (i) assist Parent in obtaining all Regulatory Approvals; (ii) obtain all necessary or desirable consents, waivers or approvals under Tri-Vision Material Contracts; provided that Tri-Vision and its subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Tri-Vision obtaining such consents, waivers or approvals; and (iii) give all necessary or desirable notices under Tri-Vision Material Contracts;

(m) provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent;

(n) provide lists of Tri-Vision Shareholders prepared by its transfer agent as well as a security position listing from each depositary, including The Canadian Depositary for Securities Limited, and deliver any such lists to Parent promptly following the date hereof and promptly deliver to Parent upon demand thereafter supplemental lists setting out changes thereto;

(o) subject to applicable Laws, effect such reorganizations of its business, operations and assets or such other transactions as Parent may request, acting reasonably (each a "Pre-Acquisition Reorganization") and co-operate with Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Tri-Vision or the Tri-Vision Shareholders, or would not impede or materially delay the completion of the Transactions. Parent shall provide written notice to Tri-Vision of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Effective Time. Upon receipt of such notice, Parent and Tri-Vision shall, if Tri-Vision is required to do so pursuant to the immediately preceding sentence, work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Parent does not acquire all of the Tri-Vision Shares, Parent shall promptly reimburse Tri-Vision for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and

(p) use commercially reasonable efforts to, not later than the Effective Date, either (i) sell and transfer all of the assets and obligations of the Equipment Business on terms satisfactory to Parent, acting reasonably; or (ii) terminate the operations of the Equipment Business, with no ongoing obligations or liabilities other than those satisfactory to Parent, acting reasonably.

(q) promptly complete its determination of whether Tri-Vision is or has been subject to any obligation to register any class of its securities pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the "**1934 Act**") and, in the event Tri-Vision is or was so required to register, shall forthwith furnish to the Securities and Exchange Commission (the "**SEC**") the information required by Rule 12g3-2(b)(1)(i),(ii) and (iii) of the 1934 Act and shall use its best efforts to obtain confirmation from the SEC that it is entitled to rely upon the exemption from the registration requirements of the 1934 Act afforded by Rule 12g3-2(b).

5.3 Covenants of Parent Regarding the Performance of Obligations

Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Tri-Vision in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

(a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Amalgamation under this Agreement and, in doing so, keep Tri-Vision reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Tri-Vision with copies of all related applications and notifications excluding any part thereof constituting confidential and/or privileged information, in draft form, in order for Tri-Vision to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations;

(b) use commercially reasonable efforts to: (i) assist Tri-Vision in obtaining the Regulatory Approvals referred to in Section 5.2(h); and (ii) assist Tri-Vision in obtaining all consents, waivers or approvals that Tri-Vision is to use commercially reasonable efforts to obtain pursuant to Section 5.2(d), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Tri-Vision obtaining such consents, waivers or approvals;

(c) furnish promptly to Tri-Vision a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Amalgamation or the Meeting with any Governmental Entity in connection with, or in any way affecting, the Transactions excluding any part thereof constituting confidential and/or privileged information;

(d) defend all lawsuits or other legal, regulatory or other proceedings against Parent or Acquisition Sub challenging or affecting this Agreement or completing the Amalgamation;

(e) without the consent of Tri-Vision, which shall not be unreasonably withheld or delayed, not amend any of the Voting and Lock-Up Agreement, each of which provide for, among other things, the particular Tri-Vision shareholder who is a party to the Voting and Lock-Up Agreement voting in favour of the Amalgamation at the Meeting; and

(f) promptly advise Tri-Vision orally and, if then requested, in writing:

(i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Parent or Acquisition Sub contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii) of any event, change or development that has a Material Adverse Effect in respect of Parent;

(iii) of any material breach of Parent or Acquisition Sub of any covenant or agreement contained in this Agreement; and

(g) without the consent of Tri-Vision, which consent shall not be unreasonably withheld or delayed, not directly or indirectly do, or permit to occur any of the following:

(i) split, combine or reclassify any of the Parent Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Parent Shares; and

(ii) redeem, purchase or offer to purchase, or permit any of its subsidiaries to redeem, purchase or offer to purchase, any Parent Shares and any options or obligations or rights under existing contracts, agreements and commitments.

5.4 Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Amalgamation, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Amalgamation; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to complete, the Amalgamation; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(b) it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with Section 8.2(1), or which could reasonably be expected to impede the consummation of the transactions contemplated by this Agreement.

5.5 Deliveries

(a) In connection with the Effective Time, Tri-Vision shall deliver to Parent: (a) a certificate of status for Tri-Vision issued pursuant to the OBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Tri-Vision Board of Directors and the Tri-Vision Shareholders approving the Transactions; (c) a certified copy of Tri-Vision's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

(b) In connection with the Effective Time, Parent shall deliver to Tri-Vision: (a) a certificate of status for Parent issued pursuant to the Alberta Business Corporations Act dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Parent Board of Directors approving the Transactions; (c) a certified copy of Parent's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Tri-Vision may reasonably request.

ARTICLE 6
CONDITIONS TO AMALGAMATION

6.1 Conditions to the Obligations of Each Party

The respective obligations of Parent and Tri-Vision to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) *Tri-Vision Shareholder Approval.* The Amalgamation Resolution shall have been approved, adopted and authorized by the Shareholder Approval at the Meeting, or at any adjournment or postponement thereof, in accordance with the OBCA.

(b) *No Contrary Order.* No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Amalgamation illegal or otherwise preventing or prohibiting consummation of the Amalgamation.

(c) *Regulatory Approvals.* All Regulatory Approvals shall have been obtained or concluded.

(d) *Proceedings*. There shall not be pending or overtly threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Amalgamation or any of the other transactions contemplated hereby.

6.2 Conditions to the Obligations of Parent

The obligations of Parent to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.2(a) and Section 6.2(b)(i), subject to Section 8.2(3)):

(a) *Representations and Warranties*. Disregarding materiality qualifiers contained therein, all representations and warranties of Tri-Vision set forth in this Agreement shall be true and correct in all respects except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Tri-Vision (A) as of the date of this Agreement and (B) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

(b) *Agreements and Covenants*. Tri-Vision shall have performed or complied: (i) in all material respects with all agreements and covenants required by this Agreement (other than Sections 5.5, 7.1 and 7.2) to be performed or complied with by Tri-Vision at or prior to the Effective Time; and (ii) in all respects with Section 5.5 immediately prior to the Effective Time and Sections 7.1 and 7.2 at and prior to the Effective Time.

(c) *Officer's Certificate*. Tri-Vision shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Tri-Vision (on Tri-Vision's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

(d) *Dissent*. Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 5% of the outstanding Tri-Vision Shares in connection with the Amalgamation.

(e) *Cash on Hand*. As of immediately prior to the Effective Time, Tri-Vision shall have cash on hand in an amount equal to the aggregate of (i) $6,000,000, (ii) $300,000 in restricted cash in the reserve fund established in accordance with the agreement between Tri-Vision Electronics Inc. and Nichimen Corporation dated February 11, 1999, as amended, subject to reduction by payments from the reserve fund which have received the prior written approval of Parent, and (iii) the proceeds received by Tri-Vision in respect of the exercise of Tri-Vision Warrants and Tri-Vision Stock Options after March 26, 2007 and prior to the Effective

Time, less (iv) expenses reasonably incurred by Tri-Vision in connection with the Amalgamation.

(f) *Transfer of Patents.* Tri-Vision or a wholly-owned Tri-Vision subsidiary shall have acquired exclusive ownership of and exclusive rights to the Tri-Vision V-chip Patents on terms no less favourable to Tri-Vision than those set out in the patent transfer agreement dated on or about the date of this Agreement between Tri-Vision, V-Chip Canada Enterprises Ltd. and Canadian V-Chip Design Inc., and Parent shall have received an opinion of counsel to Tri-Vision to that effect, such opinion to be in form satisfactory to Parent.

(g) *Regulatory Approvals.* All Regulatory Approvals relating to the Amalgamation shall have been obtained or concluded.

(h) *Acceleration of All Tri-Vision Stock Options.* The Tri-Vision Board of Directors shall have taken all necessary action pursuant to the Tri-Vision Stock Option Plan to accelerate the vesting period of all outstanding Tri-Vision Stock Options, whether or not exercisable on the date of this Agreement, in accordance with Section 2.8(a) of this Agreement.

(i) *Amended Section 85 Election.* Tri-Vision shall have filed an amended election pursuant to section 85 of the Tax Act in respect of the transaction between Tri-Vision and Tri-Vision Electronics 2006 Inc. reflecting an adjusted cost base for the transfer of $2,100,000, which election shall have been accepted by the Canada Revenue Agency as a valid election, and shall have filed a copy of the amended election with the Ontario Ministry of Finance.

(j) *Exemption pursuant to Section 12g3-2(b) of the 1934 Act* – If Tri-Vision would otherwise be required, or have been required, to register any class of its securities pursuant to Section 12 of the 1934 Act, Tri-Vision shall have furnished to the SEC the information required by Rule 12g3-2(b)(1)(i), (ii) and (iii) of the 1934 Act and shall have received confirmation from the SEC that it is entitled to rely upon the exemption from the registration requirements of the 1934 Act afforded by Rule 12g3-2(b).

(k) *Consents.* Tri-Vision shall have obtained the prior written consent of CIBC Mortgages Inc. to the Transactions in accordance with the mortgage registered by CIBC Mortgages Inc. against 41 Pullman Court, Toronto, ON.

6.3 Conditions to the Obligations of Tri-Vision

The obligations of Tri-Vision to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.3(a) and Section 6.3(b), subject to Section 8.2(3)):

(a) *Representations and Warranties.* The representations and warranties of Parent and Acquisition Sub in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Acquisition Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

(b) *Agreements and Covenants*. Parent and Acquisition Sub shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by Parent or Acquisition Sub at or prior to the Effective Time.

(c) *Officer's Certificate*. Parent shall have delivered to Tri-Vision a certificate, dated the Effective Date, signed by an officer of Parent (on Parent's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

(d) *Authority*. The Parent Board of Directors and the board of directors of Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

(e) *Parent Shares*. The Parent Shares to be issued to Tri-Vision Shareholders in accordance with the Amalgamation shall have been conditionally accepted for listing on the Exchange, subject only to the conditions referred to in a letter from the Exchange provided to Parent.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1 Non-Solicitation

(1) Tri-Vision shall not, directly or indirectly, through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries, (a) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding, but excluding compliance by Tri-Vision with its continuous reporting obligations under applicable Securities Laws in the ordinary course consistent with past practice) any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal, (c) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Tri-Vision Board of Directors of the Amalgamation, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (e) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Tri-Vision Board of Directors from taking any of the actions described in clauses (a) through (e) above in respect of an unsolicited bona fide written Acquisition Proposal received after the date hereof that:



(a) did not result from a breach of any agreement between the person making such Acquisition Proposal and Tri-Vision or any of its subsidiaries, or this Section 7.1;

(b) involves not less than 66⅔ percent of the outstanding Tri-Vision Shares or not less than 66⅔ percent of the consolidated assets (measured on a fair value) of Tri-Vision; and

(c) in respect of which the Tri-Vision Board of Directors determines in its good faith judgment pursuant to the exercise of its fiduciary duties under applicable Laws, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that: (i) is reasonably capable of completion in accordance with its terms without significant additional delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) is more favourable from a financial point of view to Tri-Vision Shareholders than under the Amalgamation on a cash-equivalent basis taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal (including any proposal made by Parent or Acquisition Sub in response to such Acquisition Proposal or otherwise)

(any such Acquisition Proposal being referred to herein as a "**Superior Proposal**").

(2) Tri-Vision shall, and shall cause the officers, directors, employees, representatives and agents of Tri-Vision and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tri-Vision agrees not to release any third party from (a) any confidentiality agreement or (b) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Tri-Vision has accepted such Superior Proposal. Tri-Vision shall immediately following the public announcement by the Parties of this Agreement request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with Tri-Vision relating to a potential Acquisition Proposal except to the extent that a request has previously been made that such information be returned or destroyed, and, upon the request of Parent, shall use all commercially reasonable efforts to ensure that such requests are honoured.

(3) Tri-Vision shall immediately notify Parent of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Tri-Vision or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Tri-Vision or any of its subsidiaries by any person that informs Tri-Vision or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Tri-Vision shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry. Such notice shall include or be accompanied by a copy of all documentation relating to any Acquisition Proposal and any

amendment thereto and a description of all material terms of any oral or other communications related to any Acquisition Proposal, including the identity of the person making such Acquisition Proposal and such other details as Parent may reasonably request.

(4) If Tri-Vision receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal, Tri-Vision may request clarifications in writing from such person solely for purposes of valuing, and solely in respect of, any non-cash consideration that is offered under such Acquisition Proposal, provided that such clarifications are reasonably necessary as part of the efforts of the Tri-Vision Board of Directors to ascertain whether such Acquisition Proposal is, or is reasonably likely to be, if consummated in accordance with its terms, a Superior Proposal. If Tri-Vision receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Tri-Vision Board of Directors determines that such proposal would reasonably likely be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Tri-Vision Board of Directors may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Non-Disclosure Agreement, provide such person with access in accordance with subsection (1) to such information regarding Tri-Vision, acting reasonably, provided however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Tri-Vision sends immediately a copy of any such confidentiality agreement to Parent upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such person.

(5) Tri-Vision shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Tri-Vision shall be responsible for any breach of this Section by any such person or its advisors or representatives.

(6) Nothing contained in this Section 7.1 shall prohibit the Tri-Vision Board of Directors from making any disclosure to all of the Tri-Vision Shareholders prior to the Outside Date if, in the good faith judgment of the Tri-Vision Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with its fiduciary duties or would contravene applicable Laws (including Section 99 of the Securities Act), provided that any such disclosure that relates to an Acquisition Proposal shall be deemed to constitute a basis for termination of this Agreement by Parent pursuant to Section 8.2(1)(e) unless the Tri-Vision Board of Directors reaffirms its recommendation to the Tri-Vision Shareholders to approve this Agreement and the Amalgamation in such disclosure.

7.2 Right to Match

(1) Subject to Section 7.2(2), Tri-Vision covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

(a) Tri-Vision has complied with its obligations under Section 7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation and a summary of any material oral or other communications relating to the Superior Proposal (the "**Superior Proposal Information**");

(b) a period (the "**Response Period**") of seven (7) business days shall have elapsed from the date on which Parent received both the Superior Proposal Information together with written notice from the Tri-Vision Board of Directors that the Tri-Vision Board of Directors determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal Information; and

(c) if the Response Period would not terminate on or before the date fixed for the Meeting, Tri-Vision shall, upon the written request of Parent, adjourn the Meeting to a date selected by Parent that is not less than two nor more than 20 business days after the expiration of the Response Period.

(2) During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. The Tri-Vision Board of Directors will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the Tri-Vision Shareholders, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Tri-Vision Board of Directors does not so determine, the Tri-Vision Board of Directors will promptly reaffirm its recommendation of the Transactions as amended and Tri-Vision will not implement the proposed Superior Proposal. If the Tri-Vision Board of Directors does so determine, Tri-Vision may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Tri-Vision Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3 Certain Payments

(1) Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

(a) Parent has terminated this Agreement pursuant to Section 8.2(1)(e);

(b) Tri-Vision has terminated this Agreement pursuant to Section 8.2(1)(g);

(c) (i) (A)(1) this Agreement has been terminated pursuant to Section 8.2(1)(h) and (2) the Amalgamation has failed to receive the requisite approval of the Tri-Vision Shareholders in accordance with applicable Law; or

(B) this Agreement has been terminated pursuant to Section 8.2(1)(c), provided that in the case of a breach of a representation or warranty such breach was made knowingly by Tri-Vision; and

(ii) an Acquisition Proposal has been negotiated or discussed with Tri-Vision (directly or indirectly through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries), made or publicly announced or an inquiry to Tri-Vision (directly or indirectly through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries) concerning an Acquisition Proposal has been made, in each case prior to the termination of this Agreement; and

(iii) (A) a definitive agreement in respect of any Acquisition Proposal has been entered into by Tri-Vision on or before the six-month anniversary of the termination of this Agreement and such Acquisition Proposal has been completed; or

(B) an Acquisition Proposal, in respect of which Tri-Vision has not entered into an agreement or a letter of intent, has been completed on or before the six-month anniversary of the termination of this Agreement; or

(d) Tri-Vision has breached its obligations under Section 7.1 or Section 7.2,

then Tri-Vision shall promptly, but in no event later than the Payment Deadline (defined below), make a payment to Parent in the amount of $3,000,000 by wire transfer of immediately available funds to an account designated by Parent. Tri-Vision acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition Sub would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3(1) shall survive completion of any and all of the Transactions. Payment Deadline means: the fifth business day following termination of this Agreement in the case of a payment to be made under Section 7.3(1)(a); the time of termination of this Agreement in the case of a payment to be made under Section 7.3(1)(b); and the fifth business day following completion of an Acquisition Proposal in the case of a payment to be made under Section 7.3(1)(c).

(2) Notwithstanding any other provision relating to the payment of fees including the payment of brokerage fees, in the event that this Agreement has been terminated for any reason other than Tri-Vision's failure to satisfy any of the conditions specified in Section 6.2 (a), (b), (c), (e), (f) or (h) of this Agreement, then Parent shall promptly, but in no event later than the Parent Payment Deadline (defined below), make a payment to Tri-Vision in the amount of $500,000 by wire transfer of immediately available funds to an account designated by Tri-Vision. Parent acknowledges that the agreements contained in this Section 7.3(2) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Tri-Vision would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3(3) shall survive completion of any and all of the Transactions. Parent Payment Deadline means the fifth business day following termination of this Agreement.

7.4 Fees and Expenses

(1) Each Party shall pay all fees, costs and expenses, including legal fees, accounting fees, financial advisory fees, regulatory fees, stock exchange fees, disbursements of advisors and printing and mailing costs, incurred by such Party in connection with this Agreement and the Transactions and any financing thereof.

(2) Each Party acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.4 shall survive completion of any and all of the Transactions.

7.5 Liquidated Damages and Injunctive Relief

Each of the Parties acknowledges that all of the payment amount set out in Section 7.3 is a payment of liquidated damages which is a genuine pre-estimate of the damages Parent and Acquisition Sub, on the one hand, or Tri-Vision, on the other hand (as the case may be) will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Section 7.3, payment of the amounts determined pursuant to Section 7.3 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

7.6 Access to Information; Confidentiality

(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and subject to applicable Law, including pre-merger notification and other competition law requirements, Tri-Vision shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and Tri-Vision acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Non-Disclosure Agreement.

(2) Parent and Tri-Vision acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Non-Disclosure Agreement. Parent and Tri-Vision further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Non-Disclosure Agreement. If any material is withheld by Tri-Vision or any of its subsidiaries because of the confidential nature of such material, or otherwise, Tri-Vision or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Tri-Vision, be disclosed to external advisors of Parent.


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ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(1) This Agreement may, at any time prior to the Effective Time:

(a) be terminated by Parent if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Parent only after the date of this Agreement) up to and including the Effective Date, an event, change or development that has a Material Adverse Effect in respect of Tri-Vision;

(b) be terminated either by Parent or by Tri-Vision, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(c) subject to Section 8.2(3), be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Tri-Vision set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied;

(d) subject to Section 8.2(3), be terminated by Tri-Vision, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied;

(e) be terminated by Parent, if the Tri-Vision Board of Directors shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Amalgamation as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or (iii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

(f) be terminated by the mutual written consent of Parent and Tri-Vision;

(g) be terminated by Tri-Vision, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Tri-Vision shall have paid to Parent the amount required to be paid pursuant to Section 7.3;

(h) be terminated either by Parent or by Tri-Vision, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date;

(i) be terminated by Tri-Vision if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Tri-Vision only after the date of this Agreement) up to and including the Effective Date, an event, change or development that has a Material Adverse Effect in respect of Parent;; or

(j) be terminated by Parent or Tri-Vision, if the Amalgamation Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the OBCA.

(2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3 and 7.4 and the Non-Disclosure Agreement.

(3) None of Parent, Acquisition Sub or Tri-Vision may elect to not consummate the transactions contemplated hereby pursuant to the conditions under Section 6.2(a), Section 6.2(b)(i), Section 6.3(a) or Section 6.3(b) (the "**Specified Conditions**") or to exercise the termination rights under Section 8.2(1)(c) (as it relates to Section 6.2(a) or Section 6.2(b)(i)) or Section 8.2(1)(d) (the "**Specified Termination Rights**") unless Parent or Tri-Vision, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, agreements or representations and warranties which Parent or Tri-Vision, as the case may be, is asserting as the basis for non-fulfilment of the applicable Specified Condition or the exercise of the applicable Specified Termination Right, as the case may be. If any such notice is delivered, provided that Parent or Tri-Vision, as the case may be, is proceeding diligently to cure such matter and such matter is capable of being cured, the other may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 30 days from such notice (and then only if such breach remains uncured). If such notice has been delivered prior to the date of the Meeting, such meeting shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach. Also for greater certainty, this Section 8.2(3) does not apply to a Party electing to not consummate the transactions contemplated hereby pursuant to any condition precedent contained herein other

than the Specified Conditions or exercising any termination rights herein other than the Specified Termination Rights.

8.3 Amendment

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Tri-Vision Shareholders there shall be made no amendment that by Law requires further approval by Tri-Vision Shareholders at the Meeting without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4 Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a) if to Parent or Acquisition Sub:

11 Holland Avenue
Suite 608
Ottawa, ON K1Y 4S1

Attention: James D. Skippen
Telephone: (613) 688-4900
Facsimile: (613) 688-4894

with a copy to:

Osler, Hoskin & Harcourt LLP
50 O'Connor Street

Suite 1500
Ottawa, ON K1P 6L2

Attention: Craig Wright
Telephone: (613) 787-1035
Facsimile: (613) 235-2867

(b) if to Tri-Vision:

41 Pullman Ct.
Toronto, ON M1X 1E4

Attention: Najmul H. Siddiqui
Telephone: 416-298-8551
Facsimile: 416-298-7976

with a copy to:

Kutkevicius Kirsh LLP
Suite 1200, 67 Yonge Street
Toronto, ON M5E 1J8

Attention: Lonnie Kirsh
Telephone: (416) 350-2347
Facsimile: (416) 955-9538

9.2 Miscellaneous

This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Non-Disclosure Agreement and is not intended to confer upon any person other than the Parties any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Amalgamation.

9.4 Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Binding Effect and Assignment

Parent may, without the prior written consent of Tri-Vision, assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9 No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Tri-Vision covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Acquisition Sub or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Acquisition Sub or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Parent, Acquisition Sub or their respective affiliates under this Agreement.

Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent and Acquisition Sub covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Tri-Vision, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Tri-Vision, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Tri-Vision under this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of Parent, Acquisition Sub and Tri-Vision has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Wi-LAN INC.

By: (signed) *"James D. Skippen"*

Name: James D. Skippen

Title: President & Chief Executive Officer

Wi-LAN ACQUISITION INC.

By: (signed) *"James D. Skippen"*

Name: James D. Skippen

Title: President & Chief Executive Officer

TRI-VISION INTERNATIONAL LTD./ LTÉE

By: (signed) *"Najmul H. Siddiqui"*

Name: Najmul H. Siddiqui

Title: President & Chief Executive Officer

SCHEDULE A

FORM OF VOTING AND LOCK-UP AGREEMENT

SCHEDULE B

AMALGAMATION RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The amalgamation (the "**Amalgamation**") under section 174 of the Business Corporations Act (Ontario) (the "**OBCA**") involving Wi-LAN Acquisition Inc., Tri-Vision International Ltd. ("**Tri-Vision**"), Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., as more particularly described and set forth in the management information circular (the "**Circular**") of Tri-Vision accompanying the notice of this meeting (as the Amalgamation may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

(2) The Acquisition Agreement made as of May 11, 2007 among Wi-LAN Inc. ("**Parent**"), Wi-LAN Acquisition Inc. ("**Acquisition Subco**") and Tri-Vision (the "**Acquisition Agreement**") is hereby authorized, approved and adopted.

(3) The Amalgamation Agreement made as of May ●, 2007 among Parent, Acquisition Subco, Tri-Vision, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., the actions of the directors of Tri-Vision in approving the Amalgamation Agreement and the actions of the directors and officers of Tri-Vision in executing and delivering the Amalgamation Agreement and any amendments thereto in accordance with its terms are hereby ratified, authorized and approved.

(4) Notwithstanding that this resolution has been passed by the shareholders of Tri-Vision, the directors of Tri-Vision are hereby authorized and empowered without further notice to or approval of the shareholders of Tri-Vision (i) to amend the Amalgamation Agreement, and (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Amalgamation.

(5) Any director or officer of Tri-Vision be and is hereby authorized and directed for and on behalf of Tri-Vision to execute, under the corporate seal of Tri-Vision or otherwise, and to deliver to the Director under the OBCA for filing articles of amalgamation and such other documents as are necessary or desirable to give effect to the Amalgamation in accordance with the Amalgamation Agreement.

(6) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

REGULATORY APPROVALS

Canada

- Approvals of the Canadian Securities Administrators and any other securities regulatory authorities, as required or, in the opinion of Parent, desirable.



SCHEDULE D

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of May ●, 2007 among Tri-Vision International Ltd./Ltée, a corporation existing under the OBCA ("**Tri-Vision**"), Wi-LAN Inc., a corporation incorporated under the Alberta *Business Corporations Act* ("**Parent**"), Wi-LAN Acquisition Inc., a corporation incorporated under the OBCA ("**Acquisition Sub**"), Tri-Vision Electronics Inc. ("**TVE**"), a corporation incorporated under the OBCA and Tri-Vision Electronics 2006 Inc. ("**TVE 2006**"), a corporation incorporated under the OBCA.

WHEREAS each of Tri-Vision, Acquisition Sub, TVE and TVE 2006 is a corporation to which the OBCA applies;

AND WHEREAS the authorized share capital of Tri-Vision consists of an unlimited number of Tri-Vision Shares and an unlimited number of preferred shares, of which ● Tri-Vision Shares and no preferred shares have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of Parent consists of an unlimited number of Wi-LAN Shares of which ● have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of TVE consists of an unlimited number of TVE Shares, an unlimited number of Class "B" shares and an unlimited number of Class "C" shares, of which ● TVE Shares **[and no Class "B" shares or Class "C" Shares]** have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of TVE 2006 consists of an unlimited number of TVE 2006 Shares, of which ● TVE 2006 Shares have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of Acquisition Sub consists of an unlimited number of common shares, of which 10 common shares have been issued and are outstanding as of the date hereof;

AND WHEREAS Tri-Vision, Acquisition Sub, TVE and TVE 2006 have agreed to amalgamate pursuant to the provisions of the OBCA and upon the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement:

"**2007 Tri-Vision Warrants**" means the warrants issued effective January 11, 2007 to purchase 1,538,500 Tri-Vision Shares at a price of $1.60 per share exercisable until July 11, 2008;

"**Acquisition Agreement**" means the acquisition agreement dated May 11, 2007 among Tri-Vision, Parent and Acquisition Sub;

"**Acquisition Sub Shares**" means the common shares in the capital of Acquisition Sub;

"**Agreement**" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Common Shares**" means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1;

"**Amalgamating Corporations**" means Tri-Vision, Acquisition Sub, TVE and TVE 2006;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated herein;

"**Articles of Amalco**" mean the articles of amalgamation of Amalco;

"**Depositary**" means Computershare Investor Services Inc.;

"**Dissenting Shareholder**" means each Tri-Vision Shareholder who has filed a Notice of Dissent and has not voted "FOR" the Tri-Vision Amalgamation Resolution or withdrawn its objection;

"**Effective Date**" means the date shown on the certificate of Amalgamation to be issued under the OBCA giving effect to the Amalgamation;

"**Effective Time**" means 11:00 a.m. (Eastern time) on the Effective Date;

"**Exchange**" means the Toronto Stock Exchange;

"**Exchange Ratio**" means for each Tri-Vision Share, that fraction of a Wi-LAN Share determined by dividing $1.72 by the Parent VWAP;

"**New Parent Warrant**" means a Tri-Vision Warrant that will be assumed by Parent and that will represent a warrant to acquire, in accordance with the terms of the particular Tri-Vision Warrant, that number of Wi-LAN Shares determined by multiplying the number of Tri-Vision Shares subject to the Tri-Vision Warrant by the Exchange Ratio, rounded down to the nearest whole Wi-LAN Share at a price per Wi-LAN Share equal to the applicable per share exercise price divided by the Exchange Ratio (rounded to the nearest cent) and expressed in Canadian dollars;

"**Notice of Dissent**" means a written objection to the Tri-Vision Amalgamation Resolution sent by a registered Tri-Vision Shareholder who wishes to invoke the provisions of section 185 of the OBCA;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Parent VWAP**" means the volume weighted average trading price of the common shares of Parent on the Exchange for 10 trading days within the 20 trading days preceding the Effective Date mutually randomly selected by Parent and Tri-Vision, provided that (i) if such volume weighted average trading price exceeds $6.51, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $6.51, and (ii) if such volume weighted average trading price is less than $5.89, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $5.89.

"**Proxy Statement**" means the Management Information Circular and Proxy Statement of Tri-Vision with respect to the amalgamation of Tri-Vision and Acquisition Sub, TVE and TVE 2006 and the issuance by Parent of Wi-LAN Shares in respect thereof;

"**Tri-Vision Amalgamation Resolution**" means the special resolution of the Tri-Vision Shareholders approving the Amalgamation;

"**Tri-Vision Broker Warrants**" means warrants issued effective January 11, 2007 to Wellington West Capital Markets Inc. to purchase 184,620 units of Tri-Vision at a price of $1.30 per unit with each unit consisting of one Tri-Vision Share and one-half of one warrant to acquire a further Tri-Vision Share at a price of $1.60 per share;

"**Tri-Vision Shareholder**" means a holder of Tri-Vision Shares;

"**Tri-Vision Shares**" means the common shares in the capital of Tri-Vision;

"**Tri-Vision Warrants**" means, collectively, the Tri-Vision Broker Warrants and the 2007 Tri-Vision Warrants; and

"**TVE Shares**" means the common shares in the capital of TVE;

"**TVE 2006 Shares**" means the common shares in the capital of TVE 2006;

"**Wi-LAN Shares**" means the common shares in the capital of Parent.

Capitalized terms used in this Agreement and not defined herein but defined in the OBCA shall have the same meaning in this Agreement as in the OBCA unless the context or subject matter otherwise requires.

2. Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate as of the Effective Time on the Effective Date pursuant to the OBCA and to continue as one corporation on the terms and conditions set out in this Agreement.

3. Name

The name of Amalco shall be Wi-LAN V-Chip Corp.

4. Registered Office

The registered office of Amalco shall be Suite 608, 11 Holland Avenue, Ottawa, ON K1Y 4S1.

5. Authorized Capital

Amalco shall be authorized to issue an unlimited number of Amalco Common Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco are as described in Schedule 1 to this Agreement.

6. Restrictions on Transfer

The shares of Amalco shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of Amalco to be evidenced by a resolution of such directors or shareholders.

7. Restrictions on Business

There shall be no restrictions on the business which Amalco is authorized to carry on.

8. Other Provisions

The other provisions to which Amalco will be subject are as follows:

(a) The number of shareholders of Amalco exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of Amalco, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for any securities of Amalco shall be prohibited.

9. Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of 1 and a maximum number of 10 directors. The number of directors of Amalco shall initially be 3 and the directors of Amalco shall be empowered to determine from time to time the number of directors of Amalco within the said minimum and maximum numbers provided for in the Articles of Amalco, as the same may be amended from time to time.

10. Initial Directors

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

James D. Skippen
William R. Middleton
R. Stephen Bower

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

11. Officers

Unless and until otherwise decided by the board of directors of Amalco, the officers of Amalco shall be as set out below:

James D. Skippen	President & Chief Executive Officer
William R. Middleton	General Counsel & Secretary
R. Stephen Bower	Chief Financial Officer

12. By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Acquisition Sub.

13. Amalgamation

On the Effective Date:

(a) Tri-Vision, Acquisition Sub, TVE and TVE 2006 shall amalgamate pursuant to section 174 of the OBCA to form Amalco and shall continue as one corporation under the OBCA;

(b) each Tri-Vision Share outstanding immediately prior to the Amalgamation shall be exchanged for that number of Wi-LAN Shares per Tri-Vision Share equal to the Exchange Ratio;

(c) each Acquisition Sub Share outstanding immediately prior to the Amalgamation shall be converted into one Amalco Common Share;

(d) each TVE Share outstanding immediately prior to the Amalgamation shall be cancelled without any repayment of capital in respect thereof;

(e) each TVE 2006 Share outstanding immediately prior to the Amalgamation shall be cancelled without any repayment of capital in respect thereof;

(f) no fractional shares will be issued pursuant to the Amalgamation. As a result, the number of Wi-LAN Shares each Tri-Vision Shareholder will receive will be rounded down to the nearest whole number and each Tri-Vision Shareholder will receive a cash payment without interest for the remaining fraction of an Wi-LAN Share that the Tri-Vision Shareholder would otherwise have been entitled to receive, if any, based on the closing price per Wi-LAN Share on the business day immediately preceding the Effective Date;

(g) each Tri-Vision Warrant granted prior to the Effective Time that remains outstanding immediately prior to the Effective Time shall cease to represent a right to acquire Tri-Vision Shares and as at and from the Effective Time shall automatically represent a New Wi-LAN Warrant; and

(h) dissenting Shareholders will be entitled to be paid the fair value of their Tri-Vision Shares in accordance with the OBCA.

14. Stated Capital Accounts

There shall be added to the stated capital account in the accounting records of Amalco maintained for Amalco Common Shares an amount equal to the stated capital of the Tri-Vision Shares.

The amount of stated capital attributable to the Amalco Common Shares shall be adjusted to reflect payments that may be made to Dissenting Shareholders.

15. Delivery of Share Certificates and Payments

As soon as practicable after the Effective Date, Amalco shall deliver to the Depositary, such number of certificates representing in the aggregate the Wi-LAN Shares issued pursuant to the Amalgamation and the Depositary shall deliver to each Tri-Vision Shareholder a certificate representing the number of Wi-LAN Shares to which such Tri-Vision Shareholder is entitled and, in the case of a Tri-Vision Shareholder who is entitled to receive a cash payment under section 13(f) hereof, a cheque in the amount of such cash payment, upon the delivery by such Tri-Vision Shareholder to the Depositary at its principal stock and bond offices in Toronto, Ontario and in such other cities as the parties may mutually agree or as may be required by law for cancellation of the certificates formerly representing its Tri-Vision Shares, together with all other required documents.

16. Financial Year

The financial year of Amalco shall end on October 31 of each year.

17. Management

The management of Amalco shall be under the control of its board of directors subject to the provisions of the OBCA and the by-laws of Amalco.

18. Property of Amalco

Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the Amalgamating Corporations as such exist immediately before the Effective Date.

19. Rights of Creditors

All rights of creditors against property, rights and assets of each of the Amalgamating Corporations and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of the

Amalgamating Corporations shall thenceforth attach to Amalco and may be enforced against it.

20. Termination

Without prejudice to any other rights or recourse of the parties hereto pursuant to the Acquisition Agreement and notwithstanding that the Amalgamation shall have been approved by special resolution of the Tri-Vision Shareholders, this Agreement shall automatically, without notice, terminate immediately and be of no further force or effect, upon the termination of the Acquisition Agreement in accordance with its terms prior to the issue of a certificate of amalgamation in respect of the Amalgamation.

21. Dissenting Shareholders

Tri-Vision Shares which are held by a Dissenting Shareholder who has exercised dissent rights in respect thereof shall not be exchanged for Wi-LAN Shares. However, in the event that a holder of Tri-Vision Shares who has dissented fails to perfect or effectively withdraw such shareholder's claim under the OBCA or forfeits such shareholder's rights to make a claim under the OBCA or his rights as a Tri-Vision Shareholder are otherwise reinstated, such shareholder's Tri-Vision Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Wi-LAN Shares in accordance with Section 13(b).

22. Articles of Amalgamation

Provided that this Agreement has not otherwise been terminated, the Articles of Amalco will be filed on the Effective Date contemplated in the Acquisition Agreement promptly after the conditions specified in the Acquisition Agreement have been satisfied or waived, together with any and all documents required by the OBCA and the regulations thereunder.

23. Auditors

PricewaterhouseCoopers LLP will be the initial auditors of Amalco to hold office until the close of the first annual meeting of Amalco shareholders.

24. Modifications of this Agreement

Subject to any requirements imposed by law or by a court of competent jurisdiction, this Agreement may be amended, modified or superseded, and any of the terms or conditions hereof may be waived, but only by written instrument executed by Tri-Vision, Parent and Acquisition Sub.

25. Interpretation

Nothing herein affects the rights and obligations of the parties hereto in the Acquisition Agreement.

26. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein.

27. Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

28. Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

Wi-LAN INC.

By: ______________________________

Name: James D. Skippen

Title: President & Chief Executive Officer

WI-LAN ACQUISITION INC.

By: ______________________________

Name: James D. Skippen

Title: President & Chief Executive Officer

TRI-VISION INTERNATIONAL LTD.

By: ______________________________

Name:

Title:

TRI-VISION ELECTROICS INC.

By: ______________________________

Name:

Title:

TRI-VISION ELECTRONICS 2006 INC.

By: ______________________________

Name:

Title:

Schedule 1
to the Amalgamation Agreement
dated as of ●, 2007 between Tri-Vision International Ltd./Ltée
Wi-LAN Inc., Wi-LAN Acquisition Inc., Tri-Vision Electronics Inc.
and Tri-Vision Electronics 2006 Inc.

Wi-LAN V-Chip Corp.
(the "Corporation")

The authorized share capital of the Corporation shall consist of an unlimited number of common shares, all without par value, having the following rights, privileges, conditions and restrictions:

COMMON SHARES

1. **Voting Rights**

Each holder of common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of the common shares, each holder of common shares shall be entitled to one vote in respect of each common share held by such holder.

2. **Dividends**

The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive any dividend declared by the Corporation.

3. **Liquidation, Dissolution or Winding-up**

The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.


WiLAN

Wi-LAN Inc.

Annual Information Form

For the Year Ended October 31, 2006

January 20, 2007

306

Table of Contents

Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.

Forward-looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form ("AIF") regarding Wi-LAN Inc.'s ("Wi-LAN", or the "Company") strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date of the AIF. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

General Matters

Market data and industry forecasts used in this AIF were obtained from various publicly available sources. Although Wi-LAN believes that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

Wi-LAN is Wi-LAN Inc.'s trade name and "Wi-LAN" is a registered trade-mark in Canada and the United States. This AIF also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.

1. Corporate Structure

Wi-LAN was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992. The Company amended its articles to change its name to Wi-LAN Inc. on October 29, 1992. On October 3, 1994, the Company amended its articles to remove the prohibition on inviting the public to subscribe for securities of Wi-LAN. On March 24, 1998, the Company amended its articles to remove the remaining private company restrictions and to reorganize its share capital. On March 25, 1998, Wi-LAN completed an initial public offering of its shares on the Toronto Stock Exchange.

Wi-LAN has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of Delaware, U.S.A., and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated under the *Business Corporations Act* (Alberta).

The head office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Wi-LAN's website is: www.wi-lan.com. The information on the website is not and should not be considered part of, or incorporated by reference into, this AIF.

2. General Development of the Business

Three-year History

Wi-LAN owns intellectual property ("IP") that it believes is essential for a number of products in wireless and wireline telecommunications markets. The Company believes that its patents are relevant to the following areas: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has already licensed some or all of its intellectual property to a number of major companies including Cisco Systems, Inc. ("Cisco"), Fujitsu Microelectronics America, Inc. and its affiliates ("Fujitsu"), Nokia Corporation ("Nokia"), Redline Communications Inc. and NXP Semiconductors (formerly a division of Philips).

During the fiscal years ending October 31, 2004 and 2005, and continuing for the first half of fiscal 2006, Wi-LAN was a global broadband wireless equipment and intellectual property company. It operated in three segments:

- the first segment designed, developed, manufactured, sold and serviced a range of broadband wireless equipment ("products business");
- the second provided engineering services; and
- the third licensed its IP.

During that period, Wi-LAN's products and engineering services businesses were unprofitable and consumed cash resources.

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Following an extensive review of strategic alternatives, Wi-LAN focused its resources on commercializing its portfolio of broadband wireless technology patents and growing its business through the acquisition of patents. At the end of January 2006, the Company's board of directors approved a plan to exit its products business, and in March 2006, to divest its engineering services business. During 2006, the products business was sold, with the purchasers continuing to provide service and support for customers and distribution channel partners. During the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu"). The transaction was completed in May 2006. In the third quarter, Wi-LAN relocated its head office to smaller premises in Ottawa, Ontario from Calgary, Alberta to reduce occupancy costs and facilitate access to the human resources required to manage its patent licensing business.

Wi-LAN has now completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications IP licensing company. Wi-LAN's entry into the wireline IP market was achieved by the acquisition of asymmetric digital subscriber line ("ADSL") patents from Nokia in December 2006.

Recent Developments

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain licensed patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses amounting to $2,013, resulted in a net gain of $9,635.

During the second fiscal quarter of 2006, Wi-LAN completed the divestiture of its products business. The Libra 5800 product line was sold to GIL Technology Co. Ltd. ("GIL"); the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc. ("EION"); and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited ("Kavveri"). These purchasers provide ongoing support for Wi-LAN's former customers and distribution channel partners. Aggregate net proceeds from these sales were approximately $1,200.

In March 2006, Wi-LAN and Industry Canada agreed to terminate a contribution agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the termination agreement, Wi-LAN paid $1,800 and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the federal government to purchase Wi-LAN common shares. The $4,719 liability previously recorded by the Company in connection with the potential settlement of the obligation was credited to fiscal 2006 earnings, resulting in a net gain of $2,919 after the $1,800 payment.

Also in March 2006, the Company formed a new wholly-owned subsidiary, Wi-LAN Technologies, to focus on the licensing of Wi-LAN's patent portfolio. Initially Wi-LAN Technologies acquired a portion of Wi-LAN's overall patent portfolio. Wi-LAN Technologies then entered into an agreement to purchase substantially all of the assets of Ensemble

Communications, Inc. ("Ensemble"), based in La Jolla, California, from whom Wi-LAN had originally acquired its WiMAX Mac patents in 2004. As part of the 2004 transaction, Ensemble acquired licensing rights to the Wi-LAN patent portfolio, and revenue sharing on any related licenses Wi-LAN sold in the future. Under the terms of the purchase agreement, Wi-LAN Technologies also received inventors' files, drawings and notes for other technology Ensemble was working on prior to its wind-up in 2004, as well as a license to a number of additional patents that are complementary to Wi-LAN's current portfolio.

In March 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

In May 2006, the Company announced the appointment of James Skippen as President & CEO of the Company effective June 20, 2006, at which time Mr. Skippen also became a director of the Company. Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing and General Counsel of MOSAID Technologies Incorporated ("MOSAID") and was responsible for managing MOSAID's patent licensing program.

In May 2006, Wi-LAN completed the sale of its engineering services division to Fujitsu and licensed its fixed WiMAX intellectual property under the IEEE 802.16d standards to Fujitsu for cash proceeds of approximately $2,200 (US$2,000), as well as other financial considerations. Additional royalties per unit will be payable by Fujitsu once a specified number of semiconductor units are produced. Wi-LAN transferred its entire engineering services division to Fujitsu, including the contracts for all of Wi-LAN's technology development staff and for all 802.16d-related standards-based MAC and PHY technologies. In addition, Fujitsu purchased a license to Wi-LAN's patent portfolio for 802.16d-related products and services, which includes OFDM and MAC licenses. Wi-LAN did not sell any of its patents as a result of this transaction. Completion of the Fujitsu transaction was the last internal milestone in the transformation of Wi-LAN into a pure patent licensing company.

In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,424 (gross proceeds of $8,000) priced at $0.88 per common share. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one-year life were issued.

In August 2006, Wi-LAN opened its head office in Ottawa, Ontario, where all of its officers and employees are now based, and terminated its office lease in Calgary, Alberta.

In August 2006, Wi-LAN raised additional net cash of approximately $7,313 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one-year life were issued.

In August 2006, the Company announced the appointment of William Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer. Prior to joining Wi-LAN, Mr. Middleton was Vice President, Legal Services and General Counsel of Nygard International, before which he was General Counsel and Corporate Secretary of MOSAID. Prior to joining Wi-LAN, Mr. Yee was Chief Technology Officer and a founder of IceFyre Semiconductor Inc. Mr. Yee is the former chairman of the IEEE 802.16 MAC task group. See "Directors and Officers" in section 7.

In October 2006, Wi-LAN announced that its auditors, KPMG LLP, had resigned and that Wi-LAN's Board of Directors, at the recommendation of its Audit Committee, had appointed PricewaterhouseCoopers LLP as the Company's new auditors for the period until Wi-LAN's next shareholders' meeting.

In December 2006, the Company announced that Nokia had licensed the Company's patent portfolio. Under the terms of this license, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to the Company patents, both issued and pending, related to telecommunications and ADSL technologies. These patents have been ascribed a value of $34 million based on an independent valuation by a large accounting firm. As additional consideration, Nokia paid approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

In December 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Company at a purchase price of $4.50 per common share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000).

3. Description of the Business

The following commentary on Wi-LAN's patents and business operations reflects the Company's position as at January 9, 2007, including the licensing of its patents to Nokia and the acquisition of a portfolio of ADSL patents from Nokia in December 2006. Following the restructuring of the business, all revenues generated in fiscal 2006 and 2005 were from IP licensing.

Principal Markets

Wi-LAN plans to generate virtually all of its revenues from licensing its patent portfolio. The

Company currently has a total of approximately 146 patents, including both issued and unissued patents, and foreign equivalents, several of which it believes apply to the standards for at least four fundamental technologies which are broadly utilized in wireless and wireline telecommunications markets: Wi-Fi; CDMA; WiMAX; and ADSL.

The first key wireless technology segment to which the Company believes its patents have application is Wi-Fi. The Institute of Electrical and Electronics Engineers, Inc. ("IEEE") is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the performance of that equipment. Similarly, 802.16 d and e define performance standards for Wi-MAX equipment.

The second key wireless technology segment to which the Company believes its patents have application is CDMA. CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize. Although GSM is the other technology used in the cellular world, CDMA has a very strong position in the North American market in particular.

The third key wireless technology segment to which the Company believes its patents have application is WiMAX, and the Korean equivalent which is referred to as WiBro, which are both based on the IEEE 802.16 standards. WiMAX is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including the broadcast of an Internet signal, high-speed enterprise connectivity for business and portable phones and PDAs. WiMAX is one of a few technologies that is competing to be the, or one of the, dominant wireless technologies of the future.

The fourth key technology segment to which the Company believes its patents have application is ADSL. This group of patents was acquired from Nokia in December 2006 as partial consideration for Nokia's license of Wi-LAN's patents. ADSL equipment provides subscribers with high-speed Internet access over conventional telephone wiring and currently represents about two-thirds of the global market for broadband network access.

Wi-LAN is continuing to evaluate its patents to determine whether or not they are applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX and ADSL markets to which the Company believes its patents apply are large, multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

- Wi-Fi - $82 billion in 2006, and growing (sources: IDC and Telecom Trends);
- CDMA - $50 billion in 2006, and growing (sources: Strategy Analytics; Dell'Oro);
- WiMAX - $544 million in 2007, and expected to grow substantially (sources: Maravedis; Telecom Trends); and
- ADSL – approximately $5 billion in 2006 and each of the following four years (source: Dell'Oro)

Given that the Company is at the beginning of its licensing program and has not yet fully tested the patents in extensive licensing negotiations or litigation, it is impossible to know with certainty whether the patents can withstand the scrutiny necessary to support even a modest royalty rate or to generate significant revenues.

Business Operations

The Company has been attempting to license its patents for several years as one part of its overall business, which included a products business and an engineering services business. In the first half of 2006 the Company disposed of its product and engineering services businesses but continued, as its sole focus, its patent licensing business. To achieve the objective of transforming itself into a patent licensing company, all of the former staff in Calgary except for one were either terminated or transferred with the sale of various business lines to third parties. The Company also hired Jim Skippen, a leading patent licensing executive, as President & CEO to build an employee team appropriate to the new business model and to transform the business into a pure patent licensing organization.

As part of the transition the Company moved its offices to Ottawa in order to take advantage of Ottawa's high tech business orientation and infrastructure, and because many of the staff required to operate the business are resident in Ottawa. The Company has leased facilities in Ottawa with a current annual rent of approximately $150. The Company has hired the senior staff that will operate the business from Ottawa during its current phase of growth. The following staff have been hired: President & CEO; CFO; Vice-President, Licensing and General Counsel; Chief Technical Officer; Director, Finance; Director, Intellectual Property; Director, Market Research; Corporate Counsel; Office Manager & Executive Assistant and receptionist. The Company expects that it can operate its business, with minor variances, for the foreseeable future with the staff currently in place, but will increase its staffing levels in line with its licensing opportunities and successes. It is expected that the founders of the Company, Dr. Hatim Zaghloul and Dr. Michel Fattouche, will continue to provide technical assistance to the Company.

The Company has license contracts with both Cisco (dated December 2005 for all of Wi-LAN's patents at that date) and Fujitsu (dated May 2006 for fixed WiMAX only – 802.16 d) which could reasonably be expected to generate modest future royalty revenue from WiMAX products. However, neither of these contracts is currently generating any royalty income other than the initial up-front license payments. In addition, on December 4, 2006, the Company entered into an agreement with Nokia pursuant to which Nokia has licensed Wi-LAN's patents, has transferred patents relating to telecommunications and ADSL technologies to Wi-LAN (which patents have been ascribed a $34 million value based on an independent valuation by a large accounting firm) and paid approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

The Company has previously notified and is in the process of reminding parties that it believes infringe Wi-LAN's patents that they infringe certain of the Company's patents and requesting discussions with these parties. The Company hopes such meetings will lead to such parties licensing the Company's relevant patents. In some cases the Company is already in active negotiations about licensing some or all of Wi-LAN's patents. On average, in management's experience, it takes two years from the time a party is approached about taking a license until the time when a license agreement is finalized. However, it may take a shorter period of time or a much longer period to complete any such license.

The process which is typically followed starts with the Company identifying both the target licensees and the products it believes are infringing the Company's patents. The Company then prepares a letter identifying both the infringing products and the patents that are infringed. The Company's letter invites the recipient to enter into licensing discussions. If the target agrees to enter discussions, then the Company presents claim charts mapping specific claims in the patents to applicable standards or to the recipient's products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down then there is an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information the Company understands that royalties charged in similar circumstances have ranged from less than 0.1% to 7%. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the patents in question, the significance of the patent technology to the performance of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold, the party's future sales plans and the financial status of the prospective licensee. Licenses may require the licensee to pay a one-time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally the Company is prepared to grant licenses on reasonable and non-discriminatory terms to parties that request a license.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Finally, it is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license.

Currently the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent No. 2,064,975. This litigation is in its early stages. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although cost can vary significantly depending on a range of factors.

It is likely that the Company will litigate in the future in the United States and, in part, the proceeds from the issue and sale of shares in December 2006 will provide the Company with the funds necessary to prosecute U.S. litigation or to demonstrate to potential licensees that the Company has the capacity to do so. In management's experience a single patent litigation, up to and including trial, in the United States can cost between US$1-10 million, or more.

Management may consider utilizing contingency arrangements wherein the Company's law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. However, generally the Company would prefer to finance its litigations in the conventional manner by paying law firms on a fee-for-service basis to avoid giving up control of the litigation or its ability to manage matters or even terminate its outside lawyers if dissatisfied with their performance. Another reason the Company would be reluctant to engage in contingency litigation is that it will continue to license the patents in the litigation to other parties. The Company believes that there is typically a loss of control when a contingency firm is engaged and it will be more difficult for the Company to control all aspects of the licensing approach to the specific patents in the litigation. Management believes that many of the most successful and profitable licensing organizations which have developed a long-term, sophisticated patent licensing business, such as Qualcomm Inc., MOSAID, Rambus Inc., Texas Instruments Incorporated and Tessera, Inc., generally do not use contingency litigation.

On October 31, 2006, the Company's fiscal year-end, Wi-LAN had approximately $16.7 million in cash and short-term investments on hand. In January 2007, the Company received approximately $15.2 million, less 10% withholding taxes, due from Nokia. The total of $32 million, plus the net cash proceeds of approximately $28.3 million from the issuance of common shares that Wi-LAN completed on December 29, 2006, represents sufficient financial resources to fund more than five years of operations based on the Company's current plans and assuming no additional litigations are commenced or patents are purchased. The Company expects that within the next two to three years it will be in a position to fund ongoing operations from license revenues generated, although this is not assured.

In addition to any litigation commenced by the Company, it is also possible that one or more parties will file a suit against Wi-LAN seeking a declaratory judgment of non-infringement or invalidity against the Company's patents.

As part of its longer-term strategy, the Company plans to acquire additional patents, as they are identified and become available, to strengthen its portfolio, particularly in the wireless and telecommunications areas. The business models for acquisition may include: (a) the acquisition of patents or licensing rights to the patents with no up front cash payment, but sharing in any license fees generated through licensing the patents; (b) the acquisition of patents in partial consideration for a license to the Company's patent portfolio; and/or (c) the acquisition of patents for cash or common shares. Currently, the Company is in discussions with a number of parties concerning the possible acquisition of patents, but the cost of patent acquisitions is not specifically factored into the Company's plans due to the uncertainty of specific timing and price.

Employees and Facilities

At October 31, 2006 and January 9, 2007, Wi-LAN had 10 employees. The Company plans to grow staffing levels in 2007, and will manage its cost base relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

Wi-LAN's head office is located in approximately 4,000 square feet of leased space in Ottawa, Ontario, with annual rental expense of approximately $150. Additional space requirements will be driven by the number of employees in the business. Wi-LAN does not own any real property.

Risk Factors

- **The Company is now almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now solely an intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Company's business, operational results and financial condition would be materially adversely affected.

- **The Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Company to commence or continue litigation against those it considers to be infringing its patents or for the Company to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Company's patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by the Company and deplete the Company's financial resources.

- **The Company will need to acquire or develop new patents to continue and grow its business**. All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2014. In order to be successful in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Company will be able to do so. If the Company fails to acquire or develop additional patents or to acquire rights to license new patents, the Company's business, operational results and financial condition would be materially adversely affected.

- **The Company requires investment to translate its intellectual property position into sustainable profit in the market**. The Company's future growth depends on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

- **The Company is dependent on its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Company.

- **Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company**. The ability of the Company to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Company under patent laws. Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company's business and financial condition.

- **The Company has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company**. The Company continually evaluates opportunities to acquire additional products, technologies or businesses. The Company has no present commitments or agreements with respect to any such acquisition. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company's earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees.

4. Dividends

Wi-LAN has not paid dividends on any shares during the last five financial years. The Board has no current intention to pay cash dividends. The Board will review this policy from time to time having regard to the Company's financial condition, financial requirements and other factors considered relevant.

5. Capital Structure

Wi-LAN is authorized to issue an unlimited number of common shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding.

On October 31, 2006, there were 61,099,073 common shares issued and outstanding. In addition, there were 4,039,350 options to purchase common shares, 26,348 deferred stock units and

756,660 brokers warrants to purchase common shares issued and outstanding.

At the close of business on January 20, 2007, including the shares issued on December 29, 2006, there were 69,025,660 common shares issued and outstanding. In addition, there were 3,213,463 options to purchase common shares, 26,348 deferred stock units and 456,660 brokers warrants to purchase common shares issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the common shares, the special preferred shares and the preferred shares:

Common Shares

The holders of Wi-LAN's common shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per common share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the common shares from time to time with respect to the payment of dividends, holders of common shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of Wi-LAN, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs (any such event, a "Distribution"), holders of common shares, subject to the preferences accorded to holders of preferred shares and any of our other shares ranking senior to the common shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in our remaining property.

Special Preferred Shares

The holders of Wi-LAN's special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of our shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of our other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may at their option redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of the special preferred shares may require Wi-LAN to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

Wi-LAN's preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Wi-LAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of our common shares and any of our other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of our common shares and any of our other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

On March 21, 2005, the Board adopted a resolution to approve a shareholder rights plan (the "Rights Plan") which was approved by the shareholders on May 19, 2005. The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a takeover bid and to provide shareholders and the Board with adequate time to evaluate any bid for Wi-LAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company previously had a shareholder rights plan in place which expired in April 2002. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to the shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding common shares without either complying with the "permitted bid" provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase the common shares at a 50% discount to the market price at the time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding common shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, the shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to the shareholders.

6. Market for Securities

Trading Place and Volume

Wi-LAN's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "WIN". The volume of trading and price range of the common shares for the periods indicated are set forth in the following table. The data include trading information for December 2006, the month the license with Nokia was signed and the $30 million financing was completed and announced.

Month	Volume (000s)	High Trading Price	Low Trading Price
November 2005	860	$0.94	$0.78
December 2005	5,181	$1.38	$0.72
January 2006	1,480	$0.83	$0.70
February 2006	2,316	$0.71	$0.58
March 2006	2,740	$0.75	$0.55
April 2006	1,104	$0.74	$0.62
May 2006	8,211	$1.28	$0.65
June 2006	5,574	$1.57	$1.02
July 2006	4,457	$1.59	$1.25
August 2006	5,868	$1.53	$1.10
September 2006	6,787	$1.74	$1.29
October 2006	14,314	$2.42	$1.56
November 2006	8,553	$2.90	$1.80
December 2006	19,924	$5.39	$2.50

In October 2006, 172,800 warrants to purchase common shares were exercised at a price of $1.35 per common share. In December 2006 and January 2007, an additional 300,000 warrants to purchase common shares were exercised at a price of $0.88 per common share.

7. Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of Wi-LAN, their position with Wi-LAN and the year in which they became a director of Wi-LAN. The term of office for each of the directors will expire at the time of the next annual shareholders' meeting.

Name and Place of Residence	Position Held with Wi-LAN	First Year as a Director
James Douglas Skippen Ontario, Canada	Director, President & CEO and Chief Legal Officer	2006
Dr. Hatim Zaghloul (1) Alberta, Canada	Chairman of the Board of Directors	2006
Dr. Michel Tewfik Fattouche (1) (2) (3) Alberta, Canada	Director	2006
John Kendall Gillberry (2) (3) Ontario, Canada	Director	2005

321

Name and Place of Residence	Position Held with Wi-LAN	First Year as a Director
William Keith Jenkins [(4)] Alberta, Canada	Director	2005
Dr. Robert Adolph Schulz [(2)(4)] Alberta, Canada	Director	2006

Notes:

Committees of the Board of Directors

(1) Technical Advisory Committee member (Dr. Michel Fattouche, Chairman)
(2) Audit Committee member (Dr. Robert Schulz, Chairman)
(3) Compensation Committee member (John Gillberry, Chairman)
(4) Governance and Nominating Committee member (William Jenkins, Chairman)

At October 31, 2006, as a group, Wi-LAN's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 3,013,849 common shares which represented, 4.9% of the Company's outstanding common shares. At January 20, 2007, as a group, Wi-LAN's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 3,176,931 common shares which represented, 4.6% of the Company's outstanding common shares. Additionally, at January 20, 2007, as a group, the directors and executive officers beneficially owned, directly or indirectly, or exercised control over 26,348 deferred stock units.

Except as disclosed below, each of our directors has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present: President and CEO, & Chief Legal Officer of Wi-LAN and a director of the Company; May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated; October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP; 2001 - 2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary.

Dr. Hatim Zaghloul: March 2005 to present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas; January 2004 – February 2005: Executive Chairman of Wi-LAN; 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN.

.

Dr. Michel Tewfik Fattouche: Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services.

John Kendall Gillberry: 1996 to present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm; July 2005 – present: COO and CFO of Software Innovation Inc., a software developer; 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems; June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions; June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry.

William Keith Jenkins: Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors.

Dr. Robert Adolph Schulz: Professor of Strategic Management, University of Calgary – Haskayne School of Business.

Executive Officers

The following table sets forth the name, province and country of residence and position with Wi-LAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with Wi-LAN
James Douglas Skippen Ontario, Canada	Director, President & CEO, Chief Legal Officer
Robert Stephen Bower, FCA Ontario, Canada	CFO
William Ross Middleton Ontario, Canada	Vice-President, Licensing, General Counsel and Secretary
Jung Yee Ontario, Canada	Chief Technology Officer

Except as disclosed below, each of our executive officers has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: President & CEO – please see above for details.

Robert Stephen Bower: January 1, 2007 to present: CFO of Wi-LAN; March 1, 2006 - December 31, 2006: Acting Chief Financial Officer of Wi-LAN; 2004 – 2007: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company; 1999 – 2005: CFO of SiGe Semiconductor, Inc., a private wireless semiconductor company.

William Ross Middleton: August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN; April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International; October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated; December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated.

Jung Yee: August 2006 to present: Chief Technology Officer of Wi-LAN; May 2005 – July 2006: consultant; February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.

Conflicts of Interest

The Chairman of the Board abstained from voting on the consulting contract described in Section 11 of the AIF.

9. Audit Committee Information

Audit Committee Charter

The text of the Audit Committee's Charter is attached at Appendix "A" to this AIF.

Composition

The current members of the Audit Committee are Dr. Robert Schulz (Chairman), Dr. Michel Fattouche and John Gillberry, each of whom is an "independent" director and each of whom is "financially literate" as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Dr. Robert Schulz: Education includes: MBA from the University of Pittsburgh and PhD in Business Administration (minor in finance) from The Ohio State University. Experience includes: teaching business strategy and related courses at the B Comm, MBA and EMBA levels at the Haskayne School of Business at the University of Calgary. Co-coach of accounting and finance case competition teams, competing successfully at the national level.

Member of the Wi-LAN audit committee from June 1998 through March 2004, and Chairman since April 2006. Chairman of the Audit Committee of Renoworks Software, Inc., a TSX Venture company, since April 2004. Consulted for an Alberta MLA regarding the Auditor General's report on issues of the Alberta Heritage Fund, including internal control deficiencies (1981-83).

Dr. Michel Fattouche: Education includes: B.Sc. in Electrical Engineering from Cairo University, B.Sc. in Applied Mathematics from Ain Shams University and M.Sc. and PhD in Electrical Engineering from the University of Toronto. Experience includes: President of

Cell-Loc, a public company, from 1996 - 1997, and President & CEO of Cell-Loc from 1999 - 2002 (when the CFO reported to Dr. Fattouche).

Member of the Wi-LAN audit committee since April 2006, and member of the Wi-LAN Board from January 1993 - March 1999, then from April 2000 - March 2001, and from April 2006 - present.

John Gillberry: Education includes: MBA from Ivey School of Business (University of Western Ontario). Experience includes: Chief Financial Officer and Chief Operating Officer with Software Innovation Inc., an enterprise software development company.

Member of the Wi-LAN audit committee for fiscal 2005 and 2006. Other experience includes: member of audit committee for both private and public companies, and financial consultant on corporate finance matters for several venture-backed business.

Pre-approval of Non-audit Services

The following describes Wi-LAN's policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by our auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new CICA pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees

(CdnS000s)	Fiscal 2006	Fiscal 2005
Audit Fees [1]	$142	$101
Audit-related Fees [2]	90	41
Tax Fees [3]	19	15
All Other Fees [4]	82	12
Total Fees Billed	$333	$169

(1) "Audit Fees" consist of the aggregate fees billed by KPMG LLP ("KPMG"), the Company's auditors prior to October 25, 2006, for professional services rendered by them for the audit of the Company's annual financial statements and review of the MD&A, and services that are normally provided by them in connection with statutory and regulatory filings or engagements. PricewaterhouseCoopers LLP ("PwC") were appointed as auditors on October 25, 2006, and did not bill any fees prior to October 31, 2006.

(2) "Audit-related Fees" consist of the aggregate fees billed by KPMG for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of Wi-LAN's financial statements and are not reported as Audit Fees. Professional services provided include review and "selected procedures" of quarterly financial statements and accounting advice on certain matters. PwC did not bill any fees prior to October 31, 2006.

(3) "Tax Fees" consist of the aggregate fees billed KPMG for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of the Company's annual income tax returns. PwC did not bill any fees prior to October 31, 2006.

(4) "All Other Fees" consist of fees billed by KPMG for products and services other than Audit Fees, Audit Related Fees and Tax Fees. Fees billed by KPMG for the fiscal year ended October 31, 2006 for services provided by them relate to their review of the Company's prospectus and other filings in connection with the August 2006 public offering, as well as services relating to Wi-LAN's restructuring of its business. PwC did not bill any fees prior to October 31, 2006.

10. Legal Proceedings

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

There were several contingencies reported as at October 31, 2005 that were resolved during 2006. Legal action against Cisco was settled; the claim regarding a patent license and technology transfer agreement was resolved by the termination of the agreement with Industry Canada; and the commitment to purchase certain inventory was resolved as part of the disposition of the disposal of the engineering services business to Fujitsu.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006, Wi-LAN was advised by a former distribution channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend, and plans to file a defence in February 2007. Wi-LAN is still investigating whether there is any basis for this claim.

In March 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

11. Interests in Material Transactions

Except as disclosed in this AIF, no material transactions with the directors, senior officers, promoters or principal holders of our securities have occurred in our last three completed fiscal years or our current financial year. All of Wi-LAN's current senior officers were hired during the period from May 2006 through January 2007, and entered into employment agreements with the Company in the normal course of business.

In June 2006, the Chairman of the Board purchased 23,864 common shares at the price of $0.88 per share issued in connection with the Company's financing.

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

12. Transfer Agent and Registrar

The registrar and transfer agent for Wi-LAN's common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

13. Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Wi-LAN during the most recently completed financial year, or before the most recently completed financial year but are still in effect, follow.

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain licensed patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000).

During the second fiscal quarter of 2006, Wi-LAN completed its divestiture of its products business. The Libra 5800 product line was sold to GIL; the Ultima 3, VIP and LIBRA MX product lines were sold to EION; and the Til-Tek antenna business was sold to a subsidiary of Kavveri; the engineering services business was sold to Fujitsu in the fiscal third quarter of 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Net proceeds on the disposal of the engineering services business to Fujitsu amounted to $100, and were included in the overall net loss from discontinued operations. A number of contingent costs were avoided by completing the dispositions.

As previously explained, Wi-LAN completed three financings in 2006, with gross proceeds of $8,000 in June, $8,000 in August and $30,000 in December.

- In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000) priced at $0.88 per common share. Fees paid to brokers amounted to 6% of the financing, or $480. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one-year life were issued.

- In August 2006, Wi-LAN raised additional net cash of approximately $7,342 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short-form prospectus. The financing was priced at $1.25 per common share. Cash commissions of $480 (6% of the gross proceeds) were paid to the underwriters. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one-year life were issued.

- In December 2006, Wi-LAN raised further net cash of approximately $28,250 (gross proceeds of $30,000) by the sale of 6,666,700 common shares offered by way of a short-form prospectus. The financing was priced at $4.50 per common share. Cash commissions of $1,500 (5% of the gross proceeds) were paid to the underwriters. There were no brokers warrants issued.

14. Interests of Experts

Wi-LAN's auditors are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, 99 Bank

Street, Suite 7000, Ottawa, Ontario, K1P 1K6. PwC were appointed on October 25, 2006 following Wi-LAN's move to Ottawa from Calgary. To the knowledge of the Company, the partners and employees of PwC do not beneficially own, directly or indirectly, any of Wi-LAN's outstanding securities or other property.

15. Additional Information

Additional information with respect to Wi-LAN, including remuneration and indebtedness of directors and officers, principal holders of the Company's securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders to be held on March 22, 2007. Additional financial information is provided in Wi-LAN's fiscal 2006 audited financial statements and MD&A for years ending October 31, 2006. Additional information relating to Wi-LAN may be found on the SEDAR website at www.sedar.com.

Appendix "A"

Wi-LAN Inc. - Audit Committee Mandate

Purpose

The Board of Directors (the "Board") of Wi-LAN Inc. ("Wi-LAN") has established the Audit Committee (the "Committee") as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN's internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN's risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the "Members"), and from among those Members, the Chairman of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN's shares are listed. In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director's independent judgment as a Member.

All Members of the Committee should be "financially literate" (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand fundamental financial statements including Wi-LAN's balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member's financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a Wi-LAN director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their financial oversight responsibilities, (ii) providing better communication between directors and Wi-LAN's external auditors, (iii) enhancing the independence of the external auditor, (iv) increasing the credibility and objectivity of financial reports and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN's shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) be directly responsible for recommending the selection and determining the compensation of the external auditor;

(b) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c) establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d) annually require the external auditors to identify the relationships that may affect its independence;

(e) establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;

(f) pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member; and

(g) provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b) review with both management and the external auditor the appropriateness and acceptability of Wi-LAN's critical accounting policies and any proposed changes thereto;

(c) review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN's business, all alternative treatments of financial information with GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN's financial statements;

(d) question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e) review any problems experienced by the external auditors in performing audits;

(f) review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g) review and discuss the external auditor's report with the external auditor and management;

(h) review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management's response and follow up with respect to the identified weaknesses;

(i) review with management and with the external auditors, as appropriate, Wi-LAN's financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

(j) satisfy itself that adequate procedures are in place for the review of Wi-LAN's public disclosure of financial information extracted or derived from Wi-LAN's financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k) review with management Wi-LAN's relationship with the regulators and the quality of its filings with the regulators; and

(l) review with the General Counsel any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN's financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) establish, monitor and review policies and procedures for internal accounting, financial control and management information ("Internal Controls");

(b) establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c) monitor compliance with Wi-LAN's Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d) consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e) address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f) review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g) review and approve Wi-LAN's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(h) prior to Wi-LAN entering into any Related Transaction, review the Related Transaction and recommend its approval or rejection by the Board. For the purposes of this Mandate, a "Related Transaction" means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with Wi-LAN; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with Wi-LAN;

(i) annually, review any ongoing Related Transactions and report to the Board; and

(j) obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) identify risks inherent in Wi-LAN's business ("Risks");

(b) maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c) in conjunction with management, review, on an annual basis, all aspects of Wi-LAN's risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN's use of financial risk management instruments);

(d) monitor compliance with environmental codes of conduct and legislation; and

(e) monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a) meet regularly with management to discuss any areas of concern to the Committee or management;

(b) consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c) annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by the CFO at all Committee meetings is expected and attendance by the

Director, Finance (when in place) and the President & CEO is desirable. The Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairman of the Board, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;

(c) in collaboration with the Chairman of the Board, the President & CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) approve the expense reports of the Chairman of the Board;

(f) act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(g) provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN's external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN's expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.



WI-LAN INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi-LAN INC. (the "Corporation") will be held on Thursday, April 26, 2007 at 10:00 A.M. at the TELUS Convention Centre, 120 Ninth Avenue S.E., Calgary, Alberta T2G 0P3 (the "Meeting"), for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended October 31, 2006, together with the report of the auditors of the Corporation thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors' remuneration;

4. to consider and, if thought appropriate, to approve, with or without variation, a special resolution, as more particularly set forth in the Management Information Circular of the Corporation dated March 21, 2007 (the "Circular"), to authorize the continuance of the Corporation (the "Continuance") by delivery of articles of continuance under the *Canada Business Corporations Act* (the "CBCA");

5. to consider and, if thought appropriate, to approve, with or without variation, a resolution, as more particularly set forth in the Circular, to approve certain amendments to each of the Corporation's Share Option Plan and Deferred Stock Unit Plan as more fully set forth in the Circular; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Corporation's Management Information Circular and a form of proxy accompany this Notice.

The Board of Directors of the Corporation has specified that proxies used at the Meeting or at any adjournment thereof must be deposited with the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894 or with the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 (or 1-416-263-9524) and in any such case, not later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting.

Registered holders of the Corporation's Common Shares have the right to dissent with respect to the resolution to approve the Continuance and, if the Continuance becomes effective and provided that such holders have properly exercised their right to dissent, to be paid the fair value of their Common Shares in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta). The right to dissent of a holder of Common Shares is more particularly described in the Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Exhibit "D" to the accompanying Circular. A dissenting holder of Common Shares must send the Corporation, c/o the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, Attention: W.R. Middleton, a written objection to the resolution to approve the Continuance, which written objection must be received by 5:00 p.m. (Ottawa, Ontario time) on the business day immediately preceding the date of the Meeting or at the Meeting, with a copy to Computershare in the manner described above.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the resolution to approve the Continuance is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the holder.

DATED at Ottawa, Ontario this 21st day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

James Skippen

James D. Skippen
President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to the General Counsel and Corporate Secretary of the Corporation or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

Wi-LAN Inc.

Management Information Circular
March 21, 2007

This Management Information Circular (this "Circular") and the accompanying form of proxy (the "Proxy") are being sent to you in advance of the Annual and Special Meeting of Shareholders (the "Meeting") of Wi-LAN Inc. (the "Corporation") to be held at 10:00 a.m. (Calgary, Alberta time) on Thursday, April 26, 2007 at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta.

This Circular includes information about the Corporation that the Corporation is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 21 2007. All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

The Proxy

The Proxy is being solicited by management of the Corporation for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, directors, officers, employees and agents of the Corporation may solicit proxies by telephone, in writing or in person. The Corporation will pay for all costs of proxy solicitation.

The persons named in the Proxy are officers of the Corporation. **You have the right to appoint a person or company (who need not be a shareholder of the Corporation) to represent you at the Meeting other than the persons designated in the Proxy.** You may do so either by inserting the person's name in the blank space provided in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, or to the Corporation's transfer agent and registrar, Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the *Business Corporations Act* (Alberta) (the "ABCA") by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to the General Counsel and Corporate Secretary of the Corporation or by fax to 613-688-4894, or to Computershare in the manner described above, in either case at any time up to 5:00 p.m. (Ottawa, Ontario time) on April 25, 2007 or the last business day preceding any adjournment of the Meeting, at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The officers of the Corporation named in the Proxy or any other person properly appointed by you as a proxy will vote or withhold from voting any common shares in the capital of the Corporation ("Common Shares") held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

- **FOR the election of the directors named in this Circular;**
- **FOR the appointment of the auditors of the Corporation named in this Circular;**
- **FOR the approval of the special resolution of the shareholders authorizing the continuance of the Corporation under the *Canada Business Corporations Act* (the "CBCA"); and**
- **FOR the approval of a resolution of the shareholders amending certain provisions of each of the Corporation's employee share option plan (the "Option Plan") and deferred stock unit plan (the "DSU Plan");**

all as more fully set forth in this Circular.

The management of the Corporation knows of no amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of the Corporation's directors or senior officers, or any associate or controlled corporation or any such person has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the amendments to the Option Plan and the DSU Plan, which, if adopted, will apply to directors and senior officers, and the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on March 21, 2007 are entitled to receive notice of the Meeting. Such shareholders are entitled to vote at the Meeting unless their Common Shares have been transferred and the person to whom such Common Shares have been transferred has produced certificates representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has demanded, not later than ten days before the commencement of the Meeting, that their name be included on the list of the Corporation's shareholders entitled to vote at the Meeting.

At the date hereof, **75,084,020** Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

Insofar as the directors and senior officers of the Corporation are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the Common Shares.



Advice to Non-registered Holders of Common Shares

Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a "Non-registered Holder") and are registered either:

1. in the name of an intermediary (an "Intermediary") that the Non-registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2. in the name of The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-registered Holders of Common Shares. If you are a Non-registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If you did not object to your intermediary disclosing your name to the Corporation, you will receive the Notice of Meeting and this Circular (collectively, the "meeting materials"), and a request for voting instructions from Computershare, the Corporation's transfer agent. If you objected to your intermediary disclosing your name, you will receive the meeting materials from your intermediary, together with either a request for voting instructions or a form of proxy. Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to Non-registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, except that Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 5:00 p.m. (Ottawa, Ontario time) on April 25, 2007 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the meeting.

You should follow the instructions on the request for voting instructions and contact the Corporation or Computershare promptly if you need assistance.



If you received these materials from your intermediary

If you are a Non-registered Holder and have received the meeting materials from your intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-registered Holders to direct the voting of the Common Shares that they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A. Request for Voting Instructions.

If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless the revocation is received at least seven days before the meeting.

If you wish to attend the meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the meeting.

or

B. Form of Proxy.

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.

If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled "The Proxy" above.

If you wish to attend the meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be deposited with the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, or to the Corporation's transfer agent and registrar, Computershare, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the meeting.

You should follow the instructions on the document which you have received and contact your intermediary promptly if you need assistance.



PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited financial statements of the Corporation for the year ended October 31, 2006 (the "Financial Statements") and the auditor's report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements are included in the Corporation's 2006 Annual Report which was mailed to shareholders in January 2007. In accordance with the provisions of the ABCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

The Corporation has filed an Annual Information Form (the "AIF") for its 2006 fiscal year and its 2006 Annual Report on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management's discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. In particular, Item 9 of the AIF includes the information that is required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the seven (7) nominees whose names are set forth below. Each director will hold office until the next annual meeting of the shareholders of the Corporation or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The Nominees

The following table sets forth the name, province (or state) and country of residence of each person proposed to be nominated by management for election as a director, all other positions and offices of the Corporation now held by that person, his principal occupation, the year in which he first became a director of the Corporation and the number of Common Shares that such person has advised the Corporation are beneficially owned, directly or indirectly, or over which control or discretion is exercised by him as at the date of this Circular.

Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Owned, Controlled or Directed
James Douglas Skippen Ottawa, Ontario, Canada	2006	Director, President & Chief Executive Officer and Chief Legal Officer of the Corporation	225,000
Dr. Hatim Zaghloul [4] Calgary, Alberta, Canada	2006	President & Chief Executive Officer, Innovative Products for Life Inc.	749,810
Dr. Michel Tewfik Fattouche [1][3][4] Calgary, Alberta, Canada	2006	Chief Technical Officer, Cell-Loc Location Technologies Inc.	2,032,264
John Kendall Gillberry [1][3] Milton, Ontario, Canada	2005	Chief Financial Officer, Software Innovations Inc.	10,000



Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Owned, Controlled or Directed
William Keith Jenkins [(2)] Calgary, Alberta, Canada	2005	Partner, Fraser Milner Casgrain LLP	None
Paul Richman Nissequogue, New York USA	Proposed New Director	Chairman and Chief Executive Officer of The Consortium for Technology Licensing, Ltd	500,000
Richard J. Shorkey Ottawa, Ontario	Proposed New Director	Chartered Accountant / Consulting CFO	None

(1) Audit Committee member
(2) Governance and Nominating Committee member
(3) Compensation Committee member
(4) Technical Advisory Committee member
(5) The Corporation does not have an Executive Committee

Except for Mr. Skippen, Mr. Richman and Mr. Shorkey each of the above-mentioned persons was elected to his present term of office on the Board by a vote of the holders of Common Shares at a meeting of such holders, notice of which was accompanied by an information circular which contained certain required information relating to each such person. The information provided below has been provided to us by the individual himself and has not been independently verified by us.

James D. Skippen, President & Chief Executive Officer, Chief Legal Officer and a Director of the Corporation: Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated from May 2004 to June 2006. From October 2003 to May 2004, Mr. Skippen was counsel at McCarthy Tétrault LLP and leader of that firm's Ottawa Information Technology Practice. Prior to October 2003, Mr. Skippen held a series of executive positions with MOSAID, with the final positions being Senior Vice President Patent Licensing, General Counsel and Secretary. Mr. Skippen was admitted to the Law Society of Upper Canada in 1988. Mr. Skippen is 44 years old.

Paul Richman, Chairman and Chief Executive Officer of The Consortium for Technology Licensing, Ltd.: Mr. Richman is a well-known expert in patent and IP licensing. In February, 2000, he retired from his positions of Chairman of the Board of Standard Microsystems Corporation and Chairman of Standard Microsystems' Japanese Subsidiary, Toyo Microsystems Corporation. In addition to being one of the founders of Standard Microsystems and, over a period of twenty nine years with the company, serving as its Vice President of Research & Development, President, Chief Executive Officer and Chairman of the Board, Mr. Richman served as Adjunct Professor of Electrical Engineering at the City University of New York from 1974 through 1975 and as Visiting Professor in the Department of Electrical Sciences of the State University of New York at Stony Brook from 1975 through 1982. Mr. Richman is 64 years old.


343

Richard J. Shorkey, CA: Mr. Shorkey is a Chartered Accountant with more than 30 years of industry experience holding senior financial and general management roles. He currently provides part-time and interim CFO services to several technology companies since September 2002. Prior to this (November 2000-August 2002), he was CFO of ATMOS Corporation (semiconductor embedded memory IP). His experience also includes: Chief Financial Officer of Bytec-Comterm Inc., manufacturer of IBM compatible computer products ($28,000,000 public offering); President of Solartronics Limited, one of the top ten manufacturers of solar equipment in Canada; and senior financial positions with Bowmar Canada Ltd. and Leigh Instruments Limited. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Mr. Shorkey is 59 years old.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder's Common Shares are to be withheld from voting in the election of directors.

Directors' Attendance

Since the beginning of the fiscal year ended October 31, 2006 until the date of this Circular, the Board met on 31 occasions, the Audit Committee of the Board (the "Audit Committee") met on 10 occasions; the Compensation Committee of the Board (the "Compensation Committee") met on 4 occasions; and the Governance and Nominating Committee of the Board (the "Governance Committee") met on 1 occasion during this period. Compensation and governance issues are also discussed during the full Board meetings with all the Board members present.

Prior to the Corporation's annual and special meeting of shareholders held on April 20, 2006, the Board was comprised of the following seven members: Messrs. Henry Burkhalter, E. Denis Colbourne, William A. Dunbar, John K. Gillberry, William C. Hews, George R. Horhota, and William K. Jenkins. Prior to April 20, 2006, the Audit Committee was comprised of Messrs. Burkhalter, Gillberry and Horhota, the Compensation Committee was comprised of Messrs. Colbourne, Horhota and Jenkins and the Governance Committee was comprised of Messrs. Burkhalter and Colbourne.

Of the 31 Board meetings, 10 Audit Committee meetings, 4 Compensation Committee meetings and 1 Governance Committee meeting held since the beginning of the fiscal year ended October 31, 2006, 16 such Board meetings, 2 such Audit Committee meetings and 3 such Compensation Committee meetings were held prior to April 20, 2006.

The following table sets forth the attendance of directors at meetings of the Board, the Audit Committee, the Compensation Committee and the Governance Committee.

Director	Attendance at Board Meetings*	Committees	Attendance at Committee Meetings*
James D. Skippen	12/12	None	
Dr. Hatim Zaghloul	23/26	None	
Dr. Michel T. Fattouche	12/15	Audit Committee	6/8
		Compensation Committee	1/1
John K. Gillberry	25/31	Audit Committee	10/10
		Compensation Committee	1/1


344

William K. Jenkins	25/31	Compensation Committee Governance Committee	2/3 1/1
Dr. Robert A. Schulz	14/15	Audit Committee Governance Committee	8/8 1/1
Henry Burkhalter	5/16	Audit Committee	0/2
E. Denis Colbourne	12/16	Compensation Committee	1/3
William A. Dunbar	16/16	None	
William C. Hews	16/16	None	
George R. Horhota	15/16	Audit Committee Compensation Committee	2/2 1/3

* Attendance is recorded for only those meetings that occurred during the period following a Director's appointment to the Board and applicable Committees

STATEMENT OF EXECUTIVE COMPENSATION

The following table, presented in accordance with the National Instrument 51-102 of the Canadian Securities Administrators, sets forth all compensation paid in respect of each individual who served as the Corporation's President & Chief Executive Officer and Chief Financial Officer during the year ended October 31, 2006 and the other three most highly compensated executive officers of the Corporation who earned more than $150,000 in salary and bonus during the last fiscal year (together, the "Named Executive Officers").



Summary Compensation Table

Name and Principal Position	Financial Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)	Long-Term Compensation: Securities Under Options/SARS Granted (#)	Long-Term Compensation: All Other Compensation ($)
James D. Skippen	2006	128,125	50,000	[5]	1,500,000[6]	Nil
President, Chief				[5]	Nil	
Executive Officer, Chief	2005	Nil	Nil	[5]	Nil	Nil
Legal Officer and a	2004	Nil	Nil			Nil
Director [1]						
R. Stephen Bower	2006	Nil	Nil	183,500[7]	200,000	Nil
Acting Chief Financial	2005	Nil	Nil	Nil	Nil	Nil
Officer [2]	2004		Nil	Nil	Nil	Nil
				Nil		
William R. Middleton	2006	43,269	Nil	[5]	365,000	--
Vice President,	2005	Nil	Nil	Nil	Nil	Nil
Licensing, General	2004	Nil	Nil	Nil	Nil	Nil
Counsel and Secretary [3]						
Jung Yee	2006	30,769	Nil	[5]	225,000	--
Chief Technology	2005	Nil	Nil	Nil	Nil	Nil
Officer [4]	2004	Nil	Nil	Nil	Nil	Nil
William A. Dunbar [1]	2006	96,667	104,673[8]	Nil	Nil	129,469 [9]
Previous President &	2005	81,385	Nil	Nil	81,288 [8]	Nil
Chief Executive Officer	2004	Nil	Nil	Nil	35,000	Nil
Keith Bittner [2]	2006	133,344	25,000 [10]	[5]	33,000	118,852 [10]
Previous Chief Financial	2005	132,000	Nil	[5]	62,000	Nil
Officer	2004	122,000	Nil	[5]	Nil	Nil

Notes:

(1) On June 20, 2006, James D. Skippen was appointed President & Chief Executive Officer and Chief Legal Officer, replacing William A. Dunbar who ceased to be President and Chief Executive Officer of the Company and retired on June 30, 2006. The annualized salary for Mr. Skippen during the fiscal period was $325,000.

(2) On March 1, 2006, R. Stephen Bower was appointed Acting Chief Financial Officer under a consulting agreement and on January 1, 2007 was appointed Chief Financial Officer with an annualized salary of $225,000. On March 1, 2006, Keith Bittner ceased to be Chief Financial Officer of the Company.

(3) On August 28, 2006, William R. Middleton was appointed Vice President, Licensing, General Counsel and Secretary. The annualized salary for Mr. Middleton during the fiscal period was $225,000.

(4) On August 28, 2006, Jung Yee was appointed Chief Technology Officer. The annualized salary for Mr. Yee during the fiscal period was $160,000.

(5) The value of perquisites and benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officer's salary and bonus.

(6) Includes stock options

(7) Amounts paid were pursuant to a consulting arrangement based upon an approved per diem rate which ceased when Mr. Bower was appointed CFO on January 1, 2007.

(8) Deferred stock units granted. Mr. Dunbar received a portion of his salary in the form of DSUs paid in shares.

(9) Severance received in the form of DSUs paid in shares.

(10) Bonus was paid for performance related to restructuring operations and other was accrued severance and DSUs.

3A6

Option Plan

The Option Plan was established on February 16, 1998, and has subsequently been amended in 2000, 2001, 2005 and 2006. Subject to the approval of our shareholders at the Meeting, the Board has approved further amendments to the Option Plan (see under "Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan" on page 19 below). Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any shares issued and outstanding under the DSU Plan and any other equity compensation plan. The Option Plan is in place to assist the Corporation in attracting, retaining and motivating directors, officers, employees and consultants (the "Participants") and to closely align their personal interests with those of the Corporation's shareholders by providing Participants with the opportunity, through stock options ("Options"), to acquire Common Shares.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan.

The period during which an Option may be exercised (the "Exercise Period") shall, subject to the provisions of the Option Plan requiring acceleration of rights of exercise, be such period as may be determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond ten (10) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the optionee and shall not be assignable. In addition, each Option shall provide that: (a) upon the death of the optionee, the Option shall terminate on the earlier of the date determined by the Compensation Committee which shall not be more than twelve months from the date of death and the last day of the Exercise Period; and (b) if the optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and the last day of the Exercise Period (any such termination date, a "Termination Date"); provided that in no event shall the number of Common Shares that the optionee (or the optionee's heirs or successors) shall be entitled to purchase until the Termination Date be more than the number of Common Shares which the optionee was entitled to purchase on the date of death or the date the optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

The maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Option Plan is 5% of the number of Common Shares then issued and outstanding. The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to the Option Plan and issuable to insiders under the Option Plan within any one-year period is 10% of the Common Shares outstanding, less any shares issued and outstanding under the DSU Plan. Therefore, the maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security-based compensation arrangements is 10% of the Common Shares then issued and outstanding.



The exercise price of Options issued pursuant to the Option Plan is determined by the Board but cannot be less than the closing market price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the trading day immediately prior to the grant of the option (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price as may be set by the Board and approved by the TSX.

Options granted under the Options Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant's rights under the Option Plan or increase any Participant's obligations under the Option Plan without that Participant's consent. Any amendment of the Option Plan is also currently subject to the prior approval of the TSX and may require the approval of the Corporation's shareholders.

Options to purchase up to 10% of our outstanding Common Shares, less any Common Shares issued and outstanding under the DSU Plan, have been authorized under the Option Plan. As at the date of this Circular, there were outstanding Options granted pursuant to the Option Plan to purchase up to an aggregate of 3,314,000 Common Shares (or 4.4 % of our outstanding Common Shares) at prices ranging from $0.70 to $5.22 per share and expiring at various dates through February 26, 2012. The executive officers and directors of the Corporation hold, in the aggregate, Options to purchase up to 2,920,000 Common Shares as at the date of this Circular.

The following table provides details of grants of Options to purchase Common Shares to each of the Named Executive Officers under the Option Plan during the Corporation's fiscal year ended October 31, 2006:

Name	Securities Under Options /SARS Granted (#)	% of Total Options Granted to Employees and Directors in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date (2)
James D. Skippen	1,500,000	33.4%	$ 0.70	$ 0.70	May 5, 2011
R. Stephen Bower	200,000 (3)	4.4%	$ 0.70	$ 0.70	May 5, 2011
William R. Middleton	330,000	7.3%	$1.27	$1.25	August 28, 2011
	35,000	0.8%	$1.44	$1.44	September 26, 2011
Jung Yee	200,000	4.4%	$1.25	$1.25	August 28, 2011
	25,000	0.6%	$1.44	$1.44	September 26, 2011
William A. Dunbar	50,000	1.1%	$1.02	$1.02	September 26, 2006 (4)
	143,769 (5)	3.2%	$1.14	$1.14	June 30, 2006 (4)
Keith Bittner	10,000	0.2%	$ 1.02	$ 1.02	July 29, 2007 (4)

Notes:

(1) During the fiscal year ended October 31, 2006, a total of 4,302,000 Options to purchase common shares and 195,595 DSUs were granted, all of which were granted to employees and directors of the Company.

(2) DSUs expire upon termination of employment with the Company.

(3) Mr. Bower was granted an additional 100,000 Options to purchase Common Shares on accepting the position as Chief Financial Officer effective January 1, 2007.

(4) Based on termination date of June 30, 2006.

(5) DSUs.



The following table sets forth each exercise of options to purchase Common Shares under the Plan during the fiscal year ended October 31, 2006 by the Named Executive Officers:

Aggregated Option / SAR Exercises during the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at October 31, 2006 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money (2) (3) Options at October 31, 2006 Exercisable / Unexercisable ($)
James D. Skippen	Nil	Nil	375,000 / 1,125,000	438,750 / 1,316,250
R. Stephen Bower	Nil	Nil	87,500 / 112,500	102,375 / 131,625
William R. Middleton	Nil	Nil	35,000 / 330,000	15,050 / 198,000
Jung Yee	Nil	Nil	25,000 / 200,000	10,750 / 124,000
William A. Dunbar	25,000 205,387 (4)	10,500 234,141	Nil / Nil Nil / Nil	Nil / Nil Nil / Nil
Keith Bittner	55,000 50,000 (4)	54,440 35,083	Nil / Nil Nil / Nil	Nil / Nil Nil / Nil

Notes:

(1) The aggregate value realized for Options is based on the difference between the market value of the Shares on the date of exercise and the exercise price of the related Option. The aggregate value realized for DSUs is based on the market value of the shares on the date of exercise.

(2) The value of unexercised in-the-money Options and DSUs at year-end is based on the closing price of the shares on the TSX on October 31, 2006, which was $1.87 per Share.

(3) In-the-money for Options means the market value of the Shares underlying the Options on that date exceeds the Option exercise price. The in-the-money value of the DSUs and RSUs is the market value of the equivalent number of shares.

(4) DSUs.

Deferred Share Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of deferred stock units which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs and the DSU Plan as amended was adopted by shareholders on April 20, 2006. Subject to the approval of our shareholders at the Meeting, the Board has approved further amendments to the DSU Plan (see under "Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan" on page 19 below). Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any shares issued and outstanding under any other the Option Plan and any other equity compensation plan. The DSU Plan provides selected employees and members of the Board with compensation opportunities which are compatible with shareholder interests, encourage a sense of ownership and enhance our ability to retain key personnel and reward significant achievements.

The DSU Plan is administered by the Compensation Committee of the Board, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan.

Under the DSU Plan, as amended, DSUs are redeemable for their cash equivalent value ("Cash Equivalent") or Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs multiplied by either, at the sole discretion of the Compensation Committee, (i) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs or (ii) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury will based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 Business Days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

If the Corporation acquires Common Shares on the open market, such shares will be acquired through an independent broker designated by the Compensation Committee (the "Designated Broker"). The Corporation will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. The Corporation, on behalf of the holder of DSUs will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately but may only be redeemed upon termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs) of the DSU holder. DSUs granted under the DSU Plan may not be assigned in any manner whatsoever other than in the case of death or incapacity. The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant's rights or obligations under the DSU Plan without that participant's consent. Any amendment of the DSU Plan is also currently subject to the prior approval of the TSX and may require the approval of the Corporation's shareholders.

As at the date of this Circular, the total number of DSUs issued and outstanding under the DSU Plan was 26,348, representing 0.00035% of the Company's issued and outstanding Common Shares if all DSUs were exercised in exchange for Common Shares, rather than cash. The Company currently provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.



Employment Agreements and Management Contracts

The Corporation entered into an employment contract with Mr. James Skippen effective June 19, 2006, appointing Mr. Skippen President & Chief Executive Officer of the Corporation. Under the employment contract, as amended, Mr. Skippen receives an annual base salary of $325,000, and was granted 1,500,000 options and a total of 750,000 restricted share units ("RSUs") that vest annually in January 2007, 2008 and 2009. Mr. Skippen also receives annual payments of $250,000 for a period of three years, payable in January in each of 2007, 2008 and 2009, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. The first 250,000 RSUs vested and, together with the first payment of $250,000 due to Mr. Skippen, were paid by the Company in January 2007.

Mr. Stephen Bower was appointed Chief Financial Officer of the Corporation effective January 1, 2007, having been Acting Chief Financial Officer of the Corporation since March 1, 2006. His annual salary is $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Bower received a grant of 100,000 options on January 1, 2007 which vest at a rate of 33% annually, in addition to the 200,000 options he received on May 5, 2006. Mr. Bower may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated by the Corporation upon the provision of three months' notice or upon payment of three months' base salary.

Mr. William Middleton joined Wi-LAN as Vice-President, Licensing, General Counsel and Secretary pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton is paid an annual salary of $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Middleton has been granted a total of 365,000 options. Mr. Middleton may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will vest immediately. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will vest immediately.

Mr. Jung Yee joined Wi-LAN as Chief Technology Officer pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee is paid an annual salary of $160,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Yee has been granted a total of 225,000 options. Mr. Yee may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.



Composition of the Compensation Committee

The members of the Compensation Committee during the Corporation's 2006 fiscal year were, from October 31, 2005 to April 20, 2006, E. Denis Colbourne, George Horhota and William K. Jenkins and have been, since April 20, 2006, Dr. Michel T. Fattouche and John K. Gillberry. None of the current or former Compensation Committee members for the 2006 fiscal year has ever been executive officers or employees of the Corporation or its subsidiaries and the only relationship the current Compensation Committee members have had with the Corporation has been as directors. None of the current or former members of the Compensation Committee for the 2006 fiscal year has any indebtedness to the Corporation or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Report on Executive Compensation

The recommendations of the Compensation Committee are referred to the Board for approval. The compensation payable to each of the Corporation's current Named Executive Officers is governed by the written agreements referred to above.

It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment.

Base salaries are competitive in the industry and are determined on the basis of outside market data as well as individual performance and experience level. The President & Chief Executive Officer's base salary is determined based on his experience and expertise. Base salaries for senior managers of the Corporation are based on the experience and performance of each senior manager.

Any bonuses paid to each of the Corporation's current executive officers are determined in accordance with their written employment agreements in conjunction with the overall performance of the Corporation. Annual bonuses may be paid to any employees of the Corporation based on individual and corporate performance.

During fiscal 2006, the base salaries of the Corporation's current Named Executive Officers was determined pursuant to their respective employment agreements. For the fiscal 2007 period, the Corporation expects that any changes to any of the Corporation's current executive officers' base salaries and any bonuses for them will continue to be submitted to the Compensation Committee of the Board for review and approval.

The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation. The compensation for all remaining executives (except for that contractually provided for) is determined by the President & Chief Executive Officer.



Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index for the period October 31, 2002 to March 20, 2007.



Cumulative Total Return
on $100 Invested
$400
$350
$300
$250
$200
$150
$100
$50
$-
31-Oct-01
31-Oct-02
31-Oct-03
31-Oct-04
31-Oct-05
31-Oct-06
20-Mar-07

	31-Oct-01	31-Oct-02	31-Oct-03	31-Oct-04	31-Oct-05	31-Oct-06	20-Mar-07
Wi-LAN	$100.00	$73.06	$204.11	$72.15	$37.44	$85.39	$268.49
S&P/TSX Composite	$100.00	$90.75	$112.88	$128.83	$150.80	$179.28	$188.47
S&P/TSX Capped Info Tech	$100.00	$47.78	$81.31	$102.25	$88.24	$97.71	$111.60

Compensation of Directors

The Corporation's non-executive directors in fiscal 2006 have been granted an aggregate of 773,000 Options during fiscal 2006 as consideration for their services as directors, of which 345,000 have been exercised, none have expired, 16,000 have been cancelled, 306,000 are exercisable and 701,000 are not yet exercisable. The Corporation's independent directors, excluding the Chair, have been granted an aggregate of 26,348 DSUs during fiscal 2006 as consideration for their services as directors. The DSUs become exercisable on the date of a director's departure from the Board. Directors are encouraged to own Common Shares to help ensure that their interests are aligned with the Corporation's shareholders; certain of the directors have significant shareholdings in the Corporation (refer to table beginning on page 4). Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors. The Chairman of the Board received a retainer in the amount of $Nil and 9,882 DSUs for fiscal 2006.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with the Chairman Dr. Hatim Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting. Dr. Zaghoul is also enrolled in the Corporation's standard healthcare benefits program.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation's equity compensation plans as at October 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,215,698 [1]	$1.00	2,894,209
Equity compensation plans not approved by security holders	850,000 [2]	$Nil	Nil
Total	4,065,698	$1.00	2,894,209

(1) These securities include Common Shares issuable under the Option Plan (see "Statement of Executive Compensation - Option Plan" above) and includes 26,348 DSUs issued and outstanding under the Corporation's deferred share unit plan

(2) Options in respect of 850,000 common shares were granted to a senior officer of the Corporation as an inducement to enter into an employment agreement with the Corporation. These options were not granted under the Corporation's stock option plan. In accordance with the rules of the Toronto Stock Exchange, the grant of these options did not require approval of the Corporation's shareholders.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management of the Corporation is not aware of any indebtedness outstanding by any of the directors, nominees for director, executive officers or senior officers of the Corporation or any of their respective associates or affiliates to the Corporation, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for the Corporation's insurance policy is $5,000,000 with deductible amounts of $50,000 with respect to corporate reimbursement and $5,000,000 for securities claims payable by the Corporation. The aggregate annual premium in 2006 was $97,595 paid by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of the Corporation during fiscal 2006 or in any proposed transaction that have materially affected or that would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors' remuneration. PricewaterhouseCoopers LLP was first appointed as the Corporation's auditors on October 25, 2006.

PARTICULARS OF MATTERS TO BE ACTED UPON

Special Resolution – Approval of Continuance Under the CBCA

Required Shareholder Approval and Conditions

At the Meeting, the Corporation's shareholders will be asked to consider, and if thought advisable to pass, a special resolution (the "Continuance Resolution") substantially in the form set out in Exhibit "A" to this Circular, to continue the Corporation from the ABCA, which currently governs its affairs, to the CBCA (the "Continuance"). In order to become effective, the Continuance Resolution must be approved by a vote of not less than two-thirds of the votes cast by shareholders at the Meeting, present in person or by proxy.

If the Continuance is approved at the Meeting, subject to the discretion of the Board to decide otherwise, the Corporation will seek approval of the Director under the ABCA to apply to the Director under the CBCA for continuance of the Corporation, as required by Section 189 of the ABCA. To approve the Continuance the Director under the ABCA must be satisfied that with the Continuance into another jurisdiction no creditors or shareholders will be adversely affected.

The Corporation intends to file articles of continuance pursuant to Section 187 of the CBCA to continue the Corporation under the provisions of the CBCA as soon as practicable after the Meeting. Subject to appropriate shareholder approval and such filings, the Continuance will be effective on the date of the certificate of continuance, which shall be issued by the Director under the CBCA upon receipt of articles of continuance pursuant to Subsection 187(4) of the CBCA. The ABCA will cease to apply to the Corporation on the date of the certificate of continuance under the CBCA. The Corporation will file a copy of the certificate and articles of continuance with the Director under the ABCA within 60 days after the date of the issuance of the certificate of continuance.

Notwithstanding the approval of the Continuance by a special resolution of the shareholders, the Board may, without further approval of the shareholders, abandon the application for Continuance at any time prior to the issue of a certificate of continuance by the Director under the CBCA.

Reasons for the Proposed Continuance

Management believes that the Continuance of the Corporation under the CBCA is appropriate given the national and international scope of the Corporation's business, and the recent move of the Corporation's executive offices to Ottawa, Ontario. Continuance under the CBCA will permit the Corporation to take advantage of recent amendments to the CBCA which modernize corporate law procedures and requirements.


355

Management is of the view that the CBCA is consistent with corporate legislation in most other Canadian jurisdictions and will provide shareholders with substantially the same rights that are available to shareholders under the ABCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. The CBCA amendments relating to residency requirements of directors (described below) will provide the Corporation with greater flexibility to attract experienced and qualified individuals to serve as directors of the Corporation.

CBCA Versus ABCA

The ABCA and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. The following is a brief summary of certain differences which management considers to be material. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding any implications of the Continuance which may be of particular importance to them.

Board of Directors

Under the ABCA, at least one-quarter of the Corporation's directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians. The CBCA imposes no residency requirements on committees.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000; or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a company in connection with the purchase of shares of the company or its affiliates, or to shareholders, directors and their associates of the company and its affiliates. The CBCA has no such requirement.



Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if the Corporation resolves to effect certain fundamental changes. However, under the CBCA, the Corporation must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the Corporation, must send the Corporation notice of his demand for payment of the fair value of his shares and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the Corporation, or its transfer agent, his share certificates. No more than seven days after receiving notice from the dissenting shareholder, the Corporation must make an offer to pay. The Corporation or the dissenting shareholder may apply to the Court to fix a fair value for the shares of the dissenting shareholder. See "Dissent Rights" below and Exhibit "D" hereto.

Under the ABCA a dissenting shareholder may send the Corporation a written objection to the resolution at or before the meeting. Once the resolution is adopted the dissenting shareholder may make application to the Court to fix the fair value of his shares. If an application is made to the Court, the Corporation must send an offer to pay to each dissenting shareholder. The dissenting shareholder may accept the offer to pay from the Corporation or wait for an order from the Court fixing the fair value of the shares.

Effects of Continuance

Continuance under the CBCA does not create a new legal entity and will not prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation.

The persons who constitute the Board will continue to be those persons elected by the shareholders at the Meeting. The officers of the Corporation will continue to be those persons appointed by the Board.

Under the CBCA, upon Continuance, there is no change in: (i) the ownership of corporate property; (ii) liability for obligations; (iii) the existence of a cause of action, claim or liability to prosecution; (iv) enforcement against the Corporation of any civil, criminal or administrative proceedings pending; and (v) the enforceability of any conviction or judgment against or in favour of the Corporation. Furthermore, any shares issued before the Continuance are deemed to have been issued in compliance with the CBCA and with the articles of continuance. Continuance does not deprive a holder of Common Shares of any right or privilege, or relieve a holder of Common Shares of any liability in respect of an issued share.

Articles of Continuance

The Corporation is currently an Alberta corporation which has Articles of Incorporation which, as they have been amended to the date of this Circular, set out the name, the authorized capital, the classes, any maximum number of shares that may be issued, the rights, privileges, restrictions and conditions attaching to shares, any restriction on the right to transfer shares, the maximum or minimum number of directors and any restrictions on the business of the Corporation. Upon the Continuance taking effect, the articles of continuance filed under the CBCA will replace the Articles of Incorporation (as amended to the date of this Circular) filed under the ABCA.


357

The rights, privileges, restrictions and conditions that are presently applicable to the Common Shares are substantially the same as the rights, privileges, restrictions and conditions that will attach to such Common Shares after Continuance and are set out in the articles of continuance.

Under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation. The proposed Articles of Continuance indicate that meetings of shareholders of the Corporation may be held at any place in Canada or the United States.

The Corporation's current articles of incorporation provide for a minimum of 3 and maximum of 9 directors of the Corporation and that the head office of the Corporation shall be in Calgary, Alberta. The proposed Articles of Continuance will maintain the same minimum and maximum number of directors but will delete the reference to the location of the head office.

The deletion of the reference to the location of the head office is being proposed to provide the Corporation with greater flexibility in this regard, and to achieve cost savings resulting from the requirement to maintain a registered office address in Alberta.

Dissent Rights

Under the provisions of Section 191 of the ABCA, a registered shareholder of the Corporation is entitled to send a written objection to the Continuance Resolution. In addition to any other right a shareholder may have, when the action authorized by the Continuance Resolution becomes effective, a registered shareholder who complies with the dissent procedure under Section 191 of the ABCA is entitled to be paid the fair value of his or her shares in respect of which he or she dissents, determined as at the close of business on the day before the Continuance Resolution is adopted.

A summary of the dissent procedure provided by Section 191 of the ABCA, together with a copy of the full text of Section 191 of the ABCA, is set out at Exhibit "D" to this Circular. The description of the dissent rights and procedure is not a comprehensive statement of the procedure to be followed by shareholders and is qualified in its entirety by the full text of Section 191 of the ABCA. Shareholders who may wish to dissent should read Exhibit "D" to this Circular carefully and in its entirety.

Non-Registered Holders who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent.

A shareholder is not entitled to dissent if such shareholder votes any of the Common Shares beneficially held by such shareholder in favour of the Continuance Resolution. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 191 of the ABCA.

Failure to adhere strictly to the requirements of Section 191 of the ABCA may result in the loss or unavailability of rights under that Section.



<u>Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan</u>

At the Meeting, the Corporation's shareholders will be asked to consider and, if thought advisable, to approve an ordinary resolution, the full text of which is set out at Exhibit "B" to this Circular (the "<u>The Option and DSU Plans Resolution</u>") to amend both the Option and DSU Plans (the "<u>Plans</u>"). Pursuant to the policies of the TSX, the Option and DSU Plans Resolution must be approved by a majority of the votes cast at the Meeting.

The most significant proposed changes to the Option and DSU Plans proposed under The Option and DSU Plans Resolution are as follows:

1. The vesting provisions of the Option Plan will be amended to provide the Board with greater flexibility to deal with Options under the Option Plan in the event of a "change of control", including the ability of the Board to determine in its sole discretion whether to: accelerate the vesting provisions of any Options in the event of a change of control; provide for the cashless exercise of all outstanding Options at the "Change of Control Price", namely the highest price per Common Share paid in any transaction reported on a securities exchange or paid or offered in any transaction related to a potential or actual change of control; provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the change of control; and/or determine that outstanding Options which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a change of control.

2. The terms of the DSU Plan will be amended to reflect the terms of the Option Plan regarding insider participation by providing that: (i) the maximum number of Common Shares reserved for issuance pursuant to Units granted to insiders at any time may not exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; (ii) the maximum number of Common Shares which may be issued to insiders, within a one-year period, may not exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; (iii) the maximum number of Common Shares which may be issued to any one insider and the associates of such insider, within a one-year period, may not exceed 5% of the number of the Corporation's issued and outstanding Common Shares at any given time; (iv) the maximum number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements cannot exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; and (v) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding Common Shares at any given time. In accordance with the TSX Company Manual, by amending the DSU Plan to include these provisions regarding maximum insider participation in the Plans, the Corporation will not be required to secure disinterested shareholder approval where shareholder approval is required in respect of the DSU Plan in the future.


359

3. The amendment provisions of each of the Plans will be broadened to permit the Board to be able to amend or discontinue the Plans, from time to time and at any time, in accordance with applicable legislation, without obtaining the approval of shareholders (subject to the exceptions requiring shareholder approval in accordance with TSX rules noted below); provided that any amendment to any provision of the Plans will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders and provided further that no such amendment or termination could, without the consent of a participant, impair the participant's rights or increase the participant's obligations under the Plan. The TSX now requires the Plans to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) an increase in the number of Common Shares issuable under the Plans (and under any other share compensation arrangement of the Corporation); (ii) an increase the number of Common Shares issuable to insiders or issued to insiders within any one year period under the Plans; (iii) an extension to the exercise period of any Options under the Plans; and (iv) a reduction in the exercise price for Options held by insiders or certain changes to the formulas used to calculate the award or Units or payment of Shares on the redemption of Units. In other words, other than these prescribed items, any other amendment can be made by the Board without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of the Plans or any option or Unit granted under the Plans, (b) the early termination provisions of the Plans or any option or Unit granted under the Plans, (c) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants, (d) the addition or modification of any cashless exercise feature, payable in cash or Common Shares, (e) the suspension or termination of the Plans, or (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws (including, without limitation, the rules, regulations and policies of the TSX). The Plans will therefore be amended to comply with the TSX requirements.

4. The exercise provision of the Option Plan will be amended to provide that the period in which a participant under the Option Plan may exercise the participant's Options shall expire ten business days following the expiration of a Corporation imposed black-out period if the participant's Options would otherwise expire during a Corporation imposed black-out period.

The proposed changes in items 3 to 4 above relate to changes in TSX policy published in TSX Staff Notice #2006-0001 dated June 6, 2006 (the "TSX Staff Notice"), which the TSX has strongly advised issuers to introduce.

Blacklined copies of each of the Option Plan and the DSU Plan reflecting the proposed changes are attached as Schedules "A" and "B" to the Option and DSU Plans Resolution. Management believes that the proposed changes would be beneficial to the Corporation because they will permit the Option and DSU Plans to be consistent with changes in TSX policy and will permit them to be more effective human resources management tools. Accordingly, Management strongly urges shareholders to approve the Option and DSU Plans Resolution.

Recommendations of the Board

The Board recommends that the holders of Common Shares vote in favour of each of the Continuance Resolution and the Option and DSU Plans Resolution.



STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including the Corporation's Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit "C" to this Circular and the disclosure on audit committees required by MI 52-110 is provided in the Corporation's current Annual Information Form dated January 20, 2007 and filed on www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the directors of the Corporation have approved the contents and the sending of this Circular.

DATED: March 21, 2007

James Skippen

James D. Skippen
President & Chief Executive Officer
WI-LAN INC.
Ottawa, Ontario

EXHIBIT "A"
Continuance Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1. the continuance of Wi-LAN Inc. from a corporation existing under the *Business Corporations Act* (Alberta) to a corporation existing under the *Canada Business Corporations Act* be and is hereby authorized and approved;

2. provided that this special resolution has been confirmed and passed in accordance with the provisions of the *Business Corporations Act* (Alberta), that any director or officer of the Corporation be and is hereby authorized to sign articles of continuance and all other documents required or necessary for the delivery of a certificate attesting to such continuance; and

3. notwithstanding the approval by the shareholders of the Corporation of this special resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this special resolution and not to proceed with the continuance contemplated hereby becoming effective pursuant to the provisions of the *Canada Business Corporations Act.*



EXHIBIT "B"
Option and DSU Plans Resolution

WHEREAS the Board of Directors of the Corporation has determined that certain amendments to each of the Wi-LAN Inc. 2001 Share Option Plan (the "Option Plan") and the Wi-LAN Inc. Deferred Stock Unit Plan for Directors and Designated Employees (the "DSU Plan" and, together with the Option Plan, the "Incentive Plans"), as more fully set forth in the blacklined copy of the Option Plan attached at Schedule "A" hereto and in the blacklined copy of the DSU Plan attached at Schedule "B" hereto (collectively, the "Amendments"), are in the best interests of the Corporation and its shareholders;

AND WHEREAS Section 11 of the Option Plan and Section 12 of the DSU Plan each currently require the prior approval of the Toronto Stock Exchange (the "TSX") and that certain amendments to the Incentive Plans may require the approval of the Corporation's shareholders;

AND WHEREAS the TSX approved Amendments on March 22, 2007;

NOW, THEREFORE, BE IT RESOLVED THAT:

1. the Amendments and each of them be and are hereby approved; and
2. any director or senior officer of the Corporation is hereby authorized to take all such further actions and to execute and deliver all such further agreements, notices, certificates, undertakings, instruments and documents, in the name and on behalf of the Corporation and under its corporate seal or otherwise as may be determined to be necessary, proper and advisable in order to give effect to the Amendments and each of them and to carry out the intent and accomplish the purpose of the above resolutions, such approval and determination to be conclusively evidenced by the execution and delivery thereof or taking of such actions by such directors or officers.


364

SCHEDULE 'A' to EXHIBIT B

Proposed Amendments to Share Option Plan

****

WI-LAN INC.

2001 SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of officers, directors and employees of Wi-LAN Inc. and its subsidiaries (collectively, the "Corporation") and other persons who provide ongoing management or consulting services to the Corporation in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation. Certain capitalized terms used in the Plan are defined in Section 14 hereof.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the "Optionees") to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares ~~issuable at any time pursuant to~~reserved for issuance under the Plan ~~shall not exceed~~is 10% of the Corporation's then issued and outstanding Common Shares less any Common Shares issued and outstanding under the ~~Corporation's Deferred Stock Unit Plan (the "DSU Plan"), so that~~Incentive Plans; any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan; any exercises of Options will make new grants available under the Plan effectively resulting in a re-loading of the number of Options available to grant under the Plan; and the combined number of Common Shares reserved for issuance under the Plan and the ~~DSU Plan~~Incentive Plans shall not exceed 10% of the Corporation's issued an outstanding Common Shares at any given time;

(b) the number of Common Shares reserved for issuance to any one Optionee shall not exceed 5% of the issued and outstanding number of Common Shares on a non-diluted basis;

(c) (i) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares;

(iii) the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares;

(iv) the maximum number of Common Shares issuable to Insiders, at any time, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares; and

(v) the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), (iii), (iv) and (v) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders; and

(d) the number of Common Shares reserved for issuance to non-executive directors of the Corporation shall not exceed 20% of the total number of Common Shares reserved for issuance under the Plan.

4. Vesting

(a) The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

(b) Unless otherwise determined by the Committee or the Board of Directors, in its sole and absolute discretion:

(i) any Option outstanding immediately prior to the occurrence of a Change of Control, but which is not then exercisable, shall become fully exercisable upon the occurrence of such Change of Control; and

(ii) any outstanding Option shall be cashed out at the Change of Control Price, less the applicable Exercise Price (as defined below) for each such Option as of the date at which such Change of Control is determined to have occurred or as of such other date as the Committee or the Board of Directors, in its sole and absolute discretion, may determine prior to the Change of Control. Outstanding Options may only be cashed out, as described in the immediately preceding sentence, if the Change of Control Price is higher than the Exercise Price for such outstanding Options. If the Change of Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board of Directors, in its sole and absolute discretion, may terminate such outstanding options and such outstanding Options shall be of no further force or effect.

Further, the Committee or the Board of Directors, in its sole and absolute discretion, shall have the right to:

(iii) provide for the conversion or exchange of any outstanding Options not otherwise exercised or terminated into or for options, rights or other securities in any entity participating in or resulting from the Change of Control; and

(iv) notwithstanding Section 11 of the Plan, determine that outstanding Options which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the current market price (the "Current Market Price") of the Common Shares, which shall mean the closing trading price per Common Share on ~~The~~the Toronto Stock Exchange (or if the Common Shares are not listed on ~~The~~the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Common Shares are not listed on any stock exchange a price determined by the Committee; provided that if the Board of Directors of the Corporation in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean, subject to approval of ~~The~~the Toronto Stock Exchange, the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on ~~The~~the Toronto Stock Exchange (or if the Common Shares are not listed on ~~The~~the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded); the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold.

6. Option Terms

The period during which an Option is exercisable (the "Exercise Period") shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond ten (10) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate (the "Termination Date") on the earlier of the date determined by the Committee which shall not be more than twelve months from the date of death and the last day of the Exercise Period; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Termination Date of the Option shall occur on the earlier of the expiry of the period not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and the last day of the Exercise Period;

provided that in no event shall the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date be more than the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in ~~Calgary, Alberta~~Ottawa, Ontario or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased, such payment to be made in cash, certified cheque or bank draft. Notwithstanding anything in this Plan to the contrary and notwithstanding the Exercise Period of any Option, if an Option would otherwise expire during or after any Blackout Period, then the Exercise Period of any such Option shall instead expire on the date which is 10 business days following the expiration of such Blackout Period provided, however, that no Exercise Period of any such Option may be extended beyond 10 years from its date of grant.

8. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

9. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common



Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

11. ~~Amendment or Discontinuance of the Plan; Amendment of Option~~Amendments

(a) The Board of Directors shall have the right, in its sole discretion, to amend, suspend or terminate this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that any amendment to any provision of the Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any of the following amendments:

   (i) amendments to the Plan which would increase the number of Common Shares issuable under the Plan, otherwise than in accordance with Section 8 of the Plan;

   (ii) amendments to Section 3(c) of the Plan which would increase the number of Common Shares issuable to Insiders or issued to Insiders within any one year period, under the Plan;

   (iii) amendments that would extend the Exercise Period of any Options held by Insiders beyond the Exercise Period otherwise determined in accordance with this Plan; and

   (iv) amendments that would reduce the Exercise Price of any Options held by Insiders, other than in accordance with Sections 4, 6 and/or 8 of this Plan.

(b) ~~The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee,~~Subject to Section 4 and Section 10 of this Plan, the Board of Directors shall not alter or impair any rights or increase any obligations with respect to an Option previously granted ~~to an Optionee under the Plan and provided further that any amendment to the Plan or any Option will require the prior consent of The Toronto Stock Exchange.~~under the Plan without the consent of the holder thereof.



(c) Notwithstanding any other provision of this Plan, the Exercise Price of any Options granted under this Plan must not be lower than the Current Market Price of the Common Shares at the time the Option is granted.

12. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13. Prior Plans

The Plan shall entirely replace and supersede all prior share option plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations including, without limitation, the share option plan approved by the Board of Directors and shareholders of the Corporation as of April 17, 2000 (the "Previous Plan"). Notwithstanding the foregoing, all agreements entered into pursuant to the Previous Plan and remaining outstanding on the effective date of this Plan continue with full force and effect under this Plan.

14. Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) "Affiliate" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted;

(b) ~~(a)~~ "Associate" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted;

(c) "Blackout Period" means any period during which the Corporation imposes trading restrictions on its Insiders;

(d) "Change of Control" means:

(i) when any person, together with any Affiliate or Associate of such person (other than the Corporation or its subsidiaries, or an employee benefit plan of the Corporation or its subsidiaries, including any trustee of such plan acting as trustee) hereafter acquires the direct or indirect "beneficial ownership" (as defined in the *Securities Act* (Ontario)) of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation's then outstanding securities; or

(ii) the occurrence of a transaction requiring the approval of the Corporation's shareholders involving the acquisition of the Corporation or all or substantially all of its business by an entity through purchase of assets, by amalgamation, arrangement or otherwise;

(e) "Change of Control Price" means the highest price per Common Share paid in any transaction reported on a securities exchange or paid or offered in any *bona fide* transaction related to a potential or actual Change of Control at any time during the five (5) trading days preceding such Change of Control, as may be determined by the Committee or the Board of Directors in its sole and absolute discretion;

(f) "Date of Grant" means the date on which an Option is granted hereunder;

(g) "Incentive Plan" means any employee stock purchase plan, deferred stock unit plan, restricted share unit plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(h) ~~(b)~~ "Insider" of the Corporation means an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted and also includes associates and affiliates of the Insider;

(i) ~~(c)~~ "Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including ~~The~~the Toronto Stock Exchange;

(j) ~~(d)~~ "Service Provider" means:

(i) an employee or Insider of the Corporation; and

(ii) any other person or company engaged to provide on-going management or consulting services for the Corporation or any entity controlled by the Corporation;

(k) ~~(e)~~ "Share Compensation Agreement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

(l) ~~(f)~~ "subsidiary" has the meaning assigned thereto under the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted.

15. Effective Date

This Plan is effective from February •__, 2001 as amended on May 19, ~~2005 and~~2005, April 20, 2006 and March___, 2007 and upon receipt of all necessary shareholder and regulatory approvals.

WI-LAN INC.

By: ______________

Name: ______________

Title: ______________

372

SCHEDULE 'B' TO EXHIBIT B

Proposed Amendments to Deferred Stock Unit Plan

****

Wi-LAN INC.

DEFERRED STOCK UNIT PLAN
FOR DIRECTORS AND DESIGNATED EMPLOYEES

ARTICLE 1 - PURPOSE STATEMENT ~~AND EFFECTIVE DATE~~

1.01 The purpose of this Plan is to provide selected officers, employees and consultants (**"Designated Employees"**) of the Corporation and members of the Board (**"Directors"**) with compensation opportunities which:

(a) are compatible with shareholder interests;

(b) will encourage a sense of ownership; and

(c) will enhance the Corporation's ability to retain key personnel and reward significant performance achievements.

ARTICLE 2 - DEFINITIONS

For purposes of this Plan, the following terms are defined as set forth below:

2.01 **"Account"** means the account maintained for record-keeping purposes by the Corporation in the name of each Participant composed of all Units issued to the Participant after the Effective Date including Units that have not been redeemed or terminated in accordance with the terms of the Plan.

2.02 **"Agreement"** has the meaning set out in Section 5.01 hereof.

2.03 **"Applicable ~~Withholdings~~Withholding Taxes"** has the meaning set out in Section 11.01 hereof.

2.04 **"Award Date"** means, unless otherwise determined by the Committee:

(a) in respect of a Director, not later than 10 Business Days following the end of each fiscal quarter;

(b) in respect of a Designated Employee, not later than 10 Business Days following approval of an annual bonus payment to a Designated Employee.

2.05 **"Board"** means the board of directors of the Corporation.

2.06 **"Business Day"** means any day, other than a Saturday or a Sunday, on which the Toronto Stock Exchange is open for trading.

2.07 **"Cash Equivalent"** means the amount of money expressed in Canadian dollars equal to the number of Units multiplied by, at the Committee's discretion, either (i) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~date of redemption~~Redemption Date of the Units; or (ii) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~date of~~ Redemption Date of the Units.

2.08 **"Committee"** means the Compensation Committee of the Board or such other committee or persons designated by the Board, including the Board itself, for the purpose of administering the Plan.


373

2.09 **"Corporation"** means Wi-LAN Inc. and any reference in this Plan to an action by the Committee means an action by or under the authority of Corporation.

2.10 **"Deferred Amount"** has the meaning set out in Section 6.01 hereof.

2.11 **"Designated Employees"** has the meaning set out in Section 1.01 hereof.

2.12 **"Directors"** has the meaning set out in Section 1.01 hereof.

2.13 **"Director's Fees"** means the retainer payable to a Director for service as a member of the Board as well as board chair fee, committee chair fees, board committee member fees and board meeting fees.

2.14 **"Dividend Rate"** has the meaning set out in Section 6.03 hereof.

2.15 **"Effective Date"** has the meaning set out in Section 14.01 hereof.

2.16 **"~~Option~~Incentive Plan"** means ~~the~~any employee stock option plan, employee purchase plan, restricted share unit plan or any other compensation or incentive mechanism of the Corporation ~~as amended from time to time~~involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.17 **"Participant"** means a Director or Designated Employee who elects to receive Units under the Plan in accordance with Section 4.03.

2.18 **"Plan"** means the Wi-LAN Inc. Deferred Stock Unit Plan for Directors and Designated Employees as set forth herein, and amended from time to time.

2.19 **"Redemption Date"** means the date upon which any Units are actually redeemed in accordance with the provisions of this Plan.

2.20 ~~2.19~~ **"Regulations"** means the Income Tax Regulations (Canada).

2.21 ~~2.20~~ **"Retirement"**, in the case of Designated Employees, means retirement, including early retirement, from (and for greater certainty ceasing to be employed by) the Corporation and, in the case of Directors, means ceasing to be a Director (whether as a result of the resignation, not standing for re-election to the board or not being elected or re-elected as a member of the board by the shareholders at a meeting, or for any other reason other than as a result of death).

2.22 ~~2.21~~ **"Shares"** means common shares in the capital of the Corporation.

2.23 ~~2.22~~ **"Termination"** means, in the case of a Designated Employee, the occurrence of any act or event whether pursuant to an employment agreement or otherwise, including without limitation dismissal for cause, dismissal without cause or resignation, which actually or effectively causes or results in the person's ceasing, for whatever reason, to be an employee of the Corporation, but for purposes of the Plan shall not include Retirement.

2.24 ~~2.23~~ **"Unit"** means a deferred stock unit that is issued under the Plan, and which upon the meeting of all of the conditions specified herein, is redeemable for either

(a) its Cash Equivalent; or

(b) Shares;

(c) in accordance with the provisions of this Plan.

2.25 ~~2.24~~ **"Unitholder"** means a Participant who has been issued Units under the Plan.

ARTICLE 3 - ADMINISTRATION

3.01 The Plan will be unfunded and shall be administered by the Committee unless the Board determines otherwise. The Committee may make, and may from time to time amend, such rules and provisions for the implementation and administration of the Plan as it shall deem appropriate. Notwithstanding the foregoing, any amendment or suspension of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Regulations or any successor provisions thereto.

3.02 The interpretation and construction by the Committee of any provisions of the Plan and any rules and resolutions concerning the Plan, unless otherwise determined by the Board, shall be final and conclusive and shall be applicable with respect to and binding upon all Participants.

3.03 The Committee shall establish such terms, conditions and limitations with respect to the issuance of Units as may be necessary or desirable in order to ensure that the Plan achieves its objectives in compliance with all applicable laws. In particular, without limiting the foregoing, the Committee may establish such terms, conditions and limitations in relation to the issuance of Units (i) to any Designated Employee or Director who is not a resident of Canada or (ii) otherwise to any Designated Employee or Director, as it determines to be necessary or advisable having regard to any securities, tax or other laws and regulations or currency considerations which may be applicable to the Corporation or to such Designated Employee or Director in connection with the issuance of Units.

3.04 The Committee may appoint the Chief Executive Officer and/or any other Designated Employee or any other qualified third party service provider to act on its behalf and in accordance with the determinations of the Committee to administer the Plan and implement the decisions of the Committee and the Board, and the Committee may delegate its authority under the Plan for such purpose.

3.05 The Corporation shall pay all costs of administering the Plan.

3.06 The maximum number of Shares reserved for issuance under the Plan is 10% of the Corporation's issued and outstanding Shares at any given time, less any Shares issued and outstanding under ~~the Option Plan so~~any other Incentive Plans, any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any Redemptions of Units for Shares will make new awards of Units available under the Plan effectively resulting in a re-loading of the number of Shares reserved for issuance under the Plan, provided that the combined number of Shares reserved for issuance under the Plan and ~~Option Plan do~~all other Incentive Plans does not exceed 10% of the ~~Company~~Corporation's issued and outstanding Shares at any given time. In addition:

(a) the maximum number of Shares reserved for issuance pursuant to Units granted to Insiders (as such term is defined in the *Securities Act* (Ontario)) at any time may not exceed 10% of the Corporation's issued and outstanding Shares at any given time;

(b) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the Corporation's issued and outstanding Shares at any given time;

(c) the maximum number of Shares which may be issued to any one Insider and the Associates (as such term is defined in the *Securities Act* (Ontario)) of such Insider, within a one-year period, may not exceed 5% of the number of the Corporation's issued and outstanding Shares at any given time;

(d) the maximum number of Shares issuable to Insiders, at any time, under all security based compensation arrangements (as such term is defined in the Toronto Stock Exchange Company Manual), cannot exceed 10% of the Corporation's issued and outstanding Shares at any given time; and

(e) the number of Shares issued to Insiders, within any one year period, under all security based compensation arrangements (as such term is defined in the Toronto Stock Exchange Company Manual), cannot exceed 10% of the Corporation's issued and outstanding Shares at any given time.

ARTICLE 4 - ELIGIBILITY

4.01 Subject to the provisions of the Plan and any relevant resolutions of the Board, the Committee shall, in its sole discretion, determine or designate a method to determine, which Designated Employees and Directors, if any, shall be eligible in any particular fiscal year to participate in the Plan and the terms and conditions of Unit awards. The ~~judgement~~judgment of the Committee in the designation of Designated Employees eligible to participate in the Plan shall be final and conclusive.

4.02 Subject to a determination by the Committee not to allow the issuance of Units in any particular fiscal year, all Directors shall be eligible to participate in the Plan.

4.03 Subject to Sections 4.01 and 4.02, Directors and Designated Employees may, on an annual basis, elect to participate in the Plan and receive in Units, as applicable, Director's Fees earned, or a portion thereof, or annual bonus payments payable, or a portion thereof, in respect of a fiscal year by giving written notice to the Committee:

(a) in the case of a Director who is not newly appointed, within the last 90 day period of the fiscal year preceding the fiscal year in which such amounts are earned, specifying an amount (expressed as a percentage) of such individual's Director's Fees to be earned in the fiscal year following the fiscal year in which the election is made;

(b) in the case of a newly appointed Director, within 30 days of the individual's appointment as a Director, specifying an amount (expressed as a percentage), of the Director's Fees to be earned in the fiscal year of election after the date on which such election is made; and

(c) in the case of a Designated Employee, within the last 90 day period of the fiscal year preceding the fiscal year in which such amounts are payable, specifying an amount (expressed as a percentage) of such individual's annual bonus payments payable in the fiscal year following the fiscal year in which the election is made.

Notwithstanding the foregoing, for the fiscal year ending October 31, 2005, Directors and Designated Employees shall give the stipulated notice within 30 days of the Effective Date.

4.04 The Committee may, from time to time, determine what proportion of Director's Fees or annual bonuses are payable to Designated Employees, subject to the elections made by a Participant under Section 4.03.

ARTICLE 5 - ISSUANCE OF UNITS

5.01 The issuance of Units shall be evidenced by a written agreement between the Corporation and the Participant (the **"Agreement"**). The Agreement shall be confirmed in writing by the Corporation to the Participant within the period of 10 Business Days following the Award Date.

ARTICLE 6 - ACCOUNTS

6.01 The Committee shall direct management of the Corporation to establish an Account for each Participant. All Units shall be credited to an Account as of the Award Date. The amount determined pursuant to the election referred to in Section 4.03 (the **"Deferred Amount"**) shall be expressed in Canadian dollars, and in each case, the number of Units (including fractional Units) to be credited to an Account shall be determined by the Committee by dividing the Deferred Amount by either (i) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the end of the relevant fiscal quarter in the case of Directors and on the 10 Business Days immediately preceding the Award Date in the case of Designated Employees; or (ii) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the end of the relevant fiscal quarter in the case of Directors and on the trading day immediately preceding the Award Date in the case of Designated Employees, on which there was a closing price.

6.02 The Accounts shall vest immediately but remain non-redeemable until such time one of the events described in Articles 8 and 9 occurs.

6.03 On the last day of each fiscal quarter of the Corporation or as soon as possible thereafter, the Corporation shall determine whether any dividend has been paid on Shares during such fiscal quarter and, if so, the rate thereof per Share (expressed as a percentage based on the closing Share price on the Toronto Stock Exchange on the record date) (the **"Dividend Rate"**). Within 10 Business Days of the applicable fiscal quarter end, the Corporation shall credit each Account with an additional number of Units equal to the number of Units in the respective Accounts on the record date for such dividend multiplied by the Dividend Rate.

ARTICLE 7 - NON-ASSIGNABILITY / NON-TRANSFERABILITY

7.01 Subject to Section 7.02, each Unit is non-assignable and non-transferable and, except in the case of the Unitholder's death or the appointment of a duly authorized legal representative for a Unitholder who becomes incapable, shall be redeemable only by the Unitholder.

7.02 The Units and any rights thereunder shall not be transferable otherwise than by the laws of succession on the death of the Unitholder, and shall not be subject to attachment, execution or other similar process except to the extent permitted by applicable law.

7.03 Subject to Section 7.02, upon the death of the Unitholder, rights in respect of the Units that are transferred to the Unitholder's duly authorized legal representative or designated beneficiary shall only be exercised by said duly authorized legal representative or designated beneficiary without further powers of transference or possible future encumbrance.

ARTICLE 8 - REDEMPTION EVENTS

8.01 Units shall not be redeemable except upon the occurrence of any one of the following events:

(a) the death of the Unitholder;

(b) the Retirement of the Unitholder; or

(c) the Termination of the Unitholder;

((a), (b) and (c) each, a "**Redemption Event**").

ARTICLE 9 - REDEMPTION

9.01 Upon the occurrence of a Redemption Event, all Units in the Unitholder's Account shall be redeemable for their Cash Equivalent or Shares in accordance with this Section.

9.02 Units that have become redeemable may be redeemed by written notice signed by the Unitholder or its duly authorized legal representative in a form reasonably required by the Committee (the "**Notice**"), and delivered to the Corporation:

(i) in the case of death or Retirement of a Unitholder, not later than 10 Business Days prior to the end of the one year period following the date of death or Retirement, or December 10 of the calendar year following the year in which the date of death or Retirement occurs; or

(ii) ~~(ii)~~ in the case of Termination, to the Corporation not later than 10 Business Days prior to the end of the 90 day period following the date of the Termination;

((i) and (ii) each, a "**Redemption Period**").

9.03 In the Notice, the Unitholder or the Unitholder's duly authorized legal representative, as the case may be, may elect to redeem the Units for their Cash Equivalent (determined in accordance with Section 9.07(a)) or Shares (determined in accordance with Section ~~9.08~~9.07(b)), or a combination thereof, however, such election will be subject to the approval of the Committee. In all cases, the Committee shall have the final authority to determine whether the Units will be redeemed for their Cash Equivalent, Shares or a combination thereof.

9.04 At the end of a Redemption Period, all unredeemed Units in the Unitholder's Account will be redeemed for their Cash Equivalent, Shares or a combination thereof, at the sole discretion of the Committee.

9.05 The redemption shall be effective at the end of a Redemption Period or 10 Business Days after receipt of the Notice.

9.06 The Corporation shall redeem the Units by delivery of:

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(i) in the case of redemption for their Cash Equivalent, a cheque to the Unitholder or the Unitholder's duly authorized legal representative or designated beneficiary, as the case may be; and

(ii) in the case of redemption for Shares, a share certificate to the Unitholder or the Unitholder's duly authorized legal representative or designated beneficiary, as the case may be.

9.07 **Determination of Amounts**.

(a) ~~(d)~~ **Cash Equivalent of Units**. For purposes of determining the Cash Equivalent of Units, such calculation will be made ~~either~~: (i) on the last day of the Redemption Period~~;~~ or (ii) on the date of the Notice, as the case may be, based on, at the sole discretion of the Committee, either (A) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date or (B) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date on which there was a closing price.

(b) ~~(e)~~ **Shares**. At its option, the Corporation may elect to issue Shares from treasury or acquire Shares on the open market.

(a) **Issuance of Shares from Treasury**. For the purposes of determining the number of Shares from treasury to be delivered to a Unitholder upon redemption for Shares, such calculation will be made either: (~~A~~i) on the last day of the Redemption Period~~;~~ or (~~B~~ii) on the date of the Notice, as the case may be, based on, at the sole discretion of the Committee, either (x) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date or (y) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date on which there was a closing price. If the Corporation issues Shares from treasury, such shares will be issued in consideration for the past services of the Unitholder to the Corporation and the entitlement of the Unitholder under this Plan shall be satisfied in full by such issuance of Shares. The Corporation will also make a cash payment, less any Applicable Withholding Taxes, to the Unitholder with respect to the value of fractional Units standing to the Unitholder's credit after the maximum number of whole Shares has been issued by the Corporation as described above.

(b) **Acquisition of Shares on Open Market**. If the Corporation acquires Shares on the open market, such shares will be acquired through an independent broker designated by the Committee (the "**Designated Broker**"). The Corporation will, in such circumstances, calculate the number of whole Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the Unitholder. The number of Shares will be determined by dividing (A) the Deferred Amount payable less any Applicable ~~Withholdings~~Withholding Taxes, by (B) the Cash Equivalent of a Share as determined on the actual Redemption Date. On the Redemption Date, or if the Redemption Date is not a trading date for shares on the Toronto Stock Exchange, on the next such trading date, the Corporation shall advise the Designated Broker of the specified number of whole Shares to be purchased on behalf of the Unitholder. The Designated Broker will purchase the specified number of Shares as soon as practicable after being notified by the Corporation. On or before the date of settlement with respect to the purchase of the Shares by the Designated Broker, the Corporation, acting as agent for the Unitholder, will pay the purchase price of the specified number of Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related thereto. The Corporation will also make a cash payment, less any Applicable ~~Withholdings~~Withholding Taxes, to the Unitholder with respect to the value of fractional Units still standing to the Unitholder's credit after the maximum number of whole Shares has been purchased as described above.

9.08 For the avoidance of doubt, in no event may the redemption of a Unitholders' Units be made later than the last day of the calendar year immediately following the calendar year in which the Redemption Event occurs.

ARTICLE 10 - ADJUSTMENTS

10.01 Subject to any relevant resolutions of the Board, reasonable and appropriate adjustments may be made by the Committee to preserve the intended benefits of the Plan for Participants with respect to Units issued or to be issued in order to adjust for the effect of subdivision or consolidation of the Shares, payment of dividends in stock (other than dividends in the ordinary course), reclassification or conversion of the Shares, recapitalization, reorganization, change of control or any other event which, in the judgment of the Committee, necessitates action by way of adjustment to the terms of Units issued or to be issued.

10.02 Subject to any relevant resolutions of the Board, the judgment of the Committee with respect to any such adjustments shall be conclusive and binding upon each Unitholder.

10.03 No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of the Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

ARTICLE 11 - TAX MATTERS

11.01 The Corporation may withhold from any payment made under the Plan the amount that the Corporation deems necessary to satisfy its obligation, if any, to withhold federal, provincial, state or local income or other taxes or source deductions (collectively, "**Applicable ~~Witholdings~~Withholding Taxes**") arising in respect of the issuance of Units, their redemption or any payment under the Plan.

ARTICLE 12 - AMENDMENT AND TERMINATION OF PLAN

12.01 The Board ~~may, at any time or from time to time, suspend or terminate the Plan in whole or in part and may amend it in such respects as the Board may deem appropriate, subject to applicable laws, regulations, rules, by-laws or policies of applicable stock exchanges and other regulatory authorities;~~shall have the right, in its sole discretion, to suspend or terminate this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders, provided, however, that (i) no ~~amendment,~~ suspension or termination of the Plan shall impair any of the rights or obligations under any Unit previously granted without the consent of the Unitholder thereof; (ii) notification of ~~the amendment~~any such termination or suspension is sent to Unitholders of outstanding Units previously issued ~~if the amendment is applicable to such Units~~; and (iii) in the event of Plan termination, redemption of any outstanding Units for their Cash Equivalent or Shares at the time of such termination shall be made in accordance with Articles 8 and 9. ~~Further, no amendment shall be made to the Plan if such amendment would cause the acceleration of redemption of any outstanding Units for their Cash Equivalent or Shares at a time earlier than that provided for in Article 9.~~

12.02 The Board shall have the right, in its sole discretion, to amend this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that: any amendment to any provision of the Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any of the following amendments:

(i) amendments to the Plan which would increase the number of Shares issuable under the Plan, otherwise than in accordance with Article 10 of the Plan;

(ii) amendments to Section 3.06 of the Plan which would increase the number of Shares issuable to Insiders or issued to Insiders within any one year period, under the Plan, otherwise than in accordance with Article 10 of the Plan;

(iii) amendments to the formula used to calculate the number of Units credited to an Account as of the Award Date set out in Section 6.1 with the intention of increasing the number of Units issuable to a Participant; and

(iv) amendments to the formula used to calculate the number of Shares from treasury to be delivered to a Unitholder upon redemption for Shares set out in Section 9.07(b)(i) with the intention of increasing the entitlement of a Unitholder thereunder.

12.03 The Board shall not alter or impair any rights or increase any obligations with respect to a Unit previously issued under the Plan without the consent of the holder thereof.

12.04 Further, no amendment shall be made to the Plan if such amendment would cause the acceleration of redemption of any outstanding Units for their Cash Equivalent or Shares at a time earlier than that provided for in Article 9.

ARTICLE 13 - RIGHTS NOT CONFERRED

13.01 No Unitholder shall have any rights as a shareholder in respect of any Unit issued to it under the Plan.

13.02 The Plan and any Units granted hereunder shall not be construed to confer any right to employment. The right of the Corporation to terminate at will (whether by dismissal, discharge or otherwise) any Unitholder's employment at any time is specifically reserved.

ARTICLE 14 - APPROVALS/EFFECTIVE DATE

14.01 The Plan (or any amendment thereto) shall become effective on the date (the "**Effective Date**") when it (or any amendment thereto) has been adopted by the Board.

ARTICLE 15 - GENERAL

15.01 No election may be made pursuant to Section 4.03, no issuance of Units will be made pursuant to Section 5.01 and no notice of redemption may be given by a Unitholder pursuant to Article 9 when such Unitholder is in possession of material, undisclosed and confidential information which would limit or restrict such person's right to trade in securities of the Corporation pursuant to the *Securities Act* (~~Alberta~~Ontario) as amended in any other similar provision of applicable law. Subject to Section 9.06, the Committee may extend or change applicable election or Award Dates or time periods in its discretion to ensure compliance as it may reasonably determine.

15.02 The Plan and each Agreement shall be construed in accordance with the laws applicable in the Province of ~~Alberta~~Ontario and the parties shall agree that they shall attorn to the jurisdiction of the courts of the Province of ~~Alberta~~Ontario with respect to any and all actions brought in relation thereto.

15.03 The Corporation and the Participants confirm their desire that this document along with all other documents including all notices relating hereto, be written in the English language. La Compagnie et les membres confirment leur volonté que ce document de même que tous les documents, y compris tout avis, s'y rattachant soient rédigés en anglais.



EXHIBIT "C"
Statement of Corporate Governance Practices

1. Board of Directors	
(a) Disclose the identity of directors who are independent	Dr. Michel Tewfik Fattouche, John Kendall Gillberry, William Keith Jenkins and Dr. Robert Adolph Schulz are independent directors
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination	James Skippen is not independent because he is the President & Chief Executive Officer of the Corporation. Dr. Hatim Zaghoul is not independent because he was the Executive Chairman of the Corporation in 2005 and currently has a material contract with the Corporation
(c) Disclose whether or not a majority of directors are independent. If a majority of the directors are not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The Board is currently comprised of six members, four of whom are independent directors.
(d) Identify any director who is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction and identify that issuer.	Except as noted below, none of the members of the Board are directors of any other reporting issuer (or the equivalent): James Skippen is a director of Icron Technologies Corporation and Solutrea Corporation.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors hold discussions without the attendance of management usually during or after the regularly scheduled quarterly Board meetings. The Audit Committee also has discussions with the auditors without management present. The independent directors have unfettered access to information regarding the Corporation's activities, and have the ability to engage outside advisors and the power to meet independently of Management.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Under Multilateral Instrument 52-110, the Chairman is not an independent member of the Board because he has a material contract with the Corporation and because he was previously an Executive Chairman of the Corporation. However, the Board notes that Dr. Zaghoul ceased acting as Executive Chairman in February 2005 and that the Corporation and its management team has changed completely since that date. In light of this and the Chairman's personal financial position, the Board has determined that neither his past position nor his consulting contract with the Corporation could reasonably be expected to interfere with the Chairman's exercise of independent judgment. Moreover, given the background of the current Chairman as a co-founder of the Corporation and the role of the chair in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a crucial element for



	effective corporate governance, in the Board's view the role of chair is best filled by the Chairman who has intimate knowledge of the Corporation.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Please refer to the disclosure of the attendance record for all Board members contained in the Circular.
2. Board Mandate	
Disclose the text of the board's written mandate.	The text of the Board's written mandate (the "Mandate") is set out in Exhibit "E" to this Circular.
3. Position Descriptions	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed a position description for the Board Chairman. Position descriptions for the chairs of each Committee are contained in the mandates for each Committee. The position description for individual Directors is contained in the Mandate.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a position description for the Chief Executive Officer.
4. Orientation and Continuing Education	
(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business	The Board does not have a formal process of orienting new members of the Board, however, an informal orientation occurs at the first Board meeting following the election of new directors. The Governance Committee has the responsibility of monitoring the existing process in order to determine if a more formal orientation process is warranted.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	The Board has not developed a formal continuing education program. The Corporation's Corporate Secretary provides regular updates to the Board on new developments in corporate governance. Information on seminars and conferences are also passed along to directors but attendance at such events is not mandatory. Cost of attendance to seminars and conferences are paid by the Corporation.
5. Ethical Business Conduct	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its	The Board has adopted a written Code of Business Conduct and Ethics (the "Code") set out in Exhibit F to this Circular. In particular: (i) The Code will be made available on the Corporation's website and explains the mechanisms in place to report departures from the Code. (ii) The Code provides for a reporting mechanism to the Board.



code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	(iii) There has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Code requires that Directors be free of conflicting interests when they represent the Corporation in business dealings or are making recommendations which could influence the Corporation's subsequent actions. Directors and Officers must also bring any potential or actual conflict of interest situation to the attention of the Chairman of the Board for discussion, review and written approval if required. The General Counsel & Corporate Secretary also receives copies of any such approvals.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board believes the Code; the Corporate Disclosure and Confidentiality Policy; the Trading Securities Policy; and the Whistleblower Protection Policy on Financial Matters are collectively sufficient to encourage and promote a culture of ethical business conduct within the Corporation.
6. Nomination of Directors	
(a) Describe the process by which the board identifies new candidates for board nomination. (b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process. (c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board's Governance and Nominating Committee, in consultation with the Chairman of the Board and the CEO, is responsible for identifying qualified director candidates, pursuant to the Governance and Nominating Committee Charter, attached as Exhibit "G" to this Circular. The Board's Governance Committee is composed of two independent directors.
7. Compensation	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers	The recommendations of the Compensation Committee are referred to the Board for approval. The compensation payable to each of Messrs. Skippen, Bower, Middleton and Yee is governed by the written employment agreements referred to in the Circular. It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment. Base salaries are competitive in the industry and are determined

	on the basis of outside market data as well as individual performance and experience level. The Chief Executive Officer's base salary has been determined based on general knowledge of salaries paid to chief executive officers of publicly traded companies and the relative experience and expertise of the Chief Executive Officer. The annual bonus paid to each of the Chief Executive Officer and the Chief Financial Officer is based on the overall financial performance of the Corporation. No specific weight is assigned to individual measures of financial performance. Annual bonuses are also paid to the senior managers of the Corporation based on individual performance. During fiscal 2006, the annual base salary for the Chief Executive Officer and the annual bonuses for the top four executive officers were submitted to the Compensation Committee and to the Board for their review and approval. For the fiscal 2007 period, the Corporation expects that any changes to the base salary of the Chief Executive Officer and annual bonuses for the top four executive officers will continue to be submitted to the Compensation Committee and to the Board for review and approval. The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation. The compensation for all remaining executives is determined by the Chief Executive Officer. Directors' compensation is determined by the Chairman of the Board following discussions with the Board members. Stock options grants to employees and directors must be approved by the Board.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Dr. Michel Tewfik Fattouche, John Kendall Gillberry and Dr. Robert Adolph Schultz, each of whom is an independent director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The mandate of the Compensation Committee is attached at Exhibit "H" to this Circular.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	During fiscal 2006, the Board did not retain any compensation consultant.


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8. Other Board Committees	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has a Technical Advisory Committee, which upon request, consults with senior management and the Board on technology and acquisition matters. The Technical Advisory Committee has not adopted a mandate at this time.
9. Assessments	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Chair has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings. Annually, the Chair, in consultation with the Governance and Nominating Committee, prepares and approves the list of nominees to be presented at the Annual General Meetings of shareholders.


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EXHIBIT "D"
Dissent Matters Under the *Business Corporations Act* (Alberta)

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
Under Section 191 of the *Business Corporations Act* (Alberta)

The procedure to be followed by a shareholder who intends to dissent from approval of the special resolution is set out in Section 191 of the *Business Corporations Act* (Alberta) (the "ABCA"). A dissenting shareholder can require the Corporation to pay them the fair value of their shares, determined as of the close of business on the last business day before the day on which the special resolution is adopted. The following description of the rights of shareholders to dissent is not a comprehensive statement of the procedures and is qualified in its entirety by reference to the full text of Section 191 of the ABCA.

The following is only a summary of the dissenting shareholder provisions of the ABCA, which are technical and complex. Persons who are beneficial owners of the shares registered in the name of a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. Shareholders wishing to exercise rights of dissent should seek their own legal advice since they may be prejudiced by failure to strictly comply with the applicable provisions of the ABCA.

A dissenting shareholder may only claim under Section 191 with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the dissenting shareholder's name. In many cases, however, shares are beneficially owned by a shareholder (a "Non-registered Holder") and are registered either:

(a) in the name of an intermediary that the Non-registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.

Accordingly, a Non-Registered Holder will not be entitled to exercise the right of dissent under Section 191 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right of dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either:

(a) instruct the intermediary to exercise the right of dissent on the Non-Registered Holder's behalf; or

(b) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right of dissent directly.

A registered shareholder who wishes to invoke the provisions of Section 191 of the ABCA must send the Corporation a written objection to the special resolution (the "Notice of Dissent"). The Notice of Dissent must be sent at or before the meeting of shareholders at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the special resolution at the meeting but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under Section 191 of the ABCA.



Once the special resolution is adopted by the shareholders, either the Corporation or the dissenting shareholder may make an application to the Court, by way of originating notice, to fix the fair value of the shares. A dissenting shareholder who makes an application is not required to give security for costs for such an application and will not be required to pay the costs of the application or appraisal.

Unless the Court otherwise orders, once an application is made, the Corporation must send a written offer to pay the dissenting shareholder an amount considered by the directors to be the fair value of the shares (the "Offer to Pay"), accompanied by a statement showing how the fair value was determined. The Offer to Pay must be sent to every dissenting shareholder (i) at least ten (10) days before the application is to be heard, if the Corporation is the applicant; or (ii) within ten (10) days after the Corporation is served with a copy of the originating notice, if a dissenting shareholder is the applicant. Every Offer to Pay made to dissenting shareholders for shares of the same class must be made on the same terms.

A dissenting shareholder may make an agreement with the Corporation for the purchase of their shares, in the amount of the Corporation's Offer to Pay or otherwise, at any time prior to a Court order fixing the fair value of the shares.

In connection with the application, the Court may give directions for joining all dissenting shareholders who have not accepted the Offer to Pay, and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation.

A dissenting shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of their shares once the resolution from which they are dissenting is approved; the Corporation and the dissenting shareholder make an agreement for payment of the shares; or the Court makes an order fixing the value of the shares, unless:

(a) the dissenting shareholder withdraws the shareholder's Demand for Payment before the Corporation makes an offer to the Dissenting Shareholder or a court order fixes the fair value of the shares and the time period for payment by the Corporation; or

(b) the directors of the Corporation revoke the special resolution.

The final order of the Court will fix the fair value of the shares of all dissenting shareholders who are parties to the application, give judgement in that amount against the Corporation and in favour of each of those dissenting shareholders, and fix the time within which the Corporation must pay that amount to each of those dissenting shareholders. The Court may, in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date the shareholder ceased to have any rights by reason of their dissent, until the date of payment.

TEXT OF SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Shareholder's right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,



(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and



(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),



whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.


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EXHIBIT "E"
Mandate of the Board of Directors of Wi-LAN Inc.

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WI-LAN INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of Wi-LAN Inc. ("**Wi-LAN**") are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Wi-LAN Board of Directors (the "**Board**"). The Board will subsequently elect a Chairman of the Board (the "**Chairman**") who is not an executive officer of Wi-LAN. The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the *Business Corporations Act* (Alberta), the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be "resident Canadian" as defined by the *Business Corporations Act* (Alberta) and at least a majority of members of the Board should qualify as "independent" directors in accordance with the rules of applicable securities regulators (collectively, the "**Independence Rules**" and references herein to "independent" shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Wi-LAN. The Board's relationship with Wi-LAN is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board's primary role is one of stewardship. The Board oversees the operations of Wi-LAN and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes Wi-LAN's policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit, Compensation, Governance and Nominating Committees. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a) ensuring the protection and advancement of shareholder value;

(b) setting Wi-LAN's moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the "**CEO**") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Wi-LAN;



(c) monitoring compliance with Code of Business Conduct and Ethics (the "**Code**") and, as appropriate, granting any waivers to the Code;

(d) approving the corporate compensation plan, including compensation for the CEO and for individual directors, with input from the Compensation Committee;

(e) adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f) identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g) succession planning, including appointing, training, monitoring and terminating senior management pursuant to the recommendations of the Compensation Committee;

(h) approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i) approving annual and interim financial results, MD&A, management proxy circulars and their publication;

(j) overseeing internal control and management information systems;

(k) setting up measures for receiving feedback from shareholders;

(l) overseeing all matter relating to Wi-LAN's legal, regulatory and financial integrity; and

(m) adopting, pursuant to the recommendation of the Governance and Nominating Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

- prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;
- participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others' opinions and consider them;
- think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;
- focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;
- participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

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- become knowledgeable about Wi-LAN's business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;
- participate in director orientation and development programs;
- become acquainted with senior managers;
- visit Wi-LAN offices when appropriate; and
- annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Wi-LAN has developed a Corporate Disclosure and Confidentiality Policy (the "**Disclosure Policy**") to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy's objectives.

Wi-LAN's spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company's web site at www.wi-lan.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.


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EXHIBIT "F"
Code of Business Conduct of Wi-LAN Inc.

****

WI-LAN INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Basic Policy Statement

Wi-LAN Inc. (the "**Company**" or "**Wi-LAN**") conducts its business in strict compliance with both the letter and spirit of all applicable laws and in full adherence with the highest standards of business integrity and ethics. Ethical business conduct as described in this Code of Business Conduct and Ethics (the "**Code**") is part of all our dealings with our colleagues, customers, suppliers, licensors, licensees, investors and the general public. This Code is intended to promote that conduct in conjunction with the Company's Insider Trading Policy, Corporate Disclosure and Confidentiality Policy and Whistleblower Protection Policy on Financial Matters (the "**Policies**").

1. General

The Code applies to the Company's directors, officers (which term shall include executive officers) and employees (which term shall include consultants and contractors working for the Company under services agreements). Directors, officers and employees are responsible for reading, understanding and complying with the Code.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality. Consequently, if a director, officer or employee is confronted with a situation where further guidance is required, the matter should be discussed with your supervisor or a member of the Wi-LAN management team. If the matter cannot be resolved, it must be referred to the General Counsel & Corporate Secretary who has overall responsibility to provide guidance and ensure all enquiries and issues are addressed in a timely manner.

Nothing in this Code alters the terms and conditions of an employee's employment or service provider arrangement.

Wi-LAN is committed to conducting its business affairs in compliance with all applicable laws, statutes, rules and regulations and expects directors, officers and employees acting on its behalf to do likewise. In addition, business dealings among directors, officers and employees, and by directors, officers and employees, with shareholders, customers, suppliers, licensors, licensees, community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined in the Code.

2. Reporting Violations

Directors, officers and employees are expected not only to comply with various laws, statutes, rules, regulations and the Code's ethical standards but are expected to report situations of non-compliance with respect to this Code of which they become aware. Beyond instances of non-compliance, directors, officers and employees may also report concerns relating to ethics and business conduct.

If any director, officer or employee chooses to remain anonymous, every effort will be made to respect this request. No one will be punished for asking about possible breaches of law, regulation or company policy. It is corporate policy not to take any action against a director, officer or employee who reports in good faith regardless of whether or not the report proves to be accurate. Any allegation of a reprisal will be investigated.

Any report can be made to Wi-LAN's Chairman of the Board of Directors, CEO or General Counsel & Corporate Secretary.

3. **Disciplinary Matters**

A failure to comply with the Code may result in disciplinary actions up to and including termination of employment. Wi-LAN's Board of Directors of (the "**Board**") shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to the Company and its shareholders resulting from the violation and whether the individual has committed previous violations of the Code or another policy, if any, of Wi-LAN concerning ethical behaviour.

The Board will provide written notice to an individual involved in the violation stating that the Board or such designee has determined that there has been a violation and indicating the action to be taken by the Board against the individual.

4. **Integrity of Records and Compliance with Sound Accounting Practices**

Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in Wi-LAN's books and records. All of Wi-LAN's assets and liabilities are to be recorded in compliance with the Company's accounting and internal control procedures.

5. **Maintenance of Assets**

All directors, officers and employees have a responsibility to protect Wi-LAN's assets against loss, theft, abuse and unauthorized use or disposal. "Wi-LAN's assets" refers to all property whether tangible, intangible or electronic in form, which includes Wi-LAN's products, inventory, equipment, office supplies, facilities, vehicles, computers and software, intellectual property, including but not limited to: proprietary information, trade secrets and confidential information.

6. **Confidentiality**

During the normal course of business, directors, officers and employees will have access to business and information records of a confidential nature. In some cases, the information may affect the value of Wi-LAN's shares or those of another company. Such confidential business information is not to be disclosed externally or used as a basis for trading in shares.



The confidential material of any such information could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Directors, officers and employees are expected to utilize such information exclusively for business purposes and this information must not be disclosed externally without a confidentiality agreement and/or the prior approval of the General Counsel & Corporate Secretary.

In cases where information or records are obtained under an agreement with a third party, such as license agreements or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to so that Wi-LAN will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the employee involved and/or Wi-LAN to serious consequences.

7. Conflict of Interest

Directors, officers and employees should not engage in conduct which is harmful to the Company or its reputation.

All directors, officers and employees have an obligation to be free of conflicting interests when they represent the Company in business dealings or are making recommendations which could influence the Company's subsequent actions.

In accordance with all applicable privacy legislation, Wi-LAN respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Code is to provide guidance to directors, officers and employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of Wi-LAN.

Employees are requested to inform management and bring any potential or actual conflict of interest situation to the attention of the General Counsel & Corporate Secretary for discussion, review and written approval, if required. Directors and officers including senior officers are requested to bring any potential or actual conflict of interest situation to the attention of the Chair of the Board for discussion, review and written approval, if required. The Chair will provide a copy of any such approvals to the General Counsel & Corporate Secretary. This helps avoid any misunderstanding between the Company and such director or officer. The General Counsel & Corporate Secretary and/or Chair of the Board will brief the members of the Board on any and all written approvals at the first meeting of the Board following any such approval.

In general terms, a conflict of interest would exist when an obligation, or situation arising from the personal activities or financial affairs of a director, officer or employee, may adversely influence their judgment in the performance of their duties to Wi-LAN. It should be understood that the conflicting interest referred to throughout this section may be direct or indirect. For example, the interest may be that of the director, officer, employee, a family member, a relative, or a business enterprise in which any of these individuals has an interest, financial or otherwise. Conflicts of interest may include:

A. **Financial Interests:** a conflict of interest will likely exist when a director, officer or employee who is able to influence business with Wi-LAN, owns, directly or indirectly, a beneficial interest in an organization which is a competitor of Wi-LAN, or which has current or prospective business as a supplier, licensors, licensees, customer, or contractor with Wi-LAN. A conflict is not likely to exist, however, where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.


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B. **Outside Work:** a conflict of interest will likely exist when a director, officer or employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an organization that is a competitor of Wi-LAN, or which has current or prospective business as a supplier, licensors, licensees, customer or contractor with Wi-LAN. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of Wi-LAN's business, which the employee's position requires.

If a director, officer or employee has an agreement with Wi-LAN with respect to non-competition and/or non-solicitation, such agreement shall govern only to the extent of any conflict between this Code and such agreement.

C. **Gifts or Favours:** a conflict of interest will arise when a director, officer or employee, either directly or indirectly, solicits and/or accepts any gift or favour from an organization which is a competitor of Wi-LAN, or which has current or prospective business with Wi-LAN as a customer, supplier, licensors, licensees or contractor. In such cases, the acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the director-, officer- or employee-recipient from acting solely in the best interests of Wi-LAN in dealings with these organizations.

For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms; articles of nominal value normally used for sales promotion purposes; or ordinary business meals or reasonable entertainment consistent with local social or business customs.

D. **Trading with Wi-LAN:** a conflict of interest may exist when a director, officer or employee is directly or indirectly a party to any business transaction with Wi-LAN.

E. **Misappropriation of Business Opportunities:** a conflict of interest will exist when a director, officer or employee, without the knowledge and consent of Wi-LAN, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which the director, officer or employee may have learned or may have developed during the course of his/her association with Wi-LAN.

8. Improper Business Payments

The following are deemed improper business payments and are therefore prohibited:

A. the offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction or to influence any decision; and

B. the offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.


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9. Laws, Statutes and Regulations

Wi-LAN is required to maintain compliance with various laws, statutes, rules and regulations governing activities in the jurisdictions in which Wi-LAN carries on business.

This Code does not seek to provide legal guidance for all laws, statutes, rules and regulations that impact on the Company's activities. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

A. **Health and Safety Laws:** Wi-LAN is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and Wi-LAN policies (which may not necessarily be a law or regulation).

B. **Human Rights Legislation:** Wi-LAN does not discriminate on the basis of race, colour, religion, sex, age, ethnic origin or ancestry, sexual orientation, disability, veteran status, marital or family status, political affiliation or any other factors prohibited by federal, state/provincial, or local law. This policy applies to all terms and conditions of employment including but not limited to hiring, placement, promotion, termination, layoff, transfers, leave of absence, compensation and training. In addition, Wi-LAN does not and will not condone any discriminatory conduct of its agents and non-employees who have contact with employees during working hours.

   Discrimination will not be tolerated. Any discrimination should be reported to the General Counsel & Corporate Secretary or any member of the Wi-LAN management team.

C. **Competition:** Wi-LAN is committed to the ideals of free and competitive enterprise. To comply with fair competition laws, Wi-LAN is required to make its own decisions on the basis of the best interests of Wi-LAN and must do so independent of agreements and understandings with competitors. Certain statutes and regulations prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers and any other practice which restrains competition.

D. **Securities Laws:** All directors, officers or employees must only trade in the shares of Wi-LAN in strict compliance with applicable securities laws. They must make themselves aware of matters pertaining to "insider" trading and the use of non-public information.

   Any director, officer or employee who possess material, non-public information may not buy or sell Wi-LAN securities while such information remains non-public. These trading prohibitions apply to directors, officers at all levels and employees. The prohibition on such trading is based on such information potentially providing an unfair advantage to such director, officer or employee. You should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold Wi-LAN securities. If you have any questions about whether information is material or public, contact the General Counsel & Corporate Secretary. In this regard, you must also be familiar with and act in accordance with the Policies.

10. Amendment, Modification, Waiver and Termination of the Provisions of the Code

Wi-LAN reserves the right to amend, modify, waive or terminate the rules, guidelines and policies associated with this Code at any time for any reason.

Wi-LAN will report any changes to this Code to the extent required by applicable regulatory authorities.


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Any waiver of any provision of this Code made to any officer or director may only be made by the Board (or the Governance and Nominating Committee) and any waiver of any provision of this Code made to any employee, officer or director will be disclosed in accordance with the regulations set forth by applicable regulatory authorities.

11. Public Company Reporting and Other Public Communication

As a public company, it is of critical importance that Wi-LAN's filings and submissions to securities regulatory authorities and stock exchanges are timely and accurate. Depending on his or her position with Wi-LAN, a director, officer or employee may be called upon to provide necessary information to assure that Wi-LAN's public reports and documents filed with the securities regulatory authorities and stock exchanges and other public communications by Wi-LAN are full, fair, accurate, timely and understandable. Wi-LAN expects its director, officers and employees to provide prompt, accurate answers to inquiries related to Wi-LAN's public disclosure requirements.

All directors, officers and employees must, and must cause Wi-LAN to comply with the system of disclosure controls and procedures devised, implemented and maintained by Wi-LAN to provide reasonable assurances that information required to be disclosed by Wi-LAN in reports that it files or submits under the rules and regulations of the securities regulatory authorities or stock exchanges is properly authorized, executed, recorded, processed and reported. In this regard, you must also be familiar with and act in accordance with the Company's Disclosure and Confidentiality Policy.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Wi-LAN in the reports filed with the securities regulatory authorities or stock exchanges is accumulated and communicated to Wi-LAN's management, as appropriate, to allow timely decisions regarding required disclosure.

12. Administration of the Code

A. Responsibility for the periodic review and revision of this Code lies with the Governance and Nominating Committee.

B. Questions concerning the Code should be referred to the General Counsel & Corporate Secretary at legal@wi-lan.com

C. Any reports of non-compliance with the Code or concerns relating to ethics and business conduct can be made to Wi-LAN's Chairman of the Board of Directors, CEO or General Counsel & Corporate Secretary.


399

EXHIBIT "G"
Governance and Nominating Committee Charter of the Board of Directors of Wi-LAN Inc.

****

WI-LAN INC.

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Establishment and Purpose

The Board of Directors (the "**Board**") of Wi-LAN Inc. ("**Wi-LAN**") has established a Governance and Nominating Committee (the "**Committee**") to identify candidates for director, to recommend to the Board qualified director candidates for election at the next annual meeting of shareholders and to take a leadership role in shaping corporate governance by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices.

Appointment and Removal

The Committee shall consist of not less than two directors (the "**Members**") appointed annually by the Board. Any Member may be removed or replaced at any time by the Board. A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both "unrelated" directors and "independent" directors (as such terms are defined under the requirements or guidelines in applicable securities laws and the rules of any stock exchange on which Wi-LAN's securities are listed for trading).

Structure and Reporting

The Committee meets as required, but at least twice annually. A majority of the Committee shall constitute quorum. The CEO is expected to attend. Attendance by the General Counsel and the Chief Financial Officer is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full access to all Wi-LAN books, records, facilities, and personnel. The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at Wi-LAN's expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee's responsibilities that lawfully may be delegated.



Responsibilities

In furtherance of the Committee's purposes, the Committee shall:

(a) make recommendations to the Board on an ongoing basis concerning corporate governance in general and regarding the Board's stewardship role in the management of Wi-LAN including the roles and responsibilities of directors and the recommendation of appropriate policies and procedures to ensure directors carry out their duties with due diligence and in compliance with all legal requirements;

(b) recommend to the Board a system of corporate governance policies and practices, monitor its implementation and, as appropriate, recommend updates and improvements to it;

(c) monitor outside corporate governance regulations and developments, keep the Board sufficiently informed and recommend actions as appropriate;

(d) co-ordinate an annual corporate governance review by the Board;

(e) ensure that any required corporate governance disclosures are duly reported on, and approve the information to be disclosed;

(f) at least annually formally review and make recommendations on the composition of the Board and its committees, including a review of what competencies and skills the Board, as a whole, should possess and currently possesses and a review of the appropriate size of the Board in order to facilitate effective decision-making;

(g) identify individuals qualified to become new Board and/or committee members, taking into consideration the competencies and skills that each such nominee will bring to the Board or committee and whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member;

(h) in light of (f) and (g) above, make recommendations of appropriate nominees to the Board and members of its committees;

(i) ensure that a majority of the directors are independent according to applicable rules and regulations;

(j) review the mandates of the Board's committees and any recommendations received from such committees and recommend appropriate changes;

(k) ensure that newly elected directors and committee members receive an effective and comprehensive orientation and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members and to ensure their knowledge and understanding of Wi-LAN's business remains current;

(l) develop a review process (the "**Process**") for periodic assessment of the effectiveness of each director, the Board and each of its committees and co-ordinate, supervise and assess the Process;



(m) establish procedures for effective Board meetings and otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest;

(n) ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) oversight of strategic direction and development and review of ongoing results of operations and (ii) oversight of investor relations and public relations activities and procedures for the effective monitoring of its shareholder base, receipt of shareholder feedback and responses to shareholder concern;

(o) review and recommend the adoption of Wi-LAN's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associates with ensuring an effectives system of corporate governance (the "**Policies**");

(p) review with legal counsel compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies;

(q) authorize and oversee the investigation of any alleged breach of any Policies;

(r) annually evaluate the Committee's performance as compared to the requirements of this Charter; and

(s) annually review the Committee's Charter and any other documents used by the Committee in fulfilling its responsibilities.

Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members. The Chairperson's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. Specifically, the Chairperson shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairperson of the Board, the Members, the Chief Executive Officer and the Corporate Secretary, set the agendas for the meetings of the Committee;

(c) in collaboration with the Chairperson of the Board, the Chief Executive Officer and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and;

(f) provide leadership to the Committee with respect to its functions as described in the Committee's Charter and as otherwise may be appropriate.



EXHIBIT "H"
Mandate of the Compensation Committee of the Board of Directors of Wi-LAN Inc.

****

WI-LAN INC.

COMPENSATION COMMITTEE CHARTER

Establishment and Purpose

The Board of Directors (the "**Board**") of Wi-LAN Inc. ("**Wi-LAN**") has established a Compensation Committee (the "**Committee**") to assist the Board in discharging the Board's oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer (the "**CEO**") and key employees, and the establishment of fair and competitive compensation and performance incentive plans.

Appointment and Removal

The Committee shall consist of two or three directors (the "**Members**") appointed annually by the Board. Any Member may be removed or replaced at any time by the Board. A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both "unrelated" directors and "independent" directors (as such terms are defined under the requirements or guidelines for compensation committee service in applicable securities laws and the rules of any stock exchange on which Wi-LAN's securities are listed for trading).

Structure and Reporting

The Committee meets as required, typically, two or three times a year. A majority of the Committee shall constitute quorum. The CEO is expected to attend all Committee meetings. Attendance by the CFO and the General Counsel is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full, unrestricted direct access to all Wi-LAN books, records, facilities, and personnel, and shall be provided with the resources necessary to carry out its duties. The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at Wi-LAN's expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee's responsibilities that lawfully may be delegated.


403

Responsibilities

In furtherance of the Committee's purposes, the Committee shall:

(a) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives and make recommendations to the Board with respect to the CEO's compensation level based on that evaluation;

(b) recommend to the Board the appointment/termination of the CEO;

(c) based on compensation adjustments within the approved annual budget or recommendations from the CEO, recommend to the Board the appointment, promotion, termination and compensation of the CEO's direct reports;

(d) annually review Wi-LAN's development and succession plans including recruitment, training and evaluations;

(e) review and recommend to the Board the annual corporate compensation plan and guidelines;

(f) establish and monitor the terms and conditions of stock option, stock purchase or other equity compensation plans (the "Plans") and any related agreements and amendments to the Plans;

(g) act as the Board committee responsible for overseeing the administration by Wi-LAN management of the Plans, including reviewing, approving and recommending to the Board awards under the Plans;

(h) recommend to the Board from time to time the amount, determination and payment of remuneration to be paid by Wi-LAN to the members of the Board in light of their time commitment, fees paid by comparable companies and their responsibilities;

(i) assist the CEO by reviewing major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs;

(j) review, approve and monitor, on at least an annual basis, compensation and benefits programs;

(k) ensure that human resources policies are in compliance with applicable laws and regulations;

(l) review management's recommendations respecting hirings, firings, transfers and promotions of senior officers and related severance packages;

(m) review and monitor the overall employment environment and consider any other human resources issues as it considers appropriate or as may be referred to it by the Board;

(n) annually evaluate the Committee's performance as compared to the requirements of this Charter; and

(o) annually review the Committee's Charter and any other documents used by the Committee in fulfilling its responsibilities.



Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members. The Chairperson's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. Specifically, the Chairperson shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairperson of the Board, the Members, the CEO, the Chief Financial Officer and the Corporate Secretary, set the agenda for the meetings of the Committee;

(c) in collaboration with the Chairperson of the Board, the CEO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and

(f) provide leadership to the Committee with respect to its functions as described in the Committee's Charter and as otherwise may be appropriate.


405


WiLAN

Wi-LAN Inc.

Consolidated Financial Statements

for the Years Ended October 31, 2006 and 2005

January 9, 2007

Management's Report

The consolidated financial statements and other financial information of Wi-LAN included in this annual report are the responsibility of the Company's management and have been examined and approved by its Audit Committee and Board of Directors. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), and include amounts that are based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

To discharge its responsibility for financial reporting and the safeguarding of assets, the Company maintains internal control systems designed to provide reasonable assurance that financial information is reliable and accurate. Management recognizes its responsibility for conducting the Company's affairs to comply with the requirements of applicable laws and establishes financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information such as the management's discussion and analysis of financial condition and results of operations ("MD&A") through its Audit Committee, which consists solely of outside directors. The Audit Committee meets at least quarterly with management and annually with the independent auditors to review performance and discuss audit, internal control, accounting policy and financial reporting matters.

PricewaterhouseCoopers LLP ("PwC") have audited the financial statements in accordance with generally accepted auditing standards. PwC are the external auditors who were appointed by the Company's Board following the resignation of KPMG LLP in October 2006.

(signed)
James D. Skippen
President & CEO

(signed)
R. Stephen Bower, FCA
CFO


407



PricewaterhouseCoopers LLP
99 Bank Street, Suite 700
Ottawa, Ontario
Canada K1P 1K6
Telephone +1 613 237 3702
Facsimile +1 613 237 3963

AUDITORS' REPORT

To the Shareholders of Wi-LAN Inc.,

We have audited the consolidated balance sheet of Wi-LAN Inc. as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year's figures were audited by other auditors who expressed an unqualified opinion thereon dated December 13, 2005, except for note 16(c), which was as of February 3, 2006.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Ontario
January 11, 2007

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended October 31		2006		2005
Revenues	$	2,108	$	-
Income/(expenses) from the following:				
Operating expenses		(5,721)		(3,872)
Depreciation and amortization		(676)		(563)
Settlement (note 3)		9,635		-
Gain on debt settlement (note 4)		2,919		-
Gain on sale of property (note 5)		1,145		88
Gain on disposal of long-term investments		-		142
Impairment of investments		-		(70)
Other income		29		297
Interest:				
Interest income		219		176
Interest expense on long-term debt		(97)		(286)
Other interest expense		-		(85)
Earnings/(loss) from continuing operations before income taxes		9,561		(4,173)
Provision for future income tax recovery (note 6)		16,726		-
Earnings/(loss) from continuing operations		26,287		(4,173)
Loss from discontinued operations (notes 1 and 7)		(12,178)		(21,605)
Net earnings/(loss)		14,109		(25,778)
Deficit, beginning of year		(179,701)		(153,923)
Deficit, end of year	$	(165,592)	$	(179,701)
Earnings/(loss) per share - basic and diluted (note 10g):				
From continuing operations	$	0.54	$	(0.10)
From discontinued operations		(0.25)		(0.51)
Net earnings/(loss) per share	$	0.29	$	(0.61)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

As at October 31		2006		2005
Assets				
Current assets:				
Cash and cash equivalents	$	16,680	$	3,690
Accounts receivable		400		-
Future tax asset (note 6)		16,726		-
Prepaid expenses and deposits		387		453
Assets of discontinued businesses (note 7)		621		11,290
Current assets		34,814		15,433
Furniture and equipment (note 8)		174		86
Patents and trademarks (note 9)		9,787		10,059
	$	44,775	$	25,578
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	814	$	1,706
Debt (note 4)		-		4,508
Current portion of deferred gain on sale of property (note 5)		-		176
Liabilities of discontinued businesses (note 7)		687		7,303
Current liabilities		1,501		13,693
Deferred gain on sale of property (note 5)		-		969
Total liabilities		1,501		14,662
Shareholders' equity				
Common shares (note 10b)		202,396		184,921
Contributed surplus (note 10)		6,470		5,696
Deficit		(165,592)		(179,701)
Shareholders' equity		43,274		10,916
	$	44,775	$	25,578

Commitments and contingencies (note 12)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements

On behalf of Board:

(signed) Dr. Robert Schulz
Dr. Robert Schulz
Director

(signed) John Gillberry
John Gillberry
Director


410

Wi-LAN Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended October 31	2006	2005
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 26,287	$ (4,173)
Non-cash items:		
Stock-based compensation	447	379
Depreciation and amortization	676	563
Settlement (note 3)	(9,635)	-
Debt settlement (note 4)	(4,508)	843
Gain on sale of property (note 5)	(1,145)	(88)
Deferred stock units (note 10d)	105	-
Gain on disposal of long-term investments	-	(142)
Impairment of investments	-	70
Gain on sale of patents	(429)	-
Future tax recovery (note 6)	(16,726)	-
	(4,928)	(2,548)
Change in non-cash working capital balances:		
Accounts receivable	(400)	-
Prepaid expenses	66	(261)
Accounts payable and accrued liabilities	(892)	250
Cash (used in) continuing operations	(6,154)	(2,559)
Cash (used in) discontinued operations (note 7)	(7,800)	(12,188)
Cash (used in) operations	(13,954)	(14,747)
Financing		
Proceeds on sale of common shares, net of share issuance costs	14,738	-
Share capital issued for cash on the exercise of options	479	56
Share capital issued for cash on the exercise of warrants	233	-
Cash received from loan payable	2,000	-
Repayment of loan payable	(2,000)	-
Repayment of long-term debt	-	(7,842)
Cash generated from/(used in) continuing operations	15,450	(7,786)
Cash (used in) discontinued operations (note 7)	(61)	(48)
Cash generated from/(used in) financing	15,389	(7,834)
Investing		
Purchase of furniture and equipment	(107)	(4)
Purchase of patents and trademarks	(6)	(102)
Restricted cash	-	775
Proceeds from settlement, net (note 3)	9,635	-
Proceeds from sale of patents (note 3)	1,510	-
Proceeds on sale of property, net	-	11,787
Proceeds on sale of long-term investments, net	-	303
Cash generated from continuing operations	11,032	12,759
Cash generated from/(used in) discontinued operations (note 7)	523	(256)
Cash generated from investing	11,555	12,503
Net cash and cash equivalents generated/(used) in the year	12,990	(10,078)
Cash and cash equivalents at beginning of year	3,690	13,768
Cash and cash equivalents at end of year	$ 16,680	$ 3,690

See accompanying notes to consolidated financial statements

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. **Nature of operations**
   Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada.

   Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides longer-range wireless connectivity); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). The ADSL patents were acquired from Nokia on December 4, 2006, subsequent to Wi-LAN's October 31, 2006 fiscal year end (note 15).

   Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting its products and engineering services divisions during 2006.

   Following an extensive review of strategic alternatives, the Company's Board of Directors approved a plan in January 2006 to exit its products business, and in March 2006 to divest its engineering services business. During 2006, the Libra 5800 product line was sold to GIL Technology Co. Ltd.; the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc.; and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited. The purchasers are providing ongoing support for Wi-LAN's former customers and channel partners. Also during the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu"). The transaction was completed in May 2006, and included the transfer of approximately 26 of Wi-LAN's engineering staff to Fujitsu.

   The results of the products business and engineering services business have been reported as discontinued operations in these financial statements (note 7).

2. **Significant accounting policies**
   The consolidated financial statements of Wi-LAN have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the years. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized below.



The amounts recorded for doubtful accounts, depreciation of property, plant and equipment, amortization of patents and trademarks, estimated future tax, stock-based compensation and provisions for contingent liabilities are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in these estimates could be significant.

a) Consolidation

The consolidated financial statements include the accounts of Wi-LAN Inc. and its subsidiaries. All inter-company transactions and balances have been eliminated.

b) Revenue recognition

The Company recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the IP obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured.

c) Stock-based compensation

The Company has a stock option plan ("Option Plan") for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant, and charged to earnings over the vesting periods. The amount expensed is credited to contributed surplus in the period. On the exercise of stock options, cash received is credited to share capital together with the amount previously credited to contributed surplus on the accrual of the compensation expense.

d) Deferred stock units

The Company has a deferred stock unit plan ("DSU Plan") for certain employees and directors. Effective April 2006, following shareholder approval, the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

e) Restricted share units

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee. Under the current RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on the dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

f) Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities, and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. Future tax assets are recognized for all temporary differences, unused tax losses and income tax reductions that are "more likely than not" to be realized, and a valuation allowance is considered in valuing future tax assets at each quarterly balance sheet date.

g) Per share amounts

Per share amounts are calculated based on the weighted average number of shares issued and outstanding during the period. The Company uses the treasury stock method of accounting for diluted earnings per share.

h) Cash and cash equivalents

Cash and cash equivalents comprise cash in bank accounts and term deposits or similar financial instruments with maturities of three months or less at the date of the investment.

i) Foreign currency translation

Transactions in foreign currency are translated at the rate in effect at the date of the transaction, with the exception of monetary assets and liabilities that are translated at exchange rates prevailing at the consolidated balance sheet dates. Unrealized translation gains and losses on translation of the financial statements are included in earnings for the period.

j) Furniture and equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Furniture	5 - 7 years
Leasehold improvements	term of the lease

k) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful lives or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and trademarks is reviewed periodically by management to determine whether the asset values are impaired. Impairment is determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents or trademarks may not be recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

3. Settlement

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totaling $2,013, resulted in a net gain of $9,635.

4. Gain on debt settlement

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common shares. The $4,719 liability previously



recorded by the Company in connection with the potential settlement of the obligation was credited to fiscal 2006 earnings, resulting in a net gain of $2,919 after the $1,800 payment.

5. Gain on sale of property

In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

6. Income taxes

A reconciliation of the expected income tax recovery/(expense) to the actual income tax recovery reported in the consolidated statements of operations and deficit is as follows:

		2006		2005
Earnings/(loss) from continuing operations before taxes	$	9,561	$	(4,173)
Expected income tax recovery/(expense) at Canadian statutory income tax rate of 36.12% (2005 - 33.62%)		(3,453)		1,403
Permanent differences		29		291
Reduction/(increase) in valuation allowance		20,150		(1,694)
Future income tax recovery	$	16,726	$	-

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's estimated future tax assets and liabilities are as follows:

		2006		2005
Operating tax loss carry-forwards	$	27,602	$	31,156
Scientific research and experimental development ("SR&ED") carry-forwards		5,925		5,515
Book amortization in excess of capital cost allowance		2,894		2,304
Share issue costs		280		394
Long-term investments		-		1,222
Accounts payable and other		-		712
Total future tax assets		36,701		41,303
Valuation allowance		(19,975)		(41,303)
Future tax asset	$	16,726	$	-

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The amount of the future tax asset considered realizable could change materially in the near term, based on future taxable income during the carry-forward period.

At October 31, 2006, the Company had unused non-capital tax losses, SR&ED and temporary differences carried forward as follows:

	SR&ED credits	Temporary differences	Operating tax losses
2007			$ 11,755
2008			25,340
2009			13,782
2010			2,074
2014			5,825
2015			16,532
2026			1,110
Indefinite	$ 16,403	$ 8,787	-
	$ 16,403	$ 8,787	$ 76,418

The Company also has $4,285 of investment tax credits that expire from 2007 to 2012, and $26,191 of capital losses carried forward, with no expiry.

7. Financial results of discontinued operations

As described in note 1, Wi-LAN exited its products business and engineering services business in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Net proceeds on the disposal of the engineering services business to Fujitsu amounted to $100, and were included in the overall net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the exited products and engineering services businesses for the years ended October 31, 2006 and 2005 are as follows:

For the years ended October 31	2006	2005
Revenues	$ 7,332	$ 25,744
Gross profit/(loss)	(2,225)	8,601
Research and development expense	(5,531)	(9,435)
Selling, general and administrative expense	(3,815)	(14,407)
Impairment of goodwill	-	(6,364)
Loss on sale of businesses and equipment	(607)	-
Loss from discontinued businesses	$ (12,178)	$ (21,605)

The assets and liabilities of the discontinued businesses are carried at the lower of their carrying amount and their estimated fair value on Wi-LAN's consolidated balance sheet, and reflect the following:

As at October 31		2006		2005
Assets				
Accounts receivable	$	621	$	5,723
Inventory		-		3,184
Prepaid expenses		-		1,159
Property, plant and equipment		-		1,224
Total assets of discontinued businesses		621		11,290
Liabilities				
Accounts payable and accrued liabilities		607		5,642
Warranty		-		826
Capital leases		80		141
Deferred revenues		-		694
Total liabilities of discontinued businesses		687		7,303
Net (liabilities)/assets of discontinued businesses	$	(66)	$	3,987

The cash flows pertaining to the discontinued businesses were as follows:

For the years ended October 31		2006		2005
Operations				
Loss from operations	$	(12,178)	$	(21,605)
Non-cash items:				
Stock-based compensation and DSUs		748		429
Depreciation and amortization		151		698
Impairment of goodwill		-		6,364
Loss on sale of businesses and other equipment		589		-
		(10,690)		(14,114)
Change in non-cash working capital balances:				
Accounts receivable		5,168		1,114
Inventory		3,184		94
Prepaid expenses		1,093		(1,003)
Accounts payable and accrued liabilities		(6,555)		1,721
Cash used in operations		(7,800)		(12,188)
Financing				
Capital lease payments		(61)		(48)
Cash used in financing		(61)		(48)
Investing				
Proceeds on sale of business		622		-
Proceeds on sale of long-term investments		40		-
Purchase of property, plant and equipment		(139)		(256)
Cash generated from/(used in) investing		523		(256)
Net cash used in discontinued businesses	$	(7,338)	$	(12,492)

8. **Furniture and equipment**

The cost and net book value of Wi-LAN's furniture and equipment follow:

		Cost		Accumulated depreciation		Net book value
As at October 31, 2006						
Computer equipment and software	$	156	$	59	$	97
Furniture		148		71		77
	$	304	$	130	$	174
As at October 31, 2005						
Computer equipment and software	$	81	$	54	$	27
Furniture		120		61		59
	$	201	$	115	$	86

Property, plant and equipment associated with the Company's discontinued operations are reported with those results (note 7).

9. **Patents and trademarks**

In April 2006, Wi-LAN acquired additional patent rights from Ensemble Communications Inc. in exchange for 2,000,000 common shares with a fair value of $1,500.

		Cost		Accumulated Amortization		Net Book Value
As at October 31, 2006						
Patents	$	11,240	$	1,453	$	9,787
Trademarks		-		-		-
	$	11,240	$	1,453	$	9,787
As at October 31, 2005						
Patents	$	10,927	$	917	$	10,010
Trademarks		75		26		49
	$	11,002	$	943	$	10,059

10. **Share capital**

a) ***Issued and outstanding***

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at October 31	2006	2005
Common shares	61,099,073	42,229,184
Securities convertible into common shares:		
Stock options	4,039,350	3,246,193
Deferred stock units (DSUs)	26,348	799,990
Warrants	772,332	22,388
	65,937,103	46,297,755

Wi-LAN has a Stock Option Plan and a Deferred Stock Unit Plan for employees, directors and consultants. The Company is authorized to issue options plus DSUs totaling up to 10% of the outstanding common shares of the Company. In addition, 850,000 options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The Company implemented a Restricted Share Unit Plan for employees and directors in January 2007. The RSU Plan calls for settlement in cash.

b) Common shares

Common shares	Number		Amount
October 31, 2004	41,818,416	$	184,833
Issued under Ensemble agreement - price protection	363,994		521
Share price adjustment	-		(521)
Exercise of stock options	46,774		56
Transfer from contributed surplus on options exercised	-		32
October 31, 2005	42,229,184	$	184,921
Issued on acquisition of patent rights (note 9)	2,000,000		1,500
Issued on sale of shares in June 2006	9,091,000		7,137
Issued on sale of shares in August 2006	6,400,000		7,180
Issued to settle DSUs	793,237		686
Exercise of stock options	412,852		479
Exercise of warrants	172,800		233
Transfer from contributed surplus on options and warrants exercised	-		260
October 31, 2006	61,099,073	$	202,396

Under the terms of the purchase agreement between the Company and Ensemble for acquired patents and patent applications, price protection provisions required the Company to provide more or less shares to Ensemble depending on the market price of the Company's common shares. During the year ended October 31, 2005, the Company issued 363,994 common shares to Ensemble related to the price protection provisions.

In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000) priced at $0.88 per common share. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one year life were issued. The $239 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

In August 2006, Wi-LAN raised additional net cash of approximately $7,342 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one year life were issued. The $181 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

c) ***Stock options***

Options vest at various times ranging from immediate vesting on grant to vesting over a three year period. Options generally have five-year lives.

Option activity for the two years ending October 31, 2006 and 2005 was as follows:

		Price per share			Exercisable options	
	Number of options	Price range		Weighted average	Number	Weighted average
October 31, 2004	3,389,105	$ 1.00	$ 45.80	$ 3.81	2,916,061	$ 4.19
Granted	1,020,450	0.72	1.60	1.31		
Exercised	(46,774)	1.00	2.92	1.18		
Cancelled/expired	(1,116,588)	1.00	14.45	4.87		
October 31, 2005	3,246,193	0.72	45.80	2.58	2,953,422	$ 2.64
Granted	4,302,000	0.70	1.51	0.93		
Exercised	(412,852)	0.77	1.54	1.16		
Cancelled/expired	(3,095,991)	0.75	45.80	2.54		
October 31, 2006	4,039,350	$ 0.70	$ 3.95	$ 1.00	1,263,470	$ 1.06

As a result of the restructuring described in note 1, many former Wi-LAN employees had 90 days to determine whether to exercise their vested options or let them expire. Most of the options exercised and options cancelled/expired in 2006 related to their departure.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following assumptions:

	2006	2005
Risk free interest rate	4.3%	5%
Volatility	65%	57%
Expected option life (years) - <50,000 options	3.0	3.0
Expected option life (years) - >50,000 options	3.0	4.0
Dividend yield	0%	0%

The Company has recorded total stock-based compensation expense in continuing operations of $447 and $379 for the fiscal years ended October 31, 2006 and 2005, respectively. Contributed surplus has been increased by the amount of the stock-based compensation costs. The Company transferred $200 from contributed surplus to common shares for the options exercised in fiscal 2006 (2005 - nil).

Details of the outstanding options at October 31, 2006, are as follows:

Range of exercise prices		Outstanding stock options at Oct 31, 2006	Remaining term of options in years	Weighted average	Exercisable stock options at Oct 31, 2006	Weighted average
$ 0.70	$ 0.80	2,500,000	4.51	$ 0.71	897,500	$ 0.73
0.95	1.02	158,000	3.39	0.98	119,000	0.98
1.18	1.30	875,000	4.77	1.27	18,750	1.18
1.38	1.54	393,000	4.63	1.48	120,333	1.44
3.03	3.95	113,350	1.37	3.53	107,887	3.51
$ 0.70	$ 3.95	4,039,350	4.44	$ 1.00	1,263,470	$ 1.06

d) ***Deferred stock unit ("DSU") plan***

The Company has a DSU Plan as a tool to assist in the retention of selected employees and directors, and to help conserve the Company's cash position, especially in the first half of fiscal 2006. Under the plan, DSUs were awarded, and became due when the conditions of retention were met and employment terminated or completed. The value of each DSU was determined in reference to the Company's common share price, and the DSU value was payable (a) in cash for the period through April 20, 2006, and (b) in either cash or shares, at the Company's option, after April 20, 2006. In order to conserve cash, the Company has settled DSUs in shares since that date.

Details of the DSUs are as follows:

	Number
October 31, 2004	-
Granted	780,990
Cancelled	(1,000)
October 31, 2005	779,990
Granted	195,595
Settled in common shares	(793,237)
Settled in cash	(113,000)
Cancelled	(43,000)
October 31, 2006	26,348

e) Warrants

Details of the outstanding warrants at October 31, 2006 are as follows:

		Price per share		
	Number of warrants	Price range		Weighted average
October 31, 2004	3,721,700	$ 1.85	$ 5.25	$ 4.02
Cancelled/expired	(3,699,312)	1.85	5.25	4.03
October 31, 2005	22,388	3.35	3.35	3.35
Granted	929,460	0.88	1.35	1.07
Exercised	(172,800)	1.35	1.35	1.35
Cancelled/expired	(6,716)	3.35	3.35	3.35
October 31, 2006	772,332	$ 0.88	$ 3.35	$ 1.06

A21

In 2006, 15,672 warrants that were outstanding as at October 31, 2005 with an exercise price of $3.35 per share expired.

In conjunction with the financing on June 22, 2006, the Company granted brokers warrants to purchase 545,460 common shares with an exercise price of $0.88 per common share. In conjunction with the financing on August 17, 2006, the Company granted brokers warrants to purchase 384,000 common shares with an exercise price of $1.35 per common share. In October 2006, 172,800 of the warrants were exercised, resulting in a transfer of $60 from contributed surplus to common shares.

f) Restricted share unit ("RSUs") plan

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee entered into during 2006. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the year ended October 31, 2006, the Company committed to grant 750,000 RSUs that vest and are to be settled in cash as follows: 250,000 RSUs in January 2007, 250,000 RSUs in January 2008, and 250,000 RSUs in January 2009. The Company recorded an accrued liability and related expense of $175 for the period ending October 31, 2006 to recognize the estimated value of the earned RSUs for the year.

g) Per share amounts

Basic earnings per common share ("EPS") is calculated by dividing earnings attributable to common shares by the sum of the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the potentially dilutive effect of outstanding stock options and warrants. Restricted share units are payable in cash and are not considered as part of this diluted EPS. In 2005, deferred stock units were also payable in cash, so were not included in diluted EPS. The weighted average number of common shares outstanding for 2005 excludes the impact of options and warrants due to their anti-dilutive effect.

Earnings used in determining EPS from continuing and discontinued operations are the earnings as reported in the consolidated statements of operations and deficit.

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic EPS computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	2006	2005
Basic weighted average number of common shares outstanding	48,447,178	42,143,065
Effect of stock options and warrants	330,804	-
Diluted weighted average number of common shares outstanding	48,777,982	42,143,065

11. Supplemental cash flow information

		2006		2005
Supplemental cash flow information				
Cash interest received/(paid), net	$	74	$	(195)
Cash taxes (paid)		-		(17)
Non-cash investing and financing transactions:				
Shares issued for Ensemble patent rights		1,500		-

12. Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

There were several contingencies reported as at October 31, 2005 that were resolved during 2006. Legal action against Cisco was settled (note 3) and the commitment to purchase certain inventory was resolved as part of the disposal of the engineering services business to Fujitsu (note 7).

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006, Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.



In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

The following is a schedule of the total future minimum annual payments under the Company's lease for its Ottawa premises:

		Amount
2007	$	126
2008		130
2009		130
2010		130
2011 and thereafter		134
	$	650

13. Related party transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

14. Financial instruments

Financial instruments recognized in the balance sheet comprise: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short terms to maturity.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. Cash and cash equivalents are currently held with two major Canadian financial institutions. The Company's accounts receivable are modest, and management believes the credit risk is low. Subsequent to year end, the Company recorded a receivable from a major licensee, and expects to collect that amount in accordance with the terms of the related agreement.

The Company believes that an adequate provision has been made for the possibility of uncollectible receivables and monitors and adjusts the allowance as necessary. The Company does not generally require collateral or other security from customers.

15. Subsequent events

a) License agreement

In December 2006, Wi-LAN announced that Nokia Corporation ("Nokia") of Finland had licensed the Wi-LAN patent portfolio. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to Wi-LAN approximately 93 patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on an independent valuation by a major accounting firm. As additional consideration, Nokia committed to pay approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

b) Financing

In December 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Company at a purchase price of $4.50 per common share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed in December 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.



Management's Report

The financial statements of Wi-LAN and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These financial statements have been prepared by Management in accordance with generally accepted accounting principles and include some amounts that are based on Management's best estimates using careful judgment. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that financial information is relevant and accurate and that assets are safeguarded. Management recognizes its responsibility for conducting the Company's affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information through its Audit Committee, which consists solely of outside directors.

This committee's role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors, with and without the Company's Management, to review their audit plan and discuss the results of their examinations.

KPMG LLP has audited the financial statements in accordance with generally accepted auditing standards. KPMG LLP are the external auditors who were appointed by the shareholders. KPMG LLP have full and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company's financial reporting.

William A. Dunbar,
President and CEO

Keith Bittner
Chief Financial Officer

Auditors' Report

We have audited the consolidated balance sheets of Wi-LAN Inc. as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
December 13, 2005 except for note 16 (c) which is as of February 3, 2006

Consolidated Balance Sheets

Wi-LAN Inc.
(in thousands of Canadian dollars)

As at October 31,	2005	2004 (restated – note 3(n))
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,690	$ 13,768
Accounts receivable	5,723	6,837
Inventories (note 4)	3,184	3,278
Prepaid expenses and deposits	1,612	348
	14,209	24,231
Property, plant and equipment (note 5)	1,310	12,121
Trademarks, patents and licences (note 6)	10,059	10,512
Long-term investments (note 7)	–	231
Restricted cash (note 5)	–	775
Goodwill	–	6,364
	$ 25,578	$ 54,234
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,348	$ 6,270
Warrant obligation (notes 3(n) and 10(b))	4,508	–
Warranty liabilities	405	214
Capital lease obligation (note 8)	61	–
Current portion of deferred gain on sale of property (note 5)	176	–
Deferred revenue	694	66
Current portion of long-term debt (note 9)	–	349
	13,192	6,899
Capital lease obligation (note 8)	80	–
Warranty liabilities	421	267
Deferred gain on sale of property (note 5)	969	–
Long-term debt (note 9)	–	7,493
Warrant obligation (notes 3(n) and 10(b))	–	3,665
Deferred revenue	–	80
Shareholders' equity:		
Share capital (note 10)	184,921	184,833
Contributed surplus	5,696	400
Deficit	(179,701)	(149,403)
	10,916	35,830
Future operations (note 2)		
Commitments and contingencies (note 12)		
Subsequent events (note 16)		
	$ 25,578	$ 54,234

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Bill Hews
Director

John Gillberry
Director



Consolidated Statements of Operations and Deficit

Wi-LAN Inc.
(in thousands of Canadian dollars except per share amounts)

Years ended at October 31,	2005	2004
Revenue:		
Product	$ 25,300	$ 25,006
License, technology and engineering services	444	330
	25,744	25,336
Cost of product sales	17,143	13,010
	8,601	12,326
Expenses:		
Sales and marketing	9,928	6,135
Research and development (note 10(b))	9,435	6,987
Operations	3,048	2,292
General and administrative	3,848	2,990
Interest on long-term debt	286	227
Amortization	1,261	1,070
Stock-based compensation (notes 3(m) and 10(b))	603	–
	28,409	19,701
Operating loss before the following	(19,808)	(7,375)
Impairment of goodwill	(6,364)	–
Impairment of investments	(70)	–
Interest and bank charges	(85)	(117)
Interest income	176	384
Gain on disposal of long-term investments	142	–
Gain on sale of property	88	–
Other income	297	351
Foreign exchange loss	(150)	(232)
Net loss before income taxes	(25,774)	(6,989)
Income taxes (note 13)	(4)	(60)
Net loss	(25,778)	(7,049)
Deficit, beginning of year	(149,403)	(142,354)
Stock-based compensation (note 3(m))	(4,520)	–
Deficit, end of year	$ (179,701)	$ (149,403)
Net loss per share – basic and diluted	$ (0.61)	$ (0.17)

See accompanying notes to consolidated financial statements.



Wi-LAN Inc.

(in thousands of Canadian dollars except per share amounts)

Years ended at October 31,	2005	2004
Cash provided by (used in):		
Operations:		
Net loss from operations	$ (25,778)	$ (7,049)
Items not involving cash:		
Amortization	1,261	1,070
Fair value of warrants and options issued to Technology Partnership Canada (note 10(b))	843	1,380
Fair value of warrants and options issued (note 10(b))	808	513
Gain on disposal of long-term investments	(142)	-
Gain on sale of property	(88)	-
Impairment of investments	70	-
Impairment of goodwill	6,364	-
Cost of excess space	-	(255)
	(16,662)	(4,341)
Change in non-cash operating working capital balances:		
Accounts receivable	1,114	(1,319)
Inventories	94	(831)
Prepaid expenses and deposits	(1,264)	(170)
Accounts payable and accrued liabilities	1,078	612
Deferred revenue	548	(290)
Warranty liabilities	345	71
Cost of excess space	-	(76)
	(14,747)	(6,344)
Financing:		
Common shares issued for cash on private placement	-	4,114
Common shares issued for cash on exercise of stock options	56	689
Proceeds of long-term debt	-	8,000
Repayment of long-term debt	(7,842)	(158)
Capital lease payments	(48)	(96)
	(7,834)	12,549
Investments:		
Purchase of property and equipment	(260)	(13,803)
Purchase of trademarks, patents and licenses	(102)	(5,412)
Restricted cash	775	(775)
Proceeds on sale of long-term investments, net	303	-
Proceeds on sale of property, net	11,787	-
	12,503	(19,990)
	(10,078)	(13,785)
Cash and cash equivalents, beginning of year	13,768	27,553
Cash and cash equivalents, end of year	$ 3,690	$ 13,768

Cash and cash equivalents consists of cash on hand, balances with banks and short-term deposits.

See accompanying notes to consolidated financial statements including NOTE 11 – Supplemental cash flow information.



Wi-LAN Inc.

1. NATURE OF OPERATIONS:

Wi-LAN Inc., (the "Company") is incorporated under the Business Corporations Act (Alberta), Canada. Its principal business activities include the research and development, manufacturing, marketing and selling of high-speed wireless data communications products and development and licensing of intellectual property.

2. FUTURE OPERATIONS:

The Company continues to incur significant losses and has realized a net loss of $25.6 million in 2005. In addition, cash utilized in operations in 2005 was $14.7 million compared to $6.3 million in 2004. These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which is dependent upon the Company's ability to generate future profitable operations and receive any necessary financing to enable the Company to meet its obligations as they become due. There is no certainty that operations will be profitable or that all necessary financing will be obtained. If the Company is unable to obtain sufficient additional funding to finance continuing operations, the Company's ability to maintain continued operations will be adversely affected. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SIGNIFICANT ACCOUNTING POLICIES:

The financial statements are stated in Canadian dollars and have been prepared using the historical cost basis in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized below.

The amounts recorded for allowance for doubtful accounts, inventory valuation allowance, sales returns, discounts and allowances, goodwill valuation, warranty provision, valuation of long-term investments, amortization periods of intangible assets, estimated useful life of property, plant and equipment, estimated future tax, and provisions for certain contingent liabilities are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in estimates in future periods could be significant.

(a) Consolidation and long-term investments:
The consolidated financial statements include the accounts of Wi-LAN Inc. and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. Investments in companies that are not subject to significant influence or control are accounted for by the cost method.

(b) Revenue recognition:
The Company recognizes revenue when an agreement has been signed with the customer, the product has been shipped and collection is probable.



For product sales, these conditions normally are achieved when products are shipped. The Company estimates and records provisions for sales returns, discounts and allowances in the period the sale is reported, based on experience and other relevant factors. Certain of the Company's contractual arrangements allow for limited right of return. The Company has provided an allowance for expected sales returns, discounts, and allowances related to these customers based on the historical return rates and expected future returns of sales to these customers. The amounts of sales discounts, returns, and allowances ultimately incurred could differ in the near term from the allowances recorded in these financial statements.

Revenue from licensing of technology and engineering services is recognized when the Company has completed or fulfilled the terms of the licensing or engineering services agreement including delivery, acceptance, and any elements that are essential to the functionality of the technology.

(c) Cash and cash equivalents:

Cash and cash equivalents are comprised of term deposits and other short-term investments with original maturities of three months or less.

(d) Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of foreign subsidiaries and joint ventures. Transactions in foreign currencies are translated at the rate in effect at the time of the transaction. Resulting unrealized gains or losses on translation of foreign currency amounts are charged to income.

(e) Inventories:

Parts and sub-assembly inventory is stated at the lower of cost, on a first-in, first-out basis, and net realizable value. Inventories of finished goods and work-in-progress are stated at the lower of average cost and net realizable value.

(f) Property, plant and equipment:

Property, plant and equipment are stated at cost, less accumulated amortization. Amortization is calculated on the straight line method over the estimated useful lives of the assets as follows:

Machinery and business equipment	3-7 years
Computer software and equipment	3-5 years
Furniture and fixtures	5-7 years
Leasehold improvements	15 years
Vehicles	3 years
Buildings	20-40 years

(g) Goodwill and intangible assets:

Intangible assets with finite lives, being trademarks, patents and licenses, are amortized over their useful lives with an annual review of the amortization method and life. Patents are being amortized straight-line over a period ranging from sixteen to twenty years. The useful life of trademarks was adjusted from twenty years to fifteen years for the year ended October 31, 2004. The carrying value of intangible assets is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. If there are indications that the carrying value is impaired, the Company compares the carrying value of its intangible assets to the estimated undiscounted cash flow generated from those assets. If this assessment indicates that the carrying value of the asset may not be recoverable, the carrying value is then compared to the estimated fair value of the intangible assets. Any impairment identified through this assessment will require that the carrying value of the intangible assets be written down to their estimated fair value.



Goodwill is not amortized and is tested annually for impairment. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value. In 2005 an impairment test was performed on goodwill and intangible assets and it was determined that the goodwill carrying value was impaired and the impaired amount was expensed. In 2004 an impairment test was performed on goodwill and intangible assets and no impairment of carrying values was identified.

(h) Research and development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred except if the product is defined and the costs attributable thereto can be identified, the future market for the product is defined and there exists adequate resources to complete the project. The Company has expensed all research and development costs incurred to date.

(i) Government assistance:

The Company is eligible for government assistance for certain research and development costs (note 10(b)). Government assistance relating to these research and development costs is recorded as a reduction of current year expenses when the related costs are incurred and when there is reasonable assurance that the Company has complied with, and will continue to comply with, all of the conditions necessary to obtain the grants.

(j) Warranty accrual:

The Company warrants certain of its products against defects in design, materials, and workmanship for periods ranging from one to three years. A provision for estimated future costs relating to warranty expense is recorded when the products are delivered based on historical claims and projected future experience.

Certain of the Company's product lines have been recently introduced to market and therefore limited historical data has been available on which to base estimates of future returns for warranty repairs. The Company has provided for warranty expense related to these new products based on the historical return rates and repair costs of established product lines, as well as recent and expected return rates and repair costs of these new products. The amount of warranty expense ultimately incurred could differ in the near term from the amount accrued in these financial statements.

(k) Income taxes:

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

(l) Per share amounts:

Per share amounts are calculated based on the weighted average number of shares issued and outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method all options and warrants whose exercise price is less than or equal to the daily weighted average share price for the period to date are considered outstanding and all such options and warrants are deemed converted at the average share price for the period.

(m) Stock-based compensation:

Prior to November 1 2004, the Company applied the fair value based method of accounting only to stock options granted to contract personnel and warrants issued upon research and development contracts for non-recoverable research and development expenses, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic



method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation expense was recognized.

In accordance with amended Canadian standards, beginning November 1, 2004, entities are required to account for employee stock options using the fair value based method. Under the fair value based method, compensation is measured at fair value at the date of grant and is expensed over the option's vesting period. In accordance with one of the transitional provisions permitted, the Company retroactively applied the fair value based method to all employee stock options granted on or after November 1, 2001 and prior to November 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has increased opening deficit at November 1, 2004 by $4,520,000, and contributed surplus by the same amount. The fair value of options granted are now expensed in the financial statements in accordance with the standard previously described by charging stock-based compensation and increasing contributed surplus. On the exercise of stock options, cash received is credited to share capital and the amount previously charged to contributed surplus is credited to share capital.

(n) Equity obligations:

The Company accounts for its obligation to issue warrants under the Technology Partnerships Canada ("TPC") program as a charge to research and development expense and an accrual to shareholders' equity. In accordance with revised Canadian standards for accounting for the settlement of financial obligations with the future issuance of equity instruments, the Company accounted for its obligation to TPC as a financial liability effective November 1, 2004. Since that date the Company is required to account for the obligation to TPC as debt rather than equity in share capital as was the previous accounting treatment. If the warrants, which have a fair value of $5 million, are exercised, this obligation would be treated again as equity and shown as share capital. This change has been applied retroactively with the restatement of prior period financial statements for comparative purposes.

(o) Deferred stock units:

In 2005, the Company's Board of Directors approved the establishment of a deferred stock unit plan for certain designated employees and directors. Under the plan, deferred stock units are payable in cash upon the occurrence of certain specified events and are expensed on the date of grant as compensation expense and recorded as an accrued liability based on the previous ten trading day weighted average market value of the Company's common shares on that date. The expense and the related liability are adjusted to reflect changes in the previous ten trading day weighted average market value of the common shares.

(p) Comparative information:

Certain comparative information has been restated to conform with the current year's presentation.

4. INVENTORIES:

	2005	2004
Parts and sub-assemblies	$ 1,258	$ 884
Work-in-progress	789	211
Finished goods	1,137	2,183
	$ 3,184	$ 3,278



5. PROPERTY, PLANT AND EQUIPMENT:

October 31, 2005	Cost	Accumulated amortization	Net book value
Machinery and business equipment	$ 2,284	$ 1,793	$ 491
Computer software and equipment	3,206	2,794	412
Furniture and fixtures	1,229	1,176	53
Vehicles	14	12	2
Land	15	–	15
Building	440	103	337
	$ 7,187	$ 5,877	$ 1,310

October 31, 2004	Cost	Accumulated amortization	Net book value
Machinery and business equipment	$ 2,041	$ 1,537	$ 504
Computer software and equipment	3,037	2,613	424
Furniture and fixtures	1,225	1,011	214
Vehicles	14	12	2
Land	2,545	–	2,545
Buildings	8,665	233	8,432
	$ 17,527	$ 5,406	$ 12,121

At October 31, 2005 property, plant and equipment included assets under capital leases with a cost of $189,000, accumulated amortization of $29,000 and a net book value of $160,000.

Effective March 22, 2004 the Company purchased their head office building in Calgary for $13.35 million. The portion of the purchase allocated to land was $2.53 million. The building was purchased with cash and financed by a mortgage of $8 million. The balance of cost of excess space of $2.872 million was applied as a credit against the property and the net book value of tenant improvements of $220,000 incurred by the Company relating to the building when the Company was a tenant was added to the cost of the property. The Company had also provided, as additional security for the mortgage, cash on deposit of $775,000.

In April 2005 the Company sold its head office building in Calgary for $11.8 million, net of selling costs of $380,000. The proceeds of the sale were used to repay the mortgage balance of $7.8 million and the debt repayment removed the restrictions on cash of $775,000. As part of the sale arrangement, the Company committed to a seven-year lease on approximately 35,000 square feet at market rates with the purchaser of the building for a total commitment over the term of the lease of approximately $3.4 million. A lease deposit of $350,000 was required as part of the lease agreement. The gain on the sale of approximately $1.2M is being recognized over the term of the operating lease, in accordance with Canadian generally accepted accounting principles.

6. TRADEMARKS, PATENTS AND LICENSES:

October 31, 2005	Cost	Accumulated amortization	Net book value
Trademarks	$ 75	$ 25	$ 49
Patents and licenses	10,927	917	10,010
	$ 11,002	$ 943	$ 10,059

October 31, 2004	Cost	Accumulated amortization	Net book value
Trademarks	$ 75	$ 21	$ 54
Patents and licenses	10,825	367	10,458
	$ 10,900	$ 388	$ 10,512

On May 21, 2004 the Company acquired 17 US patents and patent applications, including their foreign counterparts for cash, share consideration and ongoing royalties as described below.

Under the terms of the purchase agreement, Wi-LAN paid approximately $5.34 million and issued 1,933,100 special warrants, which were each exercised into one Wi-LAN common share for no further consideration. The related shares were subject to certain time-based escrow release provisions, which expired on delivery of the final escrowed share certificate on February 14, 2005. The fair value of the related Wi-LAN common shares at the date of purchase was $2.57 per share, or $4.97 million (note 10). Under agreed price protection provisions, more or less shares may be issued to the vendor depending upon the market price of the Company's common shares. Wi-LAN will pay the vendor a royalty in the range of 5% to 15%, depending on quantities, timing and other factors, of any royalty revenue that it receives from the purchased patents for a five-year period commencing on the date of purchase. Wi-LAN has granted the vendor a fixed security interest in certain of the acquired patents, on account of Wi-LAN's obligation to pay royalties.

As at October 31, 2005, Wi-LAN had issued an additional 463,835 common shares to Ensemble Communications Inc. at prices ranging from $1.33 to $1.85 per share under the price protection provisions of the agreement. The value of shares issued on May 21, 2004 has been reduced by approximately $697,000, the estimated fair value of these additional shares.

7. LONG-TERM INVESTMENTS:

The following summarizes the Company's long-term portfolio investments, none of which represent more than a 10% interest in the subject companies noted:

October 31, 2004	Book value	Market value
Cell-Loc Location Technologies Inc.	$ 29	$ 46
Capitol Energy Resources Ltd.	109	160
Interwave Communications International Ltd.	–	8
NTG Clarity Networks Inc.	23	23
Wi-Comm Communications Equipment Co. Ltd. Joint Venture	62	N/A
Afar Communications Inc.	8	N/A
	$ 231	$ N/A

No book value of the Company's long-term investment portfolio remained as at October 31, 2005. The market values of the investments in Cell-Loc Location Technologies Inc., Capitol Energy Resources Ltd., Interwave Communications International Ltd., and NTG Clarity Networks Inc. are based on trading activity. The market value of these investments may differ from the realizable value due to the liquidity of such shares. The Cell-Loc Location Technologies Inc., Capitol Energy Resources Ltd., Interwave Communications International Ltd. and NTG Clarity Networks Inc. shares were sold in 2005. Wi-Comm Communications Equipment Co. Ltd. and Afar Communications Inc. are private companies and their market values, although estimated by the Company for impairment purposes, are not stated herein.

The Company periodically reviews the carrying value of its portfolio investments. Write-downs of $70,000 in 2005 ($Nil in 2004) to net realizable value were recorded as it was determined that the carrying value of certain investments had a decline that was other than temporary and recovery, given present conditions, of the book value of the investments is unlikely.

8. CAPITAL LEASE OBLIGATIONS:

The Company leases equipment under capital leases expiring in December 2007. As at October 31, 2005, the future minimum lease payments under capital leases were as follows:

2006	$ 74
2007	74
2008	11
	159
Less amount representing interest at approximately 12.9%	18
	141
Less current portion	61
	$ 80

Interest expense on capital lease obligations or the year ended October 31, 2005 is $14,000 (2004 - $Nil).

9. LONG-TERM DEBT AND LINES OF CREDIT:

(a) Long-term debt:

The mortgage in the amount of $8 million entered into in March 2004 was secured by the Company's Calgary head office building. The term of the mortgage was five years at an interest rate floating at 1.25% above the prime lending rate (5.50% as at October 31, 2004). The interest rate could have been fixed at any time during the term of the mortgage at the Government of Canada Bond rate plus 2%. The mortgage was repaid in April 2005 as part of the sale of the property.

(b) Line of credit:

The Company has a credit facility with a Canadian commercial bank secured by cash to cover up to $50,000 in Letters of Credit. As at October 31, 2005 $50,000 (2004 - $50,000) in a Letter of Credit was outstanding.



10. SHARE CAPITAL:

(a) Authorized:

Unlimited number of voting common shares.

6,350.9 of special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. No preferred shares are issued or outstanding.

(b) Issued and outstanding:

	Common Shares	
	Number	Amount
Balance, October 31, 2003	38,379,689	$ 174,549
Issued for cash	1,067,546	4,167
Issued on the purchase of Ensemble patents	1,933,100	4,968
Issued under Ensemble agreement price protection provisions	99,841	176
Share price adjustment (note 6)	-	(176)
Share issue costs	-	(53)
Exercise of stock options	338,240	689
Stock-based compensation	-	259
Technology non-recoverable research and development	-	254
Balance, October 31, 2004	41,818,416	184,833
Issued under Ensemble agreement price protection provisions	363,994	521
Share price adjustment (note 6)	-	(521)
Exercise of stock options	46,774	56
Transfer from contributed surplus on options exercised	-	32
Balance, October 31, 2005	42,229,184	$ 184,921

Stock-based compensation, included in operating expenses, consisted of stock options issued to contract personnel and warrants issued under research and development contracts for non-recoverable research and development expenses. These stock options were valued using the Black-Scholes option pricing model for estimating the fair value of the stock options issued using the assumptions stated in note 10(e).

Under an agreement signed on March 31, 2003 and effective November 1, 2002, with the Government of Canada's Technology Partnerships Canada ("TPC") program, the Company is eligible to receive conditionally repayable research and development funding amounting to a maximum of $8.8 million to support the development of next-generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of $12.2 million is to be repaid based on a rate of 1.24% of annual sales in excess of $30 million, commencing February 1, 2007.

In addition, the TPC is to receive warrants having a fair value of $5 million measured on the date of issuance, no later than June 30, 2006, using the Black-Scholes pricing model and exercisable for a five-year term, subject to regulatory approvals. If the regulatory authorities do not approve the warrants, the Company is obligated to repay $5 million with interest effective June 30, 2006. The Company is accruing its obligation to issue the warrants based on a proration of its expected claims for funding under the agreement. An amount of $.84 million (2004 - $1.38 million) has been charged to research and development expense and the credit has been recorded as a liability. Since inception of the agreement, the Company has accrued $4.5 million of its obligation to issue the warrants.

The Company may be offside pursuant to certain covenants in their agreement with TPC. The Company and TPC are in discussions to determine if non-compliance has occurred and are



working to remedy the situation. The Company has reflected in their accounts receivable an amount that is net of any penalties that may be assessed.

The Company has received $1.75 million and accrued $.62 million (2004 – received $1.31 million and accrued $.95 million) from TPC and has recorded those amounts as a reduction of research and development expenses. Since inception of the agreement, the Company has received or accrued $6.89 million.

(c) Share purchase warrants:
Share purchase warrants issued and outstanding in conjunction with financings described in 10(d) and in the normal course of business are as follows:

	Number of Warrants Outstanding	Price/Share		
		Price Range		Weighted Average
Outstanding at October 31, 2003	4,476,500	$ 1.85	$ 5.25	$ 4.05
Issued	125,000	3.15	3.15	3.15
Exercised	(864,109)	3.10	4.25	4.04
Expired	(15,691)	4.25	4.25	4.25
Outstanding at October 31, 2004	3,721,700	1.85	5.25	4.02
Expired	(3,699,312)	1.85	5.25	4.03
Outstanding at October 31, 2005	**22,388**	**$ 3.35**	**$ 3.35**	**$ 3.35**

The warrants outstanding at October 31, 2005 have expiry dates ranging from October 29, 2006 to December 29, 2006.

(d) Financings and underwriters' options:
On February 14, 2002 the Company issued 1,530,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant of the Company entitled the holder to acquire one common share of the Company at an exercise price of $4.25 at any time on or before February 14, 2004. Concurrent with this offering, the Company issued to its underwriters' options to acquire 153,000 units at an exercise price of $3.40 per unit at any time on or before February 14, 2004 equating to 229,500 common shares. Options to acquire 153,000 units and 9,562 common shares were exercised prior to the February 14, 2004 expiry date.

On August 13, 2003 the Company issued 3,910,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitled the holder to acquire one common share of the Company at an exercise price of $3.10 per share at any time on or before August 13, 2005. All warrants expired unexercised. Concurrent with this offering, the Company issued to its underwriters' options to acquire 391,000 units at an exercise price of $2.95 per unit at any time on or before August 13, 2005 equating to 586,500 common shares. Options to acquire 60,000 units were exercised prior to the August 13, 2005 expiry date.

On October 29, 2003 the Company issued 3,335,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $5.25 per share at any time on or before April 29, 2005. All warrants expired unexercised. Concurrent with this offering, the Company issued to its underwriters' options to acquire 333,500 units at an exercise price of $4.41 per unit at any time on or before April 29, 2005 equating to 500,250 common shares. No options were exercised prior to the April 29, 2005 expiry date.



Option activity relating to options issued to underwriters' to acquire common shares was as follows (all exercisable):

	Number of Options Outstanding	Price/Share Price Range		Weighted Average
Outstanding at October 31, 2003	1,297,125	$ 2.95	$ 5.25	$ 3.77
Exercised	(203,437)	2.95	4.25	3.31
Outstanding at October 31, 2004	1,093,688	2.95	5.25	3.85
Expired	(1,093,688)	2.95	5.25	3.85
Outstanding at October 31, 2005	–	$ –	$ –	$ –

(e) Stock options:

The Company has a stock option plan for directors, officers, employees and consultants. The Company is authorized to issue options under the plan to acquire up to 10% of the outstanding common shares of the Company.

Options granted during the year have a weighted average fair value of $.55 (2004 - $1.60) per share. Options vest at various times and in varying amounts ranging from immediate vesting of all options to 25% of the options vesting on the third anniversary of the option grant date. Employee stock options have a term of five years.

The Company uses the Black-Scholes model for estimating the fair value of stock options issued, with the following weighted average assumptions:

	2005	2004
Risk free interest rate	5%	5%
Volatility	57%	68%
Expected option life (in years) – less than 50,000 options	3.0	3.0
Expected option life (in years) – greater than 50,000 options	4.0	4.0
Dividend yield	0%	0%

The option activity during the periods indicated is as follows:

	Number of options outstanding	Price/Share Price Range		Price/Share Weighted Average	Exercisable Options Number	Exercisable Options Weighted Average
Outstanding at October 31, 2003	3,415,982	$ 0.97	$ 45.80	$ 3.93	2,652,133	$ 4.15
Granted	439,904	1.65	5.08	3.19		
Exercised	(338,240)	1.00	4.12	2.02		
Cancelled	(128,541)	1.00	14.45	4.87		
Outstanding at October 31, 2004	3,389,105	1.00	45.80	3.81	2,916,061	$ 4.19
Granted	1,020,450	0.72	1.60	1.31		
Exercised	(46,774)	1.00	2.92	1.18		
Cancelled	(1,116,588)	1.00	14.45	4.87		
Outstanding at October 31, 2005	**3,246,193**	**$ 0.72**	**$ 45.80**	**$ 2.58**	**2,953,422**	**$ 2.64**

For various price ranges, weighted average characteristics of outstanding employee stock options at October 31, 2005, which expire between November 30, 2005 and October 17, 2010, were as follows:



Range of Exercise Prices		Outstanding Stock Options at Oct 31, 2005	Remaining Term of Option in Years	Weighted Average	Exercisable Stock Options at Oct 31, 2005	Weighted Average
$ 0.75	$ 0.99	197,825	4.71	$ 0.91	124,113	$ 0.93
1.00	1.07	158,650	2.19	1.00	148,400	1.00
1.20	1.38	614,250	4.01	1.37	611,550	1.37
1.39	1.68	484,081	3.50	1.51	371,525	1.49
1.72	2.77	284,850	2.55	2.13	262,363	2.12
2.80	3.13	142,377	2.78	2.99	116,343	2.99
3.20	3.42	451,225	1.27	3.42	445,863	3.42
3.44	3.61	458,525	2.87	3.61	445,725	3.61
3.78	4.61	283,000	2.79	4.32	261,632	4.35
4.65	45.80	171,410	0.62	5.85	165,908	5.88
		3,246,193		$ 2.58	2,953,422	$ 2.64

(f) Deferred stock unit plan:

In 2005 the Company granted 780,990 deferred stock units to designated employees and directors. The expense and the related liability are adjusted to reflect changes in the market value of the common shares. As at October 31, 2005 the Company had outstanding 779,990 deferred stock units and in 2005 had accrued and expensed $718,000 under the plan.

(g) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of common shares outstanding of 42.1 million (2004 – 40.3 million). The diluted per share amounts are not presented separately as the result would be anti-dilutive.

11. SUPPLEMENTAL CASH FLOW INFORMATION:

Cash interest paid in 2005 was $371,000 (2004 - $344,000). Cash interest received in 2005 was $176,000 (2004 - $369,000). Cash taxes paid in 2005 was $17,000 (2004 – $86,000).

12. COMMITMENTS AND CONTINGENCIES:

(a) In September 2002 the Company, its former Executive Chairman, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that any claim against Wi-LAN is without merit. The Company is vigorously defending the action and has filed a Statement of Defense and has also filed a counterclaim against the claimants. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in these statements.

In a related action, in October 2005 the Company won an appeal against its insurance company, wherein the Court of Appeal reversed a trial judgment and declared that Wi-LAN's insurance company has a duty to defend in the above stated actions pursuant to the terms of a directors' and officers' liability insurance policy.

(b) In August 2002, the Company signed an agreement with a major application specific integrated circuit ("ASIC") manufacturer that commits Wi-LAN to purchase $2.1 million of ASIC's if the manufacturer or the Company is not able to find purchasers for $3.8 million of ASIC's. This agreement was amended in March 2004 and the commitment date to purchase ASIC's was extended from July 2005 to two years from the date the ASIC is completed and put into com-



mercial production (estimated to be April 2007). As at October 31, 2005 and 2004 no liability has been accrued with respect to this commitment and the amount of ASIC's to be purchased is indeterminable.

(c) In June 2004, the Company commenced a legal action in Canada for patent infringement against Cisco Systems Inc., for producing and selling IEEE standard 802.11a/g devices without a license from Wi-LAN. Wi-LAN is seeking compensation for use of its intellectual property as well as punitive damages. Cisco Systems Inc. has filed a Statement of Defence denying any wrong-doing and a Counterclaim against Wi-LAN seeking a judgment to have Wi-LAN's OFDM patent declared invalid. They are also seeking costs of the Counterclaim plus Goods and Services Tax, and such further and other relief as the Court finds just. The amount of costs being claimed are undetermined at this time and will only be ascertained if Cisco Systems Inc. is successful in their Counterclaim and therefore, as at October 31, 2005 and 2004, no liability has been accrued with respect to this Counterclaim. Subsequent to October 31, 2005 the Company resolved the outstanding lawsuit with Cisco Systems Inc. (note 16(a)).

(d) In August 2001, the Company was served with a Statement of Claim for alleged breach of a patent license and technology transfer agreement. The Company maintains that it has made all payments under the agreement and has filed a Statement of Defence to defend against this action. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in these statements.

(e) In June 2005, the Company was served with a lawsuit for alleged defective products. Wi-LAN's sole responsibility under the contract is to repair or replace defective products, which it did. Wi-LAN believes that the lawsuit is frivolous and without merit and it will vigorously defend it. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in these statements.

13. INCOME TAXES:

A reconciliation of the expected income tax benefit to the actual income tax expense (benefit) reported in the consolidated statements of operations is as follows:

	2005	2004
Computed "expected" income tax benefit at Canadian statutory income tax rate of 33.62% (2004 – 34.37%)	$ (8,665)	$ (2,402)
Foreign tax rate differential	1	(2)
Other permanent differences	2,725	651
Benefit of future tax assets not recognized	5,939	1,753
Large corporations tax	4	60
Actual income tax expense	$ 4	$ 60

The income tax effects of the temporary differences that give rise to significant portions of the Company's future tax assets, are presented below by tax jurisdiction:

	2005			2004
	Canada	US	Total	Total
Long-term investments	$ 1,222	$ –	$ 1,222	$ 1,483
Accounts payable	710	–	710	162
Capital assets and intangibles amortization	2,304	–	2,304	2,657
Loss carry-forwards	30,564	592	31,156	26,580
Development expenses carry-forward	5,515	–	5,515	5,515
Share issue costs	394	–	394	747
Other	2	–	2	3
Gross future tax asset	40,711	592	41,303	37,147
Less: valuation allowance	(40,711)	(592)	(41,303)	(37,147)
Net future tax	$ –	$ –	$ –	$ –

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the future tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the deductible differences.

At October 31, 2005 the Company had non-capital losses for income tax purposes of approximately $77,830,000 that expire in various amounts from 2006 to 2015. The Company has capital losses of approximately $26,150,000 with an unlimited carry forward period. The Company also has research and development tax deductions of approximately $16,400,000 with an unlimited carryforward period. No recognition for the benefit of the tax loss carryforwards or the research and development tax deductions has been made in the financial statements.

14. SEGMENTED INFORMATION AND EXPORT SALES:

The Company operates in one industry being the development, manufacture and sale, licensing of products and technology and engineering services for wireless and wireline communications. The Company evaluates performance as one entity. Substantially all of the Company's assets are located in Canada.

	2005	2004
Revenue by Geographic Region:		
Americas	$ 12,142	$ 13,407
Europe Middle East and Africa	6,541	8,674
Asia Pacific	7,061	3,255
Total	$ 25,744	$ 25,336


442

	2005	2004
Revenue by Product Category:		
W-OFDM	$ 5,927	$ 6,604
Other data radios	15,399	14,370
Antennas	3,974	4,032
License, technology and engineering services	444	330
Total	$ 25,744	$ 25,336

During 2005 the Company had two customers whose purchases equaled 26% of total product revenue and individually, were greater than 10% of total sales of the Company.

15. FINANCIAL INSTRUMENTS:

The carrying values of cash and cash equivalents, accounts receivable, lines of credit, capital leases, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The fair value of long-term debt approximated carrying value as the terms of the debt were similar to that available in the market as at October 31, 2004.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents, restricted cash and trade accounts receivable. The Company's cash and cash equivalents is held on deposit in demand or money market accounts with commercial banks.

Trade accounts receivable arise from the sale of products to long distance carriers, wireless service providers, and resellers/integrators in the telecommunications industry, domestically and internationally. Generally, the Company extends unsecured credit to its customers on trade receivables, but believes that its credit evaluation process mitigates credit risks.

16. SUBSEQUENT EVENTS:

(a) On December 2, 2005 the Company signed an agreement with Cisco Systems Inc. in which the companies have agreed to terminate all legal actions pending between them (note 12(c)). Under the agreement, Cisco Systems Inc. purchased from Wi-LAN several issued and pending patents relating to WiMAX and antenna technology, and has granted Wi-LAN a license to use these patents in its products. As part of the agreement, Cisco Systems Inc. also received a license to Wi-LAN's patent portfolio. Upon closing, which management expects to occur prior to December 31, 2005, the Company is to receive US$10 million and expects to incur associated costs of approximately US$1 million.

(b) On December 5, 2005 the Company signed a term sheet to enter into an agreement to borrow up to $2 million for a term of up to 4 months with interest only payments based on an interest rate of 2% per month until maturity. The term sheet also requires the payment of a 3% commitment fee. The debt will be secured by a promissory note, a general security agreement covering all assets of the Company and an assignment of proceeds from the settlement agreement noted in (a) above, financings and sales of assets.

(c) On January 26, 2006 the Board of Directors of the Company resolved to take the necessary steps to exit the existing product sales business (subsequently called the product division) in an orderly manner, minimizing costs where possible while continuing to maximize the value of the disposition.

In 2005 the product sales business revenues were $25,300,000 (2004 - $25,006,000).



MANAGEMENT'S REPORT

The financial statements of Wi-LAN and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These financial statements have been prepared by Management in accordance with generally accepted accounting principles and include some amounts that are based on Management's best estimates using careful judgment. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that financial information is relevant and accurate and that assets are safeguarded. Management recognizes its responsibility for conducting the Company's affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information through its Audit Committee, which consists solely of outside directors.

This committee's role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors, with and without the Company's Management, to review their audit plan and discuss the results of their examinations.

KPMG LLP has audited the financial statements in accordance with generally accepted auditing standards. KPMG LLP are the external auditors who were appointed by the shareholders. KPMG LLP have full and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company's financial reporting.

Dr. Sayed-Amr (Sisso) El-Hamamsy
President and CEO

Keith Bittner
Acting Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Wi-LAN Inc. as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
December 13, 2004

CONSOLIDATED BALANCE SHEETS

Wi-LAN Inc.
(in thousands of Canadian dollars)

As at October 31,		2004		2003
ASSETS				
Current assets:				
Cash and cash equivalents	$	13,768	$	27,553
Accounts receivable		6,837		5,518
Inventories (Notes 4 and 11)		3,278		2,447
Prepaid expenses and deposits		348		178
		24,231		35,696
Restricted cash (Note 5)		775		-
Property, plant and equipment (Note 5)		12,121		2,007
Long-term investments (Note 7)		231		231
Trademarks, patents and licences (Note 6)		10,512		385
Goodwill		6,364		6,364
	$	54,234	$	44,683
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	6,270	$	5,658
Deferred revenue		66		298
Warranty liabilities		214		186
Cost of excess space		–		851
Capital lease obligation		–		96
Current portion of long-term debt (Note 9)		349		–
		6,899		7,089
Cost of excess space		–		2,352
Deferred revenue		80		138
Warranty liabilities		267		224
Long-term debt (Note 9)		7,493		–
Shareholders' equity:				
Share capital (Note 10)		188,498		176,834
Contributed surplus		400		400
Deficit		(149,403)		(142,354)
		39,495		34,880
Commitments and contingencies (Note 10(b) and 15)				
	$	54,234	$	44,683

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Dr. Hatim Zaghloul
Director

Charles Hotzel
Director


445

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Wi-LAN Inc.

(in thousands of Canadian dollars except per share amounts)

Years ended October 31,	2004	2003
Revenue:		
Product	$ 25,006	$ 26,627
License, technology and engineering services	330	235
	25,336	26,862
Cost of product sales (Note 11)	13,010	13,767
	12,326	13,095
Expenses:		
Sales and marketing	6,135	5,423
Research and development (Note 10(b))	6,987	4,582
Operations	2,292	2,073
General and administrative (Note 12)	2,990	2,933
Interest on long-term debt	227	–
Depreciation and amortization	1,070	1,219
Operations consolidation costs (Note 13)	–	770
	19,701	17,000
Operating loss before the following	(7,375)	(3,905)
Impairment of investments (Note 7)	–	(350)
Interest and bank charges	(117)	(63)
Interest income	384	126
Gains on disposal	–	64
Other income	351	78
Foreign exchange loss	(232)	(491)
Net loss before tax	(6,989)	(4,541)
Income taxes (Note 16)	(60)	(65)
Net loss	(7,049)	(4,606)
Deficit, beginning of year	(142,354)	(137,748)
Deficit, end of year	$ (149,403)	$ (142,354)
Loss per share – basic and diluted	$ (0.17)	$ (0.15)

See accompanying notes to consolidated financial statements.


446

CONSOLIDATED STATEMENT OF CASH FLOWS

Wi-LAN Inc.

(in thousands of Canadian dollars except per share amounts)

Years ended October 31,	2004	2003
Cash provided by (used in):		
Operations:		
Net loss from operations	$ (7,049)	$ (4,606)
Items not involving cash:		
Depreciation and amortization	1,070	1,219
Loss on impairment of investments	–	350
Cost of excess space	(255)	(466)
Fair value of warrants and options issued to Technology Partnership Canada (Note 10(b))	1,380	2,285
Fair value of warrants and options issued (Note 10 (b))	513	124
Gain on disposals of long-term investments	–	(61)
Gain on disposal of equipment	–	(3)
Unrealized losses on foreign exchange and other	–	44
	(4,341)	(1,114)
Change in non-cash operating working capital balances:		
Accounts receivable	(1,319)	(1,006)
Inventories	(831)	1,654
Prepaid expenses and deposits	(170)	201
Accounts payable and accrued liabilities	612	(81)
Deferred revenue	(290)	265
Cost of excess space	(76)	(273)
Warranty liabilities	71	94
	(6,344)	(260)
Financing:		
Share capital issued for cash	4,167	24,518
Share capital issued for cash on exercise of stock options	689	486
Share issue costs	(53)	(2,567)
Long-term debt	8,000	–
Payments against long-term debt	(158)	–
Restricted cash	(775)	–
Capital lease payments	(96)	(215)
	11,774	22,222
Investments:		
Purchase of property and equipment	(13,803)	(61)
Purchase of trademarks, patents and licenses	(5,412)	(5)
Long-term investments	–	(70)
Proceeds from disposal of long-term investment	–	135
Proceeds from disposal of equipment	–	6
	(19,215)	5
	(13,785)	21,967
Cash and cash equivalents, beginning of year	27,553	5,586
Cash and cash equivalents, end of year	$ 13,768	$ 27,553

Cash and cash equivalents consists of cash on hand, balances with banks and short-term deposits.

See accompanying notes to consolidated financial statements including Note 14 – Supplemental cash flow information.


447

Wi-LAN Inc.

1. Nature of operations

Wi-LAN Inc., (the "Company") is incorporated under the Business Corporations Act (Alberta), Canada. Its principal business activities include the research and development, manufacturing, marketing and selling of high-speed wireless data communications products and development and licensing of intellectual property.

2. Significant accounting policies

The financial statements are stated in Canadian dollars and have been prepared using the historical cost basis in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized below.

The amounts recorded for allowance for doubtful accounts, inventory valuation allowance, sales returns, discounts and allowances, goodwill valuation, warranty provision, valuation of long-term investments, amortization periods of intangible assets, estimated useful life of property, plant and equipment, estimated future tax, and provisions for certain contingent liabilities are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in estimates in future periods could be significant.

(a) Consolidation and long-term investments:
The consolidated financial statements include the accounts of Wi-LAN Inc. and its wholly-owned subsidiaries. The Company's interest in Wi-Comm Communications Equipment Co. Ltd. joint venture, prior to October 31, 2003, is accounted for using the proportionate consolidation method of accounting whereby Wi-LAN's 20% pro-rata share of the assets, liabilities, revenues and expenses of the joint venture are included on a line-by-line basis with similar items in the financial statements. As a result of the Company's release of joint control, its investment in the assets and liabilities of Wi-Comm at October 31, 2003 has been de-consolidated.

All material inter-company transactions have been eliminated. Investments subject to significant influence are accounted for by the equity method. Investments in companies that are not subject to significant influence or control are accounted for by the cost method.

(b) Revenue recognition:
The Company recognizes revenue when an agreement has been signed with the customer, the product has been shipped and collection is probable.

For product sales, these conditions normally are achieved when products are shipped. The Company estimates and records provisions for sales returns, discounts and allowances in the period the sale is reported, based on experience and other relevant factors. Certain of the Company's contractual arrangements allow for limited right of return. The Company has provided an allowance for expected sales returns, discounts, and allowances related to these customers based on the historical return rates and expected future returns of sales to these customers. The amounts of sales discounts, returns, and allowances ultimately incurred could differ in the near term from the allowances recorded in these financial statements.



Revenue from licensing of technology and engineering services is recognized when the Company has completed or fulfilled the terms of the licensing or engineering services agreement including delivery, acceptance, and any elements that are essential to the functionality of the technology.

(c) Cash and cash equivalents:

Cash and cash equivalents are comprised of term deposits and other short-term investments with original maturities of three months or less.

(d) Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of foreign subsidiaries and joint ventures. Transactions in foreign currencies are translated at the rate in effect at the time of the transaction. Resulting unrealized gains or losses on translation of foreign currency amounts are charged to income.

(e) Inventories:

Parts and sub-assembly inventory is stated at the lower of cost, on a first-in, first-out basis, and net realizable value. Inventories of finished goods and work-in-progress are stated at the lower of average cost and net realizable value. A valuation allowance is established for inventories based on a review of the composition, quantity, and expected future usage or sales of inventories including expected sales prices.

(f) Property, plant and equipment:

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on the straight line method over the estimated useful lives of the assets as follows:

	Estimated Life
Machinery and business equipment	3-7 years
Computer software and equipment	3-5 years
Furniture and fixtures	5-7 years
Leasehold improvements	15 years
Vehicles	3 years
Buildings	20-40 years

(g) Goodwill and intangible assets:

Intangible assets with finite lives, being trademarks, patents and licenses, are amortized over their useful lives with an annual review of the amortization method and life. Patents are being amortized straight-line over a period ranging from sixteen to twenty years. The useful life of trademarks was adjusted from twenty years to fifteen years for the year ended October 31, 2003. The carrying value of intangible assets is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. If there are indications that the carrying value is impaired, the Company compares the carrying value of its intangible assets to the estimated undiscounted cash flow generated from those assets. If this assessment indicates that the carrying value of the asset may not be recoverable, the carrying value is then compared to the estimated fair value of the intangible assets. Any impairment identified through this assessment will require that the carrying value of related intangible assets be written down to their estimated fair value.

Goodwill is not amortized and is tested annually for impairment. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value. If the carrying amount exceeds the fair value, the goodwill is written down to fair value with a charge to earnings. In 2004 and 2003, an impairment test was performed on goodwill and intangible assets and no impairment of carrying values was identified.


A49

(h) Research and development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred except if the product is defined and the costs attributable thereto can be identified, the future market for the product is defined and there exists adequate resources to complete the project. The Company has expensed all research and development costs incurred to date.

(i) Government assistance:

The Company is eligible for government assistance for certain research and development costs (see Note 10 (b)). Government assistance relating to these research and development costs is recorded as a reduction of current year expenses when the related costs are incurred and when there is reasonable assurance that the Company has complied with, and will continue to comply with, all of the conditions necessary to obtain the grants.

(j) Warranty accrual:

The Company warrants certain of its products against defects in design, materials, and workmanship for periods ranging from one to three years. A provision for estimated future costs relating to warranty expense is recorded when the products are delivered based on historical claims and projected future experience.

Certain of the Company's product lines have been recently introduced to market and therefore limited historical data has been available on which to base estimates of future returns for warranty repairs. The Company has provided for warranty expense related to these new products based on the historical return rates and repair costs of established product lines, as well as recent and expected return rates and repair costs of these new products. The amount of warranty expense ultimately incurred could differ in the near term from the amount accrued in these financial statements.

(k) Income taxes:

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

(l) Per share amounts:

Per share amounts are calculated based on the weighted average number of shares issued and outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method all options and warrants whose exercise price is less than or equal to the daily weighted average share price for the period to date are considered outstanding and all such options and warrants are deemed converted at the average share price for the period.

(m) Stock-based compensation:

The estimated fair value of stock options granted to third parties is expensed in the period which the related services are delivered. The fair value is estimated using the Black-Scholes option pricing model. No compensation expense is recognized when stock options are issued to employees and directors.

Beginning November 1, 2004 the Company will adopt the new Canadian standards for accounting for stock-based compensation granted to employees. Under these new requirements, the Company will measure the fair value of all instruments issued to employees and directors and recognize the resulting compensation expense over the period of related service, usually the vesting period of the equity instrument awarded. As permitted by the transitional rules contained in the new requirements, the Company will adopt this change in accounting policy retroactively without restatement of comparative year amounts.



(n) Equity obligations:

The Company accounts for its obligation to issue warrants under the Technology Partnerships Canada ("TPC") program as a charge to research and development expense and an accrual to shareholders' equity. In accordance with revised Canadian standards for accounting for the settlement of financial obligations with the future issuance of equity instruments, the Company will account for its obligation to TPC as a financial liability effective November 1, 2004.

(o) Comparative information:

Certain comparative information for 2003 has been restated to conform with the current year's presentation.

3. Investment in Wi-Comm Communications Equipment Co. Ltd

In October 2001, Wi-LAN entered into a joint venture agreement with a 20% participation in a joint venture named Wi-Comm Communications Equipment Co. Ltd. ("Wi-Comm"). The purpose of the joint venture was to design, manufacture and sell wireless data products and provide after-sale repair service, principally in the People's Republic of China. No activity had taken place in the joint venture until April 2002 when the joint venture partners contributed equity into the joint venture and the joint venture made a payment to Wi-LAN as part of a Technology Transfer Agreement. On October 31, 2003, the Company gave up its joint control in return for an option to buy back into the joint venture at a later date or possibly receive future equity in a Chinese company if that company were to go public. Accordingly, the investment in Wi-Comm was de-consolidated at October 31, 2003 and is recorded at cost. As a result of the de-consolidation, licensing revenue of $143,000 previously deferred was recognized in income during 2003.

No assets and liabilities of the joint venture are included in the consolidated balance sheets as at October 31, 2004 and 2003.

The consolidated statement of operations and deficit includes the following results of operations of the joint venture for 2003:

(in thousands of Canadian dollars)	2003
Sales	$ 198
Cost of sales	178
	20
Expenses:	
General and administrative	66
Operating loss before the following	(46)
Foreign exchange loss	(9)
Net loss	$ (55)

The cash flow of the joint venture for 2003 is as follows:

(in thousands of Canadian dollars)	2003
Cash provided by (used in):	
Operations	$ (55)
Investment in equipment	12
Decrease in cash	$ (43)



4. Inventories:

(in thousands of Canadian dollars)	2004	2003
Parts and sub-assemblies	$ 3,885	$ 4,754
Work-in-progress	211	250
Finished goods	2,882	2,614
	6,978	7,618
Valuation allowance (Note 11)	(3,700)	(5,171)
	$ 3,278	$ 2,447

5. Property, plant and equipment:

(in thousands of Canadian dollars) October 31, 2004	Cost	Accumulated depreciation and amortization	Net book value
Machinery and business equipment	$ 2,041	$ 1,537	$ 504
Computer software and equipment	3,037	2,613	424
Furniture and fixtures	1,225	1,011	214
Vehicles	14	12	2
Land	2,545	–	2,545
Buildings	8,665	233	8,432
	$ 17,527	$ 5,406	$ 12,121

(in thousands of Canadian dollars) October 31, 2003	Cost	Accumulated depreciation and amortization	Net book value
Machinery and business equipment	$ 2,040	$ 1,275	$ 765
Computer software and equipment	2,657	2,463	194
Furniture and fixtures	1,230	789	441
Leasehold improvements	287	59	228
Vehicles	14	11	3
Land	15	–	15
Building	427	66	361
	$ 6,670	$ 4,663	$ 2,007

At October 31, 2003 property, plant and equipment included assets under capital leases with a net book value of $192,000.

Effective March 22, 2004 the Company purchased their head office building in Calgary for $13.35 million. The portion of the purchase allocated to land was $2.53 million. The building was purchased with cash and financed by a mortgage of $8 million (Note 9). The balance of Cost of Excess Space of $2.872 million was applied as a credit against the property and the net book value of tenant improvements of $220,000 incurred by the Company relating to the building when the Company was a tenant has been added to the cost of the property. The Company has also provided, as additional security for the mortgage, cash on deposit of $775,000. This cash on deposit has been recorded as restricted cash.


A52

6. Trademarks, patents and licenses:

(in thousands of Canadian dollars) October 31, 2004	Cost	Accumulated amortization	Net book value
Trademarks	$ 75	$ 21	$ 54
Patents and licenses	10,825	367	10,458
	$ 10,900	$ 388	$ 10,512

(in thousands of Canadian dollars) October 31, 2003	Cost	Accumulated amortization	Net book value
Trademarks	$ 73	$ 16	$ 57
Patents and licenses	447	119	328
	$ 520	$ 135	$ 385

On May 21, 2004 the Company acquired, from Ensemble Communications Inc., a US based private company, 17 US patents and patent applications, including their foreign counterparts for cash, share consideration and ongoing royalties as described below.

Under the terms of the purchase agreement, Wi-LAN paid approximately $5.34 million and issued 1,933,100 special warrants, which were each exercised into one Wi-LAN common share for no further consideration. The related shares are subject to certain time-based escrow release provisions, which expire on delivery of the final escrowed share certificate on February 14, 2005. The fair value of the related Wi-LAN common shares at the date of purchase was $2.57 per share, or $4.97 million (Note 10). Under agreed price protection provisions, more or less shares may be issued to the vendor depending upon the market price of the Company's common shares. Wi-LAN will pay the vendor a royalty in the range of 5% to 15%, depending on quantities, timing and other factors, of any royalty revenue that it receives from the purchased patents for a five-year period commencing on the date of purchase. Wi-LAN has granted the vendor a fixed security interest in certain of the acquired patents, on account of Wi-LAN's obligation to pay royalties.

As at October 31, 2004, Wi-LAN has issued an additional 99,841 common shares to Ensemble Communications Inc. at prices ranging from $1.68 to $1.85 per share under the price protection provisions of the agreement. The value of shares issued on May 21, 2004 has been reduced by approximately $176,000, the estimated fair value of these additional shares.

7. Long-term investments:

The following summarizes the Company's long-term portfolio investments, none of which represent more than a 10% interest in the subject companies noted:

(in thousands of Canadian dollars) October 31, 2004	Book value	Market value
Cell-Loc Location Technologies Inc.	$ 29	$ 46
Capitol Energy Resources Ltd.	109	160
Interwave Communications International Ltd.	–	8
NTG Clarity Networks Inc.	23	23
Wi-Comm Communications Equipment Co. Ltd. Joint Venture	62	N/A
Afar Communications Inc.	8	N/A
	$ 231	$ N/A



(in thousands of Canadian dollars) October 31, 2003	Book value	Market value
Cell-Loc Inc.	$ 138	$ 325
Interwave Communications International Ltd.	–	9
NTG Clarity Networks Inc.	23	112
Wi-Comm Communications Equipment Co. Ltd. Joint Venture	62	N/A
Afar Communications Inc.	8	N/A
	$ 231	$ N/A

The market values of the investments in Cell-Loc Location Technologies Inc., Capitol Energy Resources Ltd., Cell-Loc Inc., Interwave Communications International Ltd., and NTG Clarity Networks Inc. are based on trading activity. Cell-Loc Inc. shares were exchanged during the year for shares in Cell-Loc Location Technologies Inc. and Capitol Energy Resources Ltd. The market value of these investments may differ from the realizable value due to the liquidity of such shares. Wi-Comm Communications Equipment Co. Ltd. and Afar Communications Inc. are private companies and their market values, although estimated by the Company for impairment purposes, are not stated herein.

The Company annually reviews the carrying value of its portfolio investments. Write-downs to net realizable value of $Nil (2003 - $350,000) were recorded as it was determined that the carrying value of certain investments had a decline that was other than temporary and recovery of the book value of the investments was unlikely.

8. Due to related parties and related party transactions:

No related party transaction occurred in the years ended October 31, 2004 and 2003 and as of October 31, 2004 and 2003 no amounts were due to or from related parties.

9. Long-term debt and lines of credit:

(a) Long-term debt

The mortgage in the amount of $8 million entered into in March 2004 is secured by the Company's Calgary head office building. The term of the mortgage is five years at an interest rate floating at 1.25% above the prime lending rate (5.50% as at October 31, 2004). The interest rate may be fixed at any time during the term of the mortgage at the Government of Canada Bond rate plus 2%. Payments of principal and interest of approximately $64,000 are made monthly based on a 15 year amortization of the principal.

Scheduled principal payments over the next five fiscal years, based on the interest rate at October 31, 2004, are as follows:

(in thousands of Canadian dollars)	
2005	$ 349
2006	368
2007	390
2008	412
2009 – to maturity	216

The Company intends to renew the mortgage after the initial term ends in 2009 at prevailing rates at which time the principal amount outstanding will be approximately $6,106,000.



(b) Line of credit:

The Company has a credit facility with a Canadian commercial bank secured by cash to cover up to $300,000 in Letters of Credit. As at October 31, 2004 $50,000 (2003 - $450,000) in a Letter of Credit was outstanding.

10. Share capital:

(a) Authorized:

Unlimited number of voting common shares.

6,350.9 of special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. No preferred shares are issued or outstanding.

(b) Issued and outstanding:

	Common Shares	
	Number	Amount (000s)
Balance, October 31, 2002	30,733,707	$ 151,988
Issued for cash	7,330,325	24,518
Share issue costs	-	(2,567)
Exercise of stock options	315,657	486
Stock-based compensation	-	82
Technology non-recoverable research and development	-	42
Balance, October 31, 2003	38,379,689	174,549
Issued for cash	1,067,546	4,167
Issued on the purchase of Ensemble patents	1,933,100	4,968
Issued under Ensemble agreement price protection provisions	99,841	176
Share price adjustment (Note 6)	-	(176)
Share issue costs	-	(53)
Exercise of stock options	338,240	689
Stock-based compensation	-	259
Technology non-recoverable research and development	-	254
Subtotal	41,818,416	184,833
Warrants to be issued to TPC - 2003	-	2,285
Warrants to be issued to TPC - 2004	-	1,380
Balance, October 31, 2004	**41,818,416**	**$ 188,498**

Stock-based compensation, included in operating expenses, consisted of stock options issued to contract personnel and warrants issued under research and development contracts for non-recoverable research and development expenses. These stock options were valued using the Black-Scholes option pricing model for estimating the fair value of the stock options issued using the assumptions stated in note 10 (e).

Under an agreement signed on March 31, 2003 and effective November 1, 2002, with the Government of Canada's Technology Partnerships Canada ("TPC") program, the Company is eligible to receive conditionally repayable research and development funding amounting to a maximum of $8.8 million to support the development of next-generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of $12.2 million was to be repaid based on a rate of 1.24% of annual sales in excess of $30 million, commencing November 1, 2005.

In addition, the TPC was to receive warrants having a fair value of $5 million measured on the date of issuance, no later than January 31, 2005, using the Black-Scholes option pricing model



and exercisable for a five-year term, subject to regulatory approvals. If the regulatory authorities did not approve the warrants, the Company was obligated to repay $5 million with interest effective January 31, 2005. The Company is accruing its obligation to issue the warrants based on a proration of its expected claims for funding under the agreement. An amount of $1.38 million (2003 - $2.28 million) has been charged to research and development expense and the credit has been recorded as share capital. Since inception of the agreement, the Company has accrued $3.66 million of its obligation to issue the warrants.

Effective May 20, 2004 the Company and the Government of Canada executed an amendment to the agreement. Under the terms of the amendment agreement, the period for making qualifying expenditures was extended from March 31, 2005 to June 30, 2006, and the repayment commences on February 1, 2007 instead of November 1, 2005. In addition, the Company's obligation to issue the $5 million of warrants, and the alternative obligation to repay $5 million with interest to TPC if regulatory approval for issuance of the warrants is not received, is to be no later than June 30, 2006 instead of no later than January 31, 2005.

During the year, the Company received or accrued $2.26 million (2003 - $2.17 million) from TPC and has recorded those amounts as a reduction of research and development expenses. Since inception of the agreement, the Company has received or accrued $4.43 million.

(c) Share purchase warrants:

Share purchase warrants issued and outstanding in conjunction with financings described in 10 (d) and in the normal course of business are as follows:

	Number of Warrants Outstanding	Price/Share		
		Price Range		Weighted Average
Outstanding at October 31, 2002	2,697,737	$ 1.85	$ 10.00	$ 7.83
Issued	3,644,888	3.10	5.25	4.09
Exercised	(66,200)	3.10	4.25	3.80
Expired	(1,799,925)	9.50	10.00	9.79
Outstanding at October 31, 2003	4,476,500	1.85	5.25	4.05
Issued	125,000	3.15	3.15	3.15
Exercised	(864,109)	3.10	4.25	4.04
Expired	(15,691)	4.25	4.25	4.25
Outstanding at October 31, 2004	**3,721,700**	**$ 1.85**	**$ 5.25**	**$ 4.02**

(d) Financings and underwriters' options:

On February 14, 2002 the Company issued 1,530,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant of the Company entitled the holder to acquire one common share of the Company at an exercise price of $4.25 at any time on or before February 14, 2004. Concurrent with this offering, the Company issued to its underwriters' options to acquire 153,000 units at an exercise price of $3.40 per unit at any time on or before February 14, 2004 equating to 229,500 common shares. Options to acquire 153,000 units and 9,562 common shares were exercised prior to the February 14, 2004 expiry date.

On August 13, 2003 the Company issued 3,910,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $3.10 per share at any time on or before August 13, 2005. Concurrent with this offering, the Company issued to its underwriters' options to acquire 391,000 units at an exercise price of $2.95 per unit at any time on or before August 13, 2005 equating to 586,500 common shares. As at October 31, 2004, options to acquire 60,000 units have been exercised.



On October 29, 2003 the Company issued 3,335,000 units. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $5.25 per share at any time on or before April 29, 2005. Concurrent with this offering, the Company issued to its underwriters' options to acquire 333,500 units at an exercise price of $4.41 per unit at any time on or before April 29, 2005 equating to 500,250 common shares. As at October 31, 2004 none of these options have been exercised.

Option activity relating to options issued to underwriters' to acquire common shares was as follows (all exercisable):

	Number of Warrants Outstanding	Price/Share		
		Price Range		Weighted Average
Outstanding at October 31, 2002	656,978	$ 3.40	$ 9.50	$ 6.66
Granted	1,086,750	2.95	5.25	3.78
Exercised	(19,125)	3.40	3.40	3.40
Expired	(427,478)	8.00	9.50	8.25
Outstanding at October 31, 2003	1,297,125	2.95	5.25	3.77
Exercised	(203,437)	2.95	4.25	3.31
Outstanding at October 31, 2004	**1,093,688**	**$ 2.95**	**$ 5.25**	**$ 3.85**

(e) Stock options:

The Company has a stock option plan for directors, officers, employees and consultants. The Company is authorized to issue options under the plan to acquire up to 5,000,000 common shares of the Company.

Options granted during the year have a weighted average fair value of $1.60 (2003 - $1.83) per share. Options vest at various times and in varying amounts ranging from immediate vesting of all options to 25% of the options vesting on the third anniversary of the option grant date. Employee stock options have a term of five years.

Wi-LAN uses the intrinsic value method to account for employee stock options. For stock options granted after November 1, 2001, the use of the fair value method prescribed under the new standard would have resulted in an additional compensation expense as follows:

(in thousands of Canadian dollars)	2004	2003
Net loss:		
As reported	$ (7,049)	$ (4,606)
Compensation expense	1,083	1,772
Proforma net loss	$ (8,132)	$ (6,378)
Loss per share – basic and diluted:		
As reported	$ (0.17)	$ (0.15)
Proforma net loss per share	$ (0.20)	$ (0.20)

The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options issued, with the following weighted average assumptions:

	2004	2003
Risk free interest rate	5%	5%
Volatility	68%	100%
Expected option life (in years) – less than 50,000 options	3.0	3.0
Expected option life (in years) – greater than 50,000 options	4.0	4.0
Dividend yield	0%	0%


A57

The option activity during the periods indicated is as follows:

	Number of options outstanding	Price/Share			Exercisable Options	
		Price Range		Weighted Average	Number	Weighted Average
Outstanding at October 31, 2002	3,503,018	0.97	45.80	4.05	2,494,752	$ 4.07
Granted	1,215,589	1.41	4.95	2.80		
Exercised	(315,657)	0.97	3.42	1.50		
Cancelled	(986,968)	0.97	14.45	3.76		
Outstanding at October 31, 2003	3,415,982	0.97	45.80	3.93	2,652,133	4.15
Granted	439,904	1.65	5.08	3.19		
Exercised	(338,240)	1.00	4.12	2.02		
Cancelled	(128,541)	1.00	14.45	4.87		
Outstanding at October 31, 2004	**3,389,105**	**$ 1.00**	**$ 45.80**	**$ 3.81**	**2,916,061**	**$ 4.19**

For various price ranges, weighted average characteristics of outstanding employee stock options at October 31, 2004, which expire between November 1, 2004 and October 20, 2009, were as follows:

Range of Exercise Prices		Outstanding Stock Options at Oct 31, 2004	Remaining Term of Option in Years	Weighted Average	Exercisable Stock Options at Oct 31, 2004	Weighted Average
$ 1.00	$ 1.19	230,450	2.93	$ 1.00	229,770	$ 1.00
1.20	1.66	509,400	3.26	1.50	361,375	1.47
1.67	2.19	261,000	3.55	1.98	220,776	2.01
2.20	2.99	154,694	3.81	2.77	90,857	2.78
3.00	3.42	719,687	2.40	3.35	628,470	3.36
3.43	3.61	579,725	3.87	3.61	552,401	3.61
3.62	4.50	421,602	3.38	4.31	331,340	4.37
4.51	4.65	139,000	1.75	4.64	139,000	4.64
4.66	6.75	46,160	2.59	6.11	34,685	6.49
6.76	9.30	72,250	1.21	8.12	72,250	8.12
9.31	14.45	249,437	0.64	14.45	249,437	14.45
14.46	45.80	5,700	0.99	24.00	5,700	24.00
		3,389,105		$ 6.32	2,916,061	$ 6.36

(f) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of common shares outstanding of 40.3 million (2003 - 31.7 million). The diluted per share amounts are not presented separately as the result would be anti-dilutive.

11. Inventory allowance:

Included in the cost of sales is a reduction of our inventory allowance related to previously reserved inventory of $1,471,000 (2003 - $898,000). The inventory adjustment is a combination of a recovery of previous inventory valuation allowances on sales of product and the application of the Company's accounting policy that provides for an inventory valuation allowance based on a continual review of the composition, quantity and expected future usage or sales of inventory.



12. Auditing fees:

Included in general and administrative expenses are annual financial statement audit and interim financial statement review fees of $96,000 (2003 - $96,000), $38,000 (2003 - $23,000) related to reporting advisory services and $36,000 (2003 - $36,000) relating primarily to income tax return preparation services performed by KPMG LLP. Share capital includes share issuance and French language translation costs of $45,000 (2003 - $84,000) for services performed by KPMG LLP relating to financings.

13. Operations consolidation costs:

On January 31, 2003, the Company adopted a plan to transfer the Wi-LAN Technologies Inc. (WTI) office in Santa Barbara, California into its lower-cost Calgary, Canada head office to improve operational efficiency and reduce expenses. The Company incurred $770,000 to cover the cost of consolidating the WTI operations, which consists mainly of workforce reduction severance expenses. The transition from California to Calgary was completed by March 31, 2003.

14. Supplemental cash flow information:

Cash interest paid in 2004 was $344,000 (2003 - $63,000). Cash interest received in 2004 was $369,000 (2003 - $80,000). Cash taxes paid in 2004 was $86,000 (2003 – $20,000).

15. Commitments and contingencies:

(a) In September 2002 the Company, its Executive Chairman, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that any claim against Wi-LAN is without merit. The Company is vigorously defending the action and has filed a Statement of Defense. It has also filed a counterclaim stating that the only reason the Company was added as a defendant was for the improper purpose of naming a "deep-pocketed" and potentially insured defendant, without reasonable justification. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in these statements.

In a related action, the Company is seeking costs of its defence in the above actions, plus indemnity for any judgement against the Company. The Company's case has recently been determined by the Court of Queen's Bench of Alberta, and the application for coverage has been dismissed. The Company has filed an appeal with the Alberta Court of Appeal.

(b) In August 2002 and amended in March 2004, the Company signed an agreement with a major System-on-Chip ("SoC") manufacturer that commits Wi-LAN to purchase up to 50,000 SoC's if the manufacturer or the Company is not able to find purchasers for 100,000 SoC's two years from the date the SoC is completed and put into commercial production (estimated to be April 2007). As at October 31, 2004 and 2003 no liability has been accrued with respect to this commitment and the amount of ASIC's to be purchased is undetermined.

(c) In June 2004, the Company commenced a legal action in Canada for patent infringement against Cisco Systems Inc., for producing and selling IEEE standard 802.11a/g devices without a license from Wi-LAN. Wi-LAN is seeking compensation for use of its intellectual property as well as punitive damages. Cisco Systems Inc. has filed a Statement of Defence denying any wrongdoing and a Counterclaim against Wi-LAN seeking a judgment to have Wi-LAN's OFDM patent



declared invalid. They are also seeking costs of the Counterclaim plus Goods and Services Tax, and such further and other relief as the Court finds just. The amount of costs being claimed are undetermined at this time and will only be ascertained if Cisco Systems Inc. is successful in their Counterclaim and therefore, as at October 31, 2004, no liability has been accrued with respect to this Counterclaim.

(d) In August 2001, the Company was served with a Statement of Claim for alleged breach of a patent license and technology transfer agreement. The Company maintains that it has made all payments under the agreement and has filed a Statement of Defence to defend against this action. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in these statements.

16. Income taxes:

A reconciliation of the expected income tax benefit to the actual income tax expense (benefit) reported in the consolidated statements of operations is as follows:

(in thousands of Canadian dollars)	2004	2003
Computed "expected" income tax benefit at Canadian statutory income tax rate of 34.37% (2003 – 37.16%)	$ (2,423)	$ (1,687)
Foreign tax rate differential	(2)	33
Other permanent differences	651	906
Benefit of future tax assets not recognized	1,774	748
Large corporations tax	60	35
Actual income tax expense	$ 60	$ 35

The income tax effects of the temporary differences that give rise to significant portions of the Company's future tax assets, are presented below by tax jurisdiction:

	October 31, 2004			October 31 2003
(in thousands of Canadian dollars)	Canada	US	Total	Total
Long-term investments	$ 1,483	$ –	$ 1,483	$ 1,527
Accounts payable	162	–	162	1,278
Capital assets and intangibles depreciation	2,657	–	2,657	1,363
Loss carry-forwards	25,646	934	26,580	27,811
Development expenses carry-forward	5,515	–	5,515	3,543
Share issue costs	747	–	747	1,277
Other	3	–	3	3
Gross future tax asset	36,213	934	37,147	36,802
Less: valuation allowance	(36,213)	(934)	(37,147)	(36,802)
Net future tax	$ –	$ –	$ –	$ –

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the future tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the deductible differences.

At October 31, 2004 the Company had losses for income tax purposes of approximately $64,800,000 that expire in various amounts from 2005 to 2014. Unutilized research and development tax deductions of approximately $16,400,000 have an unlimited carryforward period. No recognition for the benefit of the tax loss carryforward or the research and development tax deductions has been made in the financial statements.

17. Segmented information and export sales:

The Company operates in one industry being the development, manufacture and sale, licensing of products and technology and engineering services for wireless and wireline communications. The Company evaluates performance as one entity. Substantially all of the Company's assets are located in Canada.

(in thousands of Canadian dollars)	2004	2003
Revenue by Geographic Region:		
Americas	$ 13,407	$ 12,306
Europe Middle East and Africa	8,674	8,346
Asia Pacific	3,255	6,210
Total	$ 25,336	$ 26,862

(in thousands of Canadian dollars)	2004	2003
Revenue by Product Category:		
W-OFDM	$ 6,604	$ 4,518
Other data radios	14,370	17,466
Antennas	4,032	4,643
License, technology and engineering services	330	235
Total	$ 25,336	$ 26,862

18. Financial instruments:

The carrying values of cash and cash equivalents, accounts receivable, lines of credit, capital leases, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The fair value of long-term debt approximates carrying value as the terms of the debt are similar to that available in the market as at October 31, 2004.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents, restricted cash and trade accounts receivable. The Company's cash and cash equivalents is held on deposit in demand or money market accounts with commercial banks.

Trade accounts receivable arise from the sale of products to long distance carriers, wireless service providers, and resellers/integrators in the telecommunications industry, domestically and internationally. Generally, the Company extends unsecured credit to its customers on trade receivables, but believes that its credit evaluation process mitigates credit risks. The Company maintains an allowance for doubtful accounts with total provisions at year end of $1,931,000 (2003 - $1,077,000).

461



Wi-LAN Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Year Ended October 31, 2006

January 9, 2007

462

Table of Contents



Wi-LAN Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Year Ended October 31, 2006

Forward-looking Information

This MD&A, compiled as of January 9, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the enforceability of the Company's patents;
- the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio;
- the effects of litigation regarding the licensing activities and the patents;
- the need of the Company to acquire or develop new patents to continue to grow its business;
- the investment required by the Company to translate its intellectual property position into sustainable profit in the market;
- the Company's dependency on the performance of its key officers and employees;
- the Company's ability to attract and retain key employees;
- changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Company;
- the ability of the Company to raise capital or other forms of financing on acceptable terms when needed; and
- the acquisitions of additional products, technologies or businesses and any potential change in foreign currency rates.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's audited fiscal 2006 financial statements and the accompanying notes (the "Financial Statements"). **Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.** The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.



Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.

Overall Performance - Fiscal 2006 Overview

2006 was a watershed year for Wi-LAN. The Company assessed strategic alternatives and decided to focus its full attention on licensing its IP. To implement that strategy, Wi-LAN:

- sold its products business – in three transactions involving EION Wireless Inc. ("EION"), GIL Technology Co. ("GIL") and a subsidiary of Kavveri Telecom Products Limited ("Kavveri");
- exited its engineering services business by transferring the engineering team to a subsidiary of Fujitsu Limited ("Fujitsu");
- hired an experienced President & CEO, Jim Skippen, in June to lead the licensing business;
- raised a total of $16 million of new equity in June and August to finance its operations;
- acquired additional patent rights from Ensemble Communications Inc. ("Ensemble") in April by the issue of 2,000,000 common shares;
- moved its head office from Calgary to Ottawa, a better location for staff recruitment and the location of certain key engineering suppliers in Wi-LAN's licensing business;
- signed licenses with two major companies – Cisco Systems Inc. ("Cisco") and Fujitsu;
- hired a team to plan and implement the licensing programs;
- initiated litigation in Canada against D-Link Canada Inc. and D-Link Systems Inc. (collectively, "D-Link") for infringing Wi-LAN's Wi-Fi patents; and
- made significant progress in its licensing program, including notifications, initial discussions and negotiations with a number of target licensees.

These building blocks represent the foundation for Wi-LAN's business going forward:

- exploiting the portfolio of patents that are fundamental to three multi-billion dollar wireless markets: CDMA cellphones; Wi-Fi products such as laptop computers, routers for homes and offices, and wireless gaming equipment; and WiMAX, a longer-range wireless solution that is gaining momentum from service suppliers such as Sprint to equipment and infrastructure manufacturers such as Motorola, Nokia and Nortel; and
- growing the IP portfolio through acquisitions.

The results to date have been encouraging:

- Wi-LAN's cash and short-term investments grew from $3,690 on October 31, 2005 to $16,680 on October 31, 2006;
- under CEO Jim Skippen's leadership, a team of 10 employees has been assembled to implement the business plan;
- significant progress on the licensing program has been achieved; and
- a number of possible patent acquisitions have been identified and are being assessed.


465

Since the October 31, 2006 Year End

Two significant subsequent events were achieved in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of approximately $49,200, including approximately $15,200 of cash due in January 2007, less 10% withholding taxes, and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

Results of Operations - Fourth Quarter and Year

The main items included in Wi-LAN's earnings for the fiscal fourth quarters and years ending October 31, 2006 and 2005 follow.

	Three months ended October 31,				Year ended October 31,			
	2006		2005		2006		2005	
Revenues	$ 12		$ -		$ 2,108		$ -	
Operating expenses								
Compensation	(556)	50%	(501)	47%	(1,741)	30%	(2,146)	55%
Stock-based compensation	(31)	3%	(11)	1%	(447)	8%	(174)	5%
Other operating expenses	(530)	47%	(547)	52%	(3,532)	62%	(1,552)	40%
Total operating expenses	(1,117)	100%	(1,059)	100%	(5,721)	100%	(3,872)	100%
Depreciation and amortization	(216)		(142)		(676)		(563)	
Settlement	-		-		9,635		-	
Gain on debt settlement	-		-		2,919		-	
Gain on sale of property	-		44		1,145		88	
Earnings/(loss) from continuing operations before income taxes	(1,159)		(1,214)		9,561		(4,173)	
Future income tax recovery	16,726		-		16,726		-	
Earnings/(loss)								
From continuing operations	15,567		(1,214)		26,287		(4,173)	
From discontinued operations	728		(15,667)		(12,178)		(21,605)	
Net earnings	$ 16,295		$ (16,881)		$ 14,109		$ (25,778)	
Earnings per share - basic and diluted								
From continuing operations	$ 0.26		$ (0.03)		$ 0.54		$ (0.10)	
From discontinued operations	0.01		(0.37)		(0.25)		(0.51)	
Net earnings per share	$ 0.27		$ (0.40)		$ 0.29		$ (0.61)	

Fourth Quarter Ending October 31, 2006

The major fourth quarter 2006 elements of earnings were: the operating expenses of the team hired to license the Company's patent portfolio, ongoing patent amortization expense, reduction of the valuation allowance against income tax losses carried forward and tax timing differences not previously recognized, and the gain on sale of land and buildings. This follows the completion of the restructuring of Wi-LAN's business during the second and third fiscal quarters of 2006 to devote its full attention to licensing its IP portfolio and dispose of its products and engineering services businesses.


466

Wi-LAN's fiscal fourth quarter results, for the period ending October 31, 2006, reflect the following:

- modest royalty revenues from one licensee;
- operating expenses amounting to $1,117. Compensation expenses, including $31 of stock-based compensation, amounted to $587, or 53% of the total operating expenses. The staff level grew to 10 individuals during the third and fourth quarters of 2006 in support of Wi-LAN's licensing business. Other operating expenses, including facilities and outside legal costs, amounted to $530, or 47% of the total. The Company will manage its cost base to its licensing opportunities, taking into account licensing results that are achieved;
- external legal expenses were limited in the fourth quarter due to the Company having only one law suit in progress – the Canadian action against D-Link. Wi-LAN's objective is to negotiate fair licenses for its IP, but in future quarters, additional litigation may be necessary to achieve that objective;
- depreciation and amortization expenses of $216 include the amortization of patents amounting to $201 and depreciation on capital equipment of $15. The 2006 fiscal fourth quarter amortization expense was higher than 2005 due mainly to the $1,500 in common shares to acquire additional patent rights from Ensemble in April 2006. Depreciation increased in the 2006 fourth quarter due to the additional capital equipment acquired during the year, including computers, software and equipment to support Wi-LAN's new licensing activities;
- the income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter reflects the future earnings impact of the subsequent event of the license agreement signed with Nokia in December 2006. The income tax recovery recorded in Wi-LAN's fourth quarter 2006 results is a non-cash transaction, but will offset income taxes otherwise expected to be payable on the earnings generated from the license. Management will assess the valuation allowance against other tax losses carried forward and timing differences on a quarterly basis in order to decide when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements; and
- fourth quarter results from discontinued operations reflect mainly the one-time cash gain of $584 on the disposition of land and buildings. In the 2005 fourth quarter, discontinued operations generated a loss of $15,667. That loss comprised research and development ("R&D") and sales, marketing and other expenses of $9,224 in excess of gross margins, plus the write-off of goodwill of $6,364.

Going forward, Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses, and other expenses such as facilities and public company costs. Depreciation and amortization expenses will change to reflect mainly the carrying value and remaining lives of Wi-LAN's patent portfolio, including IP acquisitions. On December 4, 2006, Wi-LAN acquired patents from Nokia valued at $34,000 as partial consideration of a license of Wi-LAN's patent portfolio. The tax loss carry-forwards and other tax timing differences are expected to reduce or eliminate the Canadian and provincial income taxes otherwise payable by the Company on this transaction in 2007.



Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities. They also include: stock-based compensation expenses, a non-cash charge; the costs of restricted share units ("RSUs") granted in accordance with an RSU Plan implemented on January 2, 2007, and bonuses as granted at the discretion of the President & CEO and the Board; and other compensation arrangements in accordance with employment agreements. The current RSU Plan calls for the payment in cash of the equivalent of the number of restricted share units granted valued at the price of the Company's common shares at the date of the vesting of the RSUs. One key employee has been granted 750,000 RSUs to date, with 250,000 units vesting annually in January 2007, 2008 and 2009. The Company has accrued the cost associated with the RSUs earned to date in its October 31, 2006 accounts payable and accrued liabilities.

Legal expenses will vary depending mainly on litigation that is undertaken. The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Currently the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Company. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although costs can vary significantly depending on a range of factors. It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources, including the December 2006 transactions of the license with Nokia and the financing, will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Cash and cash equivalents increased by $7,124 to $16,680 in the fourth quarter of 2006, reflecting the $7,300 net cash raised by the issuance and sale of 6,400,000 common shares by way of a short form prospectus in August 2006. The financing was priced at $1.25 per common share, and included the issuance of brokers warrants to purchase up to 384,000 common shares (6% of the number of common shares issued in the financing) with an exercise price of $1.35 per common share. The warrants have a one-year life. Cash was increased subsequent to October 31, 2006 by the cash portion of the consideration for the license to Nokia of approximately $15,200 and a further $28,250 by the sale of common shares. These two transactions occurred in December 2006.

Other cash changes during the fourth quarter of 2006 included: the $584 cash received on the sale of the Company's Calgary head office and $359 of cash received on exercise of options and brokers warrants to purchase common shares, partially offset by net payment of accounts payable and accrued liabilities of both the continuing and discontinued businesses.

Year Ending October 31, 2006

For the fiscal year ending October 31, 2006, Wi-LAN's earnings were as follows:

- net earnings: $14,109, or $0.29 per common share, compared with a loss of $(25,778), or $(0.61) per common share in 2005; comprising:



- earnings from continuing operations of $26,287, or $0.54 per common share, compared with a loss of $(4,173), or $(0.10) per common share in 2005, and
- loss from discontinued operations of $(12,178), or $(0.25) per common share, compared with a loss of $(21,605), or $(0.51) per common share in 2005.

In 2006, licensing revenues amounted to $2,108, operating expenses totalled $5,721, including $2,019 of compensation expense (35% of the total), external legal costs of $1,810 for a variety of matters including a proxy battle that was resolved in the fiscal second quarter, and $1,890 of other costs, including facilities, other operating costs and administration. The year also included a number of unusual items, the fourth quarter non-cash income tax recovery noted above, and three gains: the $9,635 settlement with Cisco, the $2,919 gain on its debt settlement with Industry Canada, and the $1,145 gain on the sale of its former head office facility in Calgary.

Settlement
During the fiscal first quarter of 2006, Wi-LAN reported a net gain of $9,635 on completing a settlement with Cisco for the purchase of patents, paid up and prepaid royalties on certain patents, and settlement costs.

Gain on debt settlement
In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally from any further claims or commitments by the government under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the government to purchase Wi-LAN common shares. The warrant accrual amounting to $4,719, net of the $1,800 payment, was credited to earnings in the Company's second quarter, resulting in a net gain of $2,919.

Gain on sale of property
In the first quarter of 2005, Wi-LAN sold its head office location in Calgary and entered into a lease for a portion of the space, resulting in a deferred gain of approximately $1,200. In the first quarter of 2006, the lease was terminated and the $1,145 balance of the deferred gain was taken into earnings.

Loss from discontinued operations
A summary of the results of operations and assets and liabilities of the discontinued businesses is included in note 7 to the financial statements. The losses include revenues, margins and operating expenses of the businesses for the periods until they were accounted for as discontinued, inventory write-offs and other provisions in disposing of the products businesses, as well as other directly related expenses of exiting the businesses, including vacation pay and severances.

Fourth Quarter and Year Ending October 31, 2005

Results for the 2005 fiscal fourth quarter and year report the operating expenses, including compensation of the executive and administrative staff of the Company, legal compliance and



other operating expenses at a time when the Company was both a licensing business and a products and engineering services company.

Liquidity

Cash and short-term investments at October 31, 2006 amounted to $16,680. Wi-LAN has no long-term debt. After the fiscal year end, Wi-LAN completed two major transactions in December 2006: a license with Nokia and a bought deal financing. The Nokia license will generate approximately $15,200 in cash, less 10% withholding taxes, due in January 2007 plus the transfer of the Nokia ADSL patent portfolio valued at $34,000. The financing raised net cash of approximately $28,250 (gross proceeds of $30,000) by the issuance of 6,666,700 common shares priced at $4.50 per share. Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required, and purchase additional high quality patent portfolios that are identified and that fit the Company's strategic direction and portfolio of wireless and wireline telecommunications IP.

Wi-LAN's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX and ADSL markets. To date, Wi-LAN has licensed all of its IP as at December 2005 to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline Communications Inc. ("Redline"), the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips"), and effective December 4, 2006, all of its IP to Nokia. It is difficult to predict the timing and nature of future licenses.

It may be necessary for Wi-LAN to commence or continue litigation against those it considers to be infringing its patents or for the Company to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. In addition, in order to continue growing its business, Wi-LAN will have to acquire additional patents from third parties. Both the litigation costs and the patent acquisition costs may involve the outlay of significant amounts of cash, although the latter is totally controllable by the Company.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. On the licensing side, while each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the result optimizes Wi-LAN's economic results from the licensing. For litigation costs, after the Company's cash position is further strengthened, Wi-LAN will likely initiate U.S.-based litigation to enforce its rights against selected companies who are infringing Wi-LAN's IP. The litigation initiatives will be determined very carefully by Wi-LAN, taking all relevant factors into account, including the likely cost and time to reach a fair settlement with the targets. Other operating expenses, including compensation, travel, facilities and the costs of operating as a public company, will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the



patents (i.e. on a contingency basis), and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents.

Commitments for the leased premises in Ottawa are currently as follows. The Company will be expanding its leased space to meet the needs caused by the growth in staffing.

	Years Ending October 31,				
	Total	2007	2008	2009	Thereafter
Leases for premises	$ 650	$ 126	$ 130	$ 130	$ 264

Capital Resources

Wi-LAN will have two main types of capital investment going forward: capital assets such as computers, software, furniture and facilities to support staff requirements, and the acquisition of new patents and IP under Wi-LAN's Technology Acquisitions Program ("TAP") to support continuing growth in the Company's staffing and business. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of wireless and telecommunications licensing. Expenditures for capital assets will match the Company's growth, and are expected to be more modest over time than the TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

Outstanding Common Share Data

Common shares and convertible securities

As at October 31	2006	2005
Common shares	**61,099,073**	**42,229,184**
Securities convertible into common shares:		
Stock options	**4,039,350**	**3,246,193**
Deferred stock units (DSUs)	**26,348**	**799,990**
Warrants	**772,332**	**22,388**
	65,937,103	**46,297,755**

On December 8, 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 6,666,700 common shares at a purchase price of $4.50 per share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed on December 29, 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

Wi-LAN has a Stock Option Plan ("Option Plan") and a Deferred Stock Unit Plan ("DSU Plan") for directors, employees and consultants. The Company is authorized to issue options plus DSUs totalling up to 10% of the outstanding common shares of the Company. 850,000 of the options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The remaining 26,348 DSUs are payable either in cash (based on the value of Wi-LAN's common shares at the time of settlement) or common shares, at the Company's discretion, and are due when the holders leave the Company. The 772,332 warrants are mainly warrants issued to underwriters in conjunction with the Company's issuances and sales of common shares in June and August 2006. They have one-year lives and are priced at or above the price at which the common shares sold were issued.

Off-balance Sheet Arrangements

Wi-LAN has no off-balance sheet arrangements in place at this time. Depending on the currency of future royalty schemes, the Company may decide to undertake action to manage cash flows denominated in foreign currencies.

The Company has Canadian income tax loss carry-forwards, timing differences, investment tax credits and capital losses generated in prior years that are available to reduce Canadian income taxes otherwise payable. Despite the Company's track record of losses from operations, the transformation into a pure licensing business, restructuring of expenses, and licensing prospects have resulted in the recording of a future tax asset amounting to $16,726 expected to be realized in fiscal 2007.

Related Party Transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

Selected Annual Information

Summary operating results for the three years ending October 31, 2006 were as follows.

	Years Ended October 31,		
	2006	**2005**	**2004**
Statements of Operations:			
Revenues	**$ 2,108**	**$ -**	**$ -**
Earnings (loss) from continuing operations before tax	**9,561**	**(4,173)**	**(2,925)**
Recovery of income taxes	**16,726**	**-**	**-**
Earnings (loss) from continuing operations	**26,287**	**(4,173)**	**(2,925)**
(Loss) from discontinued operations	**(12,178)**	**(21,605)**	**(4,124)**
Net earnings (loss)	**14,109**	**(25,778)**	**(7,049)**
Basic and diluted earnings/(loss) per share:			
Continuing operations	**$ 0.54**	**$ (0.10)**	**$ (0.07)**
Discontinued operations	**$ (0.25)**	**$ (0.51)**	**$ (0.10)**
Total	**$ 0.29**	**$ (0.61)**	**$ (0.17)**


A72

The major balance sheet items for the three years as at October 31, 2006, 2005 and 2004 were as follows.

	As At October 31,		
	2006	**2005**	**2004**
Balance Sheets:			
Cash and cash equivalents	**$ 16,680**	**$ 3,690**	**$ 13,768**
Future tax asset	**16,726**	**-**	**-**
Patents and trademarks	**9,787**	**10,059**	**10,512**
Shareholders' equity	**43,274**	**10,916**	**35,830**

During the year ending October 31, 2006, Wi-LAN restructured its operations into a "pure play" intellectual property ("IP") licensing business, and sold or exited its products and engineering services businesses. Accordingly, the products and engineering services businesses have been reported as discontinued operations in both 2006 and 2005 in the Financial Statements. All amounts previously reported as general and administrative ("G&A") expenses are now reported as operating expenses.

Revenues from Wi-LAN's licensing activities reached $2,108 for the fiscal year ending October 31, 2006. There were no license revenues generated in the prior two years. As detailed below, the Company generated an operating profit before taxes in fiscal 2006, following two years of losses, mainly as the result of a number of non-recurring items, including $9,635 from a settlement with Cisco and a $2,919 gain on the settlement of the Company's debt with Industry Canada. In the fourth quarter of fiscal 2006, the Company recorded a $16,726 future income tax recovery for a portion of the previously unrecorded income tax loses carried forward, based on the income from a license agreement signed with Nokia following the year end.

In 2006, the discontinued operations lost $(12,178), or $9,427 less than the 2005 loss of $(21,605) due to lower R&D, selling, general and administrative ("SG&A") and other expenses. The products and engineering services businesses were discontinued in the fiscal second quarter ending April 30, 2006. The losses from discontinued operations grew in 2005 compared with 2004 due to deteriorating operating performance, inventory and other provisions, and the write-off of goodwill associated with the discontinued business operations. Gross profit declined in 2005 in part due to $2,181 of inventory provisions. Operating expenses increased by $8,708 in 2005 over 2004. Of this amount, $6,616 was due to retention bonuses, severance costs, bad debt expense, warranty accruals and the warrants issued to Industry Canada under the TPC program. R&D expenses also increased by $2,483 in 2005 as compared with 2004.

The Company's cash position improved by $12,990 mainly due to the two sales of common shares, in June and August 2006, that raised net cash of $14,738. This was partially offset by $7,338 of cash used in discontinued operations. The carrying value of patents and trademarks was $9,787 at October 31, 2006, and increased by $34,000 after the year end with the portfolio of Nokia patents that was acquired by Wi-LAN as the result of the license agreement. After October 31, 2006, Wi-LAN expects to receive cash consideration of approximately $15,200, less



10% withholding taxes, from licensing its patents to Nokia and also raised approximately $28,250 from the sale of 6,666,700 common shares in December 2006.

The main financial commitment of the Company, other than normal course accounts payable and accrued liabilities, relates to the lease for its Ottawa premises.

Selected Quarterly Information

The following is a summary of Wi-LAN's quarterly financial results for the past two years.

Operations:	Quarter ending:							
	2006				2005			
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
Operating and amortization (expense)	$ (1,333)	$ (1,670)	$ (1,705)	$ (1,689)	$ (1,201)	$ (1,196)	$ (1,110)	$ (928)
Settlement (a)	-	-	-	9,635	-	-	-	-
Gain on debt settlement	-	-	2,919	-	-	-	-	-
Future income tax recovery	16,726	-	-	-	-	-	-	-
Earnings/(loss) from continuing ops.	15,567	432	1,236	9,052	(1,214)	(1,117)	(972)	(870)
Earnings/(loss) from discontinued ops.	728	(832)	(6,412)	(5,662)	(15,667)	(2,364)	(1,996)	(1,578)
Net earnings/(loss)	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$(16,881)	$ (3,481)	$ (2,968)	$ (2,448)
Earnings/(loss) per share:								
From continuing operations	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)
From discontinued operations	0.01	(0.02)	(0.15)	(0.13)	(0.37)	(0.05)	(0.05)	(0.04)
Net earnings/(loss) per share	$ 0.27	$ (0.01)	$ (0.12)	$ 0.08	$ (0.40)	$ (0.08)	$ (0.07)	$ (0.06)

(a) The $9,635 settlement with Cisco, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenues, in accordance with GAAP.

Financial position:	As at:							
	2006				2005			
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
Cash and cash equivalents	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690	$ 7,489	$ 9,466	$ 8,791
Future tax asset	16,726	-	-	-	-	-	-	-
Patents and trademarks	9,787	9,988	10,170	8,848	10,059	10,155	10,288	10,406
Shareholders' equity	43,274	18,961	11,027	14,544	10,916	27,736	31,120	33,851

Proposed Transactions

As described previously, Wi-LAN completed two significant subsequent event transactions in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia for total consideration of $49,200, including approximately $15,200 of cash due in January 2007 and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

There are no other significant proposed asset or business transactions, including acquisitions or dispositions, other than discussions in the normal course with parties regarding possible licensing and patent acquisition opportunities. None of these matters has reached a stage of any agreement on final proposed major terms and conditions.

Critical Accounting Estimates

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results, and require management to make judgements based on underlying assumptions about future events and their effects. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes. Critical accounting estimates are reviewed annually by the Audit Committee of the Board. The most critical accounting estimates used in the Financial Statements are outlined below.

Patents

Patents are carried at cost, and amortized on a straight-line basis over their estimated useful lives. The carrying value is reviewed annually to determine whether there has been any impairment of value. The legal lives of patents are typically 20 years. For Wi-LAN's IP, addressing wireless and telecommunications markets, useful lives must also consider technological life.

The patents reported on Wi-LAN's balance sheet were acquired in arm's length transactions and relate mainly to the emerging WiMAX market. The legal lives of this group of patents expire from 2019 to 2021. Independent market research reports have been used by Wi-LAN management as one factor in determining the period of amortization for this group of patents. These reports generally cover only a five-year period, into 2011. When those projections are supplemented by internal research and estimates, management has concluded the market will likely continue to grow annually throughout the legal lives of the WiMAX patents and beyond. As a result, it is management's view that straight line amortization for the remaining legal lives of the group of patents is appropriate.

Other patents owned by the Company were developed internally and related R&D costs were charged to earnings in the years incurred.

Future Tax Asset

The Company records a valuation allowance to reduce the future income tax asset arising from tax losses carried forward, scientific research and experimental development ("SR&ED") credits, and other temporary differences to the amount that management estimates is more likely than not to be realized. Wi-LAN has incurred substantial losses in all recent years. The income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter results is based on management's estimate of the Company's taxable income in 2007 and other factors, largely reflecting the impact of the license agreement signed with Nokia in December 2006. Management will continue to assess the valuation allowance against tax losses carried forward and timing differences on a quarterly basis, based on projected future earnings estimates.

Changes in Accounting Policies, Including Initial Adoption

There were no new accounting policies or changes in policies implemented by Wi-LAN in 2006. The reporting of the discontinued businesses in 2006 results from the strategic actions implemented to discontinue those businesses, and the accounting is in accordance with GAAP.

Recently Issued Canadian Accounting Standard

Financial Instruments

In 2005, the CICA issued accounting standards on financial instruments (CICA 3385), comprehensive income (CICA 1530) and hedges (CICA 3865). These standards require financial instruments to be carried at fair value on the balance sheet, effective January 1, 2007.

Wi-LAN currently has no financial instruments where these standards apply. In the future, if the Company undertakes hedges on cash flows denominated in foreign currency, Wi-LAN would account for them in accordance with the standards, if applicable.

Disclosure Controls and Procedures

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President & CEO and CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedure as of January 9, 2007, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.



Financial Highlights

(In thousands of Canadian dollars)	2005	2004	2003	2002	2001
STATEMENT OF OPERATIONS INFORMATION					
Revenue by product category					
- Libra series (based on patented W-OFDM)	$ 5,927	$ 6,604	$ 4,518	$ 2,705	$ 458
- Other broadband radios (Ultima3, VIP and others)	15,399	14,370	17,466	15,766	12,596
- Antennas (Til-Tek Antennas division)	3,974	4,032	4,643	4,852	11,384
License, technology and engineering services	444	330	235	–	364
Total Revenue	25,744	25,336	26,862	23,323	24,802
Cost of product sales	17,143	13,010	13,767	20,013	21,303
Gross profit	8,601	12,326	13,095	3,310	3,499
Sales and marketing	9,928	6,135	5,423	6,096	10,950
Research and development	9,435	6,987	4,582	5,359	11,790
Operations and administration	6,896	5,282	5,006	6,511	12,992
Interest on long-term debt	286	227	–	–	–
Depreciation and amortization	1,261	1,070	1,219	1,425	1,745
Consolidation costs, special charges, stock-based comp.	603	–	770	–	5,037
Operating loss	(19,808)	(7,375)	(3,905)	(16,081)	(39,015)
Amortization and impairment of goodwill	(6,364)	–	–	(16,159)	(5,219)
Impairment of investments and gains on sale / disposal	160	–	(286)	(1,698)	(961)
Interest, foreign exchange and other income	238	386	(350)	792	1,058
Net loss before tax	(25,774)	(6,989)	(4,541)	(33,146)	(44,137)
Income taxes	(4)	(60)	(65)	(61)	(59)
Net loss from continuing operations	(25,778)	(7,049)	(4,606)	(33,207)	(44,196)
Gain (loss) on discontinued operations	–	–	–	27,409	(54,516)
Net loss	(25,778)	(7,049)	(4,606)	(5,798)	(98,712)
Loss per share ($ per share)	$ (0.61)	$ (0.17)	$ (0.15)	$ (0.19)	$ (3.68)
OPERATING DATA (% OF REVENUE)					
Gross margin	33%	49%	49%	14%	14%
Sales and marketing	39%	24%	20%	26%	44%
Research and development	37%	28%	17%	23%	48%
Operations and administration	27%	21%	19%	28%	52%
CASH FLOW INFORMATION					
Operations (including non-cash working capital changes)	$(14,747)	$ (6,344)	$ (260)	$ (4,834)	$ (33,903)
Financing	(7,834)	12,549	22,222	4,483	26,027
Investments	12,503	(19,990)	5	238	1,897
Discontinued operations	–	–	–	166	(1,059)
Cash flow	(10,078)	(13,785)	21,967	53	(7,038)
Cash, beginning of period	13,768	27,553	5,586	5,533	12,571
Cash, end of period	3,690	13,768	27,553	5,586	5,533
BALANCE SHEET INFORMATION					
Working capital	$ 1,017	$ 17,332	$ 28,383	$ 7,303	$ 13,663
Long-term financial liabilities [1]	80	7,493	–	135	159
Shareholders' equity	10,916	35,830	34,880	14,640	15,666
Total assets	25,578	54,234	44,683	25,119	52,035

Notes: [1] Long-term financial liabilities include capital lease obligation and long-term debt.

477

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A"), compiled as of December 14, 2005 and revised as of February 3, 2006, should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes ("Financial Statements and Notes"). The MD&A has been prepared with reference to the Financial Statements and Notes, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). **All financial amounts are expressed in thousands of Canadian dollars, except per share data, and except as otherwise indicated.**

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in the MD&A, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to, continued increased demand for the Company's products, the Company's ability to maintain its technological leadership in the field of high-speed wireless communications, the Company's ability to attract and retain key employees, the enforceability of the Company's patents, the Company's ability to raise capital on acceptable terms when needed, the availability of key components, and potential changes in currency exchange rates. These risks and uncertainties may cause actual results to differ from information contained herein. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These statements are based on the estimates and opinions of Management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

Results of Operations

SELECTED ANNUAL INFORMATION

Refer to Financial Highlights on page 9, which is included by reference in this MD&A.

CONSOLIDATED REVENUE ($000'S)

Consolidated revenue for fiscal year 2005, set out in the *Financial Highlights* on page 9, consists of four major components: OFDM radios (Libra product series); other broadband wireless radios (including the VIP, Ultima3, AWE and LR product lines); license, technology and engineering revenue (IP Division); and antennas (TIL-TEK Antenna Division). On February 1, 2006 Wi-LAN announced that it would be exiting its broadband wireless equipment business in an orderly manner, minimizing costs where possible while continuing to maximize the value of the disposition. The broadband wireless equipment business accounts for the OFDM radios and other broadband wireless radios revenue components (for further information refer to Change in Corporate Focus on page 15 and note 16(c) to the Consolidated Financial Statements). As well, the Company has determined that the Antenna Division is not core to its operations and is seeking a buyer for the division. To date no definitive terms have been arrived at and there is no assurance that a successful transaction will be completed.


Consolidated Revenue ($000's)
01
02
03
04
05
30,000
20,000
10,000
0
$24,802
$23,323
$26,862
$25,336
$25,744
Antennas
License, technology & engineering
Other radios
OFDM radios

Consolidated revenue in fiscal year 2005 was comparable to 2004, as customers delayed purchase of established OFDM-based Libra products in favor of the new Libra MX series, which became commercially available in April 2005.

Sales in the first half of the fiscal year of Wi-LAN's **Libra product series**, based on Wi-LAN's patented W-OFDM technology, were $2,395, compared to $3,782 in the first two quarters of 2004 as customers deferred purchases of the current generation of Libra systems in favor of the Libra MX™ product series, Wi-LAN's WiMAX platform,

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which began shipping in April (the end of the second quarter), rather than the original target date of January 2005. Sales of the Libra product series recovered to $3,532 in the second half of fiscal 2005, compared to $2,821 in the second half of fiscal year 2004. This substantially offset the reduced sales of Libra products in the first half of the year, achieving OFDM-based products sales of $5,927 (excluding $694 of current deferred revenue in the fourth quarter) for fiscal year 2005, compared to $6,604 in the twelve months ended October 31, 2004. However, the three-month delay in general availability of Libra MX had a negative impact on revenue from the Libra product series for fiscal year 2005.

License, technology and engineering services revenue improved in the 2005 fiscal year. Most of the 2005 amount was contributed in the fourth quarter and was mainly for engineering services and the sale of reference boards for WiMAX compliant systems.

Sales of **other broadband wireless systems** were strong in the first nine months of fiscal year 2005 but declined significantly in the fourth quarter. This decline was largely due to financial difficulties experienced by a major customer, causing a reduction in expected sales of approximately $1 million in the fourth quarter.

TIL-TEK Antenna Division sales continued at the 2004 fiscal year rate of approximately $4 million.

GROSS PROFIT ($000'S AND % OF CONSOLIDATED REVENUE)

Gross profit, presented in the Financial Highlights table on page 8, was impacted negatively in the 2005 fiscal year by costs associated with deferred revenue of $266, and by inventory adjustments of $2,181. Wi-LAN is continuing to take measures to improve profit margins, including exiting its broadband wireless product business and focusing its efforts on new higher-margin products in the IP Division.

OPERATING EXPENSES ($000'S)

Operating expenses, presented in the *Financial Highlights* table on page 9, increased by $8,708 in fiscal year 2005 over fiscal year 2004. Operating expenses include accrued retention bonuses (through Deferred Stock Units ("DSU's")), severance costs, bad debt expense, warranty accruals, and fair value of warrants issued to Technology Partnerships Canada ("TPC"), and these amounts, set out in the following table, can cause operating expenses to vary significantly:

Accrued retention bonuses, severance costs, bad debt expense, warranty accruals, and fair value of warrants issued to TPC included in:	Twelve months ended Oct. 31, 2005	Oct. 31, 2004	Increase (decrease)
Sales and marketing expense	$ 4,232	$ 729	$ 3,503
Research and development expense	1,345	1,380	(35)
Operations expense	650	–	650
General and administration expense	389	–	389
	$ 6,616	$ 2,109	$ 4,507

Excluding the above amounts, operating expenses increased by $4,201 in fiscal year 2005 over fiscal year 2004 as follows:

Operating expenses excluding the above amounts	Oct. 31, 2005	Oct. 31, 2004	Increase (decrease)
Sales and marketing expense	$ 5,696	$ 5,406	$ 290
Research and development expense	8,090	5,607	2,483
Operations expense	2,398	2,292	106
General and administration expense	3,459	2,990	469
Interest on long-term debt	286	227	59
Depreciation and amortization	1,261	1,070	191
Stock-based compensation	603	–	603
	$ 21,793	$ 17,592	$ 4,201

- Sales staff have a large variable component to their compensation, so changes in **sales and marketing expense** will generally be correlated with changes in revenue.



- During the first three quarters of the 2005 fiscal year Wi-LAN focused its **research and development** on its Libra MX and WiMAX systems. In the fourth quarter, Wi-LAN began realigning resources to increase its corporate focus on Intellectual Property ("IP") opportunities and on February 1, 2006 the Company announced that it would take the necessary steps to exit the existing product sales business (refer to *Change in Corporate Focus* on page 15).



- **Operations expense** in the 2005 and 2004 fiscal years related largely to upgrades and modifications to broadband wireless access products.

- **General and administration expense** varies from year to year due to variations in finance, legal, business development, investor relations and corporate communications activities.

- **Stock-based compensation** was $603 in fiscal year 2005. In fiscal year 2004, stock based compensation was accounted for as a credit to share capital and no compensation expense was recognized.

Operating Expense ($000's)	01	02	03	04	05
■ Selling, marketing, operations and admin. □ Research and development □ Depreciation, amortization and special charges	$42,514	$19,391	$17,000	$19,701	$28,409

In 2005 Wi-LAN continued to spend a significant portion of its operating expenses on research and development of broadband wireless products. In 2006 significant technical resources have been shifted to self-funding projects in the IP Department and the Company is in the process of exiting its broadband wireless products business.

NET LOSS ($000'S)

Net loss for the 2005 fiscal year, set out in the *Financial Highlights* on page 9, was $(25,578) or $(0.61) per share, compared with net loss of $(7,049) or $(0.17) per share in the 2004 fiscal year, an increase of $(18,529). In addition to the operating items set out above, the following items contributed to the annual net loss:

- **Impairment of goodwill and impairment of investments** for fiscal year 2005 were $(6,364) and $(70) respectively, compared with $nil for fiscal year 2004. Goodwill is not amortized and is tested annually for impairment. Impairment of investments results from Company reviews of the fair value of portfolio investments held. For further disclosure, refer to note 3(g) to the *Consolidated Financial Statements*.

- Other non-operating items accounted for a $468 reduction in net loss in fiscal year 2005, compared to a $386 reduction in net loss in fiscal year 2004.

  - **Interest income** is due to changes in interest income earned on cash balances, which varied throughout the reporting periods.
  - **Gains on disposal** are due to the timing of minor disposals of assets and equity investments throughout the reporting periods.
  - **Other income** was largely rent revenue for fiscal years 2005 and 2004.
  - **Foreign exchange gain (loss)** is due to gains and losses on foreign exchange transactions and the translation of revenue and expense from United States ("US") dollars to Canadian dollars. Wi-LAN products

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use components usually priced in US dollars and Wi-LAN sells most of its products priced in US dollars, which produces both receivables and collections in US dollars. An accounting translation into Canadian dollars is done at the time of each transaction. Thus, the continued decline of the value of the US dollar relative to the Canadian dollar between the time of sale and the time of collection was a major reason for the fiscal year 2005 and 2004 foreign exchange losses.

- **Income tax** paid by the Company was due to Canadian federal large corporations tax.

In summary, the following items accounted for $(16,100) of the $(25,778) net loss in the 2005 fiscal year:

- Costs associated with deferred revenue of $266 and inventory adjustments of $2,181 (see *Gross Profit* section on page 11);
- Accrued retention bonuses (through DSU's), severance costs, bad debt expense, warranty, and obligation to issue warrants to Technology Partnerships Canada that accounted for $6,616 of operating expenses (see *Operating Expenses* section on pages 11 and 12);
- Fair value of stock based compensation, included in fiscal year 2005 but not in fiscal year 2004, in the amount of $603 (see *Operating Expenses* section on pages 11 and 12); and
- Charges of $6,364 and $70 for impairment of goodwill and investments respectively.

The Company is undertaking several initiatives to improve its financial results through growing revenue from its intellectual property, improving gross margin, reducing operating expenses and exiting its broadband wireless products business. Wi-LAN is focusing on its higher-margin intellectual property business to improve gross profit, as outlined in the Gross Profit section on page 10. Operating expenses are being controlled through exiting the company's broadband wireless equipment business and seeking partners to share in the Company's intellectual property development and marketing efforts.

FINANCIAL CONDITION, LIQUIDITY, AND REQUIREMENTS OUTLOOK ($000'S)

The Company's **cash balance** on October 31, 2005 is set out in the *Financial Highlights* on page 9. The reduction in cash in the year of $(10,078) was due primarily to cash used in operations before changes in non-cash working capital of $(16,662). Cash from investments of $12,503 offset cash used in financing of $(7,834), as the Company sold its head office building, receiving proceeds of $11,787 and paying off its mortgage of $(7,842). Changes in non-cash working capital balances improved cash in fiscal year 2005 by $1,915, primarily due to a reduction in accounts receivable of $1,114 offset by an increase in prepaid expenses of $(1,264), and increases in accounts payable and deferred revenue of $1,078 and $548 respectively.

The Company's **working capital** on October 31, 2005 is set out in the *Financial Highlights* on page 9.

Subsequent to the 2005 fiscal year end, on December 2, 2005 Wi-LAN announced that it has signed an agreement with Cisco in which the companies have agreed to terminate all legal actions pending between them. In January 2006, the Company received approximately US$9.0 million, net of legal and other expenses associated with the transaction. For further information refer to notes 12(c) and 16(a) to the *Consolidated Financial Statements*.

The Company is evaluating various financing and strategic alternatives, in light of the decision announced on February 1, 2006 to exit the broadband wireless equipment business, and management's belief that Wi-LAN's strengths in broadband wireless intellectual property can be significantly improved through building partnerships with other industry participants. The Company retained GMP Securities Ltd. to advise on alternatives which currently include, but are not limited to, seeking investment from industry partners, strategic investors, existing shareholders or other investors, and selling of assets.

The Company's **contractual obligations** are as follows:

($000's)	Payments due by Period				
	Total	Less than 1 yr.	1 – 3 years	4 – 5 years	After 5 years
Long term debt	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Capital lease obligations	141	61	80	Nil	Nil
Operating leases	3,215	454	1,494	1,014	253
Purchase obligations [1]	Nil	Nil	Nil	Nil	Nil
Other long term obligations [2]	4,508	4,508	Nil	Nil	Nil
Total contractual obligations	$ 7,864	$ 5,023	$ 1,574	$ 1,014	$ 253

Notes: [1] "Purchase obligation" means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed, minimum or variable price provisions; and the approximate timing of the transaction.

[2] "Other long term obligations" means other long-term liabilities reflected on the Company's balance sheet. Refer to notes 3(n) and 10(b) to the *Consolidated Financial Statements*.

SUMMARY OF QUARTERLY RESULTS ($000's)

($000's unless stated otherwise)	3 months ended							
Statement of Operations Info.	Oct. 31, 2005	July 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004	July 31, 2004	Apr. 30, 2004	Jan. 31, 2004
Revenue – geographic								
Americas	$ 3,065	$ 3,076	$ 3,198	$ 2,803	$ 3,552	$ 3,292	$ 3,512	$ 3,051
Europe, Middle East & Africa	1,463	1,998	1,655	1,425	2,187	2,026	2,147	2,314
Asia Pacific	405	2,653	2,726	1,277	409	826	829	1,190
Revenue by product category								
OFDM radios	1,759	1,773	840	1,555	1,402	1,419	1,742	2,040
Other radios	1,666	5,110	5,564	3,059	3,741	3,614	3,621	3,394
Antennas	1,069	844	1,170	891	1,005	1,072	1,125	830
License, tech. & eng. revenue	439	–	5	–	–	39	–	291
Total revenue	4,933	7,727	7,579	5,505	6,148	6,144	6,488	6,555
Gross profit	36	3,185	2,940	2,440	2,895	2,900	2,921	3,610
% of revenue	0.7%	41.2%	38.8%	53.0%	47.1%	47.2%	45.0%	55.1%
Operating loss	(10,398)	(3,554)	(3,212)	(2,644)	(2,657)	(2,239)	(1,810)	(669)
Net loss	(16,881)	(3,481)	(2,968)	(2,448)	(2,861)	(2,168)	(1,509)	(511)
Net loss per share ($/share)	$ (0.40)	$ (0.08)	$ (0.07)	$ (0.06)	$ (0.07)	$ (0.05)	$ (0.04)	$ (0.01)
Cash Flow Information	Oct. 31, 2005	July 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004	July 31, 2004	Apr. 30, 2004	Jan. 31, 2004
Cash from (used in) operations[1]	$ (3,742)	$ (1,924)	$ (4,252)	$ (4,829)	$ (610)	$ (4,002)	$ (794)	$ (565)
Financing	–	(9)	(6,990)	(60)	(874)	(22)	10,758	1,539
Investments	(57)	(44)	11,917	(88)	(92)	(5,507)	(12,035)	(1,581)
Change in cash	(3,799)	(1,977)	675	(4,977)	(1,576)	(9,531)	(2,071)	(607)
Cash, beginning of period	7,489	9,466	8,791	13,768	15,344	24,875	26,946	27,553
Cash, end of period	3,690	7,489	9,466	8,791	13,768	15,344	24,875	26,946
Balance Sheet Information	Oct. 31, 2005	July 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004	July 31, 2004	Apr. 30, 2004	Jan. 31, 2004
Working capital	$ 1,017	$ 11,209	$ 18,364	$ 15,705	$ 17,332	$ 20,218	$ 27,332	$ 28,522
Long term debt	–	–	–	7,757	7,842	7,932	8,000	–
Shareholders' equity	10,916	27,736	31,120	33,851	35,830	41,881	38,715	36,504
Total assets	25,578	41,776	42,276	49,673	54,234	55,349	53,666	45,511

Note: [1] Cash from (used in) operations includes change in non-cash operating working capital balances.

FOURTH QUARTER RESULTS ($000'S)

Wi-LAN's consolidated results for the three months ended October 31, 2005 are set out in the *Summary of Quarterly Results* on page 14.

Wi-LAN's **consolidated revenue** for the three months ended October 31, 2005 consists of four major components: OFDM radios (Libra series products); other broadband wireless radios (including the VIP, Ultima3, AWE and LR product lines); license, technology and engineering revenue (IP Division); and antennas (TIL-TEK Antenna Division). The Company experienced strong demand for its WiMAX platform, Libra MX, in the fourth quarter, and license, technology and engineering services revenue also improved. These improvements were offset by a decline in sales of Wi-LAN's established broadband wireless products. This decline was largely due to financial difficulties experienced by a major customer in the fourth quarter, causing a reduction in expected sales of approximately $1 million in the quarter. TIL-TEK Antenna Division sales were approximately the same as the comparable period ended October 31, 2004.

Gross profit for the fourth quarter was impacted negatively by costs associated with deferred revenue of $266 and by inventory adjustments of $1,635 included in cost of goods sold. Wi-LAN is taking measures to improve profit margins, including exiting its broadband wireless product business and focusing its efforts on higher-margin products in the IP Division.

In summary, the following items accounted for $(13,161) of the $(16,881) **net loss** in the three months ended October 31, 2005:

- Costs associated with deferred revenue of $266 and inventory adjustments of $1,635 included in cost of goods sold;
- Accrued retention bonuses (through DSU's), severance costs, bad debt expense, warranty, and obligation to issue warrants to Technology Partnerships Canada that accounted for $4,789 of operating expenses;
- Fair value of stock based compensation, included in fiscal year 2005 but not in fiscal year 2004, in the amount of $37 in the fourth quarter; and
- Charges of $6,364 and $70 for impairment of goodwill and investments respectively.

CHANGE IN CORPORATE FOCUS

Wi-LAN is taking action to improve cash flow and profitability by realigning resources to increase its corporate focus on Intellectual Property opportunities, a key value driver for the Company. The improved outlook for IP sales, along with differences in customer segments and channel strategies for IP and products, provided impetus for the Company to create in August 2005 two separate divisions to focus on maximizing the value of its IP portfolio and its wireless broadband equipment business.Further, on February 1, 2006, the Company announced that it would exit the broadband wireless product business in an orderly manner, minimizing costs where possible while continuing to maximize the value of the disposition. Wi-LAN expects to complete this phased action by the end of its second quarter on April 30, 2006, ultimately reducing its workforce by approximately 50 positions. The company is pursuing potential partners interested in purchasing one or more of its commercial broadband wireless access product lines. Wi-LAN will work cooperatively with its suppliers, customers, distributors and other stakeholders to ensure an orderly transition of the business. At the same time, the company is working with several industry players to execute novel approaches to market its existing IP solutions, patent portfolio and expertise, and to develop new IP solutions for the growing broadband wireless fixed and mobile markets. For further information refer to note 16(c) to the *Consolidated Financial Statements*.

With the launch in April of the WiMAX system-on-chip ("SoC") co-developed by Wi-LAN and Fujitsu Microelectronics America ("Fujitsu"), opportunities for the generation of license, technology and engineering services revenue are improving and the Company's IP business is expected to grow its contribution to financial results in fiscal year 2006. Wi-LAN has an agreement in place to collect royalties on Fujitsu's sales of the WiMAX SoC and the Company is marketing additional IP solutions that resulted from its SoC development. These solutions, a WiMAX Media Access Control Layer ("MAC") core, a WiMAX Physical Layer ("PHY") base-band core and a WiMAX reference design and board, are designed to allow semiconductor companies and broadband wireless equipment suppliers to accelerate their WiMAX product development.

The IP Division's business objective is to improve the Company's financial results by providing constructive IP solutions to WiMAX equipment suppliers and semiconductor manufacturers and helping them to accelerate their WiMAX product development. To support this objective, in the fourth quarter of fiscal year 2005 the technical staff of the division has been increased, primarily through transferring staff from the Product Division, and most of the new IP staff have been assigned to development projects supported by industry partners, providing immediate revenue to offset expenditures. These projects are primarily focused on enhancements to existing WiMAX PHY and MAC products to add features to the versions designed for fixed WiMAX applications, and to develop products designed for mobile WiMAX. Wi-LAN's IP Division is positioned to provide its customers with industry-leading products and services including key IEEE 802.16 PHY and MAC core designs and software, semiconductor design expertise, reference design kits for WiMAX subscriber and base stations, and access to Wi-LAN's WiMAX-applicable patent portfolio. The Company will continue to place increased focus on its IP business opportunities going forward.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee. For further information refer to note 3 to the *Consolidated Financial Statements*.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation

In prior fiscal years, Wi-LAN applied the fair value based method of accounting only to stock options granted to contract personnel and to warrants issued upon research and development contracts for non-recoverable research and development expenses, and the intrinsic value method of accounting was applied to employee stock options. In the 2005 fiscal year, Wi-LAN is accounting for employee stock options using the fair value based method. For further details, refer to note 3(m) to the *Consolidated Financial Statements*.

Equity Obligations

In prior financial statement presentations, Wi-LAN accounted for its obligation to issue warrants under the TPC program as a charge to research and development expense and an accrual to shareholders' equity. In the current fiscal year, Wi-LAN is accounting retroactively for the obligation to TPC as debt of $4,508 in fiscal year 2005, $3,665 in fiscal year 2004, and $2,285 in fiscal year 2003. If the warrants, which have a fair value of $5 million, are exercised, this obligation will be again be treated as equity and shown as share capital. For further details, refer to note 3(n) and note 10(b) to the *Consolidated Financial Statements*.

Deferred Stock Units

In 2005, a Deferred Stock Unit ("DSU") plan was established for certain designated employees and directors. Under the plan, DSU's are payable in cash upon the occurrence of certain specified events and are expensed on the date of grant as compensation expense and recorded as an accrued liability. For further details, refer to note 3(o) to the *Consolidated Financial Statements*.

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IMPACT OF INFLATION ($000'S)

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low for countries in which Wi-LAN sources its supplies and people.

FOREIGN CURRENCY ($000'S)

The Company's consolidated revenue and consolidated cost of product sales are primarily denominated in US dollars. Operating expenses are primarily denominated in Canadian dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results and may affect financial guidance. Based on the distribution of revenue and cost of product sales for the twelve months ended October 31, 2005, a Canadian one-cent decrease in the value of the US dollar is estimated to decrease the Company's revenue and net income by $218 and $73 respectively.

CONTINGENT LIABILITIES

As at October 31, 2005, the Company was committed to purchase up to 50,000 SoC's from a manufacturer if that manufacturer was not able to find purchasers for 100,000 of the SoC's two years after they are completed and in commercial production (estimated to be April 2007). As at October 31, 2005 and 2004 no liability has been accrued for this commitment, as the ultimate amount of SoC's that may need to be purchased cannot be determined.

In June 2004, the Company commenced a legal action in Canada for patent infringement against Cisco Systems Inc. ("Cisco"), for producing and selling IEEE standard 802.11a/g devices without a license from Wi-LAN. Subsequent to the 2005 fiscal year end, on December 2, 2005 Wi-LAN announced that it has signed an agreement with Cisco in which the companies have agreed to terminate all legal actions pending between them.

The Company is engaged in three separate legal actions and, as the amount of liability is undetermined at this time, no liability has been accrued for claims on these actions:

- In September 2002 the Company, its former Executive Chairman, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants.
- In August 2001, the Company was served with a Statement of Claim for alleged breach of a patent license and technology transfer agreement.
- In June 2005, the Company was served with a lawsuit for alleged defective products.

For further information refer to Note 12 to the *Consolidated Financial Statements*.

DISCLOSURE CONTROLS AND PROCEDURES

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 14, 2005, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's Corporate Disclosure Policy and the functioning of its executive officers, board of directors and board committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures, and the identification and communication of material information.



RISKS AND UNCERTAINTIES

In addition to risks described elsewhere in this report, the Company is subject to each of, and the cumulative effect of all of, the following risk factors:

- Competition in the wireless telecommunications industry and competition from wired telecommunications;
- Technological change, new products and standards and dependence on proprietary technologies;
- Risk of third party claims for patent infringement;
- Risk of inability to protect the Company's intellectual property against unauthorized or infringing uses;
- Risk of inability to effectively manage future growth and expansion;
- Dependence on key personnel, products and customers;
- Variances in the industry growth rate;
- Dependence on continuing demand for the Company's intellectual property products;
- Finite financial resources and the potential need for future financing;
- Dependence on third party manufacturers, suppliers and licensees;
- Potential fluctuations in quarterly results;
- Lengthy and variable sales cycles;
- Risks related to acquisitions and partnerships;
- Reliance on international sales;
- Product liability issues;
- Changes in the regulatory environment; and
- Changes in currency exchange rates.

ADDITIONAL INFORMATION

Additional information regarding the Company is available at www.sedar.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis (MD&A), compiled as of December 14, 2004, should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes (Financial Statements and Notes). The MD&A has been prepared with reference to the Financial Statements and Notes, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). **All financial amounts are expressed in thousands of Canadian dollars, except per share data, and except as otherwise indicated.**

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain statements in the MD&A, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to, continued increased demand for the Company's products, the Company's ability to maintain its technological leadership in the field of high-speed data communications, the Company's ability to attract and retain key employees, the enforceability of the Company's patents, the Company's ability to raise capital on acceptable terms when needed, the availability of key components, and potential changes in currency exchange rates. These risks and uncertainties may cause actual results to differ from information contained herein. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These statements are based on the estimates and opinions of Management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

FINANCIAL HIGHLIGHTS ($000's)



Consolidated Revenue ($000's)
00
01
02
03
04
30,000
20,000
10,000
0
$16,009
$24,802
$23,323
$26,862
$25,336
BWA – W-OFDM
BWA – Other
Licensing
Antennas

Sales of Wi-LAN's W-OFDM-based Libra products grew by $2,086 (46%) in 2004, but lower sales of other broadband wireless access and antenna products more than offset this growth.

Consolidated revenue for fiscal year 2004 was $25,336, meeting the Company's adjusted guidance of $25,000 to $28,000 in fiscal year 2004, and $(1,526) or 5.7% less than revenue of $26,862 for the 2003 fiscal year. Although annual sales of Wi-LAN's pre-WiMAX Libra product series, based on Wi-LAN's patented W-OFDM technology, were up 46.2% or $2,086, and license, technology and engineering services revenues were up 40.4% or $95, these improvements were not sufficient to offset a 17.8% or $(3,096) decline in annual sales of other broadband wireless products and a 13.2% or $(611) decline in antenna sales. Consolidated revenue for the three months ended October 31, 2004 was $6,148, which is $(1,783) or 22.5% less than the $7,931 reported for the same period in fiscal year 2003 and $4 or 0.1% more than the $6,144 revenue reported for the prior three months ended July 31, 2004.

Product gross margin (excluding license, technology and engineering services revenue) for fiscal year 2004 was $11,996 or 48.0% of product revenue, which is $(864) or (0.3) percentage points less than the product gross margin of $12,860 or 48.3% of product revenue for the 2003 fiscal year. The decline in product gross margin was caused primarily by the $(1,621) decline in product revenue in fiscal year 2004 compared with fiscal year 2003. **Gross margin** including license, technology and engineering services revenue for fiscal year 2004 was $12,326 or 48.6% of revenue, which is $(769) or (0.1) percentage points less than the gross margin of $13,095 or 48.7% of revenue for the 2003 fiscal year. Product gross margin for the three months ended October 31, 2004 was $2,895 or 47.1% of product revenue, which is $(650) less or 1.6 percentage points more than the $3,545 or 45.5% of product revenue reported for the same period in fiscal year 2003, and $34 or 1.2 percentage points more than the $2,861 or 46.9% of product revenue reported for the prior three months ended July 31, 2004.

Net loss for fiscal year 2004 was $(7,049) compared with $(4,606) in the 2003 fiscal year, a change of $(2,443). Net loss in the year declined due to the $(769) impact of lower gross margin and the $(2,701) impact of higher operating expenses, partly offset by a $1,022 gain from non-operating income, gains and charges. Net loss for the three months ended October 31, 2004 was $(2,861), which is $(1,995) less than the $(866) reported for the same period in fiscal year 2003, and $(693) less than the $(2,168) net loss for the prior three months ended July 31, 2004.



Results Of Operations ($000's)

QUARTERLY FINANCIAL SUMMARY

($000's unless stated otherwise)	3 months ended							
	2004				2003			
Statement of Operations Information	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Revenue - geographic								
Americas	$ 3,552	$ 3,292	$ 3,512	$ 3,051	$ 3,288	$ 3,462	$ 3,201	$ 2,356
Europe, Middle East & Africa	2,187	2,026	2,147	2,314	2,621	2,625	1,510	1,589
Asia Pacific	409	826	829	1,190	2,022	1,416	1,261	1,511
Total revenue	6,148	6,144	6,488	6,555	7,931	7,503	5,972	5,456
Revenue by product category								
OFDM radios	1,402	1,419	1,742	2,040	2,114	769	811	825
Other radios	3,741	3,614	3,621	3,394	4,210	5,436	3,958	3,861
Antennas	1,005	1,072	1,125	830	1,464	1,298	1,111	770
Subtotal	6,148	6,105	6,488	6,264	7,788	7,503	5,880	5,456
License, tech. & eng. revenue	–	39	–	291	143	–	92	–
Total revenue	6,148	6,144	6,488	6,555	7,931	7,503	5,972	5,456
Product gross margin[1]	2,895	2,861	2,921	3,610	3,545	3,728	3,143	2,536
% of product revenue	47.1%	46.9%	45.0%	53.0%	45.5%	49.7%	51.9%	46.5%
Operating income (loss)	(2,657)	(2,239)	(1,810)	(669)	(617)	204	(808)	(2,684)
Net income (loss)	(2,861)	(2,168)	(1,509)	(511)	(866)	37	(989)	(2,788)
Earnings (loss) per share ($/share)	$ (0.07)	$ (0.05)	$ (0.04)	$ (0.01)	$ (0.03)	$ –	$ (0.03)	$ (0.09)
Cash Flow Information	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Cash from (used in) operations[2]	$ (610)	$ (4,002)	$ (794)	$ (565)	$ 755	$ 1,844	$ (810)	$ (2,049)
Financing	(874)	(22)	10,758	1,539	22,302	25	(54)	(51)
Investments	(92)	(5,507)	(12,035)	(1,581)	28	(8)	(18)	3
Change in cash	(1,576)	(9,531)	(2,071)	(607)	23,085	1,861	(882)	(2,097)
Cash, beginning of period	15,344	24,875	26,946	27,553	4,468	2,607	3,489	5,586
Cash, end of period	13,768	15,344	24,875	26,946	27,553	4,468	2,607	3,489
Balance Sheet Information	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Working capital	$ 17,332	$ 20,218	$ 27,332	$ 28,522	$ 28,607	$ 5,926	$ 3,932	$ 4,845
Long term debt	7,842	7,932	8,000	–	–	–	–	–
Shareholders' equity	39,495	41,881	38,715	36,504	34,880	12,891	10,928	11,887
Total assets	54,234	55,349	53,666	45,511	44,683	21,554	19,566	21,700

[1] Excluding license, technology and engineering services revenue.

[2] Includes change in non-cash operating working capital balances.

REVENUE

CONSOLIDATED REVENUE

Refer to **Consolidated revenue** in the financial highlights section.

The following issues had a negative impact on revenue in the year ended October 31, 2004:

- Wi-LAN is experiencing a dramatic shift in the broadband wireless marketplace that has effectively caused delays in the purchasing decisions of its customers. Many of Wi-LAN's current early adopter customers, including wireless Internet service providers, system integrators and value-added resellers, are entering a new phase where expansion plans are in various stages of finalization, including obtaining financing and regulatory approvals. Larger potential customers such as telecommunications carriers, cable companies, utility companies and large retailers are demonstrating interest in Wi-LAN's Continuity Program™ and in future WiMAX compliant products but their sales cycle is longer than Wi-LAN's typical customer.



- While Wi-LAN's Continuity Program has been instrumental in encouraging vendors to deploy Wi-LAN's pre-WiMAX equipment today, the Company continued to experience a slowdown in sales in anticipation of Wi-LAN's Libra MX™ product series, launched on November 15, 2004, and in anticipation of WiMAX compliant equipment in 2005.
- Competitive pricing pressure has increased as other broadband wireless equipment vendors are offering BWA equipment at steeply discounted pricing to establish market share, particularly in the Chinese market.

Wi-LAN has undertaken a comprehensive review of its sales, marketing, operations and product development practices, including processes, product features, pricing, and personnel and is taking the actions required to meet today's challenges:

- Wi-LAN has hired two new vice presidents to lead its sales and marketing departments. Chris Beadle is Vice-President, Global Sales and John Seliga is Vice President, Marketing. Mr. Beadle held vice president level sales and marketing positions at Bell West and TELUS Communications between 1996 and 2002. Mr. Seliga's most recent position was Vice President Marketing – IP Solutions at TELUS Communications and he has held several executive positions at TELUS over the past eight years. As well, the Company appointed a new vice president, Shawn Lightfoot, former Manager of Hardware Development at Wi-LAN, to head up its technology department following the resignation of Shawn Taylor in August 2004.
- The sales force is continuing to be restructured and upgraded:
  - Senior sales managers have been appointed for specific global regions, providing more management focus on sales opportunities, and speeding up decision-making where action is necessary to address regional revenue opportunities.
  - The Company has adapted its US sales model, where a few "super distributors" support multiple resellers in their region, to other regions of the world.
  - A new Director of Channel Management has been hired to increase the effectiveness of Wi-LAN's sales channels.
- The Company plans to establish regional return and repair centers in Europe and Asia to provide greater support for non-North American distributors, encourage more pilot installations, reduce the cost and time of sourcing product and increase Wi-LAN's overall value proposition.
- The Company is planning regional marketing presentations and webinars explaining Wi-LAN's WiMAX strategy, and one was recently completed in the Middle East. These presentations enable Wi-LAN's channel partners to understand the strategic benefits of the Wi-LAN roadmap, in the context of all the market hype associated with WiMAX readiness, and provide straight answers with accurate information on how the WiMAX vision is being turned into commercially deployable product.
- The Company recently improved its sales opportunities by launching the Libra Mobilis™ product in October 2004 and the Libra MX product series in November 2004. Wi-LAN has also added new competitively priced products to its VIP product line and provided bundled pricing for its Ultima3 and Libra 5800 products.
- Several new marketing initiatives are being undertaken to drive sales growth:
  - Intense targeting of key customer segments in which Wi-LAN has a strong competitive advantage, including transit systems (Libra Mobilis) and Competitive Service Providers (Libra MX).
  - Leverage Wi-LAN's Libra MX platform along with its Continuity Program, the guaranteed path to WiMAX compatibility, to stake out a strong position among the early adopters of WiMAX solutions.
  - Strike mutually beneficial OEM relationships with suppliers to target other key customer segments including tier one Telco's.
  - Increase prepackaged "application solution sets" such as integrated HotZone solutions and VoIP solutions.
  - Close collaboration with customers and key partners to design and develop the industry's best-in-class WiMAX products.


Operating Expense ($000's)
00
01
02
03
04
Selling, marketing, operations and admin.
Research and development
Depreciation, amortization and special charges
$25,532
$42,514
$19,391
$17,000
$19,701

Wi-LAN continues to spend a significant portion of its operating expenses on research and development of leading-edge broadband wireless products.



- Progress is being made on the WiMAX SoC, in partnership with Fujitsu Microelectronics America (Fujitsu), and the WiMAX Media Access Control (MAC) software project. Both of these projects are focused on ensuring the availability of WiMAX compliant equipment once WiMAX conformance testing is available later in 2005.

- Wi-LAN will collect royalties on Fujitsu's sales of the WiMAX SoC once Fujitsu begins marketing this product, and the Company is investigating opportunities to market its MAC software.

- The Company is engaging in a Six Sigma initiative to radically improve its corporate performance and customer focus. Six Sigma is a measure of quality that strives for near perfection. It is a disciplined, data-driven approach and methodology for eliminating defects in processes. General Electric, one of the most successful companies implementing Six Sigma, has estimated benefits of approximately $10 billion during its first five years of implementation.

- TIL-TEK Antennas is continuing to actively seek new market opportunities to increase its sales, and has recently signed an Original Equipment Manufacturer (OEM) agreement that is expected to significantly increase future antenna sales.

Wi-LAN is currently experiencing a historic shift in the broadband wireless marketplace as interest in broadband wireless is building largely due to the momentum created by the WiMAX Forum, an association formed to facilitate the deployment of standards-based broadband wireless networks. The WiMAX Forum is comprised of key industry players including AT&T, Cisco Systems, Fujitsu, Intel, Motorola and Nortel. Wi-LAN is a key player as a founding member of the WiMAX Forum with two WiMAX board seats. As well, Wi-LAN chairs the WiMAX technical committee charged with setting the specifications and procedures for WiMAX conformance testing and Wi-LAN's patents on W-OFDM technology and on the MAC software form key components of the WiMAX specifications.

Wi-LAN expects product sales to grow on several fronts in fiscal 2005:

- Sales of the new pre-WiMAX Libra MX products are expected to gain Wi-LAN a foothold in the emerging WiMAX-standard equipment market. Wi-LAN expects to have this equipment commercially available in February 2005 and Wi-LAN's Continuity Program guarantees its customers a seamless and economic transformation to WiMAX compliant networks when WiMAX compliant equipment comes online later in 2005.

- Wi-LAN expects to begin to deploy WiMAX compliant Libra MX equipment once the WiMAX Forum makes conformance testing available in 2005.

- Sales of Wi-LAN's Ultima3, VIP and antenna product lines are expected to continue to grow as existing customers expand their networks and new customers capitalize on the extensive feature sets and favorable economics of these products.

- Entry into the Intelligent Transportation Systems (ITS) market with Wi-LAN's new Libra Mobilis, the first commercially available two-way broadband wireless product designed for a high-speed mobile environment, is planned in 2005. The market for ITS mobile broadband wireless equipment is in its infancy, so limited trial sales of Libra Mobilis are expected in fiscal year 2005. G7soft Co., Ltd. (formerly Wellink) (G7soft), Wi-LAN's South Korean ITS equipment co-development partner, is marketing Libra Mobilis in South Korea and Wi-LAN has created and staffed sales and marketing positions focused on the ITS market to generate Libra Mobilis sales outside of Korea. Wi-LAN expects to be in various trials of the Libra Mobilis equipment in 2005, and the global demand for this equipment is expected to be significant over the next several years, driven largely by the requirement for better security on public transportation systems. Although Wi-LAN has agreed to provide G7soft with up to several million dollars of Libra Mobilis equipment over the next three quarters, the rate at which G7soft will be able to deliver orders for Libra Mobilis is dependent on its customers' decision making processes and business needs, which will likely result in orders in fiscal year 2005 being significantly less than the maximum amount of several million dollars originally committed.

- License, technology and engineering services revenue is largely dependent on royalties from related sales of Wi-LAN's licensees.

Revenue from the Company's **broadband wireless products** for fiscal year 2004 was $20,974, which is $(1,010) or 4.6% less than the $21,984 reported for fiscal year 2003. Revenue from the Company's broadband wireless access products for the three months ended October 31, 2004 was $5,143, which is $(1,181) or 18.7% less than the $6,324 reported for the same period in fiscal year 2003 and $110 or 2.2% more than the $5,033 reported for the prior three months ended July 31, 2004. The 2004 broadband wireless revenue consisted of:

- $6,604 from the Company's Libra product series, based on Wi-LAN's patented Wide-band Orthogonal Frequency Division Multiplexing (W-OFDM) technology. Wi-LAN's new Libra MX product will be the platform for Wi-LAN's Wi-MAX compliant products in 2005. This amount is $2,086 or 46.2% more than the $4,518 of Libra product series revenue reported for fiscal year 2003.



- $14,370 from Wi-LAN's other broadband wireless products, which is $(3,096) or 17.7% less than the $17,466 of other broadband wireless revenue reported for fiscal year 2003.

Revenue from the Company's **antenna products** for fiscal year 2004 was $4,032, which is $(611) or 13.2% less than the $4,643 recorded for fiscal year 2003. Revenue from the Company's antenna products for the three months ended October 31, 2004 was $1,005, which is $(459) or 31.3% less than the $1,464 reported for the same period in fiscal year 2003 and $(67) or 6.2% less than the $1,072 recorded for the prior three months ended July 31, 2004. Antenna product sales have not experienced expected growth over the past several quarters and the division is continuing to actively seek new market opportunities to improve its financial results.

License, technology and engineering services revenue for fiscal year 2004 was $330, which is $95 or 40.4% more than the $235 reported for fiscal year 2003. This revenue was generated as the Company partnered with third parties to develop new applications for Wi-LAN's W-OFDM technology, namely its Libra Mobilis products and its Libra MX system. These products were launched in October and November 2004, and development continues on value-added features and upgrades for Libra Mobilis and on WiMAX compliance of the Libra MX platform. License, technology and engineering services revenue for the three months ended October 31, 2004 was $nil, compared with $143 reported for the same period in fiscal year 2003 and $39 reported for the prior three months ended July 31, 2004. Progress regarding license, technology and engineering services revenue for the 2004 fiscal year was as follows:

- Wi-LAN is continuing discussions with Philips Semiconductor regarding the licensing agreement that Wi-LAN signed with Philips in 1999. The agreement relates to Philips' second-generation WiFi (802.11a/g and 802.11g) chipsets, which became available in production quantities in Q4 2003. Wi-LAN and Philips have differing interpretations of the nature of the agreement and are actively working towards resolving their differences. Wi-LAN is still hopeful of an amicable resolution to this matter that will result in payment to Wi-LAN.
- Royalties from Wi-LAN's technology development and licensing agreement with Fujitsu are expected as Fujitsu begins to market the WiMAX SoC in 2005.
- On June 23, 2004 Wi-LAN initiated a patent infringement lawsuit against Cisco Systems and OCR Concepts Canada for sales of Cisco's 802.11a/g based Linksys and Aironet products in Canada.
- Wi-LAN's patent infringement lawsuit with Redline Communications has been settled, and Redline is paying Wi-LAN a royalty for every advanced OFDM wireless device that it has produced and will produce in the future, regardless of where the devices are sold.
- Wi-LAN acquired 17 U.S. patents and patent applications, including their foreign counterparts from Ensemble Communications Inc., a U.S. broadband wireless equipment supplier that recently decided to wind-up its business. These patents relate to the WiMAX MAC software. This acquisition advances Wi-LAN's goal to produce the world's first WiMAX compliant broadband wireless systems and strengthens Wi-LAN's technology licensing strategy with regard to such systems.

GEOGRAPHIC REVENUE

Wi-LAN's **Americas revenue** for fiscal year 2004 was $13,407, which is $1,101 or 9.0% more than the $12,306 reported for fiscal year 2003.

Wi-LAN's **European, Middle East and Africa (EMEA) revenue** for fiscal year 2004 was $8,674, which is $328 or 3.9% more than the $8,346 reported for fiscal year 2003.

Wi-LAN's **Asia Pacific revenue** for fiscal year 2004 was $3,255, which is $(2,955) or 47.6% less than the $6,210 reported for fiscal year 2003.

PRODUCT GROSS MARGIN

Product gross margin for fiscal year 2004 was $11,996 or 48.0% of product revenue, which is $(864) or (0.3) percentage points less than the product gross margin of $12,860 or 48.3% of product revenue for the 2003 fiscal year. In fiscal year

Geographic Revenue ($000's)	00	01	02	03	04
■ Americas □ EMEA □ Asia Pacific					
	$16,009	$24,802	$23,323	$26,862	$25,336

Sales to the Asia Pacific region declined in 2004 as Chinese orders did not materialise, while other regions showed modest growth.



2003, a non-cash inventory valuation adjustment increased Wi-LAN's product gross margin by $898 and in fiscal year 2004 the effect of the adjustment was to increase Wi-LAN's product gross margin by $1,471. The inventory valuation adjustments resulted from application of the Company's accounting policy that provides for an inventory valuation allowance based on a quarterly review of the composition, quantity, and expected future usage or sales of inventory. In fiscal years 2003 and 2004, sales of inventory were higher than expected and some products that had been written off in prior years were sold in 2003 and 2004. Product gross margin for the three months ended October 31, 2004 was $2,895 or 47.1% of product revenue, which is $(650) less or 1.6 percentage points more than the $3,545 or 45.5% of product revenue reported for the same period in fiscal year 2003, and $34 or 1.2 percentage points more than the $2,861 or 46.9% of product revenue reported for the prior three months ended July 31, 2004. For further disclosure, refer to Notes 4 and 12 to the Financial Statements.

OPERATING LOSS

The Company's **operating loss** for fiscal year 2004 was $(7,375), compared with $(3,905) for fiscal year 2003, an increase of $(3,470). This increase was due to a decrease of $(769) at the gross margin level (explained in the "financial highlights" section) and a $2,701 or 15.9% increase in annual operating expense. The Company's operating loss for the three months ended October 31, 2004 was $(2,657), compared with $(617) for the three months ended October 31, 2003, and $(2,239) for the prior three months ended July 31, 2004.

Operating expenses for fiscal year 2004 were $19,701, an increase of $2,701 or 15.9% compared with $17,000 for the 2003 fiscal year. Operating expenses for the three months ended October 31, 2004 were $5,552, an increase of $1,247 or 29.0% compared with $4,305 for the same period in fiscal year 2003, and an increase of $413 or 8.0% compared with $5,139 for the prior quarter ended July 31, 2004. The increase in annual operating expense was made up of the following items:

- Recurring cash operating expenses (sales and marketing, research and development, operations, general and administrative, interest on long term debt) for fiscal year 2004 were $18,631, increased by $3,620 or 24.1% when compared with $15,011 for fiscal year 2003:
  - **Sales and marketing (S&M)** expense for the year ended October 31, 2004 was $6,135, an increase of $712 or 13.1% compared with $5,423 for the 2003 fiscal year. In 2004 Wi-LAN continued to strengthen its sales and marketing in an effort to grow future sales. This resulted in replacing two vice presidents in October 2004 (see consolidated revenue disclosure above) and the creation and staffing of new sales and marketing positions focused on key markets and on improving performance of channel partners.
  - **Research and development (R&D)** expense for the year ended October 31, 2004 was $6,987, an increase of $2,405 or 52.5% compared with $4,582 for the 2003 fiscal year. During 2004 Wi-LAN continued to develop its Libra MX system, its Libra Mobilis products, its WiMAX MAC software and, in collaboration with Fujitsu, the WiMAX compliant System-on-Chip (SoC). R&D expense is expected to stabilize in fiscal year 2005.

The Company accounts for its obligation to issue warrants under the Technology Partnerships Canada (TPC) program as a charge (amortization of TPC warrants) to R&D expense and an accrual to shareholders' equity. In accordance with revised Canadian accounting standards, the Company will account for its obligation to TPC as a financial liability, rather than an accrual to shareholders' equity, effective November 1, 2004. R&D expense is reduced by received and accrued cash receipts from TPC, and increased by the non-cash amortization of future warrants owed to TPC, as detailed in the following table:

	Year ended October 31	
$000's	2004	2003
Total R&D expenditures	$ 7,867	$ 4,466
Less: TPC contributions	2,260	2,169
% of expenditures	28.7%	48.6%
Cash R&D expense	5,607	2,297
Add: Amortization of TPC warrants	1,380	2,285
Reported R&D expense	6,987	4,582

Wi-LAN believes it is critical to maintain key R&D expenditures, in spite of lagging revenue, because the Company must over the next three quarters complete the development of products for potentially large opportunities for WiMAX and Intelligent Transportation Systems (ITS) products. Essential product development projects are as follows:

- Several projects are underway to further develop Wi-LAN's Libra MX equipment, and Wi-LAN expects to begin to deploy WiMAX compliant Libra MX equipment once the WiMAX Forum makes conformance testing available in 2005. This market has been estimated by Intel to be in the range of 11 million subscribers, a multi-billion dollar equipment market, by 2008 and to grow significantly thereafter as mobile applications are



addressed. Wi-LAN believes it can grow its share of this market due to its solid track record in building commercial OFDM equipment.

- Wi-LAN's Libra Mobilis product series was launched on October 19, 2004, and development continues on further product enhancements. Wi-LAN believes it has a significant technology lead over its competition in this market and further product enhancements will maintain this advantage, allowing the Company to capitalize on the expected market demand. These mobile wireless systems are initially intended for broadband communications for high-speed trains in the Asia-Pacific region, including real-time video security, video advertising and broadband wireless Internet.

- **Operations expense** for the year ended October 31, 2004 was $2,292, an increase of $219 or 10.6% compared with $2,073 for the 2003 fiscal year. The increases were largely due to a generous customer satisfaction program that began in Q2, initiation of new quality control processes, and proactive product refurbishment initiatives. These actions are expected to result in improved product quality and higher customer retention / satisfaction rates.

- **General and administration (G&A)** expense for the year ended October 31, 2004 was $2,990, an increase of $57 or 1.9% compared with $2,933 for the 2003 fiscal year. G&A expenses vary from quarter to quarter due to variations in various finance, legal, business development, investor relations and corporate communications activities.

- **Interest on long term debt** was $227 for the year ended October 31, 2004, compared with $nil in fiscal year 2003, due to the mortgage on the Company's head office building which the Company purchased in March 2004. The Company leased the building in 2003, so no interest on long-term debt was recorded in that year.

- **Depreciation and amortization** for fiscal year 2004 was $1,070, a decrease of $(149) when compared to $1,219 for fiscal year 2003.

- **Operations consolidation costs** were $nil in fiscal year 2004, compared to $770 in fiscal year 2003. In fiscal year 2003 Wi-LAN took action to further reduce quarterly expenses and improve operational efficiency by transferring its California operations into its lower cost Calgary head office. For further disclosure, refer to Note 13 to the Financial Statements.


NET LOSS

Net Loss From Continuing Operations ($000's)


00
01
02
03
04
0
-20,000
-40,000
$(18,350)
$(44,196)
$(33,207)
$(4,606)
$(7,049)

Net loss for fiscal year 2004 increased compared with fiscal year 2003 as revenue did not increase to offset increased spending, primarily R&D.

The Company's **net loss** for fiscal year 2004 was $(7,049) compared with $(4,606) in the 2003 fiscal year, an increase of $(2,443). Net loss for the three months ended October 31, 2004 was $(2,861), which is $(1,995) more than the $(866) reported for the same period in fiscal year 2003, and $(693) more than the $(2,168) net loss for the prior three months ended July 31, 2004. The increase in the net loss in fiscal year 2004 resulted partly from the increase in operating loss of $(3,470) previously described. Excluding the operating loss, the net loss for fiscal year 2004 was improved by $1,022 over fiscal year 2003. The following items contributed to this improvement in the annual net loss:

- **Loss on impairment of investments** for fiscal year 2004 was $nil, compared with $(350) for fiscal year 2003. These losses are write-downs resulting from Company reviews of the fair value of portfolio investments held. For further disclosure, refer to Note 7 to the Financial Statements.

- **Interest and bank charges** for fiscal year 2004 was $(117), compared with $(63) for fiscal year 2003, in increase of $(54).

- **Interest income** for fiscal year 2004 was $384, compared with $126 in fiscal year 2003, an increase of $258. This increase is due to changes in interest income earned on cash balances, which varied throughout the reporting periods.

- **Gains on disposal** for fiscal year 2004 were $nil, compared with $64 in fiscal year 2003. This item is due to the timing of minor disposals of assets and equity investments throughout the reporting periods.

- **Other income** for fiscal year 2004 was $351, compared with $78 in fiscal year 2003, an increase of $273. This item is largely rent revenue for fiscal year 2004 and write-offs and subsequent recoveries of liabilities for fiscal year 2003.


493

- **Foreign exchange gain (loss)** for fiscal year 2004 was $(232), compared with $(491) in fiscal year 2003, a loss reduction of $259. This change is due to gains and losses on foreign exchange transactions and the translation of revenue and expense from US dollars to Canadian dollars. Wi-LAN products use components usually priced in US dollars and Wi-LAN sells most of its products in US dollars, which produces both receivables and collections in US dollars. An accounting translation into Canadian dollars is done at the time of each transaction. Thus, the rapid decline of the value of the US dollar relative to the Canadian dollar between the time of sale and the time of collection was a major reason for the fiscal year 2004 foreign exchange loss.
- **Income tax** for fiscal year 2004 was $(60) compared with $(65) in fiscal year 2003, a decrease of $(5), due to large corporations tax.

FINANCIAL CONDITION, LIQUIDITY, AND REQUIREMENTS OUTLOOK

Consolidated cash on October 31, 2004 was $13,768 compared with $27,553 on October 31, 2003, a reduction of $(13,785), and a reduction of $(1,576) compared with $15,344 on July 31, 2004. The twelve-month reduction of consolidated cash of $(13,785) consisted of $(6,344) used in operations (including changes in non-cash working capital balances), $11,774 from financing, and $(19,215) spent on investments.

- **Cash used in operations** in fiscal year 2004, including changes in non-cash working capital balances, of $(6,344) was due to the cash net loss from continuing operations, which decreased cash from operations by $(4,341), and changes in non-cash operating working capital balances that reduced cash from operations by $(2,003) in fiscal year 2004 compared to fiscal year 2003.

  The working capital items that decreased cash used in operations were:

  - changes in accounts receivable, which contributed $(1,319) less cash;
  - changes in inventories, which contributed $(831) less cash;
  - changes in prepaid expenses and deposits, which contributed $(170) less cash;
  - changes in deferred revenue, which contributed $(290) less cash; and
  - changes in cost of excess space, which contributed $(76) less cash.

  These items were partly offset by:

  - changes in accounts payable and accrued liabilities, which contributed $612 more cash; and
  - changes in warranty liabilities, which contributed $71 more cash.

Cash From Operations ($000's)


00
01
02
03
04
0
-10,000
-20,000
-30,000
$(24,605)
$(33,903)
$(4,834)
$(260)
$(6,344)

Cash from operations was $(6,344) in fiscal year 2004 as the Company increased R&D expenditures to speed development of its WiMAX platform (Libra MX) and Intelligent Transportation Systems (Libra Mobilis) products. Wi-LAN expects to generate positive cash from operations in the third quarter of fiscal year 2005.

Cash from financing in fiscal year 2004 of $11,774 originated from share capital issued to investors of $4,167, share capital issued on exercise of stock options of $689, and long-term debt of $8,000, partly offset by $(775) of restricted cash, payments against long-term debt of $(158), and share issue costs and capital lease payments of $(149). Share capital issued to investors of $4,167 related primarily to the exercise of warrants and underwriters' options from the Company's February 14, 2002 equity unit financing, which expired on February 14, 2004. The long-term debt of $8,000 was assumed with regard to Wi-LAN's purchase of its Calgary office building in March 2004 and the restricted cash of $(775) was provided as security on the mortgage.

Cash used in investing in fiscal year 2004 of $(19,215) is attributable to the amount and timing of cash flow for the purchase and sale of capital and intangible assets, for equity interests in certain private companies, and from proceeds on disposal of equity interests in companies. In fiscal year 2004 it consisted largely of $(13,803) for property, plant and equipment, related primarily to the purchase of the Company's Calgary office building in March 2004, and $(5,412) for trademarks, patents and licenses, related primarily to the Company's purchase of patents and patent applications from Ensemble Communications in May 2004.



Consolidated working capital on October 31, 2004 was $17,332 compared with $28,607 on October 31, 2003. Wi-LAN's October 31, 2004 consolidated cash and working capital is expected to be adequate to sustain the Company's growth in existing operations. Working capital consisted of the following components:

- During fiscal 2004, **current assets** decreased by $(11,465), from $35,696 on October 31, 2003 to $24,231 on October 31, 2004. The annual decrease in current assets was due to:
  - the aforementioned decrease in cash of $(13,785);
  - partly offset by increases in:
    - accounts receivable of $1,319, from $5,518 to 6,837;
    - inventories of $831, from $2,447 to $3,278; and
    - prepaid expenses and deposits of $170, from $178 to $348.
- **Current liabilities** decreased by $(190), from $7,089 on October 31, 2003 to $6,899 on October 31, 2004. The decrease in current liabilities was due to:
  - decreases in:
    - the current portion of deferred revenue of $(232), from $298 to $66;
    - the cost of excess space of $(851), from $851 to $nil; and
    - the capital lease obligation of $(96), from $96 to $nil.
  - Partly offset by increases in:
    - accounts payable and accrued liabilities of $612, from $5,658 to $6,270;
    - warranty liabilities of $28, from $186 to $214; and
    - the current portion of long-term debt of $349, from $nil to $349.

Wi-LAN's October 31, 2004 consolidated cash and working capital is expected to be adequate to sustain the Company's growth in existing operations.

The Company's **contractual obligations** are as follows:

($000's)	Payments due by Period				
	Total	Less than 1 yr.	1 – 3 years	4 – 5 years	After 5 years
Long term debt	$ 7,842	$ 349	$ 758	$ 629	$ 6,106
Capital lease obligations	Nil	Nil	Nil	Nil	Nil
Operating leases	Nil	Nil	Nil	Nil	Nil
Purchase obligations [1]	Nil	Nil	Nil	Nil	Nil
Other long term obligations [2]	Nil	Nil	Nil	Nil	Nil
Total contractual obligations	$ 7,842	$ 349	$ 758	$ 629	$ 6,106

[1] "Purchase obligation" means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed, minimum or variable price provisions; and the approximate timing of the transaction.

[2] "Other long term obligations" means other long-term liabilities reflected on the Company's balance sheet. Refer to note 2(n) to the Financial Statements.

NEW ACCOUNTING POLICIES AND INITIAL ADOPTION

- **Stock-based compensation:** The estimated fair value of **stock options** granted to third parties is expensed in the period in which the related services are delivered. The fair value is estimated using the Black-Scholes option pricing model. No compensation expense is recognized when stock options are issued to employees and directors.

  Effective November 1, 2004 the Company will adopt the new Canadian standards for accounting for stock-based compensation granted to employees. The Company will measure the fair value of all stock options issued to employees and directors and recognize the resulting compensation expense over the period of related service, usually the vesting period of the equity instrument awarded. As permitted, the Company will adopt this change retroactively without restatement of comparative year amounts.

- **Equity obligations:** The Company accounts for its obligation to issue warrants under the Technology Partnerships Canada (TPC) program as a charge to research and development expense and an accrual to shareholders' equity. In accordance with revised Canadian standards for accounting


495

for the settlement of financial obligations with the future issuance of equity instruments, the Company will account for its obligation to TPC as a financial liability effective November 1, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from theses estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee.

- **Revenue recognition:** The Company recognizes revenue when an agreement has been signed with the customer, the product has been shipped and collection is probable.

  For product sales, these conditions normally are achieved when products are shipped. The Company estimates and records provisions for sales returns, discounts and allowances in the period the sale is reported, based on experience and other relevant factors. Certain of the Company's contractual arrangements allow for limited right of return. The Company has provided an allowance for expected sales returns, discounts, and allowances related to these customers based on the historical return rates and expected future returns of sales to these customers. The amounts of sales discounts, returns, and allowances ultimately incurred could differ in the near term from the allowances recorded in these financial statements.

  Revenue from licensing of technology and engineering services is recognized when the Company has completed or fulfilled the terms of the licensing or engineering services agreement including delivery, acceptance, and any elements that are essential to the functionality of the technology.

- **Allowance for doubtful accounts:** The Company evaluates the collectability of trade accounts receivable based upon a combination of factors with the age of the receivable beyond agreed upon terms being a major factor. Wi-LAN regularly reviews and updates its information with respect to significant receivable balances. Historically increases in revenue have also caused increased trade accounts receivable and this could increase the risk for collectability.

- **Inventory:** Parts and sub-assembly inventory is stated at the lower of cost, on a first-in, first-out basis, and net realizable value. Inventories of finished goods and work-in-progress are stated at the lower of average cost and net realizable value. A valuation allowance is established for inventories based on a review of the composition, quantity, and expected future usage or sales of inventories, including expected sales prices. The valuation allowance is part of a detailed assessment of inventory that is performed each reporting period, which includes a review of, among other factors: demand requirements; contract manufacturer agreements and commitments; product life cycle and development plans; component cost trends; product pricing; and quality issues. In 2004 and 2003 inventory has been adjusted to reflect a combination of a recovery of previous inventory allowances on sales of product and the application of the Company's accounting policy noted above. If customer demand subsequently differs from the Company's forecast, requirements for inventory write-offs could become necessary.

- **Valuation of long-term investments:** The Company records long-term investments at the lower of cost or market. The market values of the investments in Cell-Loc Location Technologies Inc., Capitol Energy Resources Ltd., Interwave Communications International Ltd., and NTG Clarity Networks Inc. are based on trading activity at or near October 31, 2004. The market value of these investments may differ from the realizable value due to the liquidity of such shares. Wi-Comm Communications Equipment Co. Ltd. and Afar Communications Inc. are private companies and the Company estimates their market values, as at October 31, 2004 to be equal to their cost. If the estimated realizable value of these investments were to differ from their present lower of cost or market values then a writedown of these investments could become necessary.

- **Long-lived assets and estimated life:** Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets. Two buildings are the only long-lived assets of the Company and they are recorded at lower of cost or their market value. Market value is determined by comparing like assets in similar locations. If the market value were to become depressed in the areas in which these buildings are located then there is a possibility a writedown could be necessary.


496

- **Patents valuation and estimated life:** Patents are being amortized straight-line over a period ranging from sixteen to twenty years. The lives of patents are based on the lesser of either the legal life of the patents or their estimated economic life. If the actual economic life of the patents were to be less than their estimated lives then the amortization of the patents would need to be accelerated.

  The carrying value of patents is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. If there are indications that the carrying value is impaired, the Company compares the carrying value of its patents to the undiscounted cash flow generated from the patents. If this assessment indicates that the carrying value of the patents may not be recoverable, the carrying value is then compared to the estimated fair value of the patents. Any impairment identified through this assessment will require that the carrying value of related patents be written down to their estimated fair value. The Company estimated the fair value of the patents as at October 31, 2004 and it was determined that by estimating future potential income from these patents that the carrying values were not impaired. For the purposes of the fair value calculation the patents relating to OFDM and the newer patents purchased from Ensemble Communications Inc. were grouped. If the actual income from the patents were not to be achieved as estimated then it is possible in the future the value of the patents could be written down.

- **Goodwill valuation:** Goodwill is not amortized and is tested annually for impairment. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value. If the carrying amount exceeds the fair value, the goodwill is written down to fair value with a charge to earnings. In 2004 and 2003, an impairment test was performed on goodwill and no impairment of carrying values was identified. The TIL-TEK reporting unit was fair valued using a discounted cash flow analysis based on future estimated cash flow. This cash flow is highly dependent on one major relationship with a Tier 1 customer and if the actual cash flow from this relationship was not to be achieved as estimated then the future the value of the goodwill could be written down to its carrying value.

- **Estimated benefit of future tax:** The Company has losses for income tax purposes that expire in various amounts from 2005 to 2014. In addition the Company has unutilized research and development tax deductions of approximately $16,400 that have an unlimited carryforward period. No recognition for the benefit of the loss carryforward of the research and development tax deductions has been made in the financial statements as the Company is unable at this time to accurately predict the amount, if any, of these tax benefits that would actually be utilized.

- **Contingent liabilities:** As at October 31, 2004 the Company was committed to purchase up to 50,000 System-on-Chips (SoC's) from a manufacturer if that manufacturer was not able to find purchasers for 100,000 of the SoC's two years after they are completed and in commercial production. As at October 31, 2004 and 2003 no liability has been accrued for this commitment as the ultimate amount of SoC's that may need to be purchased cannot be determined at this time.

  The Company is defending itself in three separate actions and the Company believes that, as the amount of liability is undermined at this time, no liability has been accrued for claims on these actions:

  - In September 2002 the Company, its Executive Chairman, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that any claim against Wi-LAN is without merit. The Company is vigorously defending the action and has filed a Statement of Defense. It has also filed a counterclaim stating that the only reason the Company was added as a defendant was for the improper purpose of naming a "deep-pocketed" and potentially insured defendant, without reasonable justification. As at October 31, 2004 and 2003 no liability has been accrued with respect to these lawsuits as it is yet to be determined if legal liability exists.

  - In June 2004, the Company commenced a legal action in Canada for patent infringement against Cisco Systems Inc. (Cisco), for producing and selling IEEE standard 802.11a/g devices without a license from Wi-LAN. Wi-LAN is seeking compensation for use of its intellectual property as well as punitive damages. Cisco has filed a Statement of Defence denying any wrongdoing and a Counterclaim against Wi-LAN seeking a judgment to have Wi-LAN's Canadian OFDM patent declared invalid. Cisco is also seeking costs of the Counterclaim plus Goods and Services Tax, and such further and other relief as the Court finds just. The amount of costs being claimed are undetermined at this time and will only be ascertained if Cisco Systems Inc. is successful in its Counterclaim and therefore, as at October 31, 2004, no liability has been accrued with respect to this Counterclaim.



- In August 2001, the Company was served with a Statement of Claim for alleged breach of a patent license and technology transfer agreement. The Company maintains that it has made all payments under the agreement and has filed a Statement of Defence to defend against this action. To date, it has yet to be determined if legal liability exists, and accordingly, no provision has been made in the Financial Statements.

IMPACT OF INFLATION

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low for countries in which Wi-LAN sources its supplies and people.

FOREIGN CURRENCY

The Company's consolidated revenue and consolidated cost of product sales are primarily denominated in US dollars. Operating expenses are primarily denominated in Canadian dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results and may affect financial guidance. Based on the distribution of revenue and cost of product sales for fiscal year 2004, a Canadian one-cent decrease in the value of the US dollar is estimated to decrease the Company's revenue and net income by $208 and $101 respectively.

RISKS AND UNCERTAINTIES

In addition to risks described elsewhere in this report, the Company is subject to each of, and the cumulative effect of all of, the following risk factors. The Company has comprehensive risk management practices in place designed to offset these risk factors to the greatest extent possible. Risk factors include:

- Competition in the wireless telecommunications industry and competition from wired telecommunications;
- Technological change, new products and standards and dependence on proprietary technologies;
- Risk of third party claims for patent infringement;
- Risk of inability to protect the Company's intellectual property against unauthorized or infringing uses;
- Risk of inability to effectively manage future growth and expansion;
- Dependence on key personnel, products and customers;
- Variances in the industry growth rate;
- Dependence on continuing demand for the Company's products;
- Finite financial resources and the potential need for future financing;
- Dependence on third party manufacturers, suppliers and licensees;
- Potential fluctuations in quarterly results;
- Lengthy and variable sales cycles;
- Risks related to acquisitions;
- Reliance on international sales;
- Product liability issues;
- Changes in the regulatory environment; and
- Changes in currency exchange rates.

ADDITIONAL INFORMATION

Additional information regarding the Company is available at www.sedar.com.


498



Wi-LAN Inc.

Consolidated Financial Statements

for the Three Months Ended January 31, 2007

(Unaudited)

March 14, 2007

499

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

Three Months Ended January 31	**2007**	**2006**
Revenues	**$ 49,265**	$ -
Income/(expenses) from the following:		
Operating expenses	**(3,390)**	(1,551)
Depreciation & amortization	**(746)**	(138)
Settlement (note 3)	**-**	9,635
Gain on sale of property (note 4)	**-**	1,145
Interest:		
Interest income	**177**	16
Interest expense on long-term debt	**-**	(55)
Other interest expense	**(10)**	-
Earnings from continuing operations before income taxes	**45,296**	9,052
Provision for income taxes (note 5)	**(16,726)**	-
Earnings from continuing operations	**28,570**	9,052
Loss from discontinued operations (note 6)	**-**	(5,662)
Net earnings	**28,570**	3,390
Deficit, beginning of period	**(165,592)**	(179,701)
Deficit, end of period	**$ (137,022)**	$ (176,311)
Earnings/(loss) per share - basic and diluted (note 8g)		
Continuing operations		
Basic	**$ 0.45**	$ 0.22
Diluted	**$ 0.43**	$ 0.22
Discontinued operations		
Basic	**$ -**	$ (0.14)
Diluted	**$ -**	$ (0.14)
Net earnings		
Basic	**$ 0.45**	$ 0.08
Diluted	**$ 0.43**	$ 0.08
Weighted average number of shares		
Basic	**63,957,925**	41,948,829
Diluted	**66,718,801**	41,948,829

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	January 31, 2007	October 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 57,756**	$ 16,680
Accounts receivable	**2,113**	400
Future tax asset (note 5)	**-**	16,726
Prepaid expenses and deposits	**287**	387
Assets of discontinued businesses (note 6)	**-**	621
Current assets	**60,156**	34,814
Furniture and equipment, net	**193**	174
Patents, net (note 7)	**43,047**	9,787
Asse	**$ 103,396**	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 1,790**	$ 814
Liabilities of discontinued businesses (note 6)	**-**	687
Current liabilities	**1,790**	1,501
Shareholders' equity:		
Common shares	**232,677**	202,396
Contributed surplus	**5,951**	6,470
Deficit	**(137,022)**	(165,592)
Shareholders' equity	**101,606**	43,274
Liabilities and Shareholders' Equity	**$ 103,396**	$ 44,775

Commitments and contingencies (note 10)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

Three Months Ended January 31	2007	2006
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 28,570	$ 9,052
Non-cash items:		
Stock-based compensation	143	50
Depreciation & amortization	746	138
Settlement (note 3)	-	(9,635)
Gain on sale of property (note 4)	-	(1,145)
Gain on sale of patents	-	(429)
Patents acquired (note 7)	(34,000)	-
Future income tax (note 5)	16,726	-
Other non-cash items	-	211
	12,185	(1,758)
Change in non-cash working capital balances:		
Accounts receivable	(1,713)	165
Prepaid expenses and deposits	100	59
Accounts payable and accrued liabilities	976	11
Cash generated from/(used in) continuing operations	11,548	(1,523)
Cash used in discontinued operations (note 6)	(66)	(4,818)
Cash generated from/(used in) operations	11,482	(6,341)
Financing		
Proceeds on sale of common shares, net of share issuance costs of $1,708	28,292	-
Share capital issued for cash on the exercise of options	1,063	-
Share capital issued for cash on the exercise of warrants	264	-
Cash received from loan payable	-	2,000
Cash generated from continuing operations	29,619	2,000
Cash used in discontinued operations (note 6)	-	(14)
Cash generated from financing	29,619	1,986
Investing		
Purchase of furniture and equipment	(25)	(1)
Purchase of patents and trademarks	-	(6)
Restricted cash	-	(2,000)
Proceeds from settlement, net (note 3)	-	9,635
Proceeds from sale of patents (note 3)	-	1,510
Cash (used in)/generated from continuing operations	(25)	9,138
Cash used in discontinued operations (note 6)	-	(99)
Cash (used in)/generated from investing	(25)	9,039
Net cash and cash equivalents generated in the period	41,076	4,684
Cash and cash equivalents, beginning of period	16,680	3,690
Cash and cash equivalents, end of period	$ 57,756	$ 8,374

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Notes to Consolidated Interim Financial Statements,
Three months ended January 31, 2007 and 2006
(Unaudited)
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. **Basis of presentation**

   Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada.

   Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications); WiMAX (broadband wireless technology that provides longer-range wireless connectivity based on IEEE 802.16 specifications); and DSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). The DSL patents were acquired from Nokia on December 4, 2006 (note 7).

   Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting its products and engineering services businesses during 2006 (note 6).

   The results of the products business and engineering services business have been reported as discontinued operations in these financial statements.

2. **Significant accounting policies**

   The consolidated interim financial statements of Wi-LAN Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the audited consolidated financial statements and accompanying notes, thereto, of the Company. These consolidated interim financial statements have been prepared following the same accounting policies disclosed in the Company's audited consolidated financial statements for the year ending October 31, 2006. The consolidated interim financial statements include the accounts of Wi-LAN and its subsidiaries. Certain comparative information has been reclassified to conform to the current year's presentation.

3. **Settlement**

   In December 2005, the Company signed an agreement with Cisco Systems Inc. for the purchase of patents, paid-up and prepaid royalties on certain patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totaling $2,013, resulted in a net gain of $9,635.

4. **Gain on sale of property**
In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

5. **Income taxes**
In the first quarter of 2007, the Company earned $45,296 of pre-tax income, and recorded a $16,726 provision for future income tax expense. Subject to results for the remaining three quarters of fiscal 2007, non-capital tax losses carried forward will be reduced by this amount, although no cash taxes will be payable as a result of their application. The year end valuation allowance of $19,975 has not been adjusted.

6. **Financial results of discontinued operations**
Wi-LAN discontinued its products and engineering services businesses in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Proceeds on the disposal of the engineering services business amounted to $100, and were included in the net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the discontinued products and engineering services businesses for the three months ended January 31, 2007 and 2006 are as follows:

Three months ended January 31	2007	2006
Revenues	$ -	$ 4,460
Gross profit	-	493
Research and development expense	-	(2,611)
Selling, general and administrative (expense)	-	(3,562)
Gain on sale of businesses and equipment	-	18
Loss from discontinued businesses	$ -	$ (5,662)

As at	January 31, 2007	October 31, 2006
Assets		
Accounts receivable	$ -	$ 621
Total assets of discontinued businesses	-	621
Liabilities		
Accounts payable and accrued liabilities	-	607
Capital leases	-	80
Total liabilities of discontinued businesses	-	687
Net liabilities of discontinued businesses	$ -	$ (66)


504

Three months ended January 31		2007		2006
Operations				
Loss from operations	$	-	$	(5,662)
Non-cash items:				
Stock-based compensation and DSUs		-		188
Depreciation & amortization		-		110
Loss on sale of businesses and other equipment		-		(18)
		-		(5,382)
Change in non-cash working capital balances:				
Accounts receivable		621		1,498
Inventory		-		779
Prepaid expenses		-		131
Accounts payable and accrued liabilities		(687)		(1,844)
Cash used in operations		(66)		(4,818)
Financing				
Capital lease payments		-		(14)
Cash used in financing		-		(14)
Investing				
Proceeds on sale of long-term investments		-		40
Purchase of property, plant and equipment		-		(139)
Cash used in investing		-		(99)
Net cash used in discontinued businesses	$	(66)	$	(4,931)

7. Patents

In December 2006, Wi-LAN licensed its patent portfolio to Nokia. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio and in partial consideration, Nokia transferred to Wi-LAN patents, both issued and pending. These patents were valued at $34,000 by an independent valuator.

8. Share capital

a) Authorized

Unlimited number of voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b) Issued and outstanding

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:


505

As at	January 31, 2007	October 31, 2006
Common shares	69,037,660	61,099,073
Securities convertible into common shares		
Stock options	3,306,463	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	456,660	772,332
	72,827,131	65,937,103

In December 2006, the Company raised net cash of $28,292 (gross proceeds of $30,000) by the sale of 6,666,700 common shares offered by way of short form prospectus. The financing was priced at $4.50 per common share.

During the quarter ended January 31, 2007, the Company issued 971,887 common shares pursuant to the exercise of stock options for proceeds of $1,063 and 300,000 common shares pursuant to the exercise of warrants for proceeds of $264.

As at January 31, 2007, no preferred shares were issued and outstanding.

c) Stock options

During the quarter, pursuant to the Company's stock option plan, the Company granted 239,000 stock options at various exercise prices ranging from $2.06 to $5.22. The options have a five-year life and vest equally over three year periods.

Stock-based compensation expense for the quarter was $143 (2006 - $50). Contributed surplus has been increased by the amount of stock-based compensation expense.

The Company uses the Black-Scholes pricing model for estimating the fair value of options granted, with the following assumptions used for this quarter:

Three months ended January 31	2007	2006
Risk free interest rate	4.3%	5.0%
Volatility	75%	80%
Expected option life (in years) - < than 50,000 options	3.0	3.0
Expected option life (in years) - > than 50,000 options	3.0	4.0
Dividend yield	0%	0%

d) Deferred stock unit ("DSU") plan

There was no change in DSUs during the quarter.

e) Warrants

During the quarter, 15,672 warrants with an exercise price of $3.35 expired and a total of 300,000 warrants were exercised at a price of $0.88.

f) Restricted share units ("RSUs")

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted 750,000 RSUs under the RSU Plan. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the quarter ended January 31, 2007, the Company settled in cash 250,000 RSUs for $1,162.

g) **Per share amounts**
The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic EPS computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

Three months ended January 31	2007	2006
Basic weighted average common shares outstanding	-	41,948,829
Effect of stock options and warrants	2,760,876	-
Diluted weighted average common shares outstanding	2,760,876	41,948,829

The effect of the assumed conversion to common shares of the stock options and warrants outstanding for the three months ended January 31, 2006, is anti-dilutive and therefore excluded from the computation above.

9. Supplemental cash flow information

Three months ended January 31		2007		2006
Cash interest received/(paid), net included in operations	$	117	$	(44)
Non-cash investment				
Patents acquired in consideration for license		34,000		-
Shares issued for Ensemble patent rights		-		1,500

10. Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006 Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against the Company.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wanted to proceed expeditiously with its litigation and decided not to appeal this decision.

The Company has been awaiting D-Link's consent to minor amendments in Wi-LAN's claim. D-Link recently consented to those amendments, and, if necessary, Wi-LAN will attend in court on March 19, 2007 to request that the court approve the amended Claim. Assuming the court does approve the amendments, Wi-LAN will serve the amended Claim on D-Link, and D-Link will then be required to file its defence within 30 days after the date of service.

The Company has a commitment for future minimum annual lease payments, for its Ottawa premises, totalling $620 over the next five years.

11. Related party transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

12. Subsequent event

On February 20, 2007, Wi-LAN announced that it had entered into a bought deal agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase from the Company 5,714,300 common shares of the Company at a price of $7.00 per common share for net cash proceeds of approximately $37,750, after 5% underwriting fees and expenses related to the offering (gross proceeds of approximately $40,000). The Underwriters have the option to purchase up to an additional 571,430 common shares at the issue price at any time prior to 30 days following the closing date for additional net proceeds of approximately $3,800 (gross proceeds of approximately $4,000) ("over-allotment").

The offering closed on March 13, 2007, generating net cash proceeds of approximately $37,750. The over-allotment option is available to Underwriters until April 12, 2007. The



funds raised by this offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued.


WiLAN

Wi-LAN Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

for the Three Months Ended January 31, 2007

March 14, 2007

510

Table of Contents

Wi-LAN Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Three Months Ended January 31, 2007

Forward-looking Information

This MD&A, compiled as of March 14, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows;
- acquisitions of additional products, technologies or businesses could materially adversely affect the Company;
- the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel;
- the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues;
- the Company needs to acquire or develop new patents to continue to grow its business;
- the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and
- changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's unaudited interim consolidated financial statements and the accompanying notes (the "Financial Statements") for the quarter ended January 31, 2007. Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.



Highlights – Fiscal First Quarter Ended January 31, 2007

During the fiscal first quarter of 2007, Wi-LAN completed two significant transactions:

- on December 4, 2006, Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of $49,265; and

- the Company completed a bought deal financing for net cash proceeds of $28,292 (gross proceeds of $30,000) on December 29, 2006.

Subsequent to January 31, 2007 – $40,000 Financing

On February 20, 2007, Wi-LAN announced that it had entered into a bought deal agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase from the Company 5,714,300 common shares of the Company at a price of $7.00 per common share for net cash proceeds of approximately $37,750, after 5% underwriting fees and expenses related to the offering (gross proceeds of approximately $40,000). The Underwriters have the option to purchase up to an additional 571,430 common shares at the issue price at any time prior to 30 days following the closing date for additional net proceeds of approximately $3,800 (gross proceeds of approximately $4,000) ("over-allotment").

The offering closed on March 13, 2007, generating net cash proceeds of approximately $37,750. The over-allotment option is available to Underwriters until April 12, 2007. The funds raised by this offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued.

Results of Operations – Comparison of Quarterly Results

The results of the Company's ongoing patent licensing business, including revenues, operating expenses, depreciation & amortization, tax expense and other items are reported as "continuing operations" in the consolidated statements of operations and deficit, and balance sheets. In the fiscal second quarter of 2006, the Company decided to exit its products and engineering services businesses. The results of those businesses have been reported as "discontinued operations". Because of the changes in Wi-LAN's operations during the past year, management has included a comparison of Q1/07 to Q4/06.

Significant items included in the Company's earnings for the fiscal quarters ended January 31, 2007 ("Q1/07"), October 31, 2006 ("Q4/06") and January 31, 2006 ("Q1/06"), follow:



Fiscal quarter	Q1/07		Q4/06		Q1/06	
Three months ended	January 31, 2007		October 31, 2006		January 31, 2006	
Revenues	$ 49,265		$ 12		$ -	
Operating expenses						
Compensation	(2,481)	73%	(556)	50%	(374)	24%
Stock-based compensation	(143)	4%	(31)	3%	(50)	3%
Other operating expenses	(766)	23%	(530)	47%	(1,127)	73%
Total operating expenses	(3,390)	100%	(1,117)	100%	(1,551)	100%
Depreciation & amortization	(746)		(216)		(138)	
Settlement	-		-		9,635	
Gain on sale of property	-		-		1,145	
Earnings/(loss) from continuing operations before income taxes	45,296		(1,159)		9,052	
Provision for income tax (expense)/recovery	(16,726)		16,726		-	
Earnings/(loss)						
From continuing operations	28,570		15,567		9,052	
From discontinued operations	-		728		(5,662)	
Net earnings	$ 28,570		$ 16,295		$ 3,390	
Earnings/(loss) per share - basic and diluted						
Continuing operations						
Basic	$ 0.45		$ 0.26		$ 0.22	
Diluted	$ 0.43		$ 0.26		$ 0.22	
Discontinued operations						
Basic	$ -		$ 0.01		$ (0.14)	
Diluted	$ -		$ 0.01		$ (0.14)	
Net earnings						
Basic	$ 0.45		$ 0.27		$ 0.08	
Diluted	$ 0.43		$ 0.27		$ 0.08	
Weighted average number of shares						
Basic	63,957,925		59,781,954		41,948,829	
Diluted	66,718,801		60,802,976		41,948,829	

Revenues

In Q1/07, Nokia licensed the Wi-LAN patent portfolio for total consideration of $49,265. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current portfolio as at December 2006. In consideration for the license, Nokia transferred to Wi-LAN a portfolio of DSL patents, valued at $34,000 by an independent accounting firm, and agreed to pay Wi-LAN $15,265 (€10,000) in cash, less 10% Finnish withholding taxes. The net cash payment of approximately $13,600 (€9,000) was received by Wi-LAN in January 2007, in accordance with the license agreement, and the Company expects to be able to recover the withholding taxes amounting to approximately $1,500 (€1,000) from Finland.


514

Operating Expenses

Operating expenses comprise employee-related costs, legal costs, patent management expenses, and other expenses such as facilities and public company reporting and listing costs.

Compensation expense for Q1/07, amounted to $2,481, an increase of $1,925 over Q4/06. Compensation expense represented 73% of Q1/07 operating expenses, compared with 50% in Q4/06 and 24% in Q1/06.

In Q1/07 and Q4/06, in addition to base salaries and benefits, compensation expense included costs relating to restricted share units ("RSUs"), deferred stock units ("DSUs"), and bonuses and commissions. The value of RSUs and DSUs is based on the price of Wi-LAN's shares, and the expense recorded in a quarter reflects both the change in the price of Wi-LAN's shares and the number of RSUs and DSUs outstanding. RSUs are settled in cash and DSUs are generally settled by the issue of common shares.

The main items included in the Company's compensation expense for Q1/07, Q4/06 and Q1/06 follow:

Quarter ended	Q1/07	Q4/06	Q1/06
Three months ended	January 31, 2007	October 31, 2006	January 31, 2006
Compensation expense			
RSUs and DSUs	$ 1,299	$ 166	$ -
Bonuses and commissions	680	63	-
Other compensation	502	327	374
Total compensation expense	$ 2,481	$ 556	$ 374

The Q1/07 expense for RSUs and DSUs was $1,299, an increase of $1,133 and $1,299 over Q4/06 and Q1/06, respectively. The increase in this expense in Q1/07 is due mainly to the increase in the Company's common share price during the period. The closing prices for Wi-LAN's shares on the Toronto Stock Exchange follow:

- October 31, 2006 $1.87
- November 30, 2006 $2.70
- December 29, 2006 $4.65
- January 31, 2007 $5.52

The acceleration of vesting of RSUs for a key employee from June 2007 to January 2007 increased the Q1/07 expense by $443. The number of RSUs did not change, only the timing of the vesting.

Bonuses and commission expenses amounted to $680 in Q1/07, an increase of $617 compared with the $63 expense recorded in Q4/06. There were no bonuses or commissions included in compensation expense in Q1/06. These payments relate directly to the successful results achieved by the Company, including the completion of the license with Nokia.

Stock-based compensation expense is a non-cash expense driven in part by the number and value of options issued during the periods. The stock-based compensation expense in Q1/07 was $143, up $112 from Q4/06 and $93 from Q1/06. Other operating expenses amounted to $766 in the first quarter 2007, an increase of $236 over the fourth quarter and a decrease of $361 from Q1/06. The major components of the $236 increase were a Q1/07 loss on foreign exchange of $135, and other costs including public reporting and listing costs and patent-management expenditures.

Depreciation & Amortization, Tax Expense and Other Items

The increase in Q1/07 depreciation & amortization expense is due to recording the cost for two months amortization of the patents acquired from Nokia effective December 4, 2006.

In Q1/06, Wi-LAN realized two non-recurring gains:

- a net gain of $9,635 on completing a settlement with Cisco Systems for the purchase of patents, paid-up and prepaid royalties on certain patents, and settlement costs; and

- a $1,145 gain on the sale of the Company's previous head office facility in Calgary.

Q1/07 net earnings reflect the accrual of $16,726 of income tax expense on the $45,296 of pre-tax earnings from continuing operations in the quarter. At year end, October 31, 2006, Wi-LAN had approximately $101,608 of non-capital tax losses, SR&ED and temporary differences carried forward, with a total tax value of approximately $36,701 based on tax rates in effect at that date. In Q4/06, the Company recognized $16,726 of the tax value as a non-cash credit in earnings, in large part due to the Nokia agreement that was completed in Q1/07 before the year end financial statements were finalized. The Q1/07 earnings therefore report the non-cash tax expense against the earnings achieved in the quarter. The year end valuation allowance of $19,975 has not been adjusted.

While income taxes are based on annual periods, and not quarters, the impact of the $45,296 Q1/07 earnings before tax is as follows:

- no cash income taxes are expected to be payable on the earnings due to the application of the losses carried forward;

- the $101,608 of losses and other tax attributes carried forward are effectively reduced by approximately $45,296; and

- the Company has a $34,000 capital asset in the DSL patents that will be depreciated in future years for accounting and Canadian tax purposes in accordance with income tax rules and regulations.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are deductible. The amount of the future tax asset considered realizable could change materially in the near term, based on future taxable income during the carry-forward period. Management will assess the valuation allowance against other tax losses carried forward and timing differences on a quarterly basis in order to decide when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements. Going forward, Wi-LAN expects to generate revenues from licensing its intellectual property ("IP"), but the timing and nature of individual agreements cannot be predicted.

There was no impact on Q1/07 earnings from the discontinued products and engineering services operations. In Q4/06, the $728 earnings from discontinued operations were due mainly to the realization of a gain on the sale of land and buildings, while the $5,662 loss in Q1/06 represented the operating losses and other costs incurred by the businesses.

Guidance – Operating Expenses

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $8.5-10.5 million, based on current plans and expectations.

Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses and other expenses such as facilities and public company reporting and listing costs. Depreciation & amortization expenses will increase to reflect mainly the carrying value and remaining lives of patent groups in Wi-LAN's overall portfolio, including IP acquisitions.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities and manage its business. The compensation costs also include: stock-based compensation expenses, a non-cash charge, the costs of RSUs and DSUs, bonuses, commissions and other compensation costs in accordance with employment agreements. There were 750,000 RSUs granted in Q3/06; of those, 250,000 were paid in January 2007, 250,000 vest in January 2008 and 250,000 in January 2009.

Legal expenses will likely increase, depending mainly on litigation that is undertaken. The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Currently, the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defense responding to the Statement of Claim filed by the Company. In management's experience, the costs of taking a patent litigation to trial in Canada on one patent are generally in the range of $1-2 million, although costs can vary significantly depending on a range of factors. It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources, including cash from the Nokia licensing and bought deal financing transactions recorded in December 2006 and March 2007, will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million, or more.


517

Liquidity
Cash and short-term investments increased by $41,076 in Q1/07 to $57,756 at January 31, 2007. Working capital increased $25,053 over the same period and totalled $58,366 at January 31, 2007.

Wi-LAN had no long-term debt at January 31, 2007 and 2006.

During the first quarter 2007, Wi-LAN completed two major cash transactions:

- the cash received from Nokia for the licensing agreement was approximately $13,600 (€9,000), excluding approximately $1,500 (€1,000) recorded as accounts receivable for 10% withholding taxes; and

- the bought deal financing raised net cash of $28,292 (gross proceeds of $30,000) by the issuance of 6,666,700 common shares priced at $4.50 per share.

In addition, subsequent to Q1/07, Wi-LAN closed a bought deal financing on March 13, 2007. The financing raised net cash of approximately $37,750 (gross proceeds of $40,000, excluding over-allotment option) through the issuance of 5,714,300 common shares priced at $7.00 per share.

At January 31, 2006, cash and cash equivalents were $8,374 and working capital totalled $4,870. In Q1/06, cash and cash equivalents, and working capital increased by $4,684 and $3,853, respectively. The increases were due mainly to the cash received from the Cisco settlement and cash expended on the discontinued operations.

Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required, and purchase additional high quality patent portfolios that are identified and that fit the Company's strategic direction and portfolio of wireless and wireline telecommunications IP.

Wi-LAN's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX and DSL markets. To date, Wi-LAN has licensed all of its IP to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline, the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips"), and effective December 4, 2006, all of its IP to Nokia. It is difficult to predict the timing and nature of future licenses.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. While each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the result optimizes Wi-LAN's economic results from the licensing.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. It is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license. Other operating expenses will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the patents (i.e. on a contingency basis) and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents.

Minimum commitments for the leased premises in Ottawa are currently as follows:

		Years ending October 31,			
	Total	2007	2008	2009	Thereafter
Lease for premises	$ 620	$ 96	$ 130	$ 130	$ 264

The Company will be expanding its leased space to meet the needs caused by the growth in staffing, and is currently considering the opportunity to expand the space it currently rents from approximately 4,000 square feet to possibly 9,000 square feet or more, depending on the specific space opportunity the Company pursues.

Capital Resources

Wi-LAN will have two main types of capital investment going forward: the acquisition of new patents and IP under Wi-LAN's Technology Acquisition Program ("TAP") to support continuing growth in the Company's business, and capital assets such as computers, software, furniture and facilities to support staff requirements. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of wireless and telecommunications IP licensing. Expenditures for capital assets will match the Company's growth, and are expected to be significantly more modest over time than those associated with TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

Outstanding Common Share Data

As at	January 31, 2007	October 31, 2006
Common shares	69,037,660	61,099,073
Securities convertible into common shares		
Stock options	3,306,463	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	456,660	772,332
	72,827,131	65,937,103

On March 13, 2007, following the closing of the bought deal financing and the exercise of warrants, the Company had a total of 75,009,020 common shares outstanding.

Selected Quarterly Information

The following is a summary of Wi-LAN's quarterly financial results for the past eight quarters.

Operating highlights:

Fiscal quarter	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05
Three months ended	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05	Apr 30/05
Revenues	$ 49,265	$ 12	$ 2,096	$ -	$ -	$ -	$ -	$ -
Operating and amortization expenses	(4,136)	(1,333)	(1,670)	(1,705)	(1,689)	(1,201)	(1,196)	(1,110)
Settlement (a)	-	-	-	-	9,635	-	-	-
Gain on debt settlement	-	-	-	2,919	-	-	-	-
Future income tax (expense)/recovery	(16,726)	16,726	-	-	-	-	-	-
Earnings (loss) from continuing ops	28,570	15,567	432	1,236	9,052	(1,214)	(1,117)	(972)
Earnings/(loss) from discontinued ops	-	728	(832)	(6,412)	(5,662)	(15,667)	(2,364)	(1,996)
Net earnings/(loss)	$ 28,570	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$ (16,881)	$ (3,481)	$ (2,968)
Basic and diluted earnings/(loss) per share								
Continuing operations								
Basic	$ 0.45	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)
Diluted	$ 0.43	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)
Discontinued operations								
Basic	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)	$ (0.05)
Diluted	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)	$ (0.05)

(a) The $9,635 settlement with Cisco, net of expenses, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenue.

Financial position:

Fiscal quarter	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05
As at	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05	Apr 30/05
Cash and cash equivalents	$ 57,756	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690	$ 7,489	$ 9,466
Future tax asset	-	16,726	-	-	-	-	-	-
Patents	43,047	9,787	9,988	10,170	8,848	10,059	10,155	10,288
Shareholders' equity	101,606	43,274	18,961	11,027	14,544	10,916	27,736	31,120

Critical Accounting Policies and Estimates

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results, and require management to make judgements based on underlying assumptions about future events and their effects. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes. Critical accounting estimates are reviewed annually, or more often if needed, by the Audit Committee of the Board. The most critical accounting estimates are those used in the Company's audited annual consolidated financial statements for the year ended October 31,

2006. There have been no changes to the Company's accounting policies or estimates since that time.

The useful life of the DSL patents acquired from Nokia was determined following an assessment of the legal and economic lives, and potential future licensing revenues achievable from the portfolio. The portfolio is being amortized on a straight-line basis over 10 years.

Changes in Accounting Policies, Including Initial Adoption

In 2005, the CICA issued accounting standards on financial instruments (CICA 3385), comprehensive income (CICA 1530) and hedges (CICA 3865). These standards require financial instruments to be carried at fair value on the balance sheet, effective January 1, 2007. Wi-LAN currently has no financial instruments where these standards apply.

Disclosure Controls and Procedures

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President & CEO and CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedure as of March 14, 2007, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold by the Underwriters within the United States of America except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or under exemptions from those laws. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue March 5, 2007



Wi-LAN Inc.

$40,000,100

5,714,300 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 5,714,300 common shares (the "Shares") of Wi-LAN Inc. ("Wi-LAN" or the "Corporation") at a price of $7.00 per Share (the "Offering Price"). The Offering Price has been determined by negotiation between Wi-LAN and Wellington West Capital Markets Inc., CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters"). The Shares being offered hereunder will be issued and sold by the Corporation to the Underwriters.

The outstanding common shares of Wi-LAN (the "Common Shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbol "WIN". On February 19, 2007 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $7.35. The Corporation has applied to list the Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Price: $7.00 per Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to Wi-LAN(2)
Per Share	$7.00	$0.35	$6.65
Total(3)	$40,000,100(3)	$2,000,005	$38,000,095

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 5% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $250,000 which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) Wi-LAN has granted to the Underwriters an over-allotment option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to 571,430 additional Common Shares on the same terms as set out above to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Wi-LAN" will be $44,000,110, $2,200,006 and $41,800,104 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and the issuance and subsequent transfer of Common Shares issuable upon exercise of that option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by Wi-LAN and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Wi-LAN by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period/ Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	571,430 Common Shares	Exercisable for a period of 30 days following the Closing Date	$7.00
Any other options or warrants granted by issuer	172,730 Common Shares	Exercisable for a one year period expiring June 22, 2007	$0.88
	172,800 Common Shares	Exercisable for a one year period expiring August 17, 2007	$1.35

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about March 13, 2007, or such later date as the Corporation and the Underwriters may agree but, in any event, no later than March 31, 2007 (the "Closing Date"). Definitive certificates evidencing the Shares will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

The Corporation's head office and principal place of business are located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, and its telephone number is (613) 688-4900. Its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

It is important for purchasers of Shares to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the Shares, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan, in each case within the meaning of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the annual information form of the Corporation dated January 20, 2007 (the "AIF");
2. the audited consolidated financial statements of the Corporation for the years ended October 31, 2006 and October 31, 2005, together with the notes thereto and the auditors' report thereon;
3. the audited consolidated financial statements of the Corporation for the years ended October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' report thereon;



4. management's discussion and analysis of the financial condition and results of operations of the Corporation for the years ended October 31, 2006 and October 31, 2005;

5. the management information circular of the Corporation dated March 8, 2006 issued in connection with the annual and special meeting of the shareholders of the Corporation held on April 20, 2006 (excluding information which, pursuant to National Instrument 44-101 — Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference);

6. the material change report of the Corporation dated December 6, 2006, with respect to a license of the Corporation's patent portfolio to Nokia Corporation on December 4, 2006; and

7. the material change report of the Corporation dated February 23, 2007, with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited consolidated annual financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces or territories of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this short form prospectus and the documents incorporated by reference herein regarding Wi-LAN's strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus. and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, Wi-LAN cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and the Corporation assumes no responsibility for the accuracy and completeness of the forward-looking statements and the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

THE CORPORATION

Wi-LAN was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992. The Corporation amended its articles to change its name to Wi-LAN Inc. on October 29, 1992. On October 3, 1994, the Corporation amended its articles to remove the prohibition on inviting the public to subscribe for securities of Wi-LAN. On March 24, 1998, the Corporation amended its articles to remove the remaining private company restrictions and to reorganize its share capital. On March 25, 1998, Wi-LAN completed an initial public offering of its shares on the Toronto Stock Exchange.

Wi-LAN has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of Delaware, U.S.A., and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated under the *Business Corporations Act* (Alberta).

The head office of the Corporation is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Wi-LAN's website is: www.wi-lan.com. The information on the website is not and should not be considered part of, or incorporated by reference into, this short form prospectus.

BUSINESS OF THE CORPORATION

Wi-LAN owns intellectual property ("IP") that it believes is essential for a number of products in wireless and wireline telecommunications markets. The Corporation currently has a total of approximately 158 patents, including both issued and unissued patents and foreign equivalents. The Corporation believes that several of its patents are relevant to the following areas: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has licensed some or all of its intellectual property to a number of major companies including Cisco Systems, Inc., Fujitsu Microelectronics America, Inc. and its affiliates, Nokia Corporation, Redline Communications Inc. and NXP Semiconductors (formerly a division of Philips). The Corporation generates substantially all of its revenues from the licensing of its patent portfolio. The Corporation intends to continue to expand its patent licensing initiatives through the licensing of its existing patent portfolio and the acquisition of available complementary patents.



RECENT DEVELOPMENTS

General

On February 5, 2007, at the request of Toronto Stock Exchange concerning recent market activity of Wi-LAN's shares, the Corporation confirmed that it was in preliminary discussions on a number of initiatives, including the acquisition of patents and/or companies, combinations and/or mergers that could account for such activity. All such discussions were and remain preliminary and there can be no assurances that any of such initiatives will be completed.

On January 2, 2007, the board of directors of the Corporation approved the adoption of a Restricted Share Unit Plan (the "RSU Plan") to enable eligible directors, officers and employees of the Corporation ("Eligible Participants") to participate in the Corporation's long-term success and to promote a greater alignment of interests between Eligible Participants and the Corporation's shareholders. Under the RSU Plan, the board of directors may grant restricted share units ("RSUs") to such directors, officers and employees in such number and at such times as it may determine. When vested, each RSU will give the holder of the RSU the right to receive a cash payment equal to the fair market value of one Common Share of the Corporation on the vesting date.

Employment/Consulting Agreements

The Corporation entered into an employment contract with Mr. James Skippen effective June 19, 2006, appointing Mr. Skippen President & Chief Executive Officer of the Corporation. Under the employment contract, as amended, Mr. Skippen receives an annual base salary of $325,000, and was granted 1,500,000 options and a total of 750,000 restricted share units ("RSUs") that vest annually in January 2007, 2008 and 2009. Mr. Skippen also receives annual payments of $250,000 for a period of three years, payable in January in each of 2007, 2008 and 2009, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. The first 250,000 RSUs vested and, together with the first payment of $250,000 due to Mr. Skippen, were paid by the Company in January 2007.

Mr. Stephen Bower was appointed Chief Financial Officer of the Corporation effective January 1, 2007, having been Acting Chief Financial Officer of the Corporation since March 1, 2006. His annual salary is $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Bower received a grant of 100,000 options on January 1, 2007 which vest at a rate of 33% annually, in addition to the 200,000 options he received on May 5, 2006. Mr. Bower may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated by the Corporation upon the provision of three months' notice or upon payment of three months' base salary.

Mr. William Middleton joined Wi-LAN as Vice-President, Licensing, General Counsel and Secretary pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton is paid an annual salary of $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Middleton has been granted a total of 365,000 options. Mr. Middleton may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will vest immediately. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will vest immediately.

Mr. Jung Yee joined Wi-LAN as Chief Technology Officer pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee is paid an annual salary of $160,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Yee has been granted a total of 225,000 options. Mr. Yee may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which



amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with Dr. Hatim Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. The Consulting Contract had a commencement date of July 10, 2006 and terminates on June 30, 2007. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation for the past five years and holdings of Common Shares, options and deferred stock units ("DSUs") of each of the directors and senior officers of the Corporation as at March 5, 2007 are as follows:

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
James Douglas Skippen Ottawa, Ontario Canada	Director, President, Chief Executive Officer & Chief Legal Officer	June 2006 to present: President, Chief Executive Officer & Chief Legal Officer of Wi-LAN and a director of the Corporation May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP 2001 – 2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary	June 20, 2006	225,000	1,125,000 options [5]
Robert Stephen Bower, FCA Ottawa, Ontario Canada	Chief Financial Officer	January 1, 2007 to present: Chief Financial Officer of Wi-LAN March 1, 2006 to December 31, 2006: Acting Chief Financial Officer of Wi-LAN 2004 – present: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company 1999 – 2005: CFO with SiGe Semiconductor, Inc., a private wireless semiconductor company	N/A	40,000	213,000 options

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
William Ross Middleton Ashton, Ontario Canada	Vice-President, Licensing, General Counsel and Secretary	August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated	N/A	24,000	330,000 options
Jung Yee Ottawa, Ontario Canada	Chief Technology Officer	August 2006 to present: Chief Technology Officer of Wi-LAN May 2005 – July 2006: consultant February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.	N/A	Nil	225,000 options
Dr. Hatim Zaghloul[4] Calgary, Alberta Canada	Chairman and Director	March 2005 – present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas January 2004 – February 2005: Executive Chairman of Wi-LAN 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN	April 20, 2006	749,810	375,000 options
Dr. Michel Tewfik Fattouche[1][3][4] Calgary, Alberta Canada	Director	Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services	April 20, 2006	2,032,264	175,000 options
John Kendall Gillberry[1][3] Milton, Ontario Canada	Director	1996 – present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm July 2005 – present: COO and CFO of Software Innovation Inc., a software developer 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry	May 19, 2005	10,000	171,000 options 13,642 DSUs
William Keith Jenkins[2] Calgary, Alberta Canada	Director	Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors	May 19, 2005	Nil	181,000 options 12,706 DSUs

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
Dr. Robert Adolph Schulz[1][2] Calgary, Alberta Canada	Director	Professor of Strategic Management, University of Calgary – Haskayne School of Business	April 20, 2006	105,857	150,000 options

Notes:

(1) Audit Committee member.

(2) Governance and Nominating Committee member.

(3) Compensation Committee member.

(4) Technical Advisory Committee member.

(5) In addition, the Corporation issued 750,000 restricted stock units to Mr. Skippen as part of his employment contract.

Each director of the Corporation named above shall hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

At March 5, 2007 the number of Common Shares beneficially owned, directly or indirectly, by the directors and executive officers is 3,186,931 Common Shares, being approximately 4.6% of the issued and outstanding Common Shares before the Offering and 4.3% of the issued and outstanding Common Shares after closing of the Offering (not including any Common Shares which may be purchased by directors and officers under the Offering).

USE OF PROCEEDS

Assuming the Over-Allotment Option is not exercised, the net proceeds of the Offering, after deducting the fees payable to the Underwriters and the estimated expenses of the Offering payable by the Corporation, will be approximately $37,750,000. The funds raised in this Offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this Offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued. The terms under which patents may be acquired may vary and may include terms such as revenue sharing, a transfer of patents to Wi-LAN as partial consideration for a license to the Corporation's patents or outright purchase for cash or Common Shares. In the event that the Corporation elects to commence one or more additional litigation proceedings, then the funds from this Offering will be used, in part, to fund such litigation.

It is also essential for the Corporation to demonstrate to prospective licensees that it has sufficient cash on hand to finance both patent acquisitions and litigation to enforce its patent rights. On October 31, 2006, Wi-LAN had approximately $16,700,000 in cash and short-term investments on hand. In January 2007, the Corporation received approximately $15,200,000, less 10% withholding taxes, from Nokia. The Corporation also received net cash proceeds of approximately $28,369,000 from the issuance of Common Shares completed on December 29, 2006. The net proceeds from this Offering will further assist the Corporation in demonstrating significant available cash resources to pursue its business.

In addition to any litigation commenced by the Corporation, it is also possible that one or more parties will file a suit against Wi-LAN seeking a declaration that Wi-LAN's patents are invalid, unenforceable or not infringed by certain products, which may require the expenditure of funds derived from this Offering. Also, the demonstration by the Corporation of significant cash reserves may deter such litigation.

The Corporation will retain broad discretion in allocating the net proceeds of the Offering. The Corporation's actual use of such net proceeds may vary depending on the Corporation's operating and capital needs from time to time.



CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets out the consolidated capitalization of the Corporation as at October 31, 2006, the Corporation's fiscal year end, both before and after giving effect to this Offering. Details of the Shares and instruments convertible into shares as at March 5, 2007 are also provided.

Designation	Authorized	As at October 31, 2006 Before Giving Effect to this Offering	As at October 31, 2006 After Giving Effect to this Offering(1)
Long-Term Debt	N/A	$Nil	$Nil
Common Shares(2)(3)	Unlimited	$202,396,000 (61,099,073 Common Shares)	$240,146,000 (66,813,373 Common Shares)
Preferred Shares	Unlimited	$ Nil (Nil Shares)	$ Nil (Nil Shares)
Special Preferred Shares	6,305.9	$ Nil (Nil Shares)	$ Nil (Nil Shares)

Notes:

(1) Includes 5,714,300 Common Shares to be issued pursuant to this Offering. Does not include: (a) Underwriters option to purchase an additional 571,430 Common Shares ($4,000,010), (b) 6,667,700 Common Shares issued on December 29, 2006 pursuant to a short form prospectus dated December 21, 2006, and (c) options and brokers warrants exercised since October 31, 2006. On October 31, 2006, the Corporation's fiscal year end, an aggregate of 4,039,350 options to purchase Common Shares were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 756,660 Common Shares were reserved for issuance pursuant to brokers' warrants, and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants.

(2) At March 5, 2007, including the issue of shares on the closing of the Corporation's financing on December 29, 2006, and the exercise of options and warrants, but excluding the Common Shares to be issued pursuant to this Offering, there were: 69,121,990 Common Shares issued and outstanding, 3,314,000 options to purchase Common Shares issued and outstanding under the Corporation's stock option plan, 26,348 DSUs issued and outstanding under the Corporation's deferred share unit plan, 374,330 Common Shares reserved for issuance pursuant to brokers' warrants and no Common Shares reserved for issuance pursuant to warrants other than brokers' warrants.

(3) As at October 31, 2006, the Corporation had a contributed surplus of $6,470,000 and a deficit of $165,592,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Wi-LAN consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. As of March 5, 2007, there were 69,121,990 Common Shares, no special preferred shares and no preferred shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Corporation's board of directors, such dividends as may be declared thereon by the board of directors from time to time. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "distribution"), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a distribution, are entitled to share equally, share for share, in the remaining property of the Corporation.



Special Preferred Shares

The holders of the special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a distribution by the Corporation to holders of its shares, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation, but shall not be entitled to share any further in the distribution. Each holder of the special preferred shares may require the Corporation to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. From time to time the board of directors of the Corporation may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a distribution; the extent, if any, of further participation in a distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated February 26, 2007 between the Corporation and the Underwriters (the "Underwriting Agreement"), the Corporation has agreed to issue and sell an aggregate of 5,714,300 Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Shares on March 13, 2007, or such other date as may be agreed by the Corporation and the Underwriters but, in any event, no later than March 31, 2007. Definitive certificates representing the Shares will be available for delivery at closing. Delivery of the Shares is conditional upon payment in cash on closing of $7.00 per Share by the Underwriters to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters. The Corporation has agreed to pay the Underwriters' Fee equal to $0.35 per Share (being a commission of 5% of the gross proceeds).

In addition, Wi-LAN has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to a maximum of 571,430 additional Common Shares, representing up to 10% of the Shares offered hereby, at a price of $7.00 per share, payable in cash to the Corporation, against delivery of the certificates evidencing such additional Common Shares. The Over-Allotment Option is exercisable in whole or in part on closing of this Offering or from time to time for a period of up to 30 days thereafter to cover over-allotments, if any, made by the Underwriters in connection with the Offering. If such Over-Allotment Option is exercised, the Underwriters will receive a fee of $0.35 per additional Common Share purchased pursuant to such Over-Allotment Option. This short form prospectus qualifies the distribution of the Over-Allotment Option to the Underwriters and the issuance and subsequent transfer of the Common Shares issuable upon the exercise thereof.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Shares. The Underwriters are, however, obligated to take up and pay for all Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the later of (a) the Closing Date, and (b) if the Over-Allotment Option is exercised, the closing date of the purchase of the additional Common Shares pursuant to the Over-Allotment Option, without the consent of Wellington West Capital Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer such Shares to certain institutional accredited investors who will purchase them from the Corporation, as substituted purchasers, pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Shares offered hereby involves certain risks. Before investing, prospective purchasers of Shares should carefully consider the factors set out below, as well as the other information contained in this short form prospectus and in the documents incorporated by reference, including the factors set out under the heading "Risk Factors" in the AIF (which may be accessed at www.sedar.com):

- **The Corporation is now almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now solely an intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other



licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Corporation.** The Corporation continually evaluates opportunities to acquire additional products, technologies or businesses. The Corporation has no present commitments or agreements with respect to any such acquisitions. Acquisitions may result in potentially significant dilutive issuances of equity securities, decreases in the trading price of the Corporation's Common Shares, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Corporation's financial condition and results of operations. In addition, acquired businesses may experience operating losses, which may adversely affect the Corporation's earnings. Acquisitions involve a number of risks, including uncertainties regarding the company's patent portfolios and the validity, applicability or enforceability of patents within the portfolios, difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new licensees, and the potential loss of the acquired company's key employees.

- **The Corporation is dependent on its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Corporation.

- **The Corporation may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Corporation to commence or continue litigation against those it considers to be infringing its patents or for the Corporation to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Corporation's patents could materially adversely affect the Corporation. Prolonged litigation could also delay the receipt of licensing revenues by the Corporation and deplete the Corporation's financial resources.

- **The Corporation will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2014. In order to be successful in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Corporation will be able to do so. If the Corporation fails to acquire or develop additional patents or to acquire rights to license new patents, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation requires investment to translate its intellectual property position into sustainable profit in the market.** The Corporation's future growth depends on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Corporation will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Corporation's plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Corporation.

- **Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation.** The ability of the Corporation to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Corporation under patent laws. Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation's business and financial condition.

INTERESTS OF EXPERTS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by Osler, Hoskin & Harcourt LLP, and on behalf of the Underwriters by Heenan Blaikie LLP. As at the date hereof, the partners and associates of Osler, Hoskin & Harcourt LLP and the partners and associates of Heenan Blaikie LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Ottawa, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

Merrill File: 07ZAS48801 - DA48801A.;25 - Seq 10 - CL 6 Proof: 5-MAR-07 19:27 Comp: 5-MAR-07 19:23 Chksum: 43802



AUDITORS' CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March 5, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated January 11, 2007.

Ottawa, Ontario
March 5, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants



AUDITORS' CONSENT OF KPMG LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March 5, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated December 13, 2005 except for note 16(c) which is dated as of February 3, 2006.

Calgary, Alberta
March 5, 2007

(Signed) KPMG LLP
Chartered Accountants

530

CERTIFICATE OF WI-LAN INC.

Dated: March 5, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

(Signed) JAMES D. SKIPPEN
President, Chief Executive Officer and Director

(Signed) R. STEPHEN BOWER
Chief Financial Officer

On behalf of the Board of Directors of Wi-LAN Inc.

(Signed) WILLIAM K. JENKINS
Director

(Signed) JOHN K. GILLBERRY
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 5, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) Paul Rajchgod
PAUL RAJCHGOD

CIBC WORLD MARKETS INC.	**GENUITY CAPITAL MARKETS GP**	**PARADIGM CAPITAL INC.**
(Signed) Kevin Dalton KEVIN DALTON	(Signed) Daniel Daviau DANIEL DAVIAU	(Signed) Peter Greenwood PETER GREENWOOD

GMP SECURITIES L.P.

(Signed) Lorne Sugarman
LORNE SUGARMAN

DUNDEE SECURITIES CORPORATION

(Signed) Brett A. Whalen
BRETT A. WHALEN




WiLAN

Merrill File: 07ZAS48801 - KA48801A.;2 - Seq 1 - CL 6 Proof: 5-MAR-07 19:27 Comp: 26-FEB-07 17:03 Chksum: 2041

MERRILL CORPORATION CANADA
Printed In Canada

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, Ontario K1Y 4S1

Item 2 - Date of Material Change

March 26, 2007

Item 3 - News Release

The news release was issued by Wi-LAN on March 27, 2007 via CCN Matthews and was subsequently filed on SEDAR.

Item 4 - Summary of Material Change

On March 26, 2007, Wi-LAN and Tri-Vision International Ltd. entered into a non-binding letter of intent for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

Item 5 - Full Description of Material Change

5.1 *Full Description of Material Change*

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date, subject to the exchange ratio calculation described below. This represents a premium of 41.0% on the closing price of Tri-Vision's common shares on the TSX on March 26, 2007 and a premium of 41.7% on the 20-day volume weighted average trading price of Tri-Vision's common shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision

540

within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the letter of intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the letter of intent. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they are they will vote in favour of the Transaction.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change. The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following receipt of all necessary approvals.

5.2 *Disclosure for Restructuring Transactions*

Not Applicable.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 - Omitted Information

Not Applicable.

Item 8 - Executive Officer

For further information please contact:

Steve Bower
Chief Financial Officer
(613) 688-4898

Item 9 - Date of Report

April 4, 2007

541

FORM 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 **Date of Material Change**

December 4, 2006

Item 3 **News Release**

A news release was disseminated through CCN Matthews on December 4, 2006 and has been filed on SEDAR.

Item 4 **Summary of Material Change**

The Company announced that it has licensed its patent portfolio to Nokia Corporation of Finland ("Nokia").

Item 5 **Full Description of Material Change**

On December 4, 2006, the Company announced that Nokia has licensed the Company's patent portfolio. Under the terms of the agreement, Nokia receives a fully paid-up license to the Company's current patent portfolio. In partial consideration for this license, Nokia will transfer to the Company patents, both issued and pending, relating to telecommunications and asymmetric digital subscriber line technologies (having a $34 million value based on a preliminary independent valuation by a large accounting firm). As additional consideration, Nokia will pay approximately $15.2 million (€ 10 million) to the Company.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

N/A.

Item 8 **Executive Officer**

James Skippen, the Company's President & CEO, is knowledgeable about the material change and this report. His business telephone number is +1 (613) 688-3898.

Item 9 **Date of Report**

December 6, 2006.

END